UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 12, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release ANGLOGOLD ASHANTI LIMITED – MINERAL RESOURCE AND ORE
RESERVE REPORT FOR THE YEAR ENDED DECEMBER 31, 2016

M I N E R A L R E S O U R C E A N D
O R E R E S E R V E R E P O R T
2 0 1 6
RATE THIS REPORT

C O N T E N T S
H O W T O U S E T H I S R E P O RT
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To create value for
our shareholders, our
employees and our
business and social
partners through safely
and responsibly exploring,
mining and marketing
our products. Our
primary focus is gold,
but we will pursue value
creating opportunities
in other minerals where
we can leverage our
existing assets, skills and
experience to enhance the
delivery of value.
OUR
MISSION
OUR VALUES
CLICK TO REVEAL
1 About this report
3 Group proﬁle
4 Corporate
governance
5 The year in review
8 Group overview
17
REGIONAL OVERVIEW
22 Kopanang
28 Moab Khotsong
38 Mponeng
48 TauTona
56 Surface Operations
69
REGIONAL OVERVIEW
72
Democratic
Republic of
the Congo
74 Kibali
84
Ghana
85 Iduapriem
96 Obuasi
104
Guinea
106 Siguiri
118
Mali
125 Sadiola
137
Tanzania
138 Geita
153
REGIONAL OVERVIEW
156 Sunrise Dam
164 Tropicana
175
REGIONAL OVERVIEW
178
Argentina
179 Cerro Vanguardia
188
Brazil
190 AGA Mineração
193
Córrego do Sítio
202
Cuiabá
210
Lamego
217
Nova Lima Sul
220 Serra Grande
230
Colombia
232 Gramalote
237 La Colosa
244 Quebradona
251 Deﬁnitions
253 Glossary of terms
256 Abbreviations
257 Administrative
information for
professional
organisations
250 Administrative
information
INTRODUCTION
SECTION 1
SECTION 2
SOUTH
AFRICA
SECTION 3
CONTINENTAL
AFRICA
SECTION 4
AUSTRALASIA
SECTION 5
AMERICAS
SECTION 6
ADMINISTRATIVE
119 Morila
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

A B O U T T H I S R E P O R T
T
he reporting criteria as outlined in the reporting codes have been used in the preparation of internal competent person reports (CPR) for each operation, from which the numbers stated in this report have been drawn. Reporting is also in accordance with Section 12 of the Johannesburg Stock Exchange Listings Requirements
The Mineral Resource as reported is inclusive of the Ore Reserve component unless otherwise stated. Note also that all Mineral Resource and Ore Reserve listed in this document are attributable to AngloGold Ashanti unless otherwise stated.
Information is presented by operating region, country, mine and project. The following tables and graphs are used to illustrate details across AngloGold Ashanti’s operations during 2016:
Infrastructure maps; legal aspects and tenure; inclusive Mineral Resource and Ore Reserve comparison by region, country, mine and project; details of average drill hole/sampling spacing and type; geological cross sections, Mineral Resource sensitivities; exclusive
Mineral Resource; Mineral Resource below infrastructure; inclusive Mineral Resource and
Ore Reserve by-products; year-on-year reconciliation of the Mineral Resource and Ore
Reserve; Inferred Mineral Resource in business plan; Ore Reserve modifying factors; grade tonnage information on the Mineral Resource and details of appointed Competent Persons.
Topics for brief discussion include regional overview; country overview; introduction; geology;
exploration; projects and estimation.
G U I D E T O R E P O RT I N G
AngloGold Ashanti publishes a suite of reports to record its overall performance annually.
While the Integrated Report 2016 is our primary report, it should be read in conjunction with this report, the Mineral Resource and Ore Reserve Report 2016, as well as the other reports making up our full suite of reports for the year.
Our primary
platform for reporting is our
online reporting website
www.aga-reports.com
THE 2016
SUITE OF REPORTS
INCLUDES:
>IR
Integrated Report
>SDR
Sustainable
Development Report
>R&R
Mineral Resource and
Ore Reserve Report
>AFS
Annual Financial
Statements
>OPS
Operational Proﬁles
>NOM
Notice of Annual General
Meeting and Summarised
Financial Information
(Notice of Meeting)
T h e M i n e r a l R e s o u r c e a n d O r e R e s e r v e f o r A n g l o G o l d A s h a n t i L i m i t e d ( A n g l o G o l d A s h a n t i ) a r e
r e p o r t e d i n a c c o r d a n c e w i t h t h e m i n i m u m s t a n d a r d s d e s c r i b e d b y t h e S o u t h A f r i c a n C o d e f o r t h e
R e p o r t i n g o f E x p l o r a t i o n R e s u l t s , M i n e r a l R e s o u r c e s a n d M i n e r a l R e s e r v e s ( T h e S A M R E C C o d e ,
2 0 1 6 e d i t i o n ) , a n d a l s o c o n f o r m t o t h e s t a n d a r d s s e t o u t i n t h e A u s t r a l a s i a n C o d e f o r R e p o r t i n g
o f E x p l o r a t i o n R e s u l t s , M i n e r a l R e s o u r c e s a n d O r e R e s e r v e s ( J O R C C o d e , 2 0 1 2 E d i t i o n ) .
FOR NOTING:
The following key parameters should be noted in respect of our reports:
•
Production is expressed on an attributable basis unless otherwise indicated
•
Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports
•
Locations on maps are for indication purposes only
•
Group and company are used interchangeably
•
Mine, operation and business unit are used interchangeably
•
Rounding off of numbers may result in computational discrepancies
•
To reﬂect that ﬁgures are not precise calculations and that there is uncertainty in their estimation AngloGold Ashanti reports tonnage and content in terms of two decimals: similarly by-products are reported to no decimals
•
Throughout this report the metric system of measurement is used
The full suite of reports is
available on our annual
report portal at www.aga-
reports.com and also on our
corporate website, www.
anglogoldashanti.com.
For terminology used in
this report, please refer to
the glossary of terms on
page 256.
1
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

S E C T I O N 1
I N T R O D U C T I O N
AngloGold Ashanti strives to actively
create value by growing its major
asset – the Mineral Resource and
Ore Reserve.
Group proﬁle /
3
Corporate governance /
4
The year in review /
5
Group overview /
8
2
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

G R O U P P R O F I L E
AMERICAS
1 Argentina
Cerro Vanguardia (92.5%)
2 Brazil
Serra Grande
AGA Minera ção
3 Colombia
Gramalote (51%)
La Colosa
Quebradona (92.72%)
SOUTH AFRICA
9 South Africa
Vaal River
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona
Surface Operations
(2)
AUSTRALASIA
10 Australia
Sunrise Dam
Tropicana (70%)
CONTINENTAL
AFRICA
4 Guinea
Siguiri (85%)
5 Mali
Morila
(40%)
(1)
Sadiola (41%)
6 Ghana
Iduapriem
Obuasi
(3)
7 DRC
Kibali
(45%)
(1)
8 Tanzania
Geita
LEGEND
Operations                   Advanced greenfield projects
6
5
9
8
2
3
1
10
7
4
Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated
(1)
Both Morila and Kibali are managed and operated by Randgold Resources Limited
(2)
Surface Operations includes Mine Waste Solutions (MWS)
(3)
Obuasi is currently in care and maintenance
OUR OPERATIONS ARE GROUPED
REGIONALLY AS FOLLOWS:
South Africa
/ Vaal River, West Wits and Surface Operations
Continental Africa
/ Democratic Republic of the Congo,
Ghana, Guinea, Mali and Tanzania
Australasia
/ Australia
Americas
/ Argentina, Brazil and Colombia
LOCATION OF ANGLOGOLD ASHANTI’S
OPERATIONS AND
ADVANCED GREENFIELD
PROJECTS
3
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

T h e M i n e r a l R e s o u r c e a n d O r e R e s e r v e f o r A n g l o G o l d A s h a n t i a r e r e p o r t e d i n a c c o r d a n c e w i t h t h e
m i n i m u m s t a n d a r d s d e s c r i b e d b y t h e S o u t h A f r i c a n C o d e f o r t h e R e p o r t i n g o f E x p l o r a t i o n R e s u l t s ,
M i n e r a l R e s o u r c e s a n d M i n e r a l R e s e r v e s ( T h e S A M R E C C o d e , 2 0 1 6 e d i t i o n ) , a n d a l s o c o n f o r m
t o t h e s t a n d a r d s s e t o u t i n t h e A u s t r a l a s i a n C o d e f o r R e p o r t i n g o f E x p l o r a t i o n R e s u l t s , M i n e r a l
R e s o u r c e s a n d O r e R e s e r v e s ( J O R C C o d e , 2 0 1 2 E d i t i o n ) .
AngloGold Ashanti achieves this through ensuring the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and deﬁnitions as detailed in the SAMREC code. In complying with revisions to the SAMREC code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as deﬁned in Table 1 of the code. The company will however continue to provide the high level of disclosure it has in previous years in order to comply with the transparency requirements of the code.
AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC), which is responsible for setting and overseeing the company’s Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the company’s goals and objectives while complying with all relevant regularity codes. Its membership and terms of references are mandated under a policy document signed off by the Chief Executive Ofﬁcer.
Over more than a decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation or project will be reviewed by an independent third party on average once every three years:
•
Mineral Resource and Ore Reserve at South African Surface Operations
•
Mineral Resource and Ore Reserve at AGA Mineração – Córrego do Sítio
•
Mineral Resource and Ore Reserve at Sadiola
The external reviews were conducted by AMEC, Optiro and Snowden respectively. Certiﬁcates of sign-off have been received for the
ﬁrst two audits from the companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the SAMREC and JORC Codes. A signed NI 43-101 report was provided in the case of Sadiola.
In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualiﬁed Competent
Persons from within AngloGold Ashanti and no signiﬁcant deﬁciencies were identiﬁed. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance.
These procedures have been developed to be compliant with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX).
AngloGold Ashanti makes use of a web based group reporting database called the Mineral Resource and Ore Reserve Reporting
System (R3) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements including the SEC and the JSE under SAMREC. AngloGold Ashanti uses R3 to ensure a documented chain of responsibility exists from the
Competent Persons at the operations to the company’s RRSC.
AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral
Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.
C O M P E T E N T P E R S O N S
The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as deﬁned in the SAMREC or JORC Codes. All Competent Persons are employed by AngloGold Ashanti, except for Kibali and Morila, and have sufﬁcient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of exploration results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. The legal tenure of each operation and project has been veriﬁed to the satisfaction of the accountable competent person and all Ore Reserves have been conﬁrmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This is detailed within this report.
Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering),
BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold
Ashanti and is satisﬁed that the Competent Persons have fulﬁlled their responsibilities. VA Chamberlain has 29 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima
Moosa Street, Newtown, 2001 South Africa.
C O R P O R A T E G O V E R N A N C E
4
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

T H E Y E A R I N R E V I E W
A n g l o G o l d A s h a n t i s t r i v e s t o a c t i v e l y c r e a t e v a l u e b y g r o w i n g i t s m a j o r a s s e t – t h e M i n e r a l
R e s o u r c e a n d O r e R e s e r v e . T h i s d r i v e i s b a s e d o n a c t i v e , w e l l - d e f i n e d b r o w n f i e l d s a n d
g r e e n f i e l d s e x p l o r a t i o n p r o g r a m m e s , i n n o v a t i o n i n b o t h g e o l o g i c a l m o d e l l i n g a n d m i n e p l a n n i n g
a n d c o n t i n u a l o p t i m i s a t i o n o f t h e a s s e t p o r t f o l i o .
G O L D P R I C E
The following local prices of gold were used as a basis for estimation in the December 2016 declaration:
Local prices of gold
Gold price
US$/oz
South Africa
ZAR/kg
Australia
AUD/oz
Brazil
BRL/oz
Argentina
ARS/oz
2016 Ore Reserve 1,100 530,000 1,500 4,041 14,969
2015 Ore Reserve 1,100 431,000 1,436 3,360 10,143
2016 Mineral Resource 1,400 663,819 1,817 4,414 21,531
2015 Mineral Resource 1,400 450,000 1,704 3,501 10,788
The SAMREC and JORC Codes require the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts, these are reviewed annually and are prepared in-house using a range of techniques including historic price averages.
The Mineral Resource sensitivities shown in the detail of this report use a base of $1,400/oz and a range of $200/oz, unless stated otherwise.
M I N E R A L R E S O U R C E
The total Mineral Resource increased from 207.8 million ounces (Moz) in December 2015 to 214.7Moz in December 2016. A gross annual increase of 11.3Moz occurred before depletion, while the net increase after allowing for depletion is 6.9Moz. Changes in economic assumptions from December 2015 to December 2016 resulted in a 1.7Moz increase to the Mineral Resource, whilst exploration and modelling resulted in an increase of 10.0Moz. Depletion from the Mineral Resource for the year totalled 4.4Moz.
The Mineral Resource has been estimated at a gold price of US$1,400/oz (2015: US$1,400/oz).
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2015 207.8
Depletions (4.4)
Sub-total 203.4
Additions
Obuasi
A new geological model, the revalidated database and a revised estimation methodology resulted in the signiﬁcant increase
5.5
Mponeng Surface and underground exploration of the VCR horizon added signiﬁcant Mineral Resource 2.2
Tropicana
Exploration additions in Havana South, Tropicana and Boston Shaker and additional increases due to a drop in mining costs
1.5
Sunrise Dam Increase due to successful exploration drilling, gold price increase and methodology changes 1.3
AGA Mineração
Mainly the result of open pit gains at Rosalino, some underground additions at Cuiabá and CdS, positive results from surface drilling at Carvoaria and reduced costs at Lamego
1.2
Siguiri
Attributed to cost reduction, inﬁll drilling at Seguélén, Bidini, Tubani and Kami and the inclusion of mineralised waste
0.9
Geita Gains due to updates of the underground Mineral Resource models and a decrease in costs 0.9
Other Additions less than 0.5Moz 0.9
Sub-total 217.8
Reductions
Moab Khotsong Changes due to a Mineral Resource clean-up, a value drop and a revised structural interpretation (1.0)
Kibali
Change due to a revised geological model and the constraining of the underground Mineral
Resource into optimised stope shapes
(0.8)
TauTona Mainly due to value changes and transfers out of Mineral Resource (0.6)
Kopanang
Resulting from movements out of Mineral Resource and a value drop resulting from a revised estimation approach
(0.6)
Other Reductions less than 0.5Moz (0.1)
Mineral Resource as at 31 December 2016 214.7
5
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

O R E R E S E R V E
The AngloGold Ashanti Ore Reserve reduced from 51.7Moz in December 2015 to 50.1Moz in December 2016. This gross annual decrease of 1.6Moz includes depletion of 3.9Moz. The balance of 2.3Moz additions in Ore Reserve, resulted from changes in economic assumptions between 2015 and 2016 of 0.2Moz, whilst exploration and modelling changes resulted in further additions of 2.3Moz. Other factors resulted in a 0.3Moz decrease. The Ore Reserve has been estimated using a gold price of US$1,100/oz
(2015: US$1,100/oz).
ORE RESERVE
Moz
Ore Reserve as at 31 December 2015
51.7
Depletions
(3.9)
Sub-total
47.8
Additions
Tropicana
Introduction of the Long Island project philosophy and costs and the HA04 pit
1.1
AGA Mineração
Ore Reserve variation due to change in costs and revenue factor as well as minor mining method and revised estimation techniques changes
0.6
Siguiri
Mainly due to model changes
0.5
Sunrise Dam
Increase due to revised drill spacing requirements. Vogue orebody had large increase due to the drill spacing change and additional diamond drilling
0.4
Other
Additions less than 0.3Moz
0.9
Sub-total
51.3
Reductions
Kibali
Decrease is the result of a new geological model
(0.3)
Other
Reductions less than 0.3Moz
(0.9)
Ore Reserve as at 31 December 2016
50.1
T H E Y E A R I N R E V I E W
( C O N T I N U E D )
MINERAL RESOURCE reconciliation 2015 vs. 2016
Total (attributable)
Ounces (millions)
216
214
212
210
208
206
204
202
200
2015
Depletion
-4.4
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
2016
4.4
5.6
0.1
1.6
0.1
0.1
0.0
Acquisitions
-0.5
207.8
214.7
ORE RESERVE reconciliation 2015 vs. 2016
Total (attributable)
Ounces (millions)
52
51
50
49
48
47
46
45
-2.9
1.3
1.0
0.1
0.2
-0.1
0.1
0.2
-0.5
51.7
50.1
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
2016
Revenue
factor
6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

B Y- P R O D U C T S
Several by-products will be recovered as a result of processing of the gold Ore Reserve. These include 56.0kt of uranium oxide from the South African operations, 0.42Mt of sulphur from Brazil and 18.2Moz of silver from Argentina.
Local prices were used as a basis for estimation of the by-products
Silver
US$/oz
Silver
ARS/oz
Uranium
ZAR/lb
Copper
US$/lb
Molybdenum
US$/lb
2016 Ore Reserve 13.82 188.09 422 2.16 5.00
2015 Ore Reserve 14.06 129.63 384 3.00 10.00
2016 Mineral Resource 22.94 352.82 620 2.90 9.25
2015 Mineral Resource 23.12 178.26 520 3.50 15.00
7
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

G R O U P O V E R V I E W
MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
Gold
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
South Africa
Measured
151
1.99
301
10
Indicated
902
1.99
1,794
58
Inferred
29
15.04
436
14
Total
1,082
2.34
2,531
81
Democratic Republic of Congo
Measured
8
2.66
21
1
Indicated
53
3.25
172
6
Inferred
21
2.33
48
2
Total
81
2.96
241
8
Ghana Measured
3
0.82
2
0
Indicated
208
4.29
890
29
Inferred
54
5.99
322
10
Total
264
4.59
1,215
39
Guinea
Measured
25
0.64
16
1
Indicated
143
0.84
120
4
Inferred
57
0.95
55
2
Total
226
0.85
191
6
Mali
Measured
0
2.37
0
0
Indicated
61
1.58
96
3
Inferred
8
1.63
13
0
Total
69
1.58
109
4
Tanzania
Measured
–
–
–
–
Indicated
41
2.99
122
4
Inferred
22
4.87
106
3
Total
62
3.64
228
7
Australia Measured
31
1.08
33
1
Indicated
113
2.02
230
7
Inferred
49
1.92
95
3
Total
193
1.85
357
11
Argentina
Measured
9
1.80
16
1
Indicated
21
3.20
69
2
Inferred
4
2.78
10
0
Total
34
2.78
95
3
Brazil
Measured
24
5.88
139
4
Indicated
23
5.81
136
4
Inferred
46
5.89
270
9
Total
93
5.87
544
18
Colombia
Measured
17
0.79
13
0
Indicated
999
0.80
796
26
Inferred
859
0.42
359
12
Total
1,875
0.62
1,168
38
Total
Measured
267
2.03
542
17
Indicated
2,564
1.73
4,424
142
Inferred
1,148
1.49
1,713
55
Total
3,980
1.68
6,678
215
8
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
Gold
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
South Africa Measured 14 14.24 204 7
Indicated 227 3.64 826 27
Inferred 12 14.58 175 6
Total 253 4.76 1,205 39
Democratic Republic of Congo Measured 1 3.27 4 0
Indicated 25 2.17 55 2
Inferred 21 2.33 48 2
Total 47 2.27 107 3
Ghana Measured 0 3.91 0 0
Indicated 147 4.52 664 21
Inferred 54 5.99 322 10
Total 201 4.91 987 32
Guinea Measured – – – –
Indicated 66 0.84 56 2
Inferred 57 0.95 54 2
Total 123 0.89 110 4
Mali Measured – – – –
Indicated 20 1.69 34 1
Inferred 8 1.63 13 0
Total 28 1.67 47 2
Tanzania Measured – – – –
Indicated 24 2.49 60 2
Inferred 22 4.87 106 3
Total 46 3.61 166 5
Australia Measured 8 0,67 5 0
Indicated 72 1.85 133 4
Inferred 49 1.92 95 3
Total 129 1.80 233 7
Argentina Measured 4 2.10 8 0
Indicated 19 2.61 49 2
Inferred 3 1.69 5 0
Total 26 2.43 62 2
Brazil Measured 15 6.51 100 3
Indicated 14 5.88 80 3
Inferred 45 5.91 267 9
Total 74 6.03 447 14
Colombia Measured 17 0.79 13 0
Indicated 999 0.80 796 26
Inferred 859 0.42 359 12
Total 1,875 0.62 1,168 38
Total Measured 59 5.64 335 11
Indicated 1,613 1.71 2,752 88
Inferred 1,130 1.28 1,444 46
Total 2,802 1.62 4,532 146
9
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

ORE RESERVE BY COUNTRY (ATTRIBUTABLE)
Gold
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
South Africa
Proved
139
0.57
79
3
Probable
689
1.02
703
23
Total
828
0.94
782
25
Democratic Republic of Congo
Proved
2
1.90
4
0
Probable
30
4.17
125
4
Total
32
4.03
128
4
Ghana
Proved
3
0.76
2
0
Probable
64
3.55
226
7
Total
67
3.43
228
7
Guinea
Proved
25
0.64
16
1
Probable
69
0.86
60
2
Total
95
0.80
76
2
Mali
Proved
0
2.37
0
0
Probable
38
1.57
59
2
Total
38
1.57
59
2
Tanzania
Proved
–
–
–
–
Probable
16
3.73
61
2
Total
16
3.73
61
2
Australia
Proved
23
1.23
28
1
Probable
42
2.32
97
3
Total
64
1.94
124
4
Argentina
Proved
6
1.47
9
0
Probable
4
4.85
21
1
Total
10
2.88
29
1
Brazil
Proved
6
3.85
23
1
Probable
10
4.41
45
1
Total
16
4.20
68
2
Total
Proved
204
0.79
161
5
Probable
962
1.45
1,396
45
Total
1,165
1.34
1,557
50
G R O U P O V E R V I E W
( C O N T I N U E D )
10
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

11
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

RECONCILIATION OF INCLUSIVE MINERAL RESOURCE (GOLD CONTENT MOZ)
Previous
year
Depletion Exploration
Metho-
dology
Gold
price
Cost
Geo-
technical
Metal-
lurgical
Other
South Africa Region
Kopanang
4.012
(0.154)
(0.125)
(0.195)
–
(0.272)
–
–
–
Moab Khotsong
18.870
(0.378)
(0.955)
–
–
(0.045)
–
–
–
Vaal River Surface
4.261
(0.297)
0.028
–
–
–
0.031
–
0.001
Mine Waste Solutions
2.280
(0.074)
0.118
–
–
–
–
0.002
0.004
Mponeng
48.086
(0.304)
3.064
(0.748)
–
–
–
–
(0.069)
TauTona
3.476
(0.224)
(0.213)
0.094
–
(0.128)
–
–
(0.335)
West Wits Surface
1.569
(0.042)
–
–
–
–
0.022
–
–
Total
82.555
(1.472)
1.917
(0.849)
–
(0.444)
0.053
0.002
(0.399)
Continental Africa Region
Kibali
8.894
(0.337)
0.092
(0.678)
–
–
–
–
(0.239)
Iduapriem
5.621
(0.259)
0.278
(0.066)
–
(0.014)
–
–
0.001
Obuasi
28.017
–
–
5.472
–
–
–
–
–
Siguiri
5.501
(0.247)
(0.089)
(0.148)
–
0.791
–
0.067
0.273
Morila
0.174
(0.032)
0.012
–
–
–
–
–
0.016
Sadiola
3.238
(0.080)
0.013
–
–
0.173
–
(0.003)
(0.006)
Geita
6.879
(0.488)
0.006
0.630
–
0.303
–
–
(0.012)
Total
58.325
(1.443)
0.313
5.209
–
1.253
–
0.064
0.033
Australasia Region
Sunrise Dam
4.855
(0.250)
0.572
0.457
0.241
–
–
–
–
Tropicana
4.399
(0.240)
1.276
(0.419)
–
0.597
–
–
–
Total
9.254
(0.490)
1.848
0.038
0.241
0.597
–
–
–
Americas Region
Cerro Vanguardia
3.329
(0.303)
0.024
0.018
–
(0.008)
–
–
–
AGA Mineração
13.268
(0.490)
0.106
1.210
(0.150)
0.189
–
–
(0.190)
Serra Grande
3.429
(0.166)
0.251
–
–
–
–
–
0.036
Gramalote
3.475
–
–
–
–
–
–
–
–
La Colosa
28.464
–
–
–
–
–
–
–
–
Quebradona
5.661
–
(0.067)
–
–
–
–
–
–
Total
57.625
(0.958)
0.315
1.227
(0.150)
0.181
–
–
(0.153)
Grand Total
207.758
(4.363)
4.393
5.626
0.091
1.588
0.053
0.066
(0.519)
R E C O N C I L I A T I O N O F M I N E R A L R E S O U R C E
12
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

Acquisition/
disposal
Current
year
Net diff
% Comments
– 3.266 (0.75) (19) Changes due to geological structure changes, movement of material out of
Mineral Resource and a value drop in the 460W ED
– 17.494 (1.38) (7) Changes due to a Mineral Resource clean-up, a value drop based on new sampling and a revised structural interpretation. Tonnage decrease further as a result of changes in the stope width
– 4.024 (0.24) (6) Normal depletions and additions from ongoing production. Revision to the
Kopanang Paydam Mineral Resource model
– 2.331 0.05 2
Normal depletions and Harties 1, Buffels 1 and MWS 5 Mineral Resource model updates as a result of additional drill information
– 50.028 1.94 4
New VCR surface and underground exploration boreholes enabled the upgrading of the Mineral Resource. Changes in the geological model resulted in lower grade estimates on the Elsburg facies of the VCR and the Driefontein facies of the CLR
– 2.670 (0.81) (23) Mainly due to depletions, value changes and transfers out of Mineral Resource
– 1.549 (0.02) (1) Movement is mainly due to depletions. Additions are from plant residues as well as low grade stockpiles from Mponeng mine
– 81.362 (1.19) (1)
– 7.732 (1.16) (13) Change due to a revised geological model and the constraining of the underground Mineral Resource into optimised stope shapes
– 5.561 (0.06) (1) Inﬁll drilling at Block 7&8 resulted in upgrades from Inferred to Indicated Mineral
Resource and resulted in a net gain due to wider ore zones
– 33.489 5.47 20
New geological models, the revalidated database and a revised estimation methodology resulted in the signiﬁcant increase
– 6.148 0.65 12
Attributed to cost reduction, inﬁll drilling at Seguélén, Bidini, Tubani and Kami and the inclusion of mineralised waste
– 0.171 (0.00) (2) Mainly due to depletions
– 3.336 0.10 3
Reduced processing cost resulted in lower cut-off grades. These changes have had signiﬁcant impact on the satellite pits. Inﬁll drilling at Tabakoto and FN satellite pits resulted in exploration gains
– 7.318 0.44 6
Depletion offset by gains due to revisions of the underground Mineral Resource model at Geita Hill and a decrease in costs
– 63.755 5.43 9
– 5.875 1.02 21
Increased due to successful exploration drilling, gold price increase and methodology changes which offset depletion
– 5.613 1.21 28
Exploration additions in Havana South, Tropicana and Boston Shaker and mining cost decrease due to in-pit dumping and lateral waste haulage
– 11.488 2.23 24
– 3.059 (0.27) (8) Decrease primarily due to depletion
– 13.944 0.68 5
Mainly the result of open pit gains at Rosalino, some underground additions at
Cuiabá and CdS, positive results from surface drilling at Carvoaria and reduced costs at Lamego
– 3.551 0.12 4 Exploration gains due to drilling at Inga and Minas III
– 3.475 – – No changes
– 28.464 – – No changes
0.018 5.613 (0.05) (1) Minor changes due to ﬁve additional boreholes and the attributable percentage increased from 92.42% to 92.72%
0.018 58.105 0.48 1
0.018 214.711 6.95 3
13
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

RECONCILIATION OF ORE RESERVE (GOLD CONTENT MOZ)
as at 31 December 2016
Previous
year
Depletion
Explo-
ration
Metho-
dology
Gold
price
Cost
Geo-
technical
Metal-
lurgical
Revenue
factor
Other
South Africa Region
Kopanang
0.757
(0.116)
(0.023)
(0.083)
–
–
(0.033)
–
–
(0.011)
Moab Khotsong
5.259
(0.303)
(0.087)
–
–
–
0.132
–
–
–
Vaal River Surface
4.053
(0.227)
0.028
–
–
–
0.027
0.045
–
0.007
Mine Waste Solutions
2.101
(0.073)
0.263
–
–
–
–
–
–
0.001
Mponeng
12.738
(0.253)
0.073
(0.080)
–
–
0.003
–
–
–
TauTona
1.052
(0.166)
(0.039)
–
–
–
(0.098)
–
–
0.013
West Wits Surface
0.176
(0.034)
–
–
–
–
0.005
0.023
–
0.001
Total
26.136
(1.170)
0.215
(0.162)
–
–
0.036
0.068
–
0.011
Continental Africa Region
Kibali
4.771
(0.317)
(0.295)
–
–
–
–
–
–
(0.032)
Iduapriem
2.265
(0.259)
–
0.041
–
–
–
–
(0.206)
0.001
Obuasi
5.744
–
–
0.127
–
–
(0.015)
–
–
(0.366)
Siguiri
2.091
(0.179)
0.391
(0.038)
–
0.111
–
0.052
0.131
(0.117)
Morila
0.111
(0.011)
–
–
–
–
–
–
–
0.008
Sadiola
1.686
(0.059)
–
–
–
0.141
–
–
–
0.029
Geita
2.596
(0.442)
(0.044)
(0.034)
–
(0.226)
–
–
0.168
(0.052)
Total
19.264
(1.267)
0.053
0.096
–
0.027
(0.015)
0.052
0.093
(0.528)
Australasia Region
Sunrise Dam
1.251
(0.269)
0.324
0.034
–
(0.009)
–
–
–
0.012
Tropicana
1.834
(0.318)
0.103
1.042
–
–
–
–
–
(0.001)
Total
3.085
(0.587)
0.426
1.076
–
(0.009)
–
–
–
0.011
Americas Region
Cerro Vanguardia
1.224
(0.303)
0.067
(0.028)
–
(0.015)
–
–
–
–
AGA Mineração
1.557
(0.452)
0.400
0.013
–
0.149
(0.032)
(0.007)
0.040
0.053
Serra Grande
0.424
(0.156)
0.182
–
0.075
0.014
(0.113)
–
0.054
(0.004)
Total
3.205
(0.910)
0.649
(0.015)
0.075
0.149
(0.144)
(0.007)
0.095
0.049
Grand Total
51.691
(3.934)
1.343
0.995
0.075
0.167
(0.124)
0.113
0.188
(0.456)
R E C O N C I L I A T I O N O F O R E R E S E R V E
14
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

Acquisition/
disposal
Current
year
Net diff
% Comments
– 0.493 (0.26) (35) The main changes are due to revisions to the geological model and the application of a Mineral Resource discount factor based on the historical reconciliation
– 5.001 (0.26) (5) Normal depletions and minor changes due to exploration and mine design modiﬁcations
– 3.934 (0.12) (3) Due to depletion and additions as a result of model changes based on new drilling information which increased gold grade
– 2.292 0.19 9
Due to depletion and additions as a result of model changes based on new drilling information which increased gold grade
– 12.481 (0.26) (2) Minor changes due to depletion
– 0.762 (0.29) (28) Due to a change in the mining strategy at the Savuka section which resulted in a large portion of its Ore Reserves being excluded
– 0.172 (0.00) (2) Depletion and an increase from the tailing storage facilities
– 25.134 (1.00) (4)
– 4.128 (0.64) (13) Decrease is the result of depletion and a new geological model
– 1.843 (0.42) (19) Depletion and revisions to conversion factors
– 5.489 (0.25) (4) Revised mining method from underhand drift and ﬁll to longhole open stoping.
Reintroduction of sill pillars in Block 11 and 8L
– 2.443 0.35 17 Mainly due to model changes
– 0.108 (0.00) (2) Mainly due to depletions
– 1.798 0.11 7
Increase primarily due to change in costs structure of the satellite pits to the SSP project costs
– 1.967 (0.63) (24) Changes in economic parameters and depletions had a signiﬁcant negative impact. Star and Comet Cut 3 was reported as an underground Ore Reserve, a
ﬁrst for Geita
– 17.776 (1.49) (8)
– 1.344 0.09 7
Increase due to revised drill spacing requirements. Vogue orebody had large increase due to the drill spacing change and additional diamond drilling.
– 2.659 0.83 45 Introduction of the Long Island project and the HA04 pit
– 4.003 0.92 30
– 0.946 (0.28) (23) Primarily due to depletion and changes in mining method which will reduce the planned dilution
– 1.722 0.17 11
Ore Reserve variation due to change in costs and revenue factor as well as minor mining method and revised estimation changes
– 0.478 0.05 13
Ore Reserve variation due to exploration changes mainly at Mina III, Pequizão and
Ingá, higher local gold prices and lower costs (exchange rate) which were offset by revised dilution and recoveries at Mina III
– 3.146 (0.06) (2)
– 50.060 (1.63) (3)
15
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

S E C T I O N 2
S O U T H A F R I C A
The South Africa region comprises Vaal
River, West Wits and Surface Operations.
Regional overview /
17
Kopanang /
22
Moab Khotsong /
28
Mponeng /
38
TauTona /
48
Surface Operations /
56
16
16
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

S O U T H A F R I C A
S O U T H A F R I C A
R e g i o n a l o v e r v i e w
0
400km
Durban
Bloemfontein
Pretoria
Carletonville
Klerksdorp
East London
Port Elizabeth
(1)
Includes Mine Waste Solutions (MWS)
(1)
The Surface Operations are distributed
(1)
throughout the Vaal River and West Wits
(1)
operations
Cape Town
North West
Free State
1+3
2+3
(2)
Great Noligwa was included in the Moab Khotsong operation in 2014
(3)
Savuka was included in the TauTona operation in 2013
(4)
WUDLS is reported as part of Mponeng
North West province
N
Free State province
Border
Moab Khotsong
Kopanang
1 Vaal River
Kopanang
Moab
Khotsong
(2)
1
0
4km
Great Noligwa
(2)
Orkney
1 Vaal River
2 West Wits
3 Surface Operations
(1)
Operations
N
Fochville
Mponeng
WUDLs
(4)
TauTona
Savuka
(3)
Gauteng province
2 West Wits
Mponeng
(4)
TauTona
(3)
2
0
4km
CONTRIBUTION TO
GROUP PRODUCTION 2016
•
South Africa
27
•
Rest of AngloGold Ashanti
73
%
CONTRIBUTION TO
REGIONAL PRODUCTION
•
West Wits
42
•
Vaal River
38
•
Surface Operations
20
%
17
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

A s a t D e c e m b e r 2 0 1 6 , A n g l o G o l d A s h a n t i ’s o p e r a t i o n s i n S o u t h A f r i c a h a d a t o t a l M i n e r a l
R e s o u r c e ( i n c l u s i v e o f t h e O r e R e s e r v e ) o f 8 1 . 4 M o z ( 2 0 1 5 : 8 2 . 6 M o z ) a n d a n O r e R e s e r v e o f
2 5 . 1 M o z ( 2 0 1 5 : 2 6 . 1 M o z ) .
This is equivalent to around 38% and 50% of the group’s Mineral Resource and Ore Reserve respectively. The South African operations produced 967Moz of gold in 2016, or 27% of group production.
S O U T H A F R I C A
c o n t i n u e d
R e g i o n a l O v e r v i e w
CONTRIBUTION TO GROUP
TOTAL MINERAL RESOURCE
•
South Africa
38
•
Rest of AngloGold Ashanti
62
%
CONTRIBUTION TO GROUP
TOTAL ORE RESERVE
•
South Africa
50
•
Rest of AngloGold Ashanti
50
%
KEY STATISTICS
Units
2016
2015
2014
Operational performance
Tonnes treated/milled Mt 39.6 36.8 38.4
Recovered grade
(1)
oz/t 0.219 0.225 0.239
g/t 7.51 7.70 8.19
Gold production 000oz 967 1,004 1,223
Total cash costs $/oz 896 881 849
Total production costs $/oz 1,089 1,091 1,087
All-in sustaining costs
(2)
$/oz 1,081 1,088 1,064
Capital expenditure $m 182 206 264
(1)
Refers to underground operations only.
(2)
Excludes stockpile write-offs.
AngloGold Ashanti’s South Africa operations comprise four deep level underground mines and three surface processing operations, collectively referred to as Surface Operations.
All four underground mines are 100% owned by AngloGold Ashanti. The mining operations are all located within the Witwatersrand Basin and are in two mining districts, the Vaal River and West Wits operations.
•
The Vaal River operations consist of the Kopanang and Moab Khotsong mines (Great Noligwa has been incorporated with Moab
Khotsong) and are situated near the town of Klerksdorp. The primary reefs mined by these operations are the Vaal Reef (VR) and the secondary Crystalkop Reef (CR).
•
The West Wits operations consist of the Mponeng and TauTona mines (Savuka mine being part of TauTona) and are situated near the town of Carletonville. The primary reefs mined by these operations are the Carbon Leader Reef (CLR) and the Ventersdorp Contact Reef (VCR).
At the South African underground operations a sequential and/or scattered grid mining method is employed to extract the gold from the deep, narrow, tabular orebodies. The grid is pre-developed through a series of haulages and crosscuts. Stoping takes place by means of breast mining using conventional drill and blast techniques. The smallest mining unit (SMU) is 100m x 100m.
The surface operations can be found in both districts and include the Vaal River Surface, Mine Waste Solutions (MWS) and the West Wits
Surface processing operations They rework and retreat the low grade stockpiles and tailings storage facilities (TSF) which result from the mining and processing of the primary and secondary reef horizons.
18
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

19
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
2 0 1 6
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

S O U T H A F R I C A
c o n t i n u e d
R e g i o n a l O v e r v i e w
INCLUSIVE MINERAL RESOURCE
South Africa
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
151
1.99
301
10
Indicated
902
1.99
1,794
58
Inferred
29
15.04
436
14
Total
1,082
2.34
2,531
81
EXCLUSIVE MINERAL RESOURCE
South Africa
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
14
14.24
204
7
Indicated
227
3.64
826
27
Inferred
12
14.58
175
6
Total
253
4.76
1,205
39
ORE RESERVE
South Africa
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved
139
0.57
79
3
Probable
689
1.02
703
23
Total
828
0.94
782
25
20
Introduction
South Africa
Continental Africa
Australasia
Americas
Administrative

SOUTH AFRICA
MINERAL RESOURCE – ATTRIBUTABLE
(per operation/project)
1.6
1.5
2.3
2.3
3.5
2.7
4.0
3.3
4.3
4.0
19
17
48
50
Moz
60
50
40
30
20
10
0
West Wits
Surface
Mine Waste
Solutions
TauTona
Mponeng
Kopanang
Vaal River
Surface
Moab
Khotsong
2015
2016
SOUTH AFRICA
ORE RESERVE – ATTRIBUTABLE
(per operation/project)
0.2
0.2
0.8
0.5
1.1
0.8
2.1
2.3
4.1
3.9
5.3
5.0
13
12
Moz
14
12
10
8
6
4
2
0
West Wits
Surface
Kopanang
TauTona
Moponeng
Mine Waste
Solutions
Vaal River
Surface
Moab
Khotsong
2015
2016
21
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
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S O U T H A F R I C A
c o n t i n u e d
K o p a n a n g
I N T R O D U C T I O N
Property description
Kopanang is a mature, deep level underground operation. The centre of mining has shifted over the last few years to the west of the mine lease area.
Location
Kopanang is located in the Free State province, approximately 170km south-west of Johannesburg and
10km south-east of the town of Orkney.
History
Shaft sinking was initiated in 1977 and completed by 1981 with production beginning in 1984.
Legal aspects and
tenure
The current mining lease encompasses an area of 35km
2
. AngloGold Ashanti holds a number of mining
rights in the Klerksdorp area which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Ofﬁce (MPRTO).
•
NW30/5/1/2/2/04MR valid from 12 September 2007 to 11 September 2022
•
NW30/5/1/2/3/2/2/14MR valid from 18 February 2013 to 17 February 2043
•
NW30/5/1/1/2/16MR valid from 20 August 2008 to 19 August 2038
Mining method
Two gold-bearing horizons (VR and CR) are accessed via a single shaft system which descends to a maximum depth of 2,334m, while the current working levels are situated between 1,300m and 2,064m below surface. A sequential grid mining layout is used from which scattered mining takes place.
Operational
infrastructure
Kopanang’s surface and underground infrastructure as well as the power and water services exceed the planned peak life of mine (LoM) production requirements. Broken rock handling is track-bound, transferred to a number of inter-level sub-vertical transfer systems that gravity feeds to the main silos on 75 level. The rock is hoisted to surface through the main shaft. From the shaft the rock is transported to the processing plant by train.
Mineral processing
Stoping ore and development rock is hoisted and processed as one product. Moab Khotsong and
Kopanang mines share the Great Noligwa gold plant, and this plant’s design capacity exceeds the maximum planned production from the two mines. Gold and uranium is recovered through gold cyanide and acid uranium leaching. The reef is milled at the Great Noligwa gold plant and processed at the South
Uranium plant for uranium oxide extraction prior to gold extraction at the Great Noligwa gold plant.
Risks
Kopanang is mining on a declining grade proﬁle to the west, with bulk future mining in the low value 460W geological domain.
22
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COMPETENT PERSONS
Kopanang
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Rebaone Francis Gaelejwe SACNASP 400207/14 15 years BSc Hons (Geology)
Ore Reserve Pieter Enslin PLATO PMS 0183 34 years GDE (Mineral Economics),
HND (Mineral Resource
Management), MSCC
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
Kopanang is situated in a structurally complex area of the Witwatersrand Basin, which has been subjected to numerous tectonic events. The VR is the principal economic horizon at Kopanang and the CR the secondary economic horizon. Both reefs are part of the Witwatersrand Supergroup and are stratigraphically located near the middle of the Central Rand Group. The CR forms the top of the Johannesburg Subgroup, while the VR lies approximately 255m below the CR. The two narrow tabular orebodies are both gold and uranium bearing and currently only the VR is mined, with limited CR mining planned during the LoM. The CR is accessible through the VR infrastructure. These conglomerate units dip at an average of 21° towards the south and occur in a 2,100m thick sedimentary sequence comprising the Central Rand Group.
Mining is complicated by the presence of an assortment of steep (85°–50°) north-dipping and younger low-angle (50°–15°) south-
dipping faults. The interplay of these main fault regimes, along with abundant pre and post dating dykes, makes for a complex and geologically challenging deposit.
MINERALISATION STYLE
Extensive research has conclusively shown that gold was precipitated in Witwatersrand conglomerates reefs through the actions of hydrothermal ﬂuids. This conclusion has a solid scientiﬁc base and has been well documented in a series of reports by the Rock
Deformation Research Unit (RDR) at Leeds University in the United Kingdom, in conjunction with the AngloGold Ashanti Basin Analysis team (BAT), who are credited with making many of the advances in understanding of the mineralising system.
The ﬂuids precipitated gold and other elements through reactions that took place at elevated temperatures (300°–350°C). Migrating liquid and gaseous hydrocarbons precipitated as a solid hydrocarbon (carbon), which was then mesophased through metamorphism and structural deformation. Carbon was preferentially precipitated in bedding parallel fractures that most commonly followed the base of the VR package. Gold was precipitated very soon after the carbon, giving the critical gold-carbon association that characterises many of the high-grade VR localities.
A geological model is employed to delineate variations in characteristics of the VR and CR. The current geological model thus subdivides the VR and CR into homogeneous zones based on geological and grade characteristics.
MINERALISATION CHARACTERISTICS
The VR package varies from about 10cm or less in thickness to over 2.5m. It consists of a thin basal conglomerate (the C-Facies)
and a thicker sequence of upper conglomerates (the A-Facies). These two sedimentary facies are separated by the B-Facies, which is barren interbedded orthoquartzite. The A-Facies is further subdivided into three sub-facies, known as the Bottom, Middle and Top sub-facies or the tripartite. The C-Facies is well developed at Kopanang and is the principal economic horizon of the VR. The C-Facies consists of a thin, basal pebble lag overlain by pebbly quartzites rather than clast-supported conglomerates. The overlying pebbly quartzites generally have a low gold content. Elevated gold grades have been known to be associated with well developed and well packed conglomerates; although at times these conglomerates may be thin in nature.
The CR is poorly developed with relatively small areas of economic interest. As with the VR, high uranium values are also often associated with high gold values and the presence of a 5mm to 2cm thick carbon seam is found at the base of the conglomerate.
23
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
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-4000m
-3500m
-3000m
-2500m
-1500m
-1000m
-2000m
1km
Elevation
Witwatersrand Supergroup
West Rand Group
Transvaal Supergroup
Legend
Ventersdorp Lava
Witwatersrand Supergroup
Central Rand Group
Kopanang Shaft
Klipriviersberg
Black reef
Platberg
De Hoek fault
Dolomites
Jersey fault
Zuiping E fault
Zuiping fault
Diagonal dyke
Kimberly channel
Kimberly channel
Vaal Reef
Maraisburg Quartzite
Roodepoort Shales
Roodepoort Quartzite
Roodepoort Shales
Crown Lava
Babrosco
Rietkuil
S O U T H A F R I C A
c o n t i n u e d
K o p a n a n g
E X P L O R AT I O N
No exploration drilling was carried out at Kopanang during 2016.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Kopanang
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured
5 x 5
–
–
–
–
Chip sampling stoping
Indicated
100 x 100
–
–
–
–
Underground drilling
Inferred
1,000 x 1,000
–
–
–
–
Surface drilling
Grade/ore control
–
–
–
–
See Measured category
INCLUSIVE MINERAL RESOURCE
Kopanang
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
CR
Measured
0.10
11.57
1.21
0.04
Indicated
0.46
14.87
6.91
0.22
Inferred
0.20
18.05
3.63
0.12
Total
0.77
15.25
11.75
0.38
VR Base
Measured
2.27
13.09
29.73
0.96
Indicated
3.08
12.77
39.29
1.26
Inferred
0.80
21.82
17.52
0.56
Total
6.15
14.07
86.54
2.78
VR above infrastructure
Measured
–
–
–
–
Indicated
0.38
8.63
3.29
0.11
Inferred
0.00
7.69
0.02
0.00
Total
0.38
8.63
3.30
0.11
Kopanang
Total
7.31
13.91
101.60
3.27
GEOLOGICAL CROSS-SECTION THROUGH KOPANANG
24
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EXCLUSIVE MINERAL RESOURCE
Kopanang
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 1.23 13.99 17.20 0.55
Indicated 3.22 12.65 40.72 1.31
Inferred 0.97 21.11 20.47 0.66
Total 5.42 14.47 78.39 2.52
The exclusive Mineral Resource year-on-year has reduced due to the removal of material, which does not show reasonable and realistic prospects for eventual economic extraction. The exclusive Mineral Resource consists of design and schedule losses, areas for investigation for possible future inclusion in the Ore Reserve, stabilising pillars not scheduled, areas above infrastructure and marginal gold mineralisation.
MINERAL RESOURCE BELOW INFRASTRUCTURE
No Mineral Resource is reported below infrastructure.
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: URANIUM (U
3
O
8
)
Kopanang
Tonnes
Grade
Contained
U
3
O
8
as at 31 December 2016
Category
million
kg/t
tonnes pounds million
Measured – – – –
Indicated 6 0.74 4,642 10
Inferred 1 0.61 611 1
Total 7 0.72 5,253 12
ESTIMATION
The sampling data used in Mineral Resource estimation includes underground chip samples, underground drill holes and surface drill holes. All sample locations are reported as a composite over a mineralised width, resulting in a single channel width (cm) and metal accumulation (cm.g/t) value.
AngloGold Ashanti makes use of a Bayesian geostatistical approach where, in the absence of dense sampling data, gold estimations are based on a combination of the observed data and external knowledge relating to the data. A Bayesian geostatistical approach asserts that the area to be evaluated forms part of a larger continuous entity, to which the observed data belongs.
Mixed support co-kriging is used in the estimation of the Mineral Resource for all South African underground operations. It is a technique that enables the use of data of mixed support, allowing both drill hole and underground sampling data to be used together.
Estimation on the VR is performed into large block sizes, generally >210m x 210m, which fully capture the within-block variance, allowing the co-kriging of data of different support sizes over long ranges. Estimation is done per geological homogeneous zone, in logarithmic space, because of the highly skewed gold distribution. The ﬁnal gold estimates are then calculated by back transforming the estimates, using lognormal four parameter distribution models. Simple kriging is used for grade control and Measured Mineral
Resource at a 30m x 30m block size and constrained by the weight of the mean value.
The Mineral Resource is initially reported as inclusive of the Ore Reserve as it forms the basis for the Ore Reserve conversion process.
Mineral Resource cut-off grades are computed for each operation by reef horizon. These cut-off grades incorporate a proﬁt margin that is relevant to the business plan. Grade tonnage curves are produced for each operation, which show the potential of the deposit at different cut-off grades.
KOPANANG
Grade tonnage curve underground (metric) (attributable)
T
onnes above cut-off (millions)
A
verage grade above cut-off (g/t)
8
6
4
2
0
30
26
22
18
14
10
0
2
6
8
12
14
18
20
4
10
16
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
25
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
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S O U T H A F R I C A
c o n t i n u e d
K o p a n a n g
KOPANANG year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
4.1
4.0
3.9
3.8
3.7
3.6
3.5
3.4
3.3
3.2
3.1
-0.15
-0.13
-0.19
0.00
-0.27
0.00
0.00
0.00
0.00
4.01
3.27
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Year on year changes in the Mineral Resource are mainly due to some write-off of uneconomic Mineral Resource as well as changes related to an improved geological understanding as a result of ongoing sampling and mapping.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
KOPANANG
Inclusive Mineral Resource sensitivity
40
30
20
10
0
-10
-20
-30
-40
-50
Kopanang as a mature deep level gold mine is
very sensitive to changes in gold price as it is
mining with a declining gold grade profile.
O R E R E S E R V E
ORE RESERVE
Kopanang
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
CR
Proved
0.04
3.98
0.14
0.00
Probable
0.04
3.83
0.15
0.00
Total
0.08
3.90
0.30
0.01
VR Base
Proved
1.71
5.39
9.22
0.30
Probable
1.03
5.64
5.81
0.19
Total
2.74
5.48
15.02
0.48
Kopanang
Total
2.82
5.44
15.32
0.49
ORE RESERVE BY-PRODUCT: URANIUM (U
3
O
8
)
Kopanang
Tonnes
Grade
Contained
U
3
O
8
as at 31 December 2016
Category
million
kg/t
tonnes
pounds million
Proved
2
0.33
570
1
Probable
1
0.33
350
1
Total
3
0.33
920
2
26
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Uranium is produced as a by-product during the processing of gold-bearing material. The reef is milled at the Great Noligwa gold plant and processed at the South Uranium plant for uranium oxide extraction prior to ﬁnal gold extraction at the Great Noligwa gold plant.
Ammonium diuranate (ADU or yellow cake) is the ﬁnal product of the South Uranium plant which is transported to the Nuclear
Fuels Corporation of South Africa (Pty) Ltd (Nufcor) located in Gauteng where the material is calcined and packed for shipment to the converters.
ESTIMATION
Mine design delineates the mining areas and supporting development for each mining level and section, usually by extrapolating the existing mining design based on the geological structure model, taking all relevant mine design recommendations into consideration.
The in situ Mineral Resource is scheduled monthly for the full LoM plan. The value estimates for these schedules are derived from the
Mineral Resource model.
Modifying factors are applied to the in situ Mineral Resource to arrive at an Ore Reserve estimate. These factors include a dilution factor to accommodate the difference between the milling width and the stoping width, as well as the mine call factor (MCF).
ORE RESERVE MODIFYING FACTORS
Kopanang
Gold
price
Cut-off
grade
Cut-off
value
Stoping
width
Dilution
RMF
MCF
MetRF
as at 31 December 2016
ZAR/kg
g/t Au
cm.g/t Au
cm
%
% (based
on g/t)
%
%
CR 530,000 9.52 1,000 105.0 58.0 95.4 60.0 95.7
VR Base 530,000 9.52 1,000 105.0 55.7 94.6 68.3 95.6
Historical performance was used in the determination of the modifying factors.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Kopanang
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
VR Base 0.06 12.43 0.70 0.02
Total 0.06 12.43 0.70 0.02
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process.
This accounts for 4% of the business plan.
ORE RESERVE BELOW INFRASTRUCTURE
No Ore Reserve is reported below infrastructure.
KOPANANG year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
-0.12
-0.02
-0.08
0.00
0.00
-0.03
0.00
-0.01
0.00
0.00
0.76
0.49
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
The main changes are due to revisions to the geological model and the application of a Mineral Resource discount factor based on the historical reconciliation.
27
M I N E R A L R E S O U R C E A N D O R E R E S E R V E R E P O RT
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S O U T H A F R I C A
c o n t i n u e d
M o a b K h o t s o n g
I N T R O D U C T I O N
Property description
The Moab Khotsong mine is the youngest of the South African deep level gold mines, with three vertical shaft systems being maintained to service the mine. The orebody is divided into three distinguishable blocks through major faulting. These geographical areas are referred to as Top mine (Great Noligwa),
Middle mine and Lower mine (Zaaiplaats).
Location
Moab Khotsong is located near the towns of Orkney and Klerksdorp, about 180km south-west of
Johannesburg. The mining lease area lies just south of the Vaal River, which forms a natural boundary between South Africa’s North West and Free State provinces.
History
Great Noligwa mine was merged with Moab Khotsong mine in 2014, and operations are now collectively referred to as Moab Khotsong. Great Noligwa commenced production in 1968 and Moab Khotsong started producing in 2003.
Legal aspects and
tenure
AngloGold Ashanti holds a number of mining rights in the Klerksdorp area which have been successfully converted, executed and registered as new order mining rights at the MPRTO.
•
NW30/5/1/2/2/15MR valid from 12 September 2007 to 11 September 2022
•
NW30/5/1/1/2/16MR valid from 18 February 2013 to 17 February 2043
Mining method
The tabular nature, along with the depth and structural complexity of the orebody dictates the mining method utilised at Moab Khotsong mine. Mining at Moab Khotsong is based on a scattered mining method together with an integrated backﬁll support system that incorporates bracket pillars. The economic reef horizons are exploited between 1,791m and 3,052m below surface.
Operational
infrastructure
Moab Khotsong and Great Noligwa’s surface and underground infrastructure as well as the power and water services are designed to fully meet the planned LoM production and service capacity requirements.
Broken rock handling is track-bound, transferring the rock to a number of inter level sub-vertical transfer systems that gravity feeds to the main silos on 101 level. Separate streams are used for waste rock and gold bearing ore. The rock is hoisted to surface through the main shaft. From the shaft the ore is transported to the processing plant via rail and the waste rock is deposited on the low grade stockpile using a conveyor belt system.
Mineral processing
From December 2016 the decision was taken to hoist and process both stoping ore and development waste rock as one product. Moab Khotsong and Kopanang mines share the Great Noligwa gold plant.
The design capacity of the Great Noligwa plant exceeds the maximum planned production volume from the two mines. The Great Noligwa plant employs the reverse gold leach method, whereby gold and uranium are recovered through gold cyanide and acid uranium leaching.
Risks
The risk as reported last year around Zaaiplaats has been reduced as a result of the completion of a successful pre-feasibility study (PFS), however the ultimate outcome is still under consideration.
Geological structural complexity to the north of the Karel Dyke remains a risk until all inﬁll drilling and development has been completed.
Seismicity remains a risk that can impact on Ore Reserve.
28
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COMPETENT PERSONS
Moab Khotsong
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Rebaone Francis Gaelejwe SACNASP 400207/14 15 years BSc Hons (Geology)
Ore Reserve Leanne Brenda Freese SACNASP 400294/14 19 years BSc Hons (Geology)
GDE (Mineral Resource
Management)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The VR is the primary economic horizon at Moab Khotsong and the CR is the secondary economic horizon, which contributes less than 2% of the total mining volume. Both reefs are narrow tabular deposits forming part of the Witwatersrand Supergroup and are stratigraphically located near the middle of the Central Rand Group. The VR lies approximately 255m below the CR.
The geology at Moab Khotsong is structurally complex with large fault-loss areas between the three mining areas. The geological setting is one of crustal extension, dominated by major south-dipping fault systems with north-dipping Zuiping faults wedged between the south-
dipping faults. The De Hoek and Buffels East faults structurally bound the reef blocks of the Middle mine to the north-west and south-
east respectively. The northern boundary of Moab Khotsong Middle mine is a north-dipping Zuiping fault. Extensive drilling is currently underway on the extremities of Middle mine, targeting potential preserved blocks. Moab Khotsong (particularly Middle mine) requires a reduced drill spacing pattern on the order of 50 X 50 m which allows for accurate delineation of the structurally bound mineable blocks, whereby accurate and efﬁcient mine designs can be implemented insuring optimal extraction and maximum orebody utilisation.
VR UNDERGROUND WORKINGS
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S O U T H A F R I C A
c o n t i n u e d
M o a b K h o t s o n g
150m
Transvaal dolomites
Black reef
MB1 /
MBA / Ge8
Kimberly channel
Jersey fault
Denny’
s
-3500m
-3800m
Elevation
Zuiping H fault
Vaal Reef
Ventersdorp lavas
Zuiping G fault
De Hoek fault
MB2/3
MB5/6
MB7
sill
MB7
MB8/9
MB10
Florida Group
Crown lava
Roodepoort siltstone
Roodepoort quartzite
Roodepoort siltstone
Maraisburg
MB12
Adamay Reef
M
M
B
5 fault
Zuiping E fault
West Rand Group
Transvaal Supergroup
Legend
Ventersdorp Lava
Central Rand Group
Witwatersrand
Supergroup
fault
intrusive
MINERALISATION STYLE
The mineralisation model adopted for AngloGold Ashanti’s Witwatersrand deposits is that of gold precipitation in the Witwatersrand conglomerates through the actions of hydrothermal ﬂuids. This is based on well documented scientiﬁc studies, in collaboration with accredited international universities, spanning over a period from the early 1990s to present.
The ﬂuids precipitated gold and other elements through reactions that took place at elevated temperatures (300-350°C). Migrating liquid and gaseous hydrocarbons precipitated as a solid hydrocarbon (carbon), which was then mesophased through metamorphism and structural deformation. Carbon was preferentially precipitated in bedding–parallel fractures that most commonly followed the base of the VR package (A-bottom sub-facies), however, gold and uranium mineralisation is also commonly observed within the A-middle and A-top sub-facies of the VR. Gold was precipitated very soon after the carbon, giving the critical gold-carbon association that characterises many of the high-grade VR localities.
A geological model is employed to delineate variations (either lateral or vertical) in characteristics of the VR and CR. The current geological model thus subdivides the VR and CR into homogeneous zones based on geological and grade characteristics.
MINERALISATION CHARACTERISTICS
The VR consists of a thin basal conglomerate (the C-Facies) and a thicker sequence of upper conglomerates (A-Facies). These two sedimentary facies are separated by the B-Facies, which is a layer of barren orthoquartzite. The A-Facies is the primary economic horizon at Moab Khotsong, however remnants of the C-Facies are sporadically preserved below the A-Facies. High gold values in the VR are often located at the base of this unit and are associated with high uranium values as well as with the presence of carbon.
Uranium is an important by-product which is also recovered from the VR.
The CR is mined on a limited scale in the central part of Top mine, where a high-grade, north-south trending sedimentary channel containing two economic horizons has been exposed. To the east and the west of this channel, the CR is poorly developed with limited areas containing economic concentrations of gold and uranium. As with the VR, high uranium values are also often associated with high gold values. A 5mm to 20mm thick carbon seam commonly occurs at the base of the conglomerate. To the north of the mine, the
CR sub-crops against the Gold Estates Conglomerate Formation, and in the extreme south of the mine, the CR has been eliminated by a deep Kimberley erosion channel and the Jersey fault. The CR that is preserved in the eastern parts of the Middle mine has not been proven to be feasible for eventual economic extraction and has therefore not been included into the published Mineral Resource.
GEOLOGICAL CROSS-SECTION THROUGH MOAB KHOTSONG
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E X P L O R AT I O N
Brownﬁelds exploration is focused on improving conﬁdence in the geological model, as well as adding additional Mineral Resource to the mine.
MZA10 surface drill hole was completed late in 2015 and the structural and reef intersection value information has now been incorporated into the Zaaiplaats geological model. Reef intersection information had minimal impact on the estimates.
Underground exploration is done through diamond drilling (DD) and utilises a combination of hydraulic and pneumatic powered machines. The exploration strategy adopted for Moab Khotsong to address the structural complexity involves:
•
Deﬁnition drilling aiming for a 100m x 100m drilling grid for optimal placement of primary haulage and cross-cut development
•
While inﬁll drilling aims for a minimum of 50m x 50m drilling spacing for placement of secondary development.
•
The drill spacing is reduced further in structurally complex areas to reduce the risk of stoping operations intersecting unexpected faults greater than 3m.
Three underground hydraulic powered DD rigs were deployed to carry out drilling on the Top mine and Middle mine. This drilling is primarily used to obtain structural and grade information aimed at upgrading the Mineral Resource and improving the structural conﬁdence of Moab Khotsong. Two drill rigs are currently deployed in the Top mine to obtain structural information in the VR blocks below 76 Level. One drill rig is deployed in the Middle mine to obtain structural information on the 95 and 98 Level VR blocks within the Middle mine infrastructure in the eastern side of the mine. The Middle mine below 101 Level structural re-interpretation has been completed and the geological model has been updated.
P R O J E C T S
The initial development of Moab Khotsong was taken with a view that the new mine would be well positioned to facilitate the exploitation of additional ore blocks adjacent and contiguous to current mining areas. The most important of these blocks are the
Lower mine blocks (Zaaiplaats, Area A, B and C), positioned to the south-west of the current Moab Khotsong infrastructure and extending below the existing mine.
Over the last few years, changes in key parameters and economic assumptions have reduced the economic viability of project
Zaaiplaats. While the project remains part of the LoM plan and Ore Reserve base, the project is currently subject to a PFS, which is due to be completed in early 2017.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Moab Khotsong
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured 5 x 5 – – – – Chip sampling stoping
Indicated 100 x 100,
800 x 800
– – – – Underground drilling
Inferred 1,000 x 1,000 – – – – Surface drilling
Grade/ore control – – – – See Measured category
31
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INCLUSIVE MINERAL RESOURCE
Moab Khotsong
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
VR Lower mine – Area A
Measured
–
–
–
–
Indicated
0.20
19.06
3.73
0.12
Inferred
1.54
14.06
21.67
0.70
Total
1.74
14.62
25.40
0.82
VR Lower mine – Area B
Measured
–
–
–
–
Indicated
4.55
9.04
41.13
1.32
Inferred
1.26
9.37
11.78
0.38
Total
5.81
9.11
52.92
1.70
VR Lower mine – Area C
Measured
–
–
–
–
Indicated
1.38
14.48
19.94
0.64
Inferred
2.04
13.31
27.18
0.87
Total
3.42
13.78
47.12
1.51
VR Lower mine – Zaaiplaats
Measured
–
–
–
–
Indicated
8.96
17.60
157.74
5.07
Inferred
3.32
16.21
53.85
1.73
Total
12.28
17.22
211.58
6.80
VR – Middle mine
Measured
2.08
20.99
43.57
1.40
Indicated
4.04
20.73
83.78
2.69
Inferred
0.33
16.16
5.30
0.17
Total
6.45
20.58
132.65
4.26
VR – Top mine
Measured
0.40
15.04
5.96
0.19
Indicated
0.85
13.52
11.51
0.37
Inferred
0.46
17.31
8.01
0.26
Total
1.71
14.90
25.48
0.82
VR – Great Noligwa
Measured
0.87
16.26
14.16
0.46
Indicated
0.30
16.53
4.99
0.16
Inferred
0.02
13.58
0.25
0.01
Total
1.19
16.28
19.41
0.62
VR – Great Noligwa shaft pillar
Measured
0.07
14.69
1.06
0.03
Indicated
1.15
14.94
17.16
0.55
Inferred
0.22
14.37
3.20
0.10
Total
1.44
14.84
21.42
0.69
CR – Great Noligwa
Measured
0.04
10.22
0.40
0.01
Indicated
0.31
16.26
5.01
0.16
Inferred
0.16
17.49
2.74
0.09
Total
0.50
16.18
8.15
0.26
Moab Khotsong
Total
34.54
15.75
544.11
17.49
S O U T H A F R I C A
c o n t i n u e d
M o a b K h o t s o n g
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MOAB KHOTSONG
Grade tonnage curve underground (metric) (attributable)
T
onnes above cut-off (millions)
A
verage grade above cut-off (g/t)
35
30
25
20
15
10
5
0
26
24
22
20
18
16
14
0
2
6
8
12
14
18
20
4
10
16
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: URANIUM (U
3
O
8
)
Moab Khotsong
Tonnes
Grade
Contained U
3
O
8
as at 31 December 2016
Category
million
kg/t
tonnes
pounds million
Measured
–
–
–
–
Indicated
25
0.80
20,203
45
Inferred
9
0.81
7,547
17
Total
35
0.80
27,750
61
ESTIMATION
Mixed support co-kriging is used in the estimation of the Mineral Resource for all South African underground operations. It is a technique that enables the use of data of mixed support, allowing wide-spaced drill hole and dense underground sampling data to be used together. Estimation on the VR is performed into large block sizes, generally >300m x 300m, which fully capture the within-block variance, allowing the co-kriging of data of different support sizes over long ranges. Estimation is done per geological homogeneous zone, in logarithmic space, because of the highly skewed gold distribution. The ﬁnal gold estimates are then calculated by back transforming the estimates, using lognormal four parameter distribution models. Simple kriging is used for grade control and
Measured Mineral Resource at a 30m x 30m block size and constrained by the weight of the mean value.
EXCLUSIVE MINERAL RESOURCE
Moab Khotsong
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
1.75
18.78
32.78
1.05
Indicated
11.49
13.47
154.69
4.97
Inferred
5.58
13.30
74.26
2.39
Total
18.82
13.91
261.73
8.41
The bulk of the exclusive Mineral Resource is situated in Middle and Lower mines and consists primarily of designed bracket pillars and dip pillars. The remaining areas are below the Ore Reserve cut-off and with an increase in gold price will be considered as possible future Ore Reserve.
MINERAL RESOURCE BELOW INFRASTRUCTURE
Moab Khotsong
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
0.07
15.24
1.14
0.04
Indicated
17.53
15.24
267.17
8.59
Inferred
8.57
14.12
120.91
3.89
Total
26.17
14.87
389.22
12.51
The Mineral Resource below infrastructure is situated in Zaaiplaats, Area A, Area B Area C, Top mine below 76 Level and Middle mine below 101 Level.
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S O U T H A F R I C A
c o n t i n u e d
M o a b K h o t s o n g
MOAB KHOTSONG year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
19.0
18.8
18.6
18.4
18.2
18.0
17.8
17.6
17.4
17.2
-0.38
-0.95
0.00
0.00
-0.04
0.00
0.00
0.00
0.00
18.87
17.49
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Changes due to a Mineral Resource clean-up, a value drop based on new sampling and a revised structural interpretation. Tonnage decreased further as a result of changes in the stope width.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
Moab Khotsong
Inclusive Mineral Resource sensitivity
20
15
10
5
0
-5
-10
-15
-20
-25
-30
Moab Khotsong is not sensitive to increases in gold price due to the structurally constrained nature of the orebody but is very sensitive to a drop in gold price.
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O R E R E S E R V E
ORE RESERVE
Moab Khotsong
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
VR Lower mine – Zaaiplaats Proved – – – –
Probable 10.79 9.59 103.41 3.32
Total 10.79 9.59 103.41 3.32
VR – Middle mine Proved 1.53 9.92 15.22 0.49
Probable 2.39 9.89 23.64 0.76
Total 3.92 9.90 38.86 1.25
VR – Top mine Proved 0.21 7.15 1.54 0.05
Probable 0.24 6.59 1.59 0.05
Total 0.46 6.85 3.12 0.10
VR – Great Noligwa Proved 0.88 6.61 5.82 0.19
Probable 0.30 6.38 1.94 0.06
Total 1.19 6.55 7.77 0.25
CR – Great Noligwa Proved 0.03 5.27 0.15 0.00
Probable 0.33 6.70 2.23 0.07
Total 0.36 6.59 2.38 0.08
Moab Khotsong
Total 16.72 9.31 155.54 5.00
ORE RESERVE BY-PRODUCT: URANIUM (U
3
O
8
)
Moab Khotsong
Tonnes
Grade
Contained U
3
O
8
as at 31 December 2016
Category
million
kg/t
tonnes
pounds million
Proved 3 0.35 923 2
Probable 14 0.51 7,208 16
Total 17 0.49 8,131 18
Uranium is produced as a by-product during the processing of reef material. The reef is milled at the Great Noligwa gold plant and processed at the South Uranium plant for uranium oxide extraction prior to gold extraction back at the Great Noligwa gold plant.
Yellow cake is the ﬁnal product of the South Uranium plant which is transported to Nufcor located in Gauteng where the material is calcined and packed for shipment to the converters.
ESTIMATION
Mine design delineates the mining areas and supporting development for each mining level and section, usually by extrapolating the existing mining design based on the geological structure model taking all relevant mine design recommendations into consideration.
The in situ Mineral Resource is scheduled monthly for the full LoM plan. The value estimates for these schedules are derived from the
Mineral Resource model.
Modifying factors are applied to the in situ Mineral Resource to arrive at an Ore Reserve estimate. These factors include a dilution factor to accommodate the difference between the milling width and the stoping width, as well as the MCF.
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ORE RESERVE MODIFYING FACTORS
Moab Khotsong
Gold
price
Cut-off
grade
Cut-off
value
Stoping
width
Dilution
MCF
MetRF
as at 31 December 2016
ZAR/kg
g/t Au
cm.g/t Au
cm
%
%
%
VR Lower mine – Zaaiplaats
530,000
5.15
700
136.0
32.5
81.0
96.1
VR – Middle mine
530,000
4.07
700
172.0
62.7
77.9
96.1
VR – Top mine
530,000
4.09
700
171.0
54.3
77.8
96.4
VR – Great Noligwa
530,000
4.55
700
154.0
38.2
61.4
96.2
CR – Great Noligwa
530,000
5.83
700
120.0
53.9
61.9
95.6
Historical performance was used in the determination of the modifying factors used in the estimation of the Ore Reserve.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Moab Khotsong
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
VR Lower mine – Zaaiplaats
3.11
9.03
28.10
0.90
VR – Middle mine
0.10
5.30
0.56
0.02
VR – Top mine
0.02
13.16
0.20
0.01
VR – Great Noligwa
0.01
5.72
0.07
0.00
CR – Great Noligwa
0.12
6.40
0.79
0.03
Total
3.37
8.82
29.72
0.96
16% of the LoM production consists of Inferred Mineral Resource. This has not been published as part of the Ore Reserve. The Inferred
Mineral Resource was used for optimisation purposes only.
ORE RESERVE BELOW INFRASTRUCTURE
Moab Khotsong
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved
–
–
–
–
Probable
10.79
9.59
103.41
3.32
Total
10.79
9.59
103.41
3.32
The Zaaiplaats project, which is currently under review, is the source of all of the Ore Reserve below infrastructure at Moab Khotsong.
S O U T H A F R I C A
c o n t i n u e d
M o a b K h o t s o n g
MOAB KHOTSONG year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
5.30
5.25
5.20
5.15
5.10
5.05
5.00
4.95
4.90
4.85
4.80
-0.30
-0.09
0.00
0.00
0.13
0.00
0.00
0.00
0.00
0.00
5.26
5.00
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Changes in Ore Reserve are due to depletion offset by technical design and scheduling changes.
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S O U T H A F R I C A
c o n t i n u e d
M p o n e n g
I N T R O D U C T I O N
Property description
Mponeng mine is a deep level gold mine operating between 3,160m and 3,740m below mine datum
(BMD)* and is currently the deepest mine in the world with development at 3,841m BMD. Future mining is planned to deepen the shaft bottom to 4,227m BMD. All production is currently from VCR with future expansion on both VCR and the CLR reef horizons.
Location
The combination of the TauTona and Mponeng mines form the West Wits operations. Situated south of the
TauTona mine, Mponeng is near the town of Carletonville and approximately 65km west of Johannesburg.
History
Formerly known as the Western Deep Levels South Shaft, or No. 1 Shaft, Mponeng mine is the most recently sunk of the three mines in the West Wits operations. The original twin shaft sinking from surface commenced in 1981 and was commissioned along with the gold plant complex in 1986 when mining began. Production started through the use of two hoisting shafts, a sub-shaft and two service shafts. The name changed to Mponeng mine in 1999.
Legal aspects and
tenure
AngloGold Ashanti holds the following mining right in the Mponeng area which has been successfully converted, executed and registered as new order mining rights at the MPRTO.
•
GP30/5/3/2/2(01)MR valid from 14 February 2006 to 13 February 2036, covering 64.8km
2
Mining method
For the exploitation of the ever deepening Mineral Resource and the need for ﬂexibility on a mine of this nature, the sequential grid mining method was adopted. This has been proven as the best method suited to deep level gold mining often associated with seismicity.
Operational
infrastructure
Mponeng mine has its own processing plant situated adjacent to the mine. Ore and waste material is hoisted separately with ore being delivered to the plant by means of a conveyor belt, and the waste rock going to the low grade stockpile.
Mineral processing
Ore mined is treated and smelted at Mponeng’s gold plant, which also receives ore from TauTona and Savuka mines. The ore is initially ground down by means of semi-autogenous milling after which a conventional gold leach process incorporating liquid oxygen injection is applied. The gold is then extracted by means of carbon-in-pulp (CIP) technology. The plant conducts electro-winning and smelting
(induction furnaces).
Risks
Upgrading of the Mineral Resource conﬁdence of the deeper parts of Mponeng continues to be challenging. Surface exploration and underground exploration targets are slowly being completed but access to ground ahead of the mining front is often limited. New information once obtained does have the potential to affect the future of Mponeng mine. Exploration drilling on the VCR at depth is indicating that there might be an evolution of the current Geological understanding, this will be further quantiﬁed and understood as exploration work continues.
* BMD is 1,828.8m Above Mean Sea Level (AMSL). Mponeng’s collar elevation (surface) is 275.8m BMD
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COMPETENT PERSONS
Mponeng
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Gareth Flitton SACNASP 400019/15 13 years BSc Hons (Geology)
GDE (Mineral Economics)
Ore Reserve Willie Olivier PLATO MS 0136 26 years GDE (Mining Engineering)
Government Certiﬁcate of
Competency in Mine Survey
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
VCR WEST WITS UNDERGROUND WORKINGS
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S O U T H A F R I C A
c o n t i n u e d
M p o n e n g
G E O L O G Y
DEPOSIT TYPE
The VCR is the main reef horizon mined at Mponeng mine. The VCR forms the base of the Ventersdorp Supergroup which caps the
Witwatersrand Supergroup through an angular unconformity. The overlying Ventersdorp Lavas halted the deposition of the VCR, preserving it in its current state.
The VCR consists of a quartz pebble conglomerate, which can be up to 3m thick in places. The footwall stratigraphy, following periods of uplift and erosion, controlled the development and preservation of the VCR. The VCR is characterised by a series of channel terraces preserved at different relative elevations, and the highest gold values are preserved in these channel deposits.
The different channel terraces are divided by zones of thinner ‘slope’ reef, which are of lower value and become more prevalent on the higher terraces and on the harder footwall units.
The relatively argillaceous protoquartzites of the Kimberley Formation in the central portion of Mponeng are covered by the best preserved VCR conglomerates. The Elsburg formation in the west is relatively more durable, while the eastern side of the mine is dominated by shales and siltstones of the Booysens Formation. No VCR is preserved on the Krugersdorp Formation on the far eastern side of Mponeng.
The CLR is the other gold bearing reef reported as part of the Mineral Resource for Mponeng. This reef has been mined extensively at
Savuka and TauTona mines which are now entering the mature stage of their lives. At Mponeng the reef is planned to be mined in the future. The CLR at Mponeng consists of (on average) a 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand Group. The CLR is approximately 900m deeper than the VCR. Continual updates of the CLR estimation are done, as more information generated at TauTona has resulted in a decrease in the CLR Mineral Resource.
MINERALISATION STYLE
Similar to the Witwatersrand reefs, gold in the VCR was precipitated in the conglomerate reef through the actions of hydrothermal
ﬂuids. The ﬂuids precipitated gold and other elements through reactions that took place at elevated temperatures along the reef horizon. The resulting gold grades are mostly uniformly distributed throughout the reef package.
MINERALISATION CHARACTERISTICS
The VCR displays strong alteration features which can be explained by the hydrothermal ﬂuids that inﬁltrated the reef at some stage and have overprinted on the original mineral assemblage. Portions of the reef contain authigenic sulphides such as pyrite, pyrrhotite, chalcopyrite, spahelerite and galena, incorporated in the conglomerate’s matrix. Gold associations with these mineral assemblages indicate a strong correlation of gold mobilsation and redistribution at the time of the hydrothermal ﬂuid inﬂux. There is also a strong association of gold with a chloritisation event focused along the reef horizon. The Cholrite alteration gives a dark coloration to the reef.
Both the VCR and the CLR have been subjected to faulting and are intruded by a series of igneous dykes and sills of various ages that cross-cut the reefs. There is an inherent risk in mining through these faults and intrusives and a key objective of AngloGold Ashanti mine geologists is to identify these geological features ahead of the working face to assist with deciding on the best way to approach and mine through these structures.
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E X P L O R AT I O N
Underground exploration in 2016 targeted the VCR areas east and west ahead of current development fronts on 123 and 126 Levels as well as areas deeper than 126 Level. A number of new intersections were achieved and have been used in evaluating the geological model.
The surface drill hole UD59 consisting of a mother hole and four deﬂections was completed in 2016. It conﬁrmed the existence of thick well mineralised conglomerate package down-dip of the current working. UD60 and UD58A also intersected the VCR orebody late in
2016 conﬁrming the existence of a well developed VCR in the deeper reaches of the orebody.
Surface drilling into the central and southern portions of the Western Ultra-Deep Levels (WUDLs) lease area will continue in 2017 and will explore the central portion of the WUDLs lease area. Results of which are expected in 2020 or 2021.
The CLR exploration planned from Savuka mine platforms in 2016 was only partially completed. Production and safety constraints experienced at Savuka hampered the completion of the planned holes. Drilling will continue in 2017 from new exploration platforms at
TauTona for the CLR phase 2 Mineral Resource in the east.
GEOLOGICAL CROSS-SECTION THROUGH MPONENG – SS1 SHAFT SECTION, CLR DEEPENING PROJECT
Master bedding fault
SS2
SS1
120 Level
121 Level
123 Level
125 Level
128 Level
131 Level
133 Level
136 Level
Middlevlei Reef
Carbon Leader Reef
North Leader Reef
S
-3650m
Elevation
N
Randfontein Formation
Maraisburg Formation
Roodepoort Formation
-Roodepoort Shales
-Roodepoort Quartz
Main Formation
Blyvooruitzicht Formation
Planned development
(m BMD)
-3820m
-3900m
-4140m
-3980m
-4230m
80m
Legend
-3740m
-4060m
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S O U T H A F R I C A
c o n t i n u e d
M p o n e n g
P R O J E C T S
Current mining is focused on the eastern and western edges of the lease area above 120 Level. Value in these areas is starting to decrease. The mining below 120 Level is currently beginning to increase and will begin to replace the above 120 Level production volumes by end of 2017 and start of 2018.
The Phase 1 VCR project is in production on 123 Level and is still accessing reef on 126 Level. On reef development continues east and west where total production is expected to ramp up to 12,000m² per month.
A number of planned projects are being considered that will extract portions of the Mineral Resource currently below infrastructure.
The CLR Phase 2 project will extract the CLR south of the TauTona and Savuka mines from 123 and 126 Levels. The preparation for the shaft infrastructure started in 2013. During 2015 the decision was taken to defer the Phase 2 project to allow time to look at a possible footprint extension of the project. The CLR project extension and additional planned shaft design work is at PFS level and is scheduled for completion in 2017.
A further four individual PFS studies have been completed to access VCR and the CLR in a phased approach below 126 Level, covering phases 3 – 6. A more holistic PFS is currently underway to ascertain the possibility of concurrently accessing and mining the full VCR and CLR Mineral Resource as one single project. Exploration into these areas continues to improve conﬁdence in the Mineral
Resource.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Mponeng
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured 5 x 5 – – – – Chip sampling stoping
Indicated 100 x 100 – – – – Underground drilling
Inferred 1,000 x 1,000 – – – – Surface drilling
Grade/ore control – – – – See Measured category
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INCLUSIVE MINERAL RESOURCE
Mponeng
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
TauTona VCR shaft pillar
Measured
0.49
17.40
8.47
0.27
Indicated
1.25
20.21
25.22
0.81
Inferred
–
–
–
–
Total
1.73
19.42
33.69
1.08
VCR above 109 Level
Measured
1.95
12.72
24.77
0.80
Indicated
1.27
7.93
10.05
0.32
Inferred
–
–
–
–
Total
3.21
10.83
34.82
1.12
VCR 109 to 120 Level
Measured
4.25
18.86
80.07
2.57
Indicated
3.58
10.57
37.87
1.22
Inferred
0.22
3.98
0.87
0.03
Total
8.04
14.77
118.80
3.82
VCR below 120 Level
Measured
0.51
18.50
9.50
0.31
Indicated
9.81
16.74
164.21
5.28
Inferred
0.74
4.97
3.69
0.12
Total
11.07
16.03
177.40
5.70
VCR WUDLs
Measured
–
–
–
–
Indicated
9.71
18.95
184.09
5.92
Inferred
9.08
15.16
137.56
4.42
Total
18.79
17.12
321.65
10.34
VCR Block 3
Measured
0.03
9.82
0.32
0.01
Indicated
3.43
5.54
19.01
0.61
Inferred
–
–
–
–
Total
3.46
5.58
19.33
0.62
VCR 129 Level
Measured
–
–
–
–
Indicated
2.24
19.39
43.49
1.40
Inferred
0.51
11.66
5.98
0.19
Total
2.76
17.95
49.47
1.59
TauTona CLR shaft pillar
Measured
0.56
40.81
22.94
0.74
Indicated
1.02
44.08
44.87
1.44
Inferred
–
–
–
–
Total
1.58
42.92
67.80
2.18
TauTona CLR Eastern Block
Measured
0.01
9.35
0.12
0.00
Indicated
0.38
19.44
7.43
0.24
Inferred
–
–
–
–
Total
0.39
19.12
7.55
0.24
CLR below 120 Level Phase 2
Measured
–
–
–
–
Indicated
12.45
21.12
262.87
8.45
Inferred
0.09
38.00
3.39
0.11
Total
12.54
21.24
266.25
8.56
CLR below 120 Level Phase 4 and 6
Measured
–
–
–
–
Indicated
15.97
19.33
308.75
9.93
Inferred
7.93
16.30
129.19
4.15
Total
23.90
18.33
437.94
14.08
CLR Savuka
Measured
0.03
13.42
0.41
0.01
Indicated
1.49
14.03
20.94
0.67
Inferred
–
–
–
–
Total
1.52
14.02
21.35
0.69
Mponeng
Total
89.00
17.48
1,556.06
50.03
43
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S O U T H A F R I C A
c o n t i n u e d
M p o n e n g
EXCLUSIVE MINERAL RESOURCE
Mponeng
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
7.00
18.90
132.32
4.25
Indicated
33.12
16.90
559.59
17.99
Inferred
5.45
14.74
80.39
2.58
Total
45.57
16.95
772.30
24.83
Current mining practice at the West Wits operations leaves behind a large portion of the Mineral Resource as stability pillars. Rock engineering design models require stability to minimise the effects of mining induced seismicity on the deep underground workings.
Bracket pillars are also placed around all major geological structures to improve regional stability and to minimise the structure associated risks.
Other areas of the Mineral Resource that do not form part of the LoM include the areas below the economic cut-off of the mine.
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: URANIUM (U
3
O
8
)
Mponeng
Tonnes
Grade
Contained
U
3
O
8
as at 31 December 2016
Category
million
kg/t
tonnes
pounds million
Measured
–
–
–
–
Indicated
32
0.29
9,115
20
Inferred
8
0.29
2,362
5
Total
40
0.29
11,477
25
ESTIMATION
Gold values have been shown to be intimately related to conglomerate preservation on the VCR and forms an integral part of the geological model, as does the footwall lithology.
Mixed support co-kriging is used in the estimation of the Mineral Resource for all South African underground operations. It is a technique that enables the use of data of mixed support, allowing both drill hole and underground sampling data to be used together.
Estimation is performed on the VCR into large block sizes, generally >210mx 210m, which fully capture the within-block variance, allowing the co-kriging of data of different support sizes over long ranges. Estimation is done per geological homogeneous zone, in logarithmic space, because of the highly skewed gold distribution. The ﬁnal gold estimates are then calculated by back transforming the estimates, using lognormal four parameter distribution models. Simple kriging is used for grade control and Measured Mineral
Resource at a 30m x 30m block size and constrained by the weight of the mean value.
MPONENG
Grade tonnage curve underground (metric) (attributable)
T
onnes above cut-off (millions)
A
verage grade above cut-off (g/t)
90
80
70
60
50
40
30
20
10
0
32
30
28
26
24
22
20
18
16
14
0
2
4
6
10
12
14
16
20
22
24
8
18
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
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MINERAL RESOURCE BELOW INFRASTRUCTURE
Mponeng
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
9.71
18.95
184.09
5.92
Indicated
37.50
18.91
709.18
22.80
Inferred
8.01
16.54
132.58
4.26
Total
55.22
18.58
1,025.84
32.98
The portion of the Mineral Resource below infrastructure includes those in the WUDLs and the CLR Mineral Resource areas.
Infrastructure has only been developed up to 126 Level on the VCR orebody and 120 Level on the CLR orebody.
MPONENG year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
51.0
50.5
50.0
49.5
49.0
48.5
48.0
47.5
47.0
-0.30
3.06
-0.75
0.00
0.00
0.00
0.00
-0.07
0.00
48.09
50.03
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Year-on-year there was an increase in the Mineral Resource as a result of VCR exploration targets being completed and improving conﬁdence in the Mineral Resource in the WUDLs area. This was slightly offset by a value decrease on the CLR Mineral Resource due to new geological information gained from mining on the eastern edge of TauTona.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
MPONENG
Inclusive Mineral Resource sensitivity
5
0
-5
The Mineral Resource at Mponeng is insensitive
to a change in gold price.
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S O U T H A F R I C A
c o n t i n u e d
M p o n e n g
O R E R E S E R V E
ORE RESERVE
Mponeng
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
TauTona VCR Shaft Pillar Proved – – – –
Probable 0.39 8.58 3.35 0.11
Total 0.39 8.58 3.35 0.11
VCR above 109 Level Proved 0.06 5.99 0.38 0.01
Probable 0.09 5.34 0.46 0.01
Total 0.15 5.62 0.84 0.03
VCR 109 to 120 Level Proved 0.62 8.67 5.33 0.17
Probable 1.29 7.53 9.68 0.31
Total 1.90 7.90 15.01 0.48
VCR below 120 Level Proved 0.53 10.98 5.86 0.19
Probable 6.91 12.11 83.60 2.69
Total 7.44 12.03 89.46 2.88
TauTona CLR shaft pillar Proved – – – –
Probable 0.21 21.21 4.39 0.14
Total 0.21 21.21 4.39 0.14
TauTona CLR Eastern Block Proved – – – –
Probable 0.33 8.70 2.89 0.09
Total 0.33 8.70 2.89 0.09
CLR below 120 Level Phase 2 Proved – – – –
Probable 10.50 10.46 109.85 3.53
Total 10.50 10.46 109.85 3.53
CLR below 120 Level Phase 4 and 6 Proved – – – –
Probable 17.03 9.18 156.36 5.03
Total 17.03 9.18 156.36 5.03
CLR Savuka Proved – – – –
Probable 0.88 6.88 6.06 0.19
Total 0.88 6.88 6.06 0.19
Mponeng
Total 38.83 10.00 388.21 12.48
ESTIMATION
The mine design process delineates the mining areas and supporting development for each mining level and section, usually by extrapolating the existing mining design using the latest geological structure models, taking all relevant mine design recommendations into consideration. The in situ Mineral Resource is scheduled monthly for the full LoM plan. The value estimates for these schedules are derived from the Mineral Resource model.
Modifying factors are applied to the in situ Mineral Resource to arrive at an Ore Reserve estimate. These factors include a dilution factor to accommodate the difference between the milling width and the stoping width, as well as the MCF.
46
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O R E R E S E R V E
ORE RESERVE MODIFYING FACTORS
Mponeng
Gold
price
Cut-off
grade
Cut-off
value
Stoping
width
Dilution
MCF
MetRF
as at 31 December 2016
ZAR/kg
g/t Au
cm.g/t Au
cm
%
%
%
TauTona VCR Shaft Pillar 530,000 4.17 750 180.0 47.7 81.0 97.7
VCR Above 109 Level 530,000 5.06 750 148.2 38.2 81.2 97.5
VCR 109 to 120 Level 530,000 4.99 750 150.2 39.0 81.2 97.5
VCR below 120 Level 530,000 5.73 750 131.0 41.6 81.0 97.9
TauTona CLR Shaft Pillar 530,000 7.14 750 105.0 43.8 81.0 98.0
TauTona CLR Eastern Block 530,000 6.54 750 114.7 44.4 78.0 97.8
CLR below 120 Level Phase 2 530,000 7.14 750 105.0 47.3 81.0 97.8
CLR below 120 Level Phase 4 and 6 530,000 7.14 750 105.0 47.5 81.0 97.6
CLR Savuka 530,000 7.14 750 105.0 52.9 81.0 97.4
MCF and MetRF are based on historic performance with consideration for current and future mining conditions.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Mponeng
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
CLR below 120 Level Phase 4 and 6 6.06 8.39 50.81 1.63
Total 6.06 8.39 50.81 1.63
The Inferred Mineral Resource is used for optimisation purposes and forms part of the business plan, but is not included in the Ore
Reserve. These portions of the deposit are located in the WUDLs area beyond current infrastructure on the VCR (Project Phases 3 and 5) and also make up part of the CLR Mineral Resource that is included in the CLR Phase 4 and 6 project.
The scheduled Inferred Mineral Resource included in the business plan comprises 14% of the total Inferred Mineral Resource and
12% of the LoM Schedule.
ORE RESERVE BELOW INFRASTRUCTURE
Mponeng
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved – – – –
Probable 27.53 9.67 266.21 8.56
Total 27.53 9.67 266.21 8.56
MPONENG year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
12.75
12.70
12.60
12.55
12.55
12.50
12.45
12.40
-0.25
0.07
-0.08
0.00
0.00
0.00
0.00
0.00
0.00
0.00
12.48
12.74
2015
Depletion
Exploration
Methodolog
y
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Changes in the Ore Reserve are mainly due to depletion.
47
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S O U T H A F R I C A
c o n t i n u e d
Ta u To n a
I N T R O D U C T I O N
Property description
TauTona (including Savuka) is a mature, deep level underground gold mine with a limited LoM. Mining takes place predominantly on the CLR horizon at depths ranging from 2,900m to 3,480m BMD* with
TauTona mining towards the boundary with Driefontein (Sibanye Gold).
Location
TauTona lies on the West Wits Line goldﬁeld, just south of Carletonville in the Gauteng province, about
70km south-west of Johannesburg.
History
Sinking operations began in 1957 and stoping operations on the VCR horizon in 1961. The mine has a three-shaft system comprising a main, a sub-vertical and tertiary vertical shaft. In the past the longwall mining method was the only mining method used but a decision was taken to move from longwall mining to scattered grid mining due to the risk associated with mining through geological structures with longwall panels. Savuka was included in the TauTona operations in 2013.
Legal aspects and
tenure
AngloGold Ashanti holds a number of mining rights in the TauTona area which have been successfully converted, executed and registered as new order mining rights at the MPRTO.
•
GP30/5/3/2/2(01)MR valid from 14 February 2006 to 13 February 2036, covering 64.8km
2
•
GP30/5/3/2/2(11)MR valid from 11 July 2006 to 1 July 2016, covering 0.3km
2
, (application for extension
pending)
•
GP30/5/1/2/5/248SP valid from 16 October 2012 to 15 October 2022, covering 1.96km
2
The extension of the GP30/5/3/2/2(11)MR is currently underway, with submission having been done within regulatory requirements and therefore there is a reasonable expectation that it will be renewed.
Mining method
The mine design at TauTona is somewhat ﬁxed with respect to the established infrastructure and its links to future mine designs. TauTona (including Savuka) utilises the scattered grid mining method as a preferred mining method to optimally extract the Ore Reserve.
Operational
infrastructure
The current shaft infrastructure is sufﬁcient for the mining operation being planned and undertaken. Tonnes from Savuka mine are trammed through 120 Level to TauTona Shaft. Both ore and waste for TauTona and
Savuka are hoisted to surface as one product and are trucked to Mponeng plant. This plant is shared with
Mponeng mine. In the long term with a declining production proﬁle, the strategy is to equip the inter level on 120 Level to Mponeng and hoist the tons utilising Mponeng shaft infrastructure.
Mineral processing
The ore is initially ground down by means of semi-autogenous milling after which a conventional gold-
leach process incorporating liquid oxygen injection is applied. The gold is then extracted by means of CIP technology. The plant conducts electro-winning and smelting (induction furnaces).
Risks
As mining proceeds to new ground there is an inherent risk in mining through geological structures like faults and intrusives. To mitigate these risks DD is done in order to gain as much upfront information as possible. The other risk is seismicity which is associated with geological features exacerbated by the fact that TauTona is an ultra deep level underground gold mine. This risk is managed through an on-going seismic risk management system which then informs the mining strategy and execution schedule.
The closure of Blyvooruitzicht in 2013, and subsequent suspension of groundwater pumping, presented a serious risk to the economic viability of TauTona. In order to mitigate this risk, the Covalent Water
Company was established to initiate pumping at source from Blyvooruitzicht No. 4 and No. 6 shafts.
Although the Covalent Water Company will be responsible for handling the bulk of the underground water from Blyvooruitzicht mine, there has been a gradual buildup of underground water within the workings of
Blyvooruitzicht No. 5 shaft. The water level at Blyvooruitzicht No. 5 shaft reached the pumping level point in September 2016 and as per our strategy pumping operations commenced and are continuing.
* BMD is 1,828.8m Above Mean Sea Level (AMSL). TauTona’s collar elevation (surface) is 176.2m BMD
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COMPETENT PERSONS
TauTona
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Michelle Pienaar SACNASP 400027/15 14 years BSc Hons (Geology)
Ore Reserve Kabelo Dube PLATO PMS 0255 9 years BTech, Government Certiﬁcate of
Competency in Mine Survey, MBA,
ND (Survey)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
CLR WEST WITS UNDERGROUND WORKINGS
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S O U T H A F R I C A
c o n t i n u e d
Ta u To n a
G E O L O G Y
DEPOSIT TYPE
The CLR is the principal economic horizon at TauTona and the VCR is the secondary economic horizon. The CLR is located near the base of the Johannesburg Subgroup, which forms part of the Central Rand
Group. The Central Rand Group sediments are unconformably overlain by the Klipriviersberg lavas and the VCR is developed at the interface between the Central Rand Group sediments and the overlying lavas.
The CLR and the VCR at TauTona are vertically separated by about
900m of shales and quartzites.
The CLR is a thin, on average 20cm thick, tabular, auriferous quartz pebble conglomerate and consists of three sedimentary facies or units. Economically, the most important is Unit 1, which is present as a sheet-like deposit over the whole mine, although reef development and grades tend to decrease very rapidly where Unit 1 overlies Unit
2. Unit 2 is a complex channel deposit that is only present along the eastern-most limit of current mining at TauTona. The Unit 2 CLR may be over 2m thick. Unit 3 is preserved below Unit 1 in the southern parts of TauTona and is the oldest of the CLR conglomerates.
All production on the VCR at TauTona ceased in 2013, and no future mining has been planned on this reef horizon.
The CLR and VCR are cross-cut and displaced by faults and intrusive dykes and sills of various ages. The faulting, in conjunction with the many intrusives that displace and intersect these reefs, is responsible for most of the risk inherent in deep level gold mining, since seismicity is associated with these geological features.
MINERALISATION STYLE
Gold mineralisation followed an episode of deep burial, fracturing and alteration. A variant of Archaean greenstone gold-bearing hydrothermal ﬂuid was introduced into the reef environment and was probably circulated in hydrothermal cells. The Carbon Leader conglomerate system proved a suitable ﬂuid conduit and various minerals were precipitated in the permeable, often structurally-
prepared host. Solid hydrocarbon precipitated in very thin, ﬂat veins, which usually formed at the base of the Carbon Leader.
MINERALISATION CHARACTERISTICS
Gold was precipitated by cooling and reactions between the ﬂuid and the wallrocks, in this case pyritic conglomerates. The regional distribution of gold was strongly inﬂuenced by subtle changes in the physical properties of the conglomerates and their footwall lithologies.
Gold mineralisation was enhanced in areas of high ﬂuid throughput, which were often the sites of high carbon precipitation and strong early alteration.
2400m
2800m
3200m
75 Level
81 Level
87 Level
106 Level
109 Level
112 Level
101 Level
100 Level
TV shaft
Ventersdorp Contact Reef
Carbon Leader Reef
2000m
Elevation
(m BMD)
N S
3600m
116 Level
120 Level
Main shaft
Sub shaft 1
dyke
66 Level
Shaft bottom
200m
GEOLOGICAL CROSS-SECTION THROUGH TAUTONA
Kimberley Formation
Booysens Shales
Krugersdorp Quartzites
Bird Reef Formation
Randfontein Formation
Main Formation
Blyvooruitzicht Formation
Roodepoort Shales
Roodepoort Quartzites
Crown Formation
Florida Quartzites
Alberton Lavas
Legend
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E X P L O R AT I O N
Geological drilling and cover drilling forms an integral part of the mining strategy and a detailed DD plan with schedules is in place in conjunction with mine designs to ensure a high conﬁdence in the business plan and a sound geological structure model.
Long inclined borehole (LIB) drilling commenced towards the most south-eastern block of TauTona mine in 2015 and was abandoned in 2016. No reef was intersected, however structures were conﬁrmed which increase the conﬁdence in the structural model to the South East. No further LIB drilling has been planned in this block. The required information will however be obtained from the
Geological and cover drilling which is planned for this area. Further drilling will upgrade the conﬁdence in the area south of the Pretorius
Fault Zone (PFZ). Drilling will also conﬁrm the eastern boundary line with the lower value Driefontein geological domain.
Savuka is a mature mine approaching the end of its productive life. No exploration is currently taking place at this operation. Exploration drilling did however commence in 2016, in conjunction with Mponeng mine, south of the Savuka/Mponeng mine boundary to further improve the conﬁdence in the Mineral Resource for Mponeng’s below 120 Level extension.
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S O U T H A F R I C A
c o n t i n u e d
Ta u To n a
P R O J E C T S
NEW TECHNOLOGY REEF BORING PROJECT
Technology is being developed to extract gold-bearing material using mechanical boring techniques, with the aim of creating an explosive-free, and, therefore, continuous mining operation. At the core of this initiative is the need to remove people from risk while creating a continuous-mining environment where only the reef is extracted.
After successfully working through the initial teething problems the MK IV reef-boring machine was commissioned at the test site.
Simultaneously work continues on the MK III reef-boring machines deployed in the VCR and CLR sites with the aim to improve the machine performance (hours drilled per hole).
NEW TECHNOLOGY GEOLOGICAL DRILLING PROJECT
Uphole reverse circulation (RC) drilling is being developed as a potential method to replace conventional DD techniques used in the
South African operations. This method will assist in deﬁning the orebody geometry accurately and rapidly ahead of mining to facilitate future planning and scheduling for automated reef boring.
The Bohrmeister ﬁt for purpose drill rig was designed and commissioned successfully during 2016. Trials will commence in 2017 with the aim to continue to improve the drilling accuracy where the goal is to reach a geological target within the deﬁned accuracy and time benchmarks.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
TauTona
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured
5 x 5
–
–
–
–
Chip sampling stoping
Indicated
100 x 100,
800 x 800
–
–
–
–
Underground drilling
Inferred
1,000 x 1,000
–
–
–
–
Surface drilling
Grade/ore control
–
–
–
–
See Measured category
INCLUSIVE MINERAL RESOURCE
TauTona
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
TauTona CLR
Measured
0.98
23.74
23.35
0.75
Indicated
1.88
23.38
43.86
1.41
Inferred
–
–
–
–
Total
2.86
23.51
67.21
2.16
Savuka CLR
Measured
0.33
15.49
5.10
0.16
Indicated
0.63
16.95
10.74
0.35
Inferred
–
–
–
–
Total
0.96
16.45
15.84
0.51
TauTona
Total
3.82
21.73
83.06
2.67
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: URANIUM (U
3
O
8
)
TauTona
Tonnes
Grade
Contained
U
3
O
8
as at 31 December 2016
Category
million
kg/t
tonnes
pounds million
Measured
–
–
–
–
Indicated
4
0.34
1,300
3
Inferred
–
–
–
–
Total
4
0.34
1,300
3
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ESTIMATION
In recent years, extensive work has been done in reﬁning the geological model for the CLR which utilised several new methods including geochemistry, spectral scanning and various geostatistical techniques.
This ﬁnal geological model subdivides the CLR into four areas of broad homogeneity which are used for estimation.
Mixed support co-kriging is used in the estimation of the Mineral Resource for all South African underground operations. It is a technique that enables the use of data of mixed support, allowing both drill hole and underground sampling data to be used together.
Estimation on the CLR is performed into large block sizes, generally >420m x 420m, which fully capture the within-block variance, allowing the co-kriging of data of different support sizes over long ranges. Estimation is done per geological homogeneous zone, in logarithmic space, because of the highly skewed gold distribution. The ﬁnal gold estimates are then calculated by back transforming the estimates, using lognormal four parameter distribution models. Simple kriging is used for grade control and Measured Mineral
Resource at a 30m x 30m block size and constrained by the weight of the mean value.
TAUTONA
Grade tonnage curve underground (metric) (attributable)
T
onnes above cut-off (millions)
A
verage grade above cut-off (g/t)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
32
30
28
26
24
22
20
0
2
4
6
10
12
14
16
20
22
24
8
18
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
EXCLUSIVE MINERAL RESOURCE
TauTona
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 0.98 21.28 20.87 0.67
Indicated 1.23 23.22 28.64 0.92
Inferred – – – –
Total 2.21 22.36 49.51 1.59
At TauTona, the exclusive Mineral Resource is deﬁned by the mining strategy. Much of this Mineral Resource is expected to be taken up by safety, boundary and remnant pillars ahead of current mining.
MINERAL RESOURCE BELOW INFRASTRUCTURE
No Mineral Resource reported below infrastructure.
53
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S O U T H A F R I C A
c o n t i n u e d
Ta u To n a
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
TAUTONA
Inclusive Mineral Resource sensitivity
4
-1
-6
The Mineral Resource at TauTona is insensitive
to changes in gold price due to it being a mature
operation with limited flexibility.
O R E R E S E R V E
ORE RESERVE
TauTona
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
TauTona CLR
Proved
0.49
11.19
5.45
0.18
Probable
2.06
8.31
17.08
0.55
Total
2.54
8.86
22.52
0.72
Savuka CLR
Proved
0.14
6.29
0.89
0.03
Probable
0.04
7.59
0.28
0.01
Total
0.18
6.56
1.17
0.04
TauTona
Total
2.72
8.71
23.70
0.76
ESTIMATION
The mine design process delineates the mining areas and supporting development for each mining level and section, usually by extrapolating the existing mining design using the latest geological structure models, taking all relevant mine design recommendations into consideration. The in situ Mineral Resource is scheduled monthly for the full LoM plan. The value estimates for these schedules are derived from the Mineral Resource model.
Modifying factors are applied to the in situ Mineral Resource to arrive at an Ore Reserve estimate. These factors include a dilution factor to accommodate the difference between the milling width and the stoping width, as well as the MCF.
TAUTONA year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
3.5
3.4
3.3
3.2
3.1
3.0
2.9
2.8
2.7
2.6
2.5
-0.22
-0.21
0.09
0.00
-0.13
0.00
0.00
-0.33
0.00
3.48
2.67
2015
Depletion
Exploration
Methodolog
y
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
The decrease is mainly due to transfers out of Mineral Resource due to cleanup and rock engineering pillars, intershaft transfers, structure changes, decrease in face values mainly in the Driefontein geological domain as well as mining depletion.
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TAUTONA year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.70
0.65
-0.17
-0.04
0.00
0.00
0.00
-0.10
0.00
0.01
0.00
0.00
0.76
1.05
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Ore Reserve changes are due to depletions, geotechnical changes especially in Savuka with the impact of the BV 78 seismic event and revisions to the mining strategy that have resulted in mine design changes.
ORE RESERVE MODIFYING FACTORS
TauTona
Gold Price
Cut-off
grade
Cut-off
value
Stoping
width
Dilution
MCF
MetRF
as at 31 December 2016
ZAR/kg
g/t Au
cm.g/t Au
cm
%
%
%
TauTona CLR 530,000 8.18 900 110.0 52.1 75.5 97.0
Savuka CLR 530,000 7.50 900 120.0 47.2 71.0 96.7
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
No Inferred Mineral Resource in the business plan.
ORE RESERVE BELOW INFRASTRUCTURE
There is no Ore Reserve reported below infrastructure.
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S O U T H A F R I C A
c o n t i n u e d
S u r f a c e O p e r a t i o n s
I N T R O D U C T I O N
Property description
Surface Operations in South Africa produce gold by processing surface material such as low grade stockpiles and the re-treatment of tailings storage facility (TSF) dams. Surface Operations comprise Vaal
River Surface, West Wits Surface and Mine Waste Solutions (MWS).
Location
The Vaal River Surface Operations are located immediately to the north and south of the Vaal River, close to the town of Orkney in the North West province. These operations extract gold from the low grade stockpile material emanating as a byproduct of the reef mining activities within the Vaal River mines. The
MWS Operations are located approximately 8km from the town of Klerksdorp near Stilfontein within 20km of the Vaal River Surface Operations. The MWS feed sources (TSF dams) are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The West Wits Surface Operations are located near the town of Carletonville, across the border between the North West and Gauteng provinces.
History
Gold from surface material has been produced routinely since 2002. AngloGold Ashanti acquired the
MWS Mineral Resource and tailings retreatment operations in the Vaal River region in July 2012. The MWS
Uranium plant and ﬂotation plants were commissioned in 2014. Changes were made in the conﬁguration of the ﬂotation and uranium processes after which the ﬂoat plant was recommissioned in July 2016 and the uranium plant in October 2016. These plants were reconﬁgured into a more efﬁcient conﬁguration during 2016.
Legal aspects and
tenure
MWS licence to mine is covered by the environmental authorisation under the National Environmental management Act. In terms of the current legislation, Mineral and Petroleum Resources Development Act
(MPRDA), it is not required to have a mining right to reclaim tailings dams and MWS can prove ownership and tenure of the operations. As it is likely that pending legislation, once passed, will require a mining right to be obtained in order to mine tailings dams, AngloGold Ashanti applied in May 2013, in terms of S102 of the MPRDA to extend its main Vaal River Mining Right (16MR) to incorporate the entire MWS operation.
The S102 consent was granted under the main VR mining right (16MR).
The New Order Mining Rights for the South African Operations cover multiple horizons, i.e. both underground and surface for Vaal River and West Wits Regions. The TSF dams falling outside the Mining Right are accommodated under historical Surface Rights Permits for Vaal River and West Wits, which are still valid.
Mining method
Low grade stockpiles:
Bulldozers are used to create furrows through the stockpile in order to blend the rock and create safe loading faces. The material is then loaded onto rail hoppers or trucks by means of a front-end loader and transported to the relevant gold plants for processing.
Tailings storage facilities:
The tailings are reclaimed using a number of hydraulic (high-pressure water) monitoring guns to deliver water at pressure, typically 27-30 bar, to the face. The tailings material is reclaimed by blasting the TSF face with the high-pressure water, resulting in the slurry gravitating towards pumping stations. These monitoring guns can be positioned to selectively reclaim required areas from the TSF dams. Bench heights are constrained by the force delivered from the monitoring gun nozzle and safety constraints. With sufﬁcient pressure, face lengths of up to 25m can be reclaimed.
The pump stations are located at the lowest point of the dams to ensure that the slurry from the dams will gravitate towards the pump station from where the slurry will be pumped to the processing plants.
Operational
infrastructure
Low grade stockpiles in Vaal River and West Wits are processed through dedicated surface sources metallurgical plants and MWS processes tailings material in the Vaal River area. Adequate deposition capacity for the Surface Operations exists in all areas. Operational infrastructure – road, rail, ofﬁces, security services, water and power supply – is adequate and is shared with the AngloGold Ashanti mines in the relevant areas.
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Mineral processing
The mineral process is dependent on the source material, tailings material is pumped directly to a conventional carbon-in-leach (CIL) plant while hard rock material will go through comminution ﬁrst, and then be processed through leach followed by CIP.
Sulphur separation takes place where required and in the case of MWS, uranium is extracted using acid leach. MWS comprises three separate gold plants namely Stream 1, Stream 2 and Stream 3. Hydraulically-
reclaimed material from several TSF dams is delivered to the three plants for gold extraction.
The West Wits Surface Operations process low grade stockpile material sourced from the mining of the
CLR and the VCR that are mined by the West Wits mines in the Carletonville/Fochville area, as well as hydraulically-reclaimed material from the Old North TSF.
Within the Vaal River area, the Kopanang, West and Mispah Gold plants are dedicated surface operations plants. In the West Wits area the Savuka Gold plant processes surface sources material.
Risks
There are no known unmanaged risks that may affect reclamation activities. An independent, external
Mineral Resource and Ore Reserve audit was undertaken in 2016 and found no fatal ﬂaws, in process or output. A potential tonnage reconciliation issue was however noted during the external audit and will be investigated further in 2017.
VAAL RIVER SURFACE SOURCES INFRASTRUCTURE
Great Noligwa
plant centroid co-ordinates
26°46'44"E, 26°57'44"S
Stilfontein
Moab Khotsong
Mine waste solutions
Kopanang
Orkney
Khuma
Township
Great Noligwa
Klerksdorp
West
Complex
Harties 5&6
MWS5
Kareerand
Buffels
1,2,3,4
Sulphur
Paydam
East
South
East
Buffels 5
MWS2
MWS4
West Ext
Harties 1&2
Mispah
Kopanang
Paydam
3 0 3 6 9km
Licences
Mining Rights
AGA Property
Mine Infrastructure
Mine area
Plant
Stockpiles
TSF
Underground workings
Settlement
Towns
Villages
Roads
Main
Secondary
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S O U T H A F R I C A
c o n t i n u e d
S u r f a c e O p e r a t i o n s
COMPETENT PERSONS
Surface Operations
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Raymond Orton
PLATO
MS 0132 30
30 years
GDE (Mineral Economics),
Government Certiﬁcate of
Competency in Mine Survey, HND
(Mineral Resource Management)
Ore Reserve
Mariaan Gagiano
SAIMM
705 920
32 years
Government Certiﬁcate of
Competency in Assaying
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
WEST WITS SURFACE SOURCES INFRASTRUCTURE
Mponeng
plant centroid c o-ordinates
27°26'06"E, 26°26'11"S
Fochville
Mponeng
New North TSF
TauTona
Savuka
Old North TSF
Licences
Mining
Surface Property
Mine Infrastructure
Mine area
Plant
Stockpiles
TSF
Underground workings
Settlement
Towns
Villages
Roads
Main
Secondary
Mponeng TSF
1.5
0
1.5
3 k m
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G E O L O G Y
The material contained in the TSF and low grade stockpiles originates from the historic ore-bearing reefs mined by the West Wits, Vaal
River, Buffelsfontein, Hartebeestfontein and Stilfontein Gold Mines. The material contained in the TSF dams is ﬁne grained.
LOW GRADE STOCKPILES
The low grade stockpiles consist of waste rock mined from underground workings, hoisted, transported and deposited via conveyor belts. The gold contained within these dumps was sourced from three areas namely:
•
Minor reef that are intersected while accessing the primary reef
•
Gold-bearing reef that was contained within small fault blocks that were exposed by off-reef development
•
Cross-tramming of gold-bearing reef material to the waste tips
TAILINGS STORAGE FACILITIES
The tailings dams consist of tailings material which originated from the processing of the underground ore from the Vaal River
Operations (VR Surface), the West Wits Operations (WW Surface) and Buffels, Hartebeestfontein and Stilfontein Gold Mines (MWS).
These Gold Mines are deep level gold mines, which predominantly extract the tabular, conglomeratic VR, CLR and VCR. The VR has been predominantly mined for gold in the past although the reef also contains uranium oxide, the same is true, but to a lesser extent with the CLR and VCR.
The material contained in the tailings dams is ﬁne in nature. The footprints of the MWS tailings dams and Vaal River Surface Operations tailings dams cover an area of approximately 1,100ha.
P R O J E C T S
The upgrade of the Sulphur Pay Dam (SPD) Pump Station was completed in 2016. The upgrade of the SPD Pump Station increased its ﬂexibility and reclamation capacity for the MWS Operations.
Rehabilitation work is ongoing and gold is produced from cleaning-up operations at Vaal River and West Wits, this material is processed through the West Gold plant, Kopanang Gold plant and Savuka Gold plant respectively.
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S O U T H A F R I C A
c o n t i n u e d
S u r f a c e O p e r a t i o n s
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
(1)
Surface Operations
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other Comments
Vaal River Surface
Measured 50 x 50,
100 x 100
– – – – Auger drilling
Indicated 100 x 100,
150 x 150
– – – – Auger drilling
Inferred – – – – – –
Grade/ore control
50 x 50,
100 x 100 – – – – Auger drilling
Mine Waste Solutions
Measured 50 x 50 to
320 x 250
– – – – Auger drilling
Indicated 100 x 100 to
300 x 375
– – – – Auger drilling
Inferred – – – – – –
Grade/ore control
50 x 50,
100 x 100 – – – –
–
West Wits Surface
Measured – – – – – –
Indicated 150 x 150 – – – – Auger drilling
Inferred – – – – – –
Grade/ore control – – – – – –
(1)
In the case of TSF dams, additional sampling information is available in the form of residue sampling collected during deposition on the
TSF dams
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INCLUSIVE MINERAL RESOURCE
Surface Operations
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Vaal River Surface
Tailings storage facility
Measured
10.83
0.20
2.19
0.07
Indicated
421.73
0.27
112.96
3.63
Inferred
–
–
–
–
Total
432.56
0.27
115.15
3.70
Low grade stockpile
Measured
–
–
–
–
Indicated
23.03
0.43
9.98
0.32
Inferred
0.05
0.69
0.04
0.00
Total
23.08
0.43
10.01
0.32
Mine Waste Solutions
Tailings storage facility
Measured
125.20
0.22
27.53
0.89
Indicated
172.64
0.26
44.96
1.45
Inferred
–
–
–
–
Total
297.84
0.24
72.49
2.33
West Wits Surface
Tailings storage facility
Measured
–
–
–
–
Indicated
187.29
0.24
44.56
1.43
Inferred
–
–
–
–
Total
187.29
0.24
44.56
1.43
Low grade stockpile
Measured
–
–
–
–
Indicated
7.05
0.51
3.61
0.12
Inferred
–
–
–
–
Total
7.05
0.51
3.61
0.12
Surface Operations
Total
947.81
0.26
245.82
7.90
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: URANIUM (U
3
O
8
)
Surface Operations
Tonnes
Grade
Contained U
3
O
8
as at 31 December 2016
Category
million
kg/t
tonnes
pounds million
Vaal River Surface
Measured
–
–
–
–
Indicated
433
0.09
38,863
86
Inferred
–
–
–
–
Total
433
0.09
38,863
86
Mine Waste Solutions
Measured
125
0.07
8,523
19
Indicated
173
0.08
13,898
31
Inferred
–
–
–
–
Total
298
0.08
22,421
49
West Wits Surface
Measured
–
–
–
–
Indicated
187
0.07
13,402
30
Inferred
–
–
–
–
Total
187
0.07
13,402
30
Surface Operations
Total
918
0.08
74,686
165
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S O U T H A F R I C A
c o n t i n u e d
S u r f a c e O p e r a t i o n s
ESTIMATION
Tailings storage facilities
Prior to 2011 for the Vaal River Operations, the grade estimations for the TSF dams were based on the residue grades obtained from the different process plants, as well as various ad hoc sampling projects in selected areas. All the TSF dams in Vaal River and MWS have since been re-sampled by means of an extensive drilling exercise which commenced in 2011. A stringent QA/QC process was applied to the sampling and assay processes to ensure a high level of conﬁdence in the results. The auger drilling typically took place on a 150 x 150m grid (Mineral Resource model) as well as a 50 x 50m grid (Grade control model). The vertical sampling interval of
1.5m was implemented and where possible all holes were drilled into the native underlying strata to allow the estimation of the base of the TSF. The estimation technique being used is 3D ordinary kriging. The variograms used for the grade estimation consist of both horizontal and downhole variograms. The model used for the construction of the grade model constitutes well deﬁned 3D wireframes which are constructed using the drill holes and the results from monthly surveys on currently reclaimed TSF dams and aerial surveys carried out on an annual basis for TSF dams which are planned to be reclaimed. These models are regularly updated during the grade control process.
In the West Wits Surface Sources area, all the grade estimations for the TSF dams were based on the residue grades obtained from the different process plants as well as various ad hoc sampling projects in selected areas. For one of these areas, the Old North
Complex, a drilling programme with the standard QA/QC programme was implemented in 2015 and in 2016 a 3D estimate was completed as per the MWS estimation process.
Low grade stockpiles
In the West Wits and Vaal River Operations the grade estimation is based on grades obtained from reclaimed tonnages from the different stockpiles, grades obtained from rock deposited on these facilities and grades from various other sampling projects carried out on some of the stockpiles. These sampling exercises involved a pit being dug on a pre-determined grid on the low grade stockpiles from which grab samples were taken. These samples were then split into different size fractions and assayed to determine the gold distribution for the different size fractions. The proﬁles of the stockpiles are also updated by means of aerial surveys carried out on an annual basis. Sampling is done by means of mechanical stop belt samplers on the feed belts at the Metallurgical plants
EXCLUSIVE MINERAL RESOURCE
Surface Operations
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Vaal River Surface
Measured – – – –
Indicated – – – –
Inferred 0.05 0.69 0.04 0.00
Total 0.05 0.69 0.04 0.00
Mine Waste Solutions
Measured 3.39 0.34 1.14 0.04
Indicated 0.29 0.26 0.07 0.00
Inferred – – – –
Total 3.68 0.33 1.22 0.04
West Wits Surface
Measured – – – –
Indicated 177.54 0.24 41.82 1.34
Inferred – – – –
Total 177.54 0.24 41.82 1.34
Surface Operations
Total 181.27 0.24 43.08 1.38
The exclusive Mineral Resource includes a portion of the Mispah II TSF, which is below cut-off grade.
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MINE WASTE SOLUTIONS year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
2.34
2.32
2.30
2.28
2.26
2.24
2.22
2.20
2.18
-0.07
0.12
0.00
0.00
0.00
0.00
0.00
0.00
0.00
2.28
2.33
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Normal depletions and Harties 1, Buffels 1 and MWS 5 Mineral Resource model updates as a result of additional drill information.
WEST WITS SURFACE year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
1.57
1.56
1.55
1.54
1.53
1.52
-0.04
0.00
0.00
0.00
0.00
0.02
0.00
0.00
0.00
1.57
1.55
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Movement is mainly due to depletions. Additions are from plant residues as well as low grade stockpiles from Mponeng mine.
VAAL RIVER SURFACE year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
4.30
4.25
4.20
4.15
4.10
4.05
4.00
3.95
3.90
-0.30
0.03
0.00
0.00
0.00
0.03
0.00
0.00
0.00
4.26
4.02
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Changes in the Mineral Resource are mainly due to normal depletions from tailing storage facilities and low grade stockpiles as well as Mineral Resource changes at Kopanang Paydam due to new to drilling information.
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S O U T H A F R I C A
c o n t i n u e d
S u r f a c e O p e r a t i o n s
O R E R E S E R V E
ORE RESERVE
Surface Operations
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Vaal River Surface
Tailings storage facility
Proved
10.83
0.20
2.19
0.07
Probable
421.73
0.27
112.96
3.63
Total
432.56
0.27
115.15
3.70
Low grade stockpile
Proved
–
–
–
–
Probable
22.91
0.32
7.22
0.23
Total
22.91
0.32
7.22
0.23
Mine Waste Solutions
Tailings storage facility
Proved
121.81
0.22
26.39
0.85
Probable
172.35
0.26
44.89
1.44
Total
294.16
0.24
71.27
2.29
West Wits Surface
Tailings storage facility
Proved
–
–
–
–
Probable
9.75
0.27
2.64
0.08
Total
9.75
0.27
2.64
0.08
Low grade stockpile
Proved
–
–
–
–
Probable
7.05
0.39
2.72
0.09
Total
7.05
0.39
2.72
0.09
Surface Operations
Total
766.42
0.26
199.00
6.40
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
SURFACE OPERATIONS
Inclusive Mineral Resource sensitivity
10
5
0
-5
-10
-15
-20
-25
Surface Operations are very sensitive to a gold
price reduction due to the marginal nature of
the business.
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ORE RESERVE BY-PRODUCT: URANIUM (U
3
O
8
)
Surface Operations
Tonnes
Grade
Contained U
3
O
8
as at 31 December 2016
Category
million
kg/t
tonnes
pounds million
Vaal River Surface
Proved 11 0.13 1,408 3
Probable 334 0.09 30,922 68
Total 344 0.09 32,330 71
Mine Waste Solutions
Proved 14 0.06 776 2
Probable 172 0.08 13,852 31
Total 186 0.08 14,628 32
Surface Operations
Total 531 0.09 46,959 104
Uranium is produced at the Vaal River Operations during the processing of reef material from Moab Khotsong and Kopanang in the
Noligwa Gold plant/South Uranium plant circuit. The reef is milled at the Noligwa Gold Plant and processed at the South Uranium plant for uranium oxide extraction prior to gold extraction at Noligwa Gold plant. The MWS and Vaal River Surface TSF material is processed for extraction of gold and uranium through the MWS gold and uranium circuits.
Yellow cake is the ﬁnal product of both the South Uranium plant and MWS Uranium plant which is transported to the NUFCOR located in Gauteng where the material is calcined and packed for shipment to the converters.
ESTIMATION
Tailings storage facilities
Mine design models delineate the areas to be reclaimed over the life of the operations, taking all relevant mine design recommendations into consideration. The in situ Mineral Resource is scheduled for the full LoM plan. The value estimates for these schedules are derived from the Mineral Resource block models where they exist.
Tailings are evaluated as inclusive complexes, in addition, the individual compartments making up the TSF complexes are evaluated to facilitate the composition of optimised mining plans. The beneﬁt of the reclamation of the surface sources and subsequent rehabilitation of the relevant areas is included in the evaluation of the feasibility of the project.
Low grade stockpiles
Planned reclamation from the low grade stockpiles is scheduled out to ensure an average blend. The in situ Mineral Resource is scheduled for the full LoM plan. The value estimates for these schedules are derived from the Mineral Resource estimate with an 18 month reconciliation factor applied to the Mineral Resource estimate.
ORE RESERVE MODIFYING FACTORS
Surface Operations
Gold
price
Cut-off
grade
% RMF
% RMF
MCF
MetRF
as at 31 December 2016
ZAR/kg
g/t Au
(based on
tonnes)
(based on
g/t)
%
%
Vaal River Surface
Tailings storage facility 530,000 0.24 100.0 100.0 100.0 46.2
Low grade stockpile 530,000 0.34 99.8 72.8 100.0 88.0
Mine Waste Solutions
Tailings storage facility 530,000 0.24 100.0 100.0 100.0 46.2
West Wits Surface
Tailings storage facility 530,000 0.28 100.0 96.3 100.0 42.0
Low grade stockpile 530,000 0.38 100.0 75.3 100.0 92.0
10% margin applied for cut-off grade calculations
65
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S O U T H A F R I C A
c o n t i n u e d
S u r f a c e O p e r a t i o n s
VAAL RIVER SURFACE year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
4.10
4.05
4.00
3.95
3.90
3.85
3.80
3.75
-0.23
0.03
0.00
0.00
0.00
0.03
0.05
0.01
0.00
0.00
3.93
4.05
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Normal depletions offset by model changes based on new drilling information at Kopanang Paydam.
MINE WASTE SOLUTIONS year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
2.30
2.25
2.20
2.15
2.10
2.05
2.00
1.95
-0.07
0.26
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
2.10
2.29
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Changes in the Ore Reserve are mainly due to changes in the Mineral Resource classiﬁcation speciﬁcally the upgrading of MWS 5 to
Indicated Mineral Resource as a result of drilling and modelling, which resulted in additional Ore Reserve.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Surface Operations
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Vaal River Surface – low grade stockpile
0.07
0.34
0.02
0.00
Total
0.07
0.34
0.02
0.00
The No.3 low grade stockpile is part of Vaal River Inferred Mineral Resource in the plan and 74% of this dump has already been processed through the Vaal River plants and will be depleted by the end of 2016.
Part of MWS 5 TSF was reported as an Inferred Mineral Resource but has been included to be processed during LoM. Drilling was conducted in 2015 on the MWS 5 TSF to improve the conﬁdence in the Mineral Resource. The block model for MWS 5 has been updated in 2016 with the information from the drilling and the classiﬁcation has been reviewed. The Mineral Resource was re-classiﬁed and has been included as Indicated Mineral Resource and Probable Ore Reserve.
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WEST WITS year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
0.18
0.17
0.16
0.15
0.14
-0.03
0.00
0.00
0.00
0.00
0.01
0.02
0.00
0.00
0.00
0.18
0.17
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Year-on-year changes due to depletion and an increase from the TSF dams.
67
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S E C T I O N 3
C O N T I N E N T A L A F R I C A
Mining in the Continental Africa region
takes place in five countries,
Democratic Republic of Congo, Ghana,
Guinea, Mali and Tanzania.
Regional overview /
69
Ghana /
84
Mali /
118
DRC /
72
Guinea /
104
Tanzania /
137
68
68
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C O N T I N E N TA L A F R I C A
C O N T I N E N T A L A F R I C A
R e g i o n a l o v e r v i e w
2
3
4
5
1
1
Guinea
Siguiri (85%)
2
Mali
Morila (40%)
Sadiola (41%)
3
Ghana
Iduapriem
Obuasi
4
DRC
Kibali (45%)
5
Tanzania
Geita
Operations
CONTRIBUTION TO
GROUP PRODUCTION
•
Continental Africa
36
•
Rest of AngloGold Ashanti
64
%
CONTRIBUTION TO
REGIONAL PRODUCTION
•
Tanzania
37
•
DRC
20
•
Ghana
16
•
Guinea
20
•
Mali
7
%
KEY STATISTICS
Units
2016
2015
2014
Operational performance
Tonnes treated/milled Mt
28.2
27.2 29.9
Recovered grade oz/t 0.047 0.053 0.054
g/t 1.46 1.64 1.66
Gold production (attributable) 000oz 1,321 1,435 1,597
Total cash costs $/oz
717
678 783
Total production costs $/oz 1,005 900 977
All-in sustaining costs
(1)
$/oz 904 815 968
Capital expenditure
(2)
$m 291 315 454
(1)
Excludes stockpile write-offs.
(2)
Includes equity-accounted investments.
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A s a t D e c e m b e r 2 0 1 6 , t h e t o t a l a t t r i b u t a b l e M i n e r a l R e s o u r c e ( i n c l u s i v e o f t h e O r e R e s e r v e ) f o r
t h e C o n t i n e n t a l A f r i c a r e g i o n w a s 6 3 . 8 M o z ( 2 0 1 5 : 5 8 . 3 M o z ) a n d t h e a t t r i b u t a b l e O r e R e s e r v e
1 7 . 8 M o z ( 2 0 1 5 : 1 9 . 3 M o z ) .
This is equivalent to around 30% and 36% of the group’s Mineral Resource and Ore Reserve respectively. Combined production from these operations totalled 1.321Moz of gold in 2016, or 36% of group production.
AngloGold Ashanti has seven mining operations within Continental Africa Region: Kibali in the Democratic Republic of the Congo
(DRC); Iduapriem and Obuasi in Ghana; Siguiri in Guinea; Morila and Sadiola in Mali and Geita in Tanzania. Mining is from both open pit and underground, with Iduapriem, Siguiri and Sadiola being open pit mines, Kibali, Obuasi and Geita being a combination of open pit and underground mines and Morila being primarily a tailings retreatment operation.
Yatela is in closure mode and there is no Mineral Resource or Ore Reserve attributable to Yatela.
INCLUSIVE MINERAL RESOURCE
Continental Africa
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 36 1.09 40 1
Indicated 504 2.77 1,399 45
Inferred 162 3.36 544 17
Total 702 2.82 1,983 64
EXCLUSIVE MINERAL RESOURCE
Continental Africa
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 1 3.29 5 0
Indicated 283 3.07 869 28
Inferred 161 3.37 544 17
Total 446 3.18 1,417 46
ORE RESERVE
Continental Africa
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 30 0.73 22 1
Probable 217 2.45 531 17
Total 247 2.24 553 18
C O N T I N E N T A L A F R I C A
c o n t i n u e d
R e g i o n a l O v e r v i e w
CONTRIBUTION TO GROUP
TOTAL MINERAL RESOURCE
•
Continental Africa
30
•
Rest of AngloGold Ashanti
70
%
CONTRIBUTION TO GROUP
TOTAL ORE RESERVE
•
Continental Africa
36
•
Rest of AngloGold Ashanti
64
%
70
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CONTINENTAL AFRICA
MINERAL RESOURCE – ATTRIBUTABLE
(per operation/project)
Morila
Sadiola
Iduapriem
Obuasi
Siguiri
Geita
Kibali
2016
2015
Moz
0.2
0.2
3.2
3.3
5.6
5.6
5.5
6.1
6.9
7.3
28
33
8.9
7.7
40
35
30
25
20
15
10
5
0
Morila
Sadiola
Geita
Obuasi
Iduapriem
Siguri
Kibali
CONTINENTAL AFRICA
ORE RESERVE – ATTRIBUTABLE
(per operation/project)
0.1
0.1
1.7
1.8
2.3
1.8
2.6
2.0
2.1
2.4
5.7
5.5
4.8
4.1
2016
2015
Moz
7
6
5
4
3
2
1
0
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
D e m o c r a t i c R e p u b l i c o f t h e C o n g o
C O U N T RY O V E R V I E W
AngloGold Ashanti owns 45%
of Kibali in the DRC. Kibali
produced 586koz in 2016 of which
AngloGold Ashanti’s portion was
264oz.
The operation is a joint
development between three
separate groups:
•
AngloGold Ashanti
•
Randgold Resources Limited
(Randgold), the operator, an
African-focused gold mining
and exploration business with
primary listings on the London
Stock Exchange and Nasdaq
•
Société Minière de kilo-Moto
(SOKIMO), the state-owned gold
mining company
The consolidated lease is made up
of 10 mining concessions.
DRC
Kisangani
Kinshasa
Lubumbashi
1
Operations
1 Kibali
(45%)
0
300km
Bunia
INCLUSIVE MINERAL RESOURCE
Democratic Republic of Congo
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 8 2.66 21 1
Indicated 53 3.25 172 6
Inferred 21 2.33 48 2
Total 81 2.96 241 8
EXCLUSIVE MINERAL RESOURCE
Democratic Republic of Congo
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 1 3.27 4 0
Indicated 25 2.17 55 2
Inferred 21 2.33 48 2
Total 47 2.27 107 3
ORE RESERVE
Democratic Republic of Congo
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 2 1.90 4 0
Probable 30 4.17 125 4
Total 32 4.03 128 4
72
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73
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
K i b a l i
I N T R O D U C T I O N
Property description
Operations presently focus on open pit and underground mining, with underground development on twin declines and a vertical shaft. Gold production began in September 2013.
Location
Kibali is located in the north-eastern part of the DRC near the international borders with Uganda and
South Sudan. The mine is located adjacent to the village of Doko, which is located in the west of the lease area. Kibali is approximately 210km by road from Arua, and immediately north of the district capital of
Watsa. The operations area falls within the administrative district of Haut Uélé in Orientale province.
History
On 15 October 2009, AngloGold Ashanti acquired a 50% indirect interest in Moto Goldmines Ltd through a joint venture (JV) with Randgold, with Moto holding a 70% stake in Kiabli and the balance (30%) being held by the DRC parastatal, SOKIMO. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90%, while SOKIMO retained a 10% holding.
First gold was poured in September 2013 from the open pit operations. Underground mining commenced in 2014.
Legal aspects and
tenure
The total Ore Reserve is covered by exploitation permits (11447, 11467, 11468, 11469, 11470, 11471,
11472, 5052, 5073, 5088) totalling 1,836km
2
. Kibali Gold Mine has also been granted 10 exploitation
permits under the DRC mining code, seven of which are valid until 2029 and three are valid until 2030.
Mining method
The mine comprises both open pit and underground mining. The open pit Ore Reserve shell optimisations are conducted on the Mineral Resource models. Detailed mine designs are then completed for open pit mining. This incorporated the mining layout, operating factors, stripping ratio and relevant cut-off grade for the Ore Reserve. Mining operations are conducted by a contractor. Longitudinal and transverse longitudinal stoping methods with paste backﬁll were chosen as the preferred underground mining methods. The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania.
Operational
infrastructure
The mine site is located within 160km of the border with Uganda and all transport links take place through
Uganda to Kenya or Tanzania. Surface infrastructure associated with the overall Kibali operation includes a processing plant, tailings storage facility, camp, hydro and thermal power stations, airstrip, workshops and ofﬁces. All necessary governmental agreements and approvals critical to the viability of the mine are in place.
Mineral processing
The current processing plant can treat both oxide and fresh sulphide material and is conﬁgured for ﬂotation and ultra-ﬁne-grind of the ﬂotation concentrate; a treatment that is required for the refractory sulphide ore type before leaching.
Risks
There are no material risks that will impact on the Mineral Resource and Ore Reserve.
74
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0
1
2
3 km
Licences
Mining
Mine infrastructure
Pits
Plant
Stockpiles
TSF
Waste Dumps
Underground portal
Settlements
Villages
Villages
Roads
Main
Secondary
Airfield
mine village
KCD u/g portal
Mofu
Memekazi
Mandungu
Mengu
Ndala
Gimbia
Pakaka
Kombokolo
Rhino
KCD
Mengu Hill
Pamao
Sessenge
Plant centroid co-ordinates
29°35'31"E, 3°6'50"N
to
D
ok
o
Gorumbwa
Full Mining Lease area
75
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
K i b a l i
G E O L O G Y
DEPOSIT TYPE
Deposits of the Kibali district are located in the Archaean Moto Greenstone Belt bounded to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa district. The belt comprises three lithostratigraphically distinct blocks. Psammopelitic schists, amphibolite, banded iron formations, and gneissic granitoid sills metamorphosed under upper greenschist to low-mid-
amphibolite facies conditions form the eastern part of the belt. Relatively weakly foliated basalts, cherts, siliciclastic rocks, dacitic volcaniclastic rocks, and carbonaceous argillite metamorphosed under mid to upper greenschist facies conditions comprise the central and western-most parts of the belt. Granitoid plutons as old as ca. 2,640Ma intrude these rocks. A thick package of immature sandstone, gritstone, conglomerate, and probably acid tuffs forms much of the western part of the belt, including the host rocks to
KCD, the largest deposit discovered to date within the belt. Radiometric dating indicates these siliclastic rocks were deposited during a belt-wide basin extension event between ca. 2,629-2,626Ma, with much of the detritus derived from adjacent older parts of the belt.
Boundaries between these lithostratigraphic blocks represent important exploration targets. The richly mineralised KZ Trend appears to have initiated as an extensional fault system along the boundary between the relatively young basin in the western part of the belt and older rocks to the east. Mineralisation occurred during the later stages of subsequent regional contractional deformation which resulted in inversion of the basin, development of reverse faults, and folds.
The main Kibali deposit consists of the combination of Karagba, Chauffeur and Durba (KCD) deposit. Currently only the KCD deposit hosts an underground Ore Reserve and this constitutes 74% of the total KCD Ore Reserve.
MINERALISATION STYLE
Gold mineralisation of the Kibali district are classiﬁed as Archaean orogenic gold deposits. At Kibali the gold deposits are largely hosted in siliciclastic rocks, banded iron formations, and chert that were metamorphosed under greenschist facies conditions. Ore-forming
H
2
O-CO
2
-rich ﬂuids migrated along a linked network of gently northeast-dipping shears and northeast to NNE-plunging fold axes that is commonly referred to as the KZ Trend. On-going deformation during hydrothermal activity resulted in development of lodes in a variety of related structural settings within the KZ Trend. The source(s) of metal and ﬂuids which formed the deposits remain unknown, but metamorphic devolatilisation reactions within the supracrustal rocks of the Moto Greenstone Belt and/or deeper ﬂuid and metal sources may have contributed.
MINERALISATION CHARACTERISTICS
Gold deposits of the Kibali district are associated with haloes of quartz, ankerite, sericite, ± albite (ACSA-A) alteration that extend for
10s to 100s of metres into the adjacent rocks. This widespread ACSA-A alteration assemblage is superimposed on older greenschist facies metamorphic assemblages. Locally in the vicinity of the main mineralised zones ACSA-A alteration is overprinted by ankerite-
siderite, pyrite alteration (ACSA-B) that hosts the ore. Gold is directly associated with the ACSA-B alteration assemblage. In smaller peripheral deposits a late chlorite, carbonate, pyrite assemblage is associated with the ore rather than the ACSA-B assemblage, implying a district-wide zonation of mineral assemblages along and across the mineralised KZ Trend. Zones of auriferous ACSA-B alteration are commonly developed along the margins of banded iron formations, or contacts between chert, carbonaceous phyllite, and banded iron formations. Mineralised rocks in the Kibali district typically lack signiﬁcant inﬁll quartz-rich veins, unlike many other orogenic gold deposits. Gold is instead associated with pyrite in zones of alteration that replaced the earlier mineralogy of the host rocks. Local remobilisation and upgrading of ACSA-B related ore occurred adjacent to the margins of some post-ore crosscutting chlorite, carbonate, ± pyrite, ± magnetite-altered diorite dikes.
COMPETENT PERSONS
Kibali
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
and Ore Reserve
Rodney Quick* SACNASP 400014/05 23 years BSc Hons (Geology)
MSc (Geology)
* Employed by Randgold at 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, OJE2
The Competent Person consents to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
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0
100m
5500
5700
5300
5100
Axial plane
Fault
NE
SE
Elevation
Mafic dyke
BIF
Carbonaceous phyllite
Chert
Clastic rocks with
Carbonate-Quartz alt.
(ACSA A alt.)
Carbonate-Quartz alt.
with Py (ACSA B alt.)
Mineralised zone
Legend
SIMPLIFIED CROSS-SECTION THROUGH KCD
The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape, and orientation of a series of gently northeast-plunging tight to isoclinal folds. The ACSA-A alteration developed during the formation of these folds, and the sericite foliation which is an integral part of the ACSA-A assemblage formed parallel to their axial planes. Zones of later auriferous
ACSA-B alteration developed along the axes, limbs, and more rarely the axial planes of these folds, locally wrapping around the hinges of the folds to form elongate northeast-plunging concave-shaped rods. ACSA-B alteration is also commonly focused along the margins of more extensive banded iron formations, indicating a stratigraphic as well as structural control on the distribution of ore, both within KCD, and other parts of the wider KZ Trend. Shear zones that were active during folding are a third key structural control on the location of ore within KCD and the wider KZ Trend. At KCD a folded carbonaceous shear in the core of the deposit juxtaposes stratigraphically distinct blocks. The 3,000 lodes above this shear are hosted by locally ferruginous cherts, carbonaceous argillites, and minor greywacke, whereas the 5,000 and 9,000 lodes below are hosted by siliciclastic rocks and banded iron formation. Fold shapes and wavelength differ between the two blocks reﬂecting their different rheologies during folding, and this is reﬂected in the scale, shape, and continuity of lodes in each block. At Pakaka and Kalimva chlorite, carbonate, pyrrhotite, ± pyrite-altered shear zones rather than folds are the principal controls on gold distribution.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
K i b a l i
E X P L O R AT I O N
Total exploration drilling in 2016 at Kibali was 28,111m, of which 19,434m was mine based drilling and 8,677m was on regional targets. DD comprised 6,660m of the total drilling, the remaining being RC drilling. The exploration aimed to fulﬁl three main objectives:
Mineral Resource-Ore Reserve replacement, potential oxide displacement ounces, and identify and develop new targets.
Mine based exploration took place at the Rhino-Agbarabo-Kombokolo area, Pakaka, Pamao, Tete Bakangwe, Kanga Sud, Ndala
Village, Aerodrome and Sessenge Southwest, regional exploration was focused on the Kalimva-Ikamva targets in the north, Memekazi
Ridge, and the Aindi Watsa-Dilolo-Zambula targets in the south.
An analysis of historic data and ﬁeld validation work was completed on the 3.2km long Agbarabo-Pakaka corridor, resulting in the identiﬁcation of priority targets for exploration. Three trenches completed in the Rhino-Agbarabo Gap area support the potential within this area and towards the Agbarabo pit. A 793 hole auger sterilisation/upside potential programme was conducted over the
Rhino-Agbarabo area and positive results were recorded towards the northeast of Rhino, with follow-up work planned. A 20-hole,
1,020m RC drill programme at the Agbarabo East target was conducted with the holes drilled over four fences to follow-up results from trenching and sampling of historical and artisanal pits. The results conﬁrmed continuity of mineralisation and follow-up drilling is planned.
The main Rhino target was re-assessed and a new mineralised wireframe built indicating upside to the previous model. Eight trenches were subsequently completed with seven returning encouraging intersections, and a close-spaced RC drilling programme undertaken, with 5,311m drilled across 123 RC holes. The primary aim was to bring additional ounces into the mine plan from extension of the high grade shoot, with further down-plunge continuity conﬁrmed by a diamond hole drilled 130m down plunge from surface. Bottle
Roll tests were completed on trench and drill hole material at Rhino and indicate good recoveries (95%) in oxide with lower recoveries in fresh rock, averaging 75%.
The Kombokolo target has been tested as a potential higher-grade oxide Mineral Resource, with three phases of drilling completed.
The results have been generally positive with one main ore lens and two thinner and lower grade lenses delineated. Bottle Roll Tests from individual and composite samples indicate average recoveries of 75 to 79%. In addition, ﬁve trenches were completed to test continuity between Rhino-Kombokolo, with positive results to be followed-up with a planned RC drilling programme.
Scout-drilling, targeting mineralised trench intercepts at Tete Bakangwe, conﬁrmed the presence of high grade mineralised shoots plunging to the northeast along the main shear. However, the ore shoots are narrow and the target has been downgraded as a near-
term Ore Reserve replacement.
Positive results were received from a single drill hole at Durba Hill, which was completed to in-ﬁll the 230m gap between Sessenge and the KCD pit. The results indicate a possible link between the 9001 domain (up-plunge) at Sessenge and 9003 domain
(down-plunge) at KCD.
At Sessenge Gap, the ﬁrst phase of the RC drill campaign was completed, consisting of 10 holes for 875m. Results received indicate an increase in thickness and grade from Gorumbwa towards the Sessenge pit.
At KCD, a new geological model was completed. Results from the revised optimisation of the KCD super-pit, comprising KCD,
Sessenge, Gorumbwa, Sessenge Gap and Durba Hill deposits, based on lithological and conceptual mineralised wireframes indicated
a potential increase in ounces, reduction in strip ratio and a reduction in grade.
Two programmes of RC drilling were completed at Sessenge SW, targeting positive trench and auger results. Three mineralised lenses have been identiﬁed and a fourth lens may also be present in the northwest. Further drilling is planned. 17 composite Bottle Roll tests were also completed and indicated an average recovery of 83% for oxide composites, with fresh material returning low recoveries averaging 65%.
At the Pamao deposit, six diamond holes and four trenches were completed. Most results have been returned, which were positive and show continuity of two mineralised lenses along 700m strike, with mineralisation open towards the northwest and southeast.
At Zone 1 of the Kanga Sud target a fence of 6 RC holes was completed, testing the down plunge continuation of potential mineralisation. Results conﬁrmed the mineralised lenses; however, the target shows reduced potential due to the shallow weathering
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and low overall grade.
12 RC holes were completed at the Ndala target to follow up on trenching results. Lower than predicted overall tenor and continuity of grade argue against further work at this time.
P R O J E C T S
The shaft sinking has reached the shaft bottom at a ﬁnal depth of 751.2m and the equipping of the shaft was completed in 2016 with
ﬁrst ore from the shaft expected towards Q3 2017.
At the Ambarau hydro power plant, construction continued during the year, with ﬁrst power scheduled for early 2017. Construction on the Azambi hydro power plant (the third hydro power plant to be constructed), started during 2016 and is on plan to be completed in 2018.
The project to expand the mine’s ultra-ﬁne grinding capacity, to improve full sulphide feed recoveries, continued according to schedule,
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
K i b a l i
with commissioning planned for Q1 2017.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Kibali
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured 5 x 10,
15 x 20
– – – –
Indicated 40 x 40 – – – –
Inferred 80 x 80 – – – –
Grade/ore control
5 x 10,
15 x 20 – – – –
INCLUSIVE MINERAL RESOURCE
Kibali
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Open pit Measured 4.40 2.09 9.21 0.30
Indicated 22.19 2.07 45.84 1.47
Inferred 9.33 1.89 17.59 0.57
Total 35.91 2.02 72.64 2.34
Underground Measured 3.40 3.40 11.55 0.37
Indicated 30.72 4.10 125.97 4.05
Inferred 11.25 2.70 30.34 0.98
Total 45.36 3.70 167.86 5.40
Kibali
Total 81.28 2.96 240.50 7.73
$1,500/oz Mineral Resource price used by Randgold (operating partner)
ESTIMATION
Mineral Resource estimation is undertaken by Randgold in-house Competent Persons or by approved external consultants. The results both of DD and of RC drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology and these are then statistically veriﬁed to conﬁrm their validity for use in grade estimation. Appropriate domaining of homogeneous zones is conducted whereby high-grade central core areas are modeled separately from the lower-grade surrounding halos. Volumes are then ﬁlled with block model cells and these are then interpolated for density, rock type and grade, the latter using ordinary kriging. Grade top cuts are applied to drill hole data to prevent the spread of high grades during the estimation process. Drill-
hole spacing is used to guide the Mineral Resource classiﬁcation according to guidelines of the relevant reporting codes. The open pit
Mineral Resource is quoted within a limiting shell.
In 2016, the underground Mineral Resource was constrained for the ﬁrst time by the application of optimised mineable Mineral
Resource shapes, which applies reasonable mineability constraints including a minimum mining width, a reasonable distance from
KIBALI
Grade tonnage curve surface (metric) (attributable)
T
onnes above cut-off (millions)
A
verage grade above cut-off (g/t)
40
35
30
25
20
15
10
5
0
14
12
10
8
6
4
2
0
0
1
3
2
4
5
6
7
8
9
10
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
KIBALI
Grade tonnage curve underground (metric) (attributable)
T
onnes above cut-off (millions)
A
verage grade above cut-off (g/t)
50
45
40
35
30
25
20
15
10
5
0
14
13
12
11
10
9
8
7
6
5
4
3
2
0
1
3
4
6
7
9
10
2
5
8
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
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2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
KIBALI year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
9.0
8.8
8.6
8.4
8.2
8.0
7.8
7.6
7.4
-0.34
0.09
-0.68
0.00
0.00
0.00
0.00
-0.24
0.00
8.89
7.73
1,200
1,500
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
KIBALI
Inclusive Mineral Resource sensitivity
40
30
20
10
0
-10
-20
-30
-40
current or planned development, and a measure of assumed proﬁtability at the related Mineral Resource cut-off grade.
EXCLUSIVE MINERAL RESOURCE
Kibali
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
1.35
3.27
4.42
0.14
Indicated
25.21
2.17
54.61
1.76
Inferred
20.58
2.33
47.93
1.54
Total
47.14
2.27
106.96
3.44
The exclusive Mineral Resource for the open pits largely comprise of Inferred Mineral Resource and tonnages that occur below the
Ore Reserve cut-off grade (due to gold price difference). At the KCD deposit it is also partially due to the selection of a ﬁxed interface between the open pit and the underground mining areas. Both the in-pit Mineral Resource and underground material below the Ore
Reserve mining cut-off form a signiﬁcant part of this material.
Change due to a revised geological model and the constraining of the underground Mineral Resource into optimised stope shapes.
Kibali is very sensitive to a decrease in gold
price due to the nature of the underground
mineralisation.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
K i b a l i
This constraining has removed isolated areas of mineralisation and constrained the Mineral Resource to potentially mineable areas.
O R E R E S E R V E
ORE RESERVE
Kibali
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Open pit Proved 1.94 1.90 3.67 0.12
Probable 11.09 2.15 23.82 0.77
Total 13.02 2.11 27.49 0.88
Underground Proved – – – –
Probable 18.83 5.36 100.91 3.24
Total 18.83 5.36 100.91 3.24
Kibali
Total 31.85 4.03 128.40 4.13
$1,000/oz Ore Reserve price used by Randgold (operating partner)
ESTIMATION
The open pit Ore Reserve shell optimisations were completed on the Mineral Resource models. This incorporated the mining layout, operating factors, stripping ratio and relevant cut-off grade for the Ore Reserve. An open pit underground interface was determined as optimal at 5,685mRL between the KCD open pit and underground mine.
A cut-off grade analysis at $1,000/oz was used to determine a cut-off grade of 2.5g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backﬁll were chosen as the preferred mining method. Underground stope designs were updated from the previously reported Ore Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backﬁll dilution and ore-loss were applied to obtain the reported Ore Reserve. Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali feasibility study (FS) and have been updated as the project has developed for the Ore Reserve to remain viable.
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KIBALI year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
4.8
4.7
4.6
4.5
4.4
4.3
4.2
4.1
4.0
-0.32
-0.30
0.00
0.00
0.00
0.00
0.00
-0.03
0.00
0.00
4.77
4.13
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
ORE RESERVE MODIFYING FACTORS
Kibali
Gold
price
Cut-off
grade
Stoping
width
Dilution
Dilution
MCF
MetRF
as at 31 December 2016
US$/oz
g/t Au
cm
%
g/t
%
%
Open pit 1,000 1.52 – 10.0 – 100.0 84.5
Underground 1,000 2.40 2,000.0 2.7 1.0 100.0 88.9
$1000/oz Ore Reserve price used by Randgold (operating partner)
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
There is no Inferred Mineral Resource included in the reported Ore Reserve for Kibali. The current mine plan does not have any reliance on the Inferred Mineral Resource to support the economic viability of the project for the main KCD deposit.
Decrease is the result from depletion and a new geological model.
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INCLUSIVE MINERAL RESOURCE
Ghana
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 3 0.82 2 0
Indicated 208 4.29 890 29
Inferred 54 5.99 322 10
Total 264 4.59 1,215 39
EXCLUSIVE MINERAL RESOURCE
Ghana
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 0 3.91 0 0
Indicated 147 4.52 664 21
Inferred 54 5.99 322 10
Total 201 4.91 987 32
ORE RESERVE
Ghana
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 3 0.76 2 0
Probable 64 3.55 226 7
Total 67 3.43 228 7
C O N T I N E N T A L A F R I C A
c o n t i n u e d
G h a n a
Bolgatanga
GHANA
Tamale
Kumasi
Accra
Tarkwa
Skondi Takoradi
Operations
1 Obuasi
2 Iduapriem
0
150km
1
2
AngloGold Ashanti has two mines
in Ghana. Obuasi, currently in care
and maintenance, is primarily an
underground mine operating at depths
of up to 1,500m with a continuous
history of mining dating back to the
1890s and Iduapriem, an open pit
mine. Obuasi and Iduapriem are both
wholly owned by AngloGold Ashanti.
Obuasi is located in the Ashanti region
of southern Ghana, approximately
80km south of Kumasi. Mining was
temporarily suspended at the end
of 2014 whilst a series of economic
studies progressed. Iduapriem is
located in western Ghana, some 85km
from the coast and south of Obuasi.
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I N T R O D U C T I O N
Property description
Iduapriem is wholly owned by AngloGold Ashanti. Mining currently occurs at Ajopa, Block 7 and Block 8
(also known as Teberebie pit), with potential expansion to Block 5 and Block 1 extensions.
Location
Iduapriem is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km south-west of the town of Tarkwa. Iduapriem is bordered to the north by Gold Fields
(Ghana) Ltd’s Tarkwa mine and to the east by Ghana Manganese Company (GMC) – a manganese mine in existence since the 1920s.
History
A draft FS was completed in June 1989 and revised in 1990. In October 1991, Golden Shamrock began construction of a 1.36mtpa semi-autogenous milling circuit and CIP plant.
Iduapriem commenced mining operations in early August 1992, with the ﬁrst gold pour achieved in
September of that year. In April 1995, Golden Shamrock approved a proposed expansion of the milling capacity to 2.8mtpa and in May 1997, Golden Shamrock completed the new heap-leach plant and the upgrade of the CIL plant. On 23 August 2000, the Teberebie lease was acquired from the defunct
Teberebie Goldﬁelds Limited.
In 2002, Ashanti upgraded the plant capacity further to 4mtpa. In mid-April 2004, the merger of AngloGold
Ltd and Ashanti Goldﬁelds Co Ltd was completed. AngloGold Ashanti extended the capacity of the plant again in 2009 post the merger with the plant currently doing 5mtpa.
Legal aspects and
tenure
Iduapriem comprises the following mining leases;
•
Iduapriem – LVB1539/89 covering 31km
2
and expiring on the 18 April 2019
•
Ajopa North – LVB/WR326/09 covering 48.34km
2
and expiring on the 5 January 2019
•
Teberebie properties – LVB3722H/92 covering 25.83km
2
. One area of the lease was issued on
2 February 1988 and will expire in 1 February 2018, while the other was issued on 18 June 1992 and will expire in 17 June 2018, the registration of the transfer of the lease is still in process
A new environmental management plan (EMP) has been submitted for extension of the mining leases.
Mining method
Iduapriem is an open pit mine, making use of contract miners. The mine ﬂeet consists of two – Lieb 9250 and one – Lieb 984 excavators and 26 – CAT 777s for Block 7 and 8 mining. An additional ﬂeet of one –
CAT 390D and one – Volvo EC 750D and 14 – Volvo ADT for Ajopa mining. A further 12 articulated haul trucks are used to haul ore from the Ajopa pit to the plant.
Operational
infrastructure
Surface infrastructure associated with Iduapriem’s operation includes a primary crusher, overland conveyor, CIP processing plant next to the main ofﬁces building, tailings storage facility and two camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Power is obtained from the grid. Current government agreements seek to ensure constant power to site.
Mineral processing
The current processing plant treats free-milling material from open-cast mining, by a conventional crush-
semi-autogenous ball milling circuit and leaching.
Risks
Power reliability and stability, slope/high wall stability (rockfall potential) and inrush/inundation (ﬂooding of pits, tailings dam and infrastructure) all are potential risks.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
I d u a p r i e m
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
I d u a p r i e m
Plant centroid co-ordinates
2°02'38"W, 5°14'44"N
Teberebie
Tarkwa
to Adiawso
Tamso
Efuenta
Badukrom
Wangarakrom
Pepesa
Licences
Mining
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Waste Dumps
Roads
Main
Secondary
Settlements
Towns
Villages
to Aniantintem
Ajopa
Block 5
Block 7&8
Block 4
0
1.5
3
4.5km
Block 3
Block 3
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COMPETENT PERSONS
Iduapriem
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Tebogo Mushi SAIMM 702 438 15 years BSc (Hons) Mining Engineering
GDE (Mineral Economics)
Ore Reserve Stephen Asante Yamoah MAusIMM 304 095 12 years BSc (Hons) Mining Engineering
MSc (Mining Engineering)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The Banket Series in the mine lease areas form prominent, arcuate ridges extending southwards from Tarkwa, westwards through
Iduapriem and northwards through Teberebie to Mantraim. The ridge segments are supported by a massive lithological unit known as the Footwall Quartzite, which is a strongly-bedded rock of blue-grey colour exhibiting a sub-parallel haematitic/black sand banding and which locally forms the basal stratigraphic unit to the Banket Reef Zone (BRZ).
The BRZ comprises a sequence of individual beds of quartz pebble conglomerates (Banket beds), breccia conglomerates, meta-
sandstones (also called quartzites and grits). All known gold mineralisation within the Banket Formation is associated with the conglomerates and is found within the matrix that binds the pebbles together. Gold content is presumably a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit- more pebbles present suggest more gold.
MINERALISATION STYLE
Gold mineralisation is hosted by conglomeratic sedimentary packages referred to as zones or reefs and is considered to be of primary palaeoplacer origin. There are four recognized reefs, namely A, B, C and D and which are equivalent to the Tarkwaian
Sub-Basal, Basal (or Main), Middle (or West) and Breccia Reefs respectively. The B and C reefs are oligomictic, and consist of well sorted conglomerates and have been mined underground in some areas for over a century. The A and D reefs have a lower gold tenor and are polymictic containing both well rounded and angular fragments. The gold is ﬁne-grained, free and not associated with sulphides. The main ancillary mineral is magnetite.
MINERALISATION CHARACTERISTICS
At Iduapriem, the entire Tarkwaian Group has been folded into a broad syncline, locally referred to as the Tarkwa Syncline. The reefs are stratigraphically located within the Banket Formation and are the locus of the mine towards the southern closure of the Tarkwa
Syncline. With the gold mineralisation being stratabound, the characteristics of the mineralisation are deﬁned by the reefs. The Tarkwa
Syncline covers the eastern portion of the lease (Blocks 1-8), with the Ajopa deposit located in the north-western lease on the western limb of the Ajopa anticline.
For blocks 1 to 8, the pits are numbered sequentially from east to west across both limbs of the Tarkwa Syncline. These limbs, which outcrop and express themselves as topographic ridges, trend NE on the easterly limb and NNE on the westerly limb. The closure of the syncline results in an east-west cuspate shape to the reefs at the southern limits of the Banket formation. Reef dips are variable and reﬂect the structural complexity of the basin. The eastern limb of syncline dips steeply 70-80 degrees towards the west, however this changes to the south where the dips become steeper, eventually becoming overturned and southerly dipping at the southern margin of the basin in the vicinity of blocks 1 and 2. Moving westwards to block 3, the dips again dip into the syncline and ﬂattening to approximately 50 degrees by Block 3 east. At Blocks 7 and 8, which are the dominant constituents of the Ore Reserve, the reefs dip 35 to 30 degrees to the west. Reef packages vary in thickness, with those in Blocks 7 and 8 being between 3 and 10m thick, but in the vicinity of Block 1 reefs thin, onlap and thicken due to thrusting.
At Ajopa, where the reefs are expressed as a topographic ridge striking NE-SW, dips are generally 50 to 60 degrees to the west.
All four reefs are present, however the B and C reefs are more dominant and thicknesses vary between 3m and 8m.
Faulting is common and major faults are believed to be contemporaneous with the folding. Within the Tarkwa Syncline, faults form bounding structures to the blocks and separate the individual pits from each other.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
I d u a p r i e m
GEOLOGICAL CROSS-SECTION THROUGH BLOCKS 7 AND 8
1200m
Elevation
100m
1100m
1300m
1400m
1500m
Legend
W
E
Huni sandstone
Tarkwa phylite
Quartzite
D Reef
C Reef
B Reef
A Reef
Kawere conglomerate
E X P L O R AT I O N
Exploration during 2016 focused on inﬁll drilling at Block 7 and 8, Mineral Resource delineation drilling at Block 4S and reconnaissance drilling at the Bankyem (Block 1 East), Block 1 West, Mile 5 and Nueng targets. A total of 11,316m was drilled, comprising 8,275m
DD and 3,041m RC. Soil geochemical surveys were also completed over various target areas as part of a lease-scale programme.
The drilling at Block 7 and 8 was completed to convert Inferred Mineral Resource to Indicated Mineral Resource, with a total of 3,541m drilled, comprising 712m RC and 2,829m DD. Structural reef duplications in the area were reﬁned and particularly impact the A and B reefs. The results generally correlate well with the Mineral Resource model.
Drilling at Block 4S achieved 2,456m, 501m being RC and 1,955m being DD. This drilling closes up the strike gap between Block 3W and Block 4. All eleven holes drilled intersected mineralised conglomerate; however, the full conglomerate reef sequence is disrupted to the north, and often truncated, by a series of structures and associated maﬁc and felsic intrusives. The drilling was preceded by a detailed mapping exercise in the Block 3W/Block 4S area, which highlighted the major fault that displaces Block 4 relative to Block 3W.
At the Bankyem (Block 1 East) target, 1,597m was drilled (421m RC and 1,176m DD) to complete the programme initiated in
2015. Although some signiﬁcant intercepts were reported, these do not materially impact the evaluation of the target area, which is uneconomic under current conditions.
A geochemical soil survey was carried out during Q3 over the Nueng target, between Block 1 and Block 2. This was followed up with a drilling programme initiated in Q4: a total of four holes for 1,087m were drilled (282m RC and 805m DD) and drilling will continue into Q1 2017. To date there has been no intersection of conglomerate reef, with the drilled lithologies mainly quartzite with some maﬁc intrusive. Several shear zones, associated with strong siliciﬁcation and pyrite, have also been noted.
Immediately east of the Nueng target, a total of 1,523m drilling, comprising 406m RC and 1,117m DD, was completed at Block
1 West, west of the historic Block 1 pit. The programme aimed to verify historic drill hole results and establish the extension of conglomerate reefs west towards the Nueng target area. Signiﬁcant intersections were reported showing conglomerate reef packages extending from the Block 1 pit to Nueng about 300m along strike.
At Ajopa, two holes were drilled for a total of 357m (75m RC and 282m DD) to investigate spatial discrepancies between grade control and Mineral Resource models for the pit.
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Ten (590m RC) holes were completed in the Mile 5 area as a follow up on gold-in-soil anomalies. Assay results which were generally poor show gold occurrences mainly in the south east of the target area. Further mapping after the initial drilling shows two main vein trends, north-south and east-west. Limited further drilling will be undertaken on a southwest azimuth to further aid modelling and assessment of mineralised veins in the area.
A geochemical soil sampling programme was completed, focusing on the western lease area and including Mile 5 West, Badukrom,
Ajopa NW and Ajopa NNW. Data validation is ongoing and only partial results have been returned to date.
Interpretation of the airborne geophysical surveys ﬂown in late 2015 was completed and further work, including development of a revised lease-scale geological map and target generation. Several additional targets were identiﬁed as a result, several of which are covered by the soil survey programme.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Iduapriem
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured 25 x 25,                        ✔              ✔
50 x 50,
50 x 75,
100 x 50
– – – –
Indicated 50 x 50,                       ✔              ✔
50 x 75,
50 x 100,
100 x 75
– – – –
Inferred 100 x 100                       ✔              ✔ – – – –
Grade/ore control 10 x 12,
10 x 15,
20 x 15,
20 x 20
–               ✔ – – – –
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
I d u a p r i e m
INCLUSIVE MINERAL RESOURCE
Iduapriem
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Ajopa
Measured
–
–
–
–
Indicated
5.00
1.79
8.94
0.29
Inferred
1.66
1.98
3.29
0.11
Total
6.66
1.84
12.23
0.39
Block 3W
Measured
–
–
–
–
Indicated
5.26
1.26
6.62
0.21
Inferred
2.85
1.31
3.74
0.12
Total
8.11
1.28
10.36
0.33
Block 5
Measured
–
–
–
–
Indicated
5.34
1.13
6.01
0.19
Inferred
1.79
1.13
2.02
0.06
Total
7.13
1.13
8.03
0.26
Block 3 and 4
Measured
–
–
–
–
Indicated
0.70
1.37
0.95
0.03
Inferred
0.58
1.68
0.98
0.03
Total
1.28
1.51
1.93
0.06
Block 7 and 8 West cutback
Measured
–
–
–
–
Indicated
21.53
1.72
37.09
1.19
Inferred
0.21
1.34
0.28
0.01
Total
21.74
1.72
37.37
1.20
Block 7 and 8 other
Measured
–
–
–
–
Indicated
25.87
1.60
41.29
1.33
Inferred
14.15
1.65
23.29
0.75
Total
40.02
1.61
64.58
2.08
Block 7 and 8 East cutback
Measured
–
–
–
–
Indicated
15.19
1.56
23.63
0.76
Inferred
0.31
1.37
0.42
0.01
Total
15.50
1.55
24.06
0.77
Stockpile (full grade ore)
Measured
2.59
0.77
2.00
0.06
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
2.59
0.77
2.00
0.06
Stockpile (other)
Measured
–
–
–
–
Indicated
10.80
0.57
6.16
0.20
Inferred
2.76
0.68
1.88
0.06
Total
13.56
0.59
8.03
0.26
Stockpile (marginal ore)
Measured
0.32
0.62
0.19
0.01
Indicated
6.23
0.67
4.17
0.13
Inferred
–
–
–
–
Total
6.55
0.67
4.37
0.14
Iduapriem
Total
123.14
1.40
172.97
5.56
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ESTIMATION
Geostatistical techniques are employed in the estimation of the Mineral Resource. 3D wireframes are built from all geological information obtained from drill hole data, mapping of pits and geophysical data interpretations and where appropriate these wireframes are subdivided into the individual reef units that occur within a broad conglomerate package. Estimation is by ordinary kriging into block sizes that range from 5m to 25m in the X and Y directions and between 6m and 12m in the Z direction depending on the reef widths and data spacing. Densities are allocated from appropriate test work conducted on drill hole samples. Grade and tonnages are computed from these block models that are constrained within an optimised pit shell at the Mineral Resource reporting gold price.
Full grade and marginal stockpiles (run-of-mine material) are surveyed on a monthly basis to validate tonnage measurements. Grade measurements on these stockpiles are based on RC grade control drilling from the individual pits mined. During recent years, historical stockpiles were drilled and estimated using geostatistical techniques. These stockpiles were reported as part of the Mineral Resource if material occurred above the economic cut-off grade at the Mineral Resource reporting gold price.
IDUAPRIEM
Grade tonnage curve surface (metric) (attributable)

Tonnes above cut-off (millions)
A
verage grade above cut-off (g/t)
120
100
80
60
40
20
0
3.2
2.8
2.4
2.0
1.6
1.2
0.00 0.25 0.50 0.75
1.25 1.50 1.75 2.00
2.50 2.75 2.80
1.00
2.25
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
The grade tonnage curve does not include stockpiles.
EXCLUSIVE MINERAL RESOURCE
Iduapriem
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
53.59
1.49
79.76
2.56
Inferred
24.31
1.48
35.89
1.15
Total
77.90
1.48
115.66
3.72
The exclusive Mineral Resource is derived mainly from the following:
•
Inferred Mineral Resource and lower-grade material that does not make the Ore Reserve cut-off grade located within the optimised
Ore Reserve pit shell
•
Mineral Resource located outside the Ore Reserve shell, but within the optimised Mineral Resource shell. This consists mainly of down-dip extensions of the ore zones, most of which may be mineable at a higher gold price and are largely categorised as Inferred
Mineral Resource.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
I d u a p r i e m
Changes in the Mineral Resource are mainly due to Mineral Resource conversion drilling at Ajopa, Block 7 and 8, Block 3 and Block 4 and depletion.
IDUAPRIEM year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
5.65
5.60
5.55
5.50
5.45
5.40
5.35
5.30
-0.26
0.28
-0.07
0.00
-0.01
0.00
0.00
0.00
0.00
5.62
5.56
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
IDUAPRIEM
Inclusive Mineral Resource sensitivity
20
15
10
5
0
-5
-10
-15
-20
Iduapriem’s Mineral Resource is very sensitive to
a drop in gold price, due to the high stripping
cost and capital intensive cutbacks required to
access the deeper portions of the orebody.
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O R E R E S E R V E
ORE RESERVE
Iduapriem
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Ajopa Proved – – – –
Probable 2.41 1.66 4.00 0.13
Total 2.41 1.66 4.00 0.13
Block 5 Proved – – – –
Probable 3.75 1.12 4.20 0.14
Total 3.75 1.12 4.20 0.14
Block 7 and 8 West cutback Proved – – – –
Probable 15.43 1.42 21.90 0.70
Total 15.43 1.42 21.90 0.70
Block 7 and 8 East cutback Proved – – – –
Probable 12.02 1.57 18.83 0.61
Total 12.02 1.57 18.83 0.61
Stockpile (full grade ore) Proved 2.59 0.77 2.00 0.06
Probable – – – –
Total 2.59 0.77 2.00 0.06
Stockpile (other) Proved – – – –
Probable 2.50 0.80 2.00 0.06
Total 2.50 0.80 2.00 0.06
Stockpile (marginal ore) Proved 0.32 0.62 0.19 0.01
Probable 6.23 0.67 4.17 0.13
Total 6.55 0.67 4.37 0.14
Iduapriem
Total 45.25 1.27 57.31 1.84
ESTIMATION
The 3D Mineral Resource models are used as the basis for the Ore Reserve. A mineralisation envelope is developed using the Mineral
Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is designed that incorporates mining extraction losses and dilution factors.
The Ore Reserve is estimated within mine designs, based on modifying factors, based on actual mining and detailed analysis of cut-
off grade, geotechnical, environmental, productivity considerations and the requirements of the mining ﬂeet. The upper portions of the Ajopa deposit have been discounted for the estimated depletion by artisanal miners. This discount factor has been derived from observation and estimates based on the Mineral Resource model.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
I d u a p r i e m
ORE RESERVE MODIFYING FACTORS
Iduapriem
Gold price
Cut-off
grade
RMF
RMF
MRF
MRF
MCF
MetRF
as at 31 December 2016
US$/oz
g/t Au
% (based
on tonnes)
% (based
on g/t)
% (based
on tonnes)
% (based
on g/t)
%
%
Ajopa
1,100
0.90
100.0
100.0
100.0
94.0
100.0
96.0
Block 3 and 4, Block 5
1,100
0.80
100.0
100.0
100.0
94.0
100.0
96.0
Block 7 and 8 East and
West cutback
1,100
0.77
100.0
100.0
100.0
94.0
100.0
96.0
Stockpile (full grade ore)
1,100
0.60
–
–
100.0
100.0
100.0
92.0
Stockpile (other)
1,100
0.55
–
–
100.0
100.0
100.0
92.0
Stockpile (marginal ore)
1,100
0.50
–
–
100.0
100.0
100.0
92.0
A mining recovery factor (MRF) of 94.0% was applied to the standard orebody models by reducing all block grades by 6.0% and 100%
mining tonnage factor, which are based on reconciliation over a three-year period.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Iduapriem
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Ajopa
0.46
1.40
0.65
0.02*
Block 5
0.74
1.06
0.79
0.03*
Block 7 and 8 West cutback
0.19
1.40
0.27
0.01*
Block 7 and 8 East cutback
0.04
1.75
0.07
0.00*
Stockpile (other)
2.76
0.68
1.88
0.06**
Total
4.20
0.87
3.65
0.12
* Pockets of Inferred Mineral Resource within pit design to be converted by grade control
** 45% of Inferred Mineral Resource of NW stockpile included in 2027
Inferred Mineral Resource included in the business plan is 16% for Block 5, 8% for Ajopa and 11% for Block 7 and Block 8 west cutback and 2% for the eastern cutback, while 45% Inferred Mineral Resource is included from the NW stockpile from 2027. The overall Inferred Mineral Resource allowed for in the plan is 8.9%, however, only Measured and Indicated Mineral Resource within the design of the selected pit shells are converted to Ore Reserve.
IDUAPRIEM year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
2.30
2.25
2.20
2.15
2.10
2.05
2.00
1.95
1.90
1.85
1.80
1.75
-0.26
0.00
0.04
0.00
0.00
0.00
0.00
0.00
-0.21
0.00
2.27
1.84
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Changes in the Ore Reserve are mainly due to depletion and revisions to slope angles as a result of inﬁll drilling at Block 7 and 8.
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I N T R O D U C T I O N
Property description
Obuasi Gold Mine is owned and operated by AngloGold Ashanti (Ghana) Limited (AGAG). AGAG was
established following the merger of the former AngloGold Limited of South Africa and Ashanti Goldﬁelds
Company Limited of Ghana in April 2004.
Production started in 1897 and stopped in the last quarter of 2014, whilst the rest of the mine continued
under limited operations, which included the development of the underground decline. In February 2016, the entire mine was placed into care and maintenance.
In June 2016, a FS to deﬁne and design the requirements for the operational transformation and assess the potential viability of the mine was completed. The outcome indicated a strong technical and economical case with an anticipated 20-year mine life.
Location
Obuasi Gold Mine is located in the municipality of Obuasi, in the Ashanti region of Ghana, some 260km northwest of the capital Accra and 60km south of Kumasi. The mine is owned and operated by AGAG, a subsidiary of AngloGold Ashanti Limited.
History
Underground production has been continuous from 1897 to 2014. A phase of open pit mining was conducted from 1988 to 2000, with small intermittent open pit mining beyond that period. Total historic production is ~33Moz gold, including ~5Moz gold from open pits.
Legal aspects and
tenure
Obuasi Gold Mine concession previously covered an area of approximately 475km
2
, had eighty communities
within a 30km radius of the mine, but has been reduced to 201.46km
2
through an application to surrender
part of the lease to government which was approved on 3rd March 2016.
Majority of the reduced concession area falls in the Obuasi Municipality. Minor portions of the new concession fall in the Adansi North, Adansi South and Amansie Central districts
Obuasi Gold Mine’s Mineral Resource and Ore Reserve is covered by a number of mining leases, namely:
•
Obuasi Concession comprising 152.6km
2
•
Part Binsere Concession 1, 2 and 3 comprising 48.86km
2
The duration of the Mining Concessions are covered by a stability agreement with the Ghana government.
Mining method
Mine designs are done to delineate development layouts and production stopes by taking into consideration economic cut-off grade and geotechnical design parameters for each mining block, mining level and section. The underground development system extends to a depth of 1,500m from surface. Mining levels lie between 15m and 20m intervals with major levels between 30m-60m intervals. Underground production was by open-stope mining (both longitudinal and transverse), and sub-level caving method;
with future designed production by longhole open stope mining methods with paste ﬁll.
Operational
infrastructure
Existing infrastructure includes a 2.4Mtpa processing plant with ﬂotation and bacterial oxidation (BIOX);
underground development, hoisting shafts and associated infrastructure; power and water reticulation, ofﬁce complexes, workshops, and company housing estates. The current tailings storage facility is close to closure and plans for a new dam have been prepared for submitted to government authorities.
Mineral processing
The current processing plants can treat both oxide and fresh material. The main plant is conﬁgured for
ﬂotation and BIOX treatment that is required for the underground refractory sulphide ore type.
Risks
The FS considered alternative mine plans, including possible potential JV arrangements. The company is currently negotiating with the Ghana government on a range of issues from environmental requirements to community issues to taxation, the outcomes of which may affect the future economics and the Mineral
Resource and Ore Reserve statement.
The current Ore Reserve has been estimated based on the 2014/2015 Mineral Resource, the signiﬁcant changes to the Mineral Resource, resulting from the revised geological model and extensive data validation has not yet rolled through to the Ore Reserve as the Mineral Resource was only ﬁnalised late in 2016. This work will take place in 2017.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
O b u a s i
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!
(
Plant centroid co-ordinates
1°41'16"W, 6°10'11"N
Odumasi
Nyankumaso
Kwapia
Wawasi
Licences
Mining
Pits
Plant
TSF
Waste dumps
Underground workings
Ponds and dams
Consolidated operations footprint
Towns
Villages
Main
Secondary
Airfield
Mine Infrastructure
Settlements
Roads
Mangoase
Anyinam
0
2
4
6 km
Domiabra
Obuasi
Sansu
Dankwa
Boete
Anyankyirem
to Kumasi
to Atekyem
Kokoteasua
Pompora
Adansi
KMS
Obuasi Deeps
Decline
Gyabunsu-Sibi
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
O b u a s i
COMPETENT PERSONS
Obuasi
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Shaun Crisp SACNASP 400076/09 14 years BSc Hons (Geology)
Ore Reserve Christian Boafo MAusIMM 312 532 19 years Graduate Dipl. (Mining)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The mine is located within the Obuasi concession area in south-western Ghana along the north-easterly-striking Ashanti volcanic belt. The deposit is one of the most signiﬁcant Proterozoic gold belts discovered to date. The Ashanti belt predominantly comprises sedimentary and maﬁc volcanic rocks, and is the most prominent of the ﬁve Birimian Supergroup gold belts found in Ghana. The belt is a 300km wrench-fault system that propagated from Dixcove in the south-west to beyond Konongo in the north-east.
The Birimian was deformed, metamorphosed and intruded by syn- and post-tectonic granitoids during the Eburnean tectonothermal event around two billion years ago. Folding trends are dominantly north-northeast to north-east. Elongate syn-Birimian basins developed between the ridges of the Birimian system and these were ﬁlled with the Tarkwaian molasse sediments made up primarily of conglomerates, quartzose and arkosic sandstones and minor shale units. Major faulting has taken place along the same trends.
The Lower Birimian meta-sediments and meta-volcanics are characterised and deﬁned by argillaceous and ﬁne to intermediate arenaceous rocks. These rocks are represented by phyllites, meta-siltstones, meta-greywackes, tuffaceous sediments, ash tuffs and hornstones in order of decreasing importance. Adjacent to the shear zones, these rocks are replaced by sericitic, chloritic and carbonaceous schists, which may be graphitic in places. Multiple lodes are a common feature in the mine.
Granites outcrop in the west and north-west of the concession area and intrude the Birimian rocks only. Two types of granite are present; one is more resistant to weathering than the other, with less-resistant granite being prospective for gold mineralisation.
Mineralised shears are found in close proximity to the ‘contact’ with harder metamorphosed and metasomatically-altered intermediate to basic Upper Birimian volcanics. The competency contrast between the harder meta-volcanic rocks to the east and the more argillaceous rocks to the west is thought to have formed a plane of weakness. During crustal movement, this plane became a zone of shearing and thrusting coeval with the compressional phases.
MINERALISATION STYLE
Gold mineralisation is associated with, and occurs within, graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly-folded Lower Birimian schists, phyllites meta-greywackes, and tuffs, along the eastern limb of the Kumasi anticlinorium.
MINERALISATION CHARACTERISTICS
Two main ore types are present, namely quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally non-
refractory. Sulphide ore is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals. Higher gold grades tend to be associated with ﬁner grain arsenopyrite crystals. Sulphide ore is generally refractory
E X P L O R AT I O N
No exploration was done during the year.
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P R O J E C T S
In 2014 a detailed FS using input from international consultants began, following on from earlier in-house studies.
The FS considered the optimum mining methodology and schedules for the underground mine, based on modern mechanised mining methods and refurbishment of underground, surface and process plant infrastructure. A signiﬁcant rationalisation and/or replacement of current infrastructure will enable the delivery of high utilisation and productivity metrics.
An updated FS led to the re-introduction of longhole open stoping, after considering the economic implication of underhand drifts and
ﬁll for narrow lodes. The updated FS included Côte d’Or as an underhand drift and ﬁll mining block, in the Ore Reserve.
During this time Obuasi operated in a limited operating phase with underground activities essentially limited to continued
development of the Obuasi Deeps Decline and underground inﬁll drilling. The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi mines concession in February 2016. The mine has been under care and maintenance ever since.
The optimised FS ﬁnalised in March 2016, with a schedule for the potential re-start of underground production.
GEOLOGICAL CROSS-SECTION THROUGH OBUASI
NW
SE
Legend
Fault (with movement)
Foliation – shear (Schist)
Arsenopyrite (Sulphide ore)
Graphite shear (Schist)
Shear-Vein Quartz (Main Lode)
Meta-Volcanic rock
Meta-Sedimentary rock

800m
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
O b u a s i
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Obuasi
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured 20 x 20,
40 x 20,
50 x 50
– –
Indicated 30 x 30,
50 x 50,
60 x 60
– – –
Inferred 90 x 90,
100 x 100,
120 x 120
– – –
Grade/ore control 10 x 10 – – Channel sampling of cross-cuts
INCLUSIVE MINERAL RESOURCE
Obuasi
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Anyakyirem
(1)
Measured – – – –
Indicated 5.52 2.38 13.10 0.42
Inferred 0.09 2.71 0.24 0.01
Total 5.61 2.38 13.35 0.43
Anyinam
(1)
Measured 0.00 2.50 0.01 0.00
Indicated 0.45 3.54 1.59 0.05
Inferred 1.02 4.23 4.32 0.14
Total 1.47 4.02 5.92 0.19
Gyabunsu-Sibi
(1)
Measured 0.05 4.00 0.21 0.01
Indicated 0.05 3.48 0.16 0.01
Inferred 0.28 3.97 1.13 0.04
Total 0.38 3.92 1.50 0.05
Above 50 Level Measured – – – –
Indicated 101.40 6.52 661.49 21.27
Inferred 14.06 9.07 127.51 4.10
Total 115.46 6.83 789.00 25.37
Below 50 Level Measured – – – –
Indicated 4.31 18.31 78.85 2.53
Inferred 13.99 10.94 153.02 4.92
Total 18.30 12.67 231.87 7.45
Obuasi
Total 141.22 7.38 1,041.63 33.49
(1)
$1,600/oz Mineral Resource gold price used
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ESTIMATION
During 2016 an exhaustive process of data review and validation took place which considerably increased the conﬁdence of the input data and supported a reﬁnement of the Mineral Resource models. The geological interpretation is based on DD, cross-cut sampling and underground mapping information. Block models are estimated within the delineated mineralised ore zones using ordinary kriging.
Estimates at Obuasi are based on a block model comprised of 20m x 5m x 15m blocks, which approximate the minimum SMU for underground mining.
The open pit Mineral Resource at Obuasi was estimated by geostatistical techniques within 3D wireframe models of the mineralisation.
These models are based on geological information and cut-off boundaries deﬁned by sampling results. Geological interpretation is based on trench sampling and reverse RC and/or DD drilling. Estimation is by ordinary kriging into 30m x 30m x 10m blocks for Obuasi open pits.
EXCLUSIVE MINERAL RESOURCE
Obuasi
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
0.06
3.91
0.22
0.01
Indicated
93.52
6.25
584.45
18.79
Inferred
29.45
9.72
286.22
9.20
Total
123.02
7.08
870.89
28.00
The exclusive Mineral Resource is made up of Mineral Resource from underground and open pit. The bulk of the exclusive Mineral
Resource is from underground, and is spread across the entire deposit; where further study and design, change in costs and/or gold price is required to develop economic extraction plans.
37% of the exclusive Mineral Resource is Inferred Mineral Resource and will require upgrading of its conﬁdence to be able to report as an Ore Reserve.
MINERAL RESOURCE BELOW INFRASTRUCTURE
Obuasi
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
4.31
18.31
78.85
2.53
Inferred
13.99
10.94
153.02
4.92
Total
18.30
12.67
231.87
7.45
Mineral Resource below infrastructure is primarily from below 50 Level.
OBUASI
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
A
verage grade above cut-off (g/t)
16
14
12
10
8
6
4
2
0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
1.0
2.0
1.5
2.5
3.0
3.5
4.0
4.5
5.0
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
OBUASI
Grade tonnage curve underground (metric) (attributable)
Tonnes above cut-off (millions)
A
verage grade above cut-off (g/t)
140
120
100
80
60
40
20
0
40
35
30
25
20
15
10
5
0
0
2
4
6
8
10
12
14
16
18
20
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
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Changes in the Mineral Resource are mainly due to a new geological model, the revalidated database and a revised estimation methodology which when combined resulted in a signiﬁcant increase.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
O b u a s i
O R E R E S E R V E
ORE RESERVE
Obuasi
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Above 50 Level
Proved
–
–
–
–
Probable
19.56
6.67
130.48
4.20
Total
19.56
6.67
130.48
4.20
Below 50 Level
Proved
–
–
–
–
Probable
1.74
23.11
40.26
1.29
Total
1.74
23.11
40.26
1.29
Obuasi
Total
21.31
8.01
170.74
5.49
ESTIMATION
The 3D Mineral Resource models are used as the basis for the Ore Reserve evaluation. Using the Mineral Resource block model, a mineralisation envelope is developed by applying the relevant cut-off grade, which is then used for a mine design. An appropriate mining layout is designed that incorporates mining extraction losses and dilution factors.
All mine designs are done to delineate stopes by taking into consideration cut-off grade, geotechnical design parameters for each mining block, ventilation and backﬁll requirement, mining level and section, usually leading to an optimisation of the existing infrastructure, mining sequence, and corresponding development layouts. The underground operationally runs to a depth of 1,500m from surface. Mining levels are between 15m and 20m intervals with major levels between 30-60m intervals. Underground production is made up of open-stope mining (both longitudinal and transverse), and sub-level caving methods.
OBUASI year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
34
33
32
31
30
29
28
27
5.47
0.00
0.00
0.00
0.00
0.00
0.00
28.02
33.49
0.00
0.00
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
OBUASI
Inclusive Mineral Resource sensitivity
20
15
10
5
0
-5
-10
-15
-20
-25
Obuasi is sensitive to changes in gold price,
specifically on the downside because of the lower
grade sulphide mineralisation on the flanks of the
high grade quartz.
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OBUASI year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
5.90
5.85
5.80
5.75
5.70
5.65
5.60
5.55
5.50
5.45
5.40
0.00
0.00
0.13
0.00
0.00
-0.02
0.00
-0.37
0.00
0.00
5.49
5.74
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
The current Ore Reserve has been estimated based on the 2014/2015 Mineral Resource. The signiﬁcant changes to the Mineral
Resource, resulting from the revised geological model and extensive data validation has not yet rolled through to the Ore Reserve as the Mineral Resource was only ﬁnalised late in 2016. This work will take place in 2017.
ORE RESERVE MODIFYING FACTORS
Obuasi
Gold Price
Cut-off
grade
Dilution
MRF
MCF
MetRF
as at 31 December 2016
US$/oz
g/t Au
%
% (based
on g/t)
%
%
Above 50 Level
1,100
4.40
16.0
94.0
100.0
89.0
Below 50 Level
1,100
5.20
20.0
95.0
100.0
89.0
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Obuasi
Tonnes
Grade
Contained
gold
as at 31 December 2016
million
g/t
tonnes
Moz
Above 50 Level
2.80
6.52
18.29
0.59
Below 50 Level
0.73
12.18
8.94
0.29
Total
3.54
7.70
27.23
0.88
The Ore Reserve is exclusive of Inferred Mineral Resource. Inferred Mineral Resource in business plan consists of 1Moz and is 15% of the total business plan. Only Inferred Mineral Resource within economic and geotechnical limits of Proved and Probable Ore Reserve was included in the business plan.
ORE RESERVE BELOW INFRASTRUCTURE
Obuasi
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved
–
–
–
–
Probable
1.74
23.11
40.26
1.29
Total
1.74
23.11
40.26
1.29
Ore Reserve below infrastructure is restricted to the ground below 50 Level that requires a decline to access and is located between
50 and 60 Level below the KMS shaft.
Revised mining method from underhand drift and ﬁll to longhole open stoping. Reintroduction of sill pillars in Block 11 and 8 Lower.
103
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INCLUSIVE MINERAL RESOURCE
Guinea
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 25 0.64 16 1
Indicated 143 0.84 120 4
Inferred 57 0.95 55 2
Total 226 0.85 191 6
EXCLUSIVE MINERAL RESOURCE
Guinea
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured – – – –
Indicated 66 0.84 56 2
Inferred 57 0.95 54 2
Total 123 0.89 110 4
ORE RESERVE
Guinea
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 25 0.64 16 1
Probable 69 0.86 60 2
Total 95 0.80 76 2
C O N T I N E N T A L A F R I C A
c o n t i n u e d
G u i n e a
GUINEA
Kankan
Dabola
Labe
Conakry
Operations
1 Siguiri
(85%)
0
200km
1
Siguiri gold mine is AngloGold
Ashanti’s only operation in the
Republic of Guinea. The mine is
85% owned by AngloGold Ashanti
and 15% by the Government of
Guinea. The mine is a conventional
open pit operation situated in the
Siguiri-district in the north-east of
Guinea. It lies about 850km north-
northeast from the capital city of
Conakry and 109km west from the
border with Mali by road.
Gold-bearing ore is mined from
several pits (generally three pits at
any one time) and sent to a CIP
processing plant.
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105
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I N T R O D U C T I O N
Property description
Siguiri in Guinea is 85% owned by AngloGold Ashanti and 15% by the Government of Guinea. It is an
ongoing open pit operation.
Location
The mine is located approximately 520km north-northeast of Conakry, 25km northwest of the town of
Siguiri and 190km southeast of the Malian capital Bamako, near the Mali border.
History
Gold mining in the district can be traced back for centuries, but there are no reliable records of pre-
western production. The French became involved in the area in the late-19th and early-20th centuries.
Between 1931 and 1951, the French reported gold coming out of Siguiri, with ﬁgures varying between
1 and 3.8t annually, however, little exploration work was completed.
There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area.
In 1980, SOMIQ (Société Minière Internationale du Quebec) gained the exploration rights for Siguiri and
Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Ltd.
was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s.
Société Aurifère de Guinea took over from its predecessors and continued work on the placer deposits.
Production on the Koron placer reached a peak in 1992 with 1.1t gold being produced, although due to a number of difﬁculties, the mine was shut down later that year.
Golden Shamrock started a FS in 1995 after which Ashanti Goldﬁelds invested in the deposit and Siguiri mine started production in 1998 as Société Ashanti Goldﬁelds de Guinea (SAG).
In 2004, the merger of AngloGold and Ashanti resulted in the operation being run by AngloGold Ashanti.
Legal aspects and
tenure
Siguiri mine is mined under licence from the government of Guinea. The Mineral Resource and Ore Reserve are covered by SAG mining concession D/97/171/PRG/SGG, totalling 1,494.5km
2
, which expires on
10 November 2018.
There is also a convention which deﬁnes the operating conditions of the mine and the rights and duties of the mine under the convention are applicable to AngloGold Ashanti as the current owners of the company SAG.
The SAG concession was granted under the Convention de Base between the République de Guinea, the
Chevening mining company and Golden Shamrock Mines signed on 11 November 1993. The concession is to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of the agreement to the year 2018.
Discussions have been held with the government over the past year regarding the extension of the
Convention de Base. These discussions reached a favourable conclusion in 2016 and is expected to be approved by parliament in 2017. The Convention de Base will guide the renewal of the mining concession in 2018.
Mining method
Siguiri is currently a multi-pit oxide gold mining operation, operated with a contract miner. The mining method is selective conventional techniques using excavators and trucks on 3m high ﬂitches. Liebherr
994s and 984s excavators are the main loading equipment matched with CAT 777 dump trucks.
A minimum mining unit (MMU) suitable for selective mining and nominated mining equipment of
5m x 5m x 3m based on historical grade control areas are used to simulate the expected mining dilution and ore losses.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
S i g u i r i
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Operational
infrastructure
Access is typically poor although the main secondary roads around the mine and to Siguiri are easily passable through most of the year, other secondary roads are inaccessible during the wet season. Siguiri can also be accessed via a small airﬁeld and a well-paved road connects Siguiri to Bamako in the north and Kouroussa in the south.
The Siguiri gold mine includes a processing plant, a tailings storage facility and other infrastructure such as a mine village, water supply system, roads, power supply by on site generators and communications systems. Additional infrastructure includes on site ofﬁces, accommodation and workshops to support remote mining.
Mineral processing
Processing of the ore is done by a CIP processing plant that has been successfully optimised to reach an average throughput of 11.8Mt per annum. Ore has historically been derived from a number of oxide pits in the Block 1 concession area, with the primary future ore supply provided by Seguélén (oxide ore), Kami and Bidini (both fresh rock ore).
The existing processing facility was designed for the processing of soft ore only and can only introduce a small percentage of fresh rock ore in the mill feed. A project is currently at implementation stage to upgrade the processing plant to treat up to 50% fresh rock ore by quarter 4 of 2018.
Risks
The favourable conclusion of the Convention de Base negotiation during 2016 and its expected ratiﬁcation in 2017 by parliament has signiﬁcantly reduced the risk of the remaining Mineral Resource and Ore Reserve not being covered by a valid mining concession.
!
(
Plant centroid co-ordinates
9°23'27"W, 11°33'54"N
Block 1
Siguiri
Koron
Block 2
Block 3
Block 4
Foulata
Kounkoun
Kounkoun
Kouremale
Saraya
Doko
Licences
Mining
Exploration
Exploration application
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Towns
Villages
Deposit
Sec
Main
Waste dumps
Mine infrastructure
Settlements
Roads
0 10 20 30km
Silakoro
Gontoron
Didi
Saraya West
Villages
107
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COMPETENT PERSONS
Siguiri
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Steven Robins
MAusIMM
222 533
21 years
BSc Hons (Geology), MBA, MSc
(Mineral Resource Evaluation)
Ore Reserve
Desiderius Kamugisha
MAusIMM
227 181
15 years
BSc (Mining Engineering)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The Siguiri orebodies are early Proterozoic (Birimian) orogenic quartz-vein hosted deposits located in the Siguiri Basin of West Africa.
Generally poorly exposed, the basin sediments have been subject to greenschist facies metamorphism and consist of a well-bedded turbiditic sedimentary sequence, with some brecciated and possibly volcanic members. Mineralisation also occurs as secondary gold in alluvial and colluvial gravels in laterite cover.
Three main sedimentary packages are recognised in the Siguiri district, the Balato, Fatoya and Kintinian Formations. The Balato
Formation is dominated by centimetre scale alternations of shale-siltstone and greywacke. The overlying Fatoya Formation consists of metre scale beds of greywacke ﬁning towards the west. The Kintinian Formation is a thick package of shale and sandstone with a basal clast-supported conglomerate.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
S i g u i r i
Plant centroid co-ordinates
9°23'27"W, 11°33'54"N
Block 1
Siguiri
Gontoron
Koron
Kintinian
Balato
Setiguia
Komatiguia
Koufoulani
Fatoya
Fenserekolen
Boukaria
Kofilani
Kourouda
Tubani
Seguélén
Bidini
Kami
Sokunu
Sintroko
0
3
6
9km
Silakoro
Licences
Mining
Exploration
Exploration application
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Towns
Villages
Sec
Main
Waste Dumps
Mine infrastructure
Settlements
Roads
108
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Legend
Orebody
Fatoya Formation –
Fatoya Formation –
Coarse/medium grained greywackes dominated
Fine grained siltstones dominated
Balato Formation –
Fine grained siltstones, shales, blackshales
E
W
Kami Pit
200m
Fault
Oxide
Fresh rock
Fold axis
Elevation
0m
200m
400m
Pit shell
The orebodies are structurally controlled and the area has undergone at least three distinct phases of deformation, with initial
N-S compression developing minor folds, the second and largest deformation event is associated with E-W to ENE-WSW directed compression leading to N-S structural architecture, and the third event was a NW-SE compression that led to refolding of existing structures.
A deep oxidation (weathering) proﬁle is developed in the region, varying between 50m to 150m. The mineralised saprolite currently provides the main oxide feedstock for the CIP processing plant, although a new treatment option has been approved to mine the fresh rock extensions of the ore deposits.
MINERALISATION STYLE
Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region although the majority of known mineralisation is found in the central and more competent Fatoya Formation. In some deposits the mineralisation shows strong lithological control and is preferentially developed in coarser-grained units that have higher fracture/vein densities relative to ﬁne-grained rocks.
The mineralisation dominantly follows sub-vertical N-S thrusts, NE-SW dextral shear zones, and WNW-ESE sinistral faults associated with the main (D2) deformation event. The mineralised veins are remarkable for the relative consistency of their orientation (NE), despite the highly variable orientation of bedding and major structures.
Mineralised veins are more intensely developed along major structural trends, with quartz-carbonate-sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend, instead of being clearly deﬁned continuous structures.
MINERALISATION CHARACTERISTICS
Two styles of primary mineralisation have been recognised at Siguiri. The ﬁrst is characterised by precipitation of gold-bearing pyrite associated with proximal albite and distal carbon alteration, and opening of carbonate-pyrite veins. The second style corresponds to ENE-WSW trending native gold bearing quartz veins with carbonate selvages which crosscut carbonate-pyrite veins and show arsenopyrite (±pyrite) halos.
GEOLOGICAL CROSS-SECTION THROUGH KAMI PIT
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S i g u i r i
E X P L O R AT I O N
Exploration at Siguiri was historically focused on ﬁnding a new oxide Mineral Resource in the saprolite, and upgrading the conﬁdence in the existing oxide Mineral Resource. This was achieved using geophysics, soil geochemistry and drill hole sampling in the context of the regional and pit-scale geological models.
Following the completion of an asset strategy optimisation project in 2012, which indicated the potential economic viability of the fresh rock material, the aim of the exploration has expanded and the objectives are two-fold. Firstly, to explore for replacement and additional oxide material for short-term mining requirements. Secondly, to increase the level of conﬁdence in the ﬁve major fresh rock targets below the existing oxide pits at Kami, Bidini, Tubani, Seguélén and Sintroko.
In 2016, a total of 57,974m of drilling was completed by the exploration team, with primary focus on increasing conﬁdence in the Bidini and Seguélén Mineral Resource for conversion to Indicated Mineral Resource thereby allowing estimation of Ore Reserve.
OXIDE
Four oxide targets were investigated in Block 1, namely Balato NE, Boukaria West, Seguélén NW and Silakoro. Only Silakoro provided potential for follow up and an initial open-ended Inferred Mineral Resource of 14,000 ounces was published in 2016.
The primary oxide exploration target for 2016 was the Mineral Resource conversion drilling at Seguélén, which commenced in mid-2016 when community agreements were ﬁnalised to access ‘Area 1’. Approximately 22,000m were drilled between May and October
2016, with a signiﬁcant number of these holes drilled into fresh rock.
FRESH
Approximately 2,000m of reconnaissance holes were drilled to investigate the extension of fresh rock potential below Seguélén. This potential is signiﬁcant and remains open at depth and along strike.
Fresh rock inﬁll drilling programmes were completed at Seguélén, Kami, Tubani, and Bidini to increase the Mineral Resource conﬁdence level. The Seguélén inﬁll drilling was completed as part of the oxide drilling, when drill holes were extended to depth in the down-dip portions of the deposit and achieved an effective 25m x 25m sample grid. Kami pit inﬁll drilling was completed on a tight spacing
(between 6.25m and 12.5m) to test the short range variability in the gold mineralisation. Further, approximately 2,000m were drilled to inﬁll the eastern portion of the Kami starter pit. Approximately 4,000m of Mineral Resource conversion drilling was completed at Tubani towards the end of 2016 to conﬁrm the conﬁdence in this material to allow it to be considered potential Ore Reserve. Finally, around
3,000m Mineral Resource conversion drilling was completed at Bidini to achieve a spacing of 50m x 25m, thus completing the work that commenced in 2015 to provide fresh rock Ore Reserve for the Combination plant project.
REGIONAL
At the end of 2015 Siguiri was granted the Saraya West exploration license (immediately adjacent to the northwest corner of Block 2) in addition to the previous applications for the Corridor North and South, and TSF exploration licences adjoining Block 1. A signiﬁcant soil sampling campaign was completed on Saraya West during quarter two 2016, and an airborn magnetic survey commenced in 2016.
P R O J E C T S
A FS to consider the exploitation of the fresh rock material was completed in December 2015. The Combination plant project will upgrade the current plant and enable processing a combination of oxides and fresh rock material. The plant throughput will remain at 12Mtpa with a ﬂexible design allowing up to 6Mtpa fresh rock material to be processed. Targeted fresh rock pits include Kami,
Bidini, Tubani, Sintroko, Seguélén and Sokuno. The FS has been approved by the board of AngloGold Ashanti following successful negotiations with the Government of Guinea regarding the Convention de Base and having obtained access to Seguélén Area 1.
Conceptual studies have been initiated to evaluate the potential of mining in Block 2 and Block 3.
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M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Siguiri
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured – – – – – –
Indicated 20 x 40,                     ✔              ✔
25 x 25,
50 x 25
– – – –
Inferred 20 x 40,                     ✔              ✔
50 x 25,
50 x 50
– – – –
Grade/ore control 5 x 10,
5 x 12,
10k symbol html x 5,
10 x 10,
12.5 x 7.5,
12.5 x 6.25
–               ✔ – – – –
INCLUSIVE MINERAL RESOURCE
Siguiri
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Bidini (fresh rock) Measured – – – –
Indicated 6.89 1.37 9.45 0.30
Inferred 1.34 1.35 1.81 0.06
Total 8.22 1.37 11.26 0.36
Bidini (oxide) Measured – – – –
Indicated 2.66 0.97 2.58 0.08
Inferred 6.01 0.86 5.16 0.17
Total 8.67 0.89 7.73 0.25
Bidini (transitional) Measured – – – –
Indicated 3.69 1.41 5.20 0.17
Inferred 0.71 1.40 0.99 0.03
Total 4.40 1.41 6.19 0.20
Eureka East Measured – – – –
Indicated 0.09 1.09 0.10 0.00
Inferred 0.07 1.01 0.07 0.00
Total 0.16 1.05 0.16 0.01
Kalamagna Measured – – – –
Indicated 4.00 0.69 2.76 0.09
Inferred 0.92 0.73 0.67 0.02
Total 4.92 0.70 3.43 0.11
Kami (fresh rock) Measured – – – –
Indicated 25.81 1.03 26.54 0.85
Inferred 0.74 1.03 0.76 0.02
Total 26.55 1.03 27.30 0.88
Kami (oxide) Measured – – – –
Indicated 10.53 0.67 7.04 0.23
Inferred 1.86 0.70 1.31 0.04
Total 12.38 0.67 8.35 0.27
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S i g u i r i
Siguiri
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Kami (transitional)
Measured
–
–
–
–
Indicated
2.27
1.03
2.35
0.08
Inferred
0.15
0.88
0.13
0.00
Total
2.42
1.02
2.48
0.08
Kosise
Measured
–
–
–
–
Indicated
3.29
0.73
2.42
0.08
Inferred
2.94
0.69
2.02
0.06
Total
6.23
0.71
4.44
0.14
Kozan North
Measured
–
–
–
–
Indicated
8.90
0.68
6.06
0.19
Inferred
0.73
0.68
0.50
0.02
Total
9.63
0.68
6.56
0.21
Kozan South
Measured
–
–
–
–
Indicated
8.18
0.64
5.20
0.17
Inferred
0.30
0.82
0.24
0.01
Total
8.47
0.64
5.44
0.18
Seguélén
Measured
–
–
–
–
Indicated
16.41
1.06
17.46
0.56
Inferred
2.02
1.09
2.20
0.07
Total
18.42
1.07
19.66
0.63
Sokunu
Measured
–
–
–
–
Indicated
7.91
0.75
5.95
0.19
Inferred
5.87
0.87
5.13
0.16
Total
13.79
0.80
11.08
0.36
Soloni
Measured
–
–
–
–
Indicated
2.21
0.63
1.39
0.04
Inferred
2.19
0.74
1.61
0.05
Total
4.40
0.68
3.00
0.10
Sorofe (fresh rock)
Measured
–
–
–
–
Indicated
0.67
1.16
0.77
0.02
Inferred
0.60
1.20
0.72
0.02
Total
1.27
1.18
1.49
0.05
Sorofe (oxide)
Measured
–
–
–
–
Indicated
2.98
0.88
2.61
0.08
Inferred
2.08
1.05
2.19
0.07
Total
5.06
0.95
4.80
0.15
Sorofe (transitional)
Measured
–
–
–
–
Indicated
2.09
1.19
2.48
0.08
Inferred
1.00
1.46
1.46
0.05
Total
3.09
1.27
3.93
0.13
Kounkoun
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
9.53
1.28
12.19
0.39
Total
9.53
1.28
12.19
0.39
INCLUSIVE MINERAL RESOURCE
continued
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INCLUSIVE MINERAL RESOURCE
continued
Siguiri
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Saraya (oxide)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.88
2.10
1.84
0.06
Total
0.88
2.10
1.84
0.06
Saraya (transitional)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.57
2.57
1.47
0.05
Total
0.57
2.57
1.47
0.05
Sintroko South
Measured
–
–
–
–
Indicated
2.12
1.21
2.57
0.08
Inferred
0.19
1.65
0.31
0.01
Total
2.31
1.25
2.88
0.09
Foulata
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
2.88
1.33
3.82
0.12
Total
2.88
1.33
3.82
0.12
Silakoro
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.46
0.83
0.38
0.01
Total
0.46
0.83
0.38
0.01
Stockpile (full grade ore)
Measured
8.14
0.94
7.67
0.25
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
8.14
0.94
7.67
0.25
Stockpile (marginal ore)
Measured
17.36
0.50
8.75
0.28
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
17.36
0.50
8.75
0.28
Stockpile (spent heap leach)
Measured
–
–
–
–
Indicated
31.95
0.54
17.29
0.56
Inferred
13.40
0.57
7.61
0.24
Total
45.35
0.55
24.90
0.80
Siguiri
Total
225.55
0.85
191.22
6.15
ESTIMATION
Mineral Resource deﬁnition drilling is done with aircore drilling (AC), RC and DD. All available geological drill hole information is validated for usage in the Mineral Resource models and together with the local geology of the deposit, an understanding of grade variability is used to categorise the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identiﬁcation of high-grade outlier values. If these values are anomalous to the general population characteristics they may be cut, that is, reduced back to the appropriate upper limit of the population.
The Mineral Resource model is estimated using ordinary kriging into a 3D block model. Geological interpretation is based on geological drill hole data. The dimensions of these Mineral Resource blocks range from 10m x 10m x 2.5m to 50m x 25m x 6m block sizes, guided by the shape of the deposit and the drilling density. The Mineral Resource is declared within an optimised Mineral Resource pit shell using a gold price of $1,400/oz.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S i g u i r i
Changes in the Mineral Resource are mainly attributed to cost reduction, inﬁll drilling at Seguélén, Bidini, Tubani and Kami and the inclusion of mineralised waste as a result of changes to the stockpiling strategy.
SIGUIRI year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
6.2
6.0
5.8
5.6
5.4
5.2
5.0
4.8
-0.25
-0.09
-0.15
0.00
0.79
0.00
0.07
0.27
0.00
5.50
6.15
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
The grade tonnage curve does not include stockpiles.
EXCLUSIVE MINERAL RESOURCE
Siguiri
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
66.09
0.84
55.80
1.79
Inferred
57.12
0.95
54.33
1.75
Total
123.21
0.89
110.14
3.54
The exclusive Mineral Resource at Siguiri includes:
•
Indicated Mineral Resource that is economic at the Mineral Resource gold price of US$1,400/oz, but not at the Ore Reserve price.
This material forms approximately one third of the exclusive Mineral Resource
•
Inferred Mineral Resource not included in the current pit designs. Selected parts of these areas will be included in inﬁll drilling programmes during 2017 and 2018 to meet LoM planning requirements.
•
Inferred Mineral Resource located within the Ore Reserve optimised pit shell. This material forms an insigniﬁcant proportion of the exclusive Mineral Resource
SIGUIRI
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
A
verage grade above cut-off (g/t)
350
300
250
200
150
100
50
0
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
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O R E R E S E R V E
ORE RESERVE
Siguiri
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Bidini (fresh rock) Proved – – – –
Probable 2.75 1.48 4.08 0.13
Total 2.75 1.48 4.08 0.13
Bidini (oxide) Proved – – – –
Probable 1.77 0.98 1.74 0.06
Total 1.77 0.98 1.74 0.06
Bidini (transitional) Proved – – – –
Probable 1.91 1.45 2.78 0.09
Total 1.91 1.45 2.78 0.09
Kami (fresh rock) Proved – – – –
Probable 14.82 1.16 17.25 0.55
Total 14.82 1.16 17.25 0.55
Kami (oxide) Proved – – – –
Probable 0.60 0.86 0.52 0.02
Total 0.60 0.86 0.52 0.02
Kami (transitional) Proved – – – –
Probable 1.53 1.13 1.73 0.06
Total 1.53 1.13 1.73 0.06
Kozan North Proved – – – –
Probable 1.79 0.69 1.25 0.04
Total 1.79
0.69 1.25 0.04
Seguélén Proved – – – –
Probable 11.88 1.09 12.94 0.42
Total 11.88 1.09 12.94 0.42
Stockpile (full grade ore) Proved 8.14 0.94 7.67 0.25
Probable – – – –
Total 8.14 0.94 7.67 0.25
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
Siguiri
Inclusive Mineral Resource sensitivity
25
20
15
10
5
0
-5
-10
-15
-20
-25
As a low grade deposit, Siguiri is very sensitive to gold price changes.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S i g u i r i
Siguiri
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Stockpile (marginal ore)
Proved
17.36
0.50
8.75
0.28
Probable
–
–
–
–
Total
17.36
0.50
8.75
0.28
Stockpile (spent heap leach)
Proved
–
–
–
–
Probable
31.95
0.54
17.29
0.56
Total
31.95
0.54
17.29
0.56
Siguiri
Total
94.51
0.80
75.99
2.44
ESTIMATION
The Mineral Resource models for each pit are depleted to the current mined-out surface. Costs are assigned on a pit-by-pit basis, reﬂecting the existing cost structure of the operation. The relevant dilution and ore-loss factors are applied and pit optimisation is then performed. The relevant modifying factors such as metallurgical recoveries, geotechnical parameters, cut-off grades and economics are applied to generate the mine designs that are used to estimate the ﬁnal Ore Reserve.
ORE RESERVE MODIFYING FACTORS
Siguiri
Gold
price
Cut-off
grade
Dilution
Dilution
MRF
MRF
MCF
MetRF
as at 31 December 2016
US$/oz
g/t Au
%
g/t
% (based
on tonnes)
% (based
on g/t)
%
%
Bidini (fresh rock),
Bidini (transitional)
1,100
0.75
12.2
0.2
80.8
78.4
100.0
93.0
Bidini (oxide)
1,100
0.60
12.2
0.2
80.8
78.4
100.0
93.0
Kami (fresh rock)
1,100
0.75
3.1
0.4
99.0
99.3
100.0
93.0
Kami (oxide)
1,100
0.60
0.8
0.4
78.7
77.4
100.0
93.0
Kami (transitional)
1,100
0.75
5.4
0.4
89.5
90.4
100.0
93.0
Kozan North
1,100
0.53
9.2
0.3
96.6
97.1
100.0
91.0
Seguélén
1,100
0.60
5.2
0.3
96.2
96.4
100.0
91.0
Stockpile (full grade ore)
1,100
–
–
–
100.0
100.0
100.0
88.0
Stockpile (marginal ore)
1,100
–
–
–
100.0
100.0
100.0
91.0
Stockpile (spent heap leach)
1,100
–
–
–
100.0
100.0
100.0
90.0
The Mineral Resource models were modiﬁed to include the expected mining dilution and ore losses. These are built into the Mineral
Resource block model prior to pit optimisation. Additional modifying factors based on historical information were also applied prior to estimation of Ore Reserve.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Siguiri
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Bidini (fresh rock)
0.14
1.28
0.19
0.01
Bidini (oxide)
0.54
0.86
0.47
0.01
Bidini (transitional)
0.10
1.27
0.13
0.00
Kami (fresh rock)
0.15
1.00
0.15
0.00
Kami (oxide)
0.00
0.46
0.00
0.00
Kami (transitional)
0.00
0.56
0.00
0.00
Seguélén
0.56
0.97
0.54
0.02
Total
1.50
0.98
1.47
0.05
ORE RESERVE
continued
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Changes in the Ore Reserve are mainly due to conversion from Inferred Mineral Resource in Bidini and Seguélén pits, inclusion of
Seguélén fresh rock Ore Reserve, overall drop in cost and maximise utilisation of the Mineral Resource for oxide deposits by selecting a higher revenue factor shell.
Ore Reserve does not include Inferred Mineral Resource, but within the pit design Inferred Mineral Resource is included. For the optimisation the impact of excluding Inferred Mineral Resource is tested to determine if the pit sizes will still generate a positive cash
ﬂow at $1,100/oz gold price.
SIGUIRI year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
2.6
2.5
2.4
2.3
2.2
2.1
2.0
1.9
1.8
-0.18
0.39
-0.04
0.00
0.11
0.00
0.05
-0.12
0.13
0.00
2.09
2.44
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
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INCLUSIVE MINERAL RESOURCE
Mali
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 0 2.37 0 0
Indicated 61 1.58 96 3
Inferred 8 1.63 13 0
Total 69 1.58 109 4
EXCLUSIVE MINERAL RESOURCE
Mali
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured – – – –
Indicated 20 1.69 34 1
Inferred 8 1.63 13 0
Total 28 1.67 47 2
ORE
RESERVE
Mali
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 0 2.37 0 0
Probable 38 1.57 59 2
Total 38 1.57 59 2
C O N T I N E N T A L A F R I C A
c o n t i n u e d
M a l i
MALI
Tombouctou
Gao
Sgou
Nioro
Bamako
Sikasso
Kayes
Operations
1 Sadiola
(41%)
2 Morila (40%)
3 Yatela
(1)
(40%)
0
400km
1
3
2
(1)
Yatela is currently in closure mode.
AngloGold Ashanti has interests
in three mines in the West
African country of Mali, with two
mines (Sadiola and Morila) being
operational and one (Yatela)
undergoing closure. Sadiola and
Yatela are JV operations with
IAMGOLD and the Government
of Mali, while Morila is a JV with
Randgold and the Government
of Mali. Sadiola is currently
considering a major pushback
to access hard rock, Morila is
a mature operation focusing on
tailings reclamation and Yatela is
currently undergoing closure.
The Sadiola operation is managed
by AngloGold Ashanti, while
Randgold manages Morila. There
is no Mineral Resource or Ore
Reserve reported for Yatela.
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I N T R O D U C T I O N
Property description
The mine is operated by Morila SA, a JV company incorporating Randgold (40%), AngloGold Ashanti
(40%) and the Government of Mali (20%). Randgold took over the operation of Morila mine from AngloGold
Ashanti in February 2008. In 2009, Morila was converted to a stockpile treatment operation. Closure of the operation was originally scheduled for 2013, but a pit pushback and tailings treatment project has extended its life to 2019.
Location
The Morila mine is situated some 280km south-east of Bamako, the capital city of Mali.
History
In 1996 Morila was discovered by Randgold. A PFS in 1998 supported the fast tracking of the mine, and by August 1998, a bankable FS was under way. In 2000, a JV partner was sought and AngloGold purchased 40% of the mine, and also became the operator of the mine. In February 2001, the Malian president ofﬁcially opened the mine.
During 2003, a capital expansion programme was completed and increased the production level to
350,000mt per month by year-end. In 2008 AngloGold Ashanti considered Morila to be non-strategic and
Randgold took over the operational responsibility for Morila.
In 2009 Morila had started its transition to a stockpile and tailings retreatment operation.
Legal aspects and
tenure
Morila’s exploitation permit PE 99/15 (Decree No 99-217/PM-RM) covers 199.8km
2
and was issued on
4 August 1999 for 30 years.
Mining method
The main pit has been mined via open pit. Currently no active open pit mining occurs, production is primarily retreatment of tailings and dumps.
Operational
infrastructure
All operational infrastructures are in place to support a mining operation including a processing plant, power generation, village and tailing storage facility.
Mineral processing
Currently no open pit mining occurs. Stockpile and tailing materials are being processed. The metallurgical plant utilises a conventional CIL process with an upfront gravity section to extract the free gold and has annual throughput capacity of 4.3Mt.
Risks
No material risks have been identiﬁed.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
M o r i l a
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!
(
Plant centroid Co-ordinates
06°50'23"W, 11°40'43"N
Sanso
Morila
1.5
0
1.5
3 Km
Domba
Planned
Waste Dump and Pit
Ntiola project
Viper project
to
M
a
ssi
g
u
i
to Koumantou
to Zantiebougou
Licences
Mine Infrastructure
Settlements
Roads
Mining
Villages
Pits
Plant
ROM Pad
TSF
Waste Dumps
Prospects
Main
Secondary
Airfield
C O N T I N E N T A L A F R I C A
c o n t i n u e d
M o r i l a
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COMPETENT PERSONS
Morila
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
and Ore Reserve
Rodney Quick* SACNASP 400014/05 23 years BSc Hons (Geology)
MSc (Geology)
* Employed by Randgold Resources Limited at 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, OJE2
The Competent Person consents to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
The Morila deposit occurs within a sequence of amphibolite facies Birimian meta-sediments. The economic mineralisation is located in these meta-sediments within a broad north-northwest trending corridor of shearing. This shear zone has near-vertical and ﬂat-
lying components and is interpreted as being a second-order shear off the main Banaﬁn shear, approximately 25km to the east. The
Doubalakoro granite pluton borders the meta-sediments to the west and the Massigui granites lie to the east. Gold mineralisation is associated with silica-feldspar alteration and the sulphide minerals arsenopyrite, pyrrhotite, and pyrite (with minor chalcopyrite).
E X P L O R AT I O N
Exploration at Morila has been limited to reviews of potential targets, including the Samacline area and drilling at the Domba Pit in support of the evaluation of Domba as a potential short-term ore source.
P R O J E C T S
DOMBA
The feasibility report for the Domba project has been submitted to the government, and the mine is expecting to obtain the necessary authorisation. Mining the Domba pit is expected to add an additional three months of higher grade ore to the operation.
BIRIMIAN OPTION AGREEMENT
In 2016 Morila signed an option agreement with Birimian Gold Mali SARL (Birimian), which provides Morila access to Birimian’s Ntiola and Viper projects which are adjacent to the existing Morila permit.
In terms of the arrangements, Morila has an option to acquire the Ntiola and Viper projects after conducting exploration work and a PFS.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Morila
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured 10 x 10 –               ✔ – – – –
Indicated 30 x 30,
50 x 100
–               ✔ – –               ✔ Auger drilling
Inferred 100 x 100 – – – –               ✔ Auger drilling
Grade/ore control 10 x 10 –               ✔ – – – –
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
M o r i l a
INCLUSIVE MINERAL RESOURCE
Morila
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Satelite pit
Measured
–
–
–
–
Indicated
0.21
3.23
0.67
0.02
Inferred
–
–
–
–
Total
0.21
3.23
0.67
0.02
Tailings storage facilities
Measured
–
–
–
–
Indicated
8.49
0.53
4.46
0.14
Inferred
0.38
0.45
0.17
0.01
Total
8.87
0.52
4.63
0.15
Morila
Total
9.08
0.58
5.30
0.17
$1,500/oz Mineral Resource price used by Randgold (operating partner).
ESTIMATION
The Mineral Resource consists of material from TSF and Domba pit as marginal and mineralised waste stockpiles are depleted.
The TSF forms the bulk of the Mineral Resource and was drilled on a spacing of 50m x 50m and estimated using ordinary kriging methods into a 50m x 50m block size.
MORILA
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
8
7
6
5
4
3
2
1
0
0.0
0.5
1.0
1.5
2.5
3.0
3.5
4.0
5.0
2.0
4.5
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
EXCLUSIVE MINERAL RESOURCE
Morila
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.38
0.45
0.17
0.01
Total
0.38
0.45
0.17
0.01
The exclusive Mineral Resource comprise largely of Inferred Mineral Resource from the tailings storage facility and the Domba satellite pit which is still the focus of an economic study.
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Changes in the Mineral Resource are mainly due to the TSF Mineral Resource update and the inclusion of the Domba satellite pit.
MORILA year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
0.175
0.170
0.165
0.160
0.155
0.150
0.145
0.140
0.135
-0.03
0.01
0.00
0.00
0.00
0.00
0.00
0.02
0.00
0.17
0.17
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
1,200
1,500
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
MORILA
Inclusive Mineral Resource sensitivity
20
15
10
5
0
-5
-10
-15
-20
Morila is insensitive to changes in gold price as
it is a mature operation at the end of its life with
very little additional opportunity.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
M o r i l a
Changes in the Ore Reserve are mainly due to the TSF Ore Reserve being updated as a consequence of a change in the Mineral
Resource.
MORILA year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
0.112
0.110
0.108
0.106
0.104
0.102
0.100
0.098
-0.01
0.00
0.00
0.00
0.00
0.00
0.00
0.01
0.00
0.00
0.11
0.11
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
O R E R E S E R V E
ORE RESERVE
Morila
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Tailings storage facilities Proved – – – –
Probable 6.18 0.55 3.37 0.11
Morila
Total 6.18 0.55 3.37 0.11
$1,000/oz Ore Reserve prices used by Randgold (operating partner)
ESTIMATION
The Mineral Resource models are used as the basis for the Ore Reserve. All appropriate costs, metallurgical recovery factors and geotechnical parameters are applied to generate the mine designs that are used to estimate the ﬁnal Ore Reserve.
ORE RESERVE MODIFYING FACTORS
Morila
Gold
price
Cut-off
grade
Dilution
MCF
MetRF
as at 31 December 2016
US$/oz
g/t Au
%
%
%
Tailings storage facilities 1,000 0.47 5.00 100.0 57.0
$1,000/oz Ore Reserve prices used by Randgold (operating partner)
Only 5% dilution has been encountered for with reporting of tonnages from the tailings storage facility.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
There is no Inferred Mineral Resource included in the business plan.
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I N T R O D U C T I O N
Property description
The Sadiola gold deposit is mined by the Société d’Exploitation des Mines d’Or de Sadiola S.A. (SEMOS),
that consist of a JV agreement between AngloGold Ashanti (41%), IAMGOLD Corporation (41%) and the
government of Mali (18%).
Location
Sadiola is situated in western Mali, 77km to the south of the regional capital of Kayes and about 440km north-west of the capital city of Bamako. The property lies within the Galam Bambouk gold area, which straddles the Mali-Senegal border close to the border with Guinea. It is underlain by the Kenieba greenstone belt.
History
The Sadiola area has a history of alluvial gold working dating back to the 11th Century. In 1991-92
IAMGOLD acquired the rights to the concession and explored the area, and in 1993 Anglo American entered into an earn-in option to the property. In 1994 a FS was completed on this property, and accepted by the Mali government.
In 1995 construction started and in 20 December 1996 the ﬁrst gold was poured.
In November 2009, IAMGOLD and AngloGold Ashanti announced that it was acquiring the International
Finance Corporation’s 6% interest for a total of $14.5 million.
In 2011 a FS to expand the processing facility to treat hard rock at Sadiola was completed. Long lead items were purchased before the mining industry downturn that put the project into care and maintenance.
Continuous attempts were made to optimise the FS since 2011 with the latest study, Sadiola Sulphide
Project (SSP) being completed in 2016. The SSP project remains on hold and will be presented to respective boards of both AngloGold Ashanti and IAMGOLD in 2017. While awaiting this decision the operation continues to mine and process oxide material.
Legal aspects and
tenure
SEMOS is bound by the original prospecting and exploitation agreement (including its subsequent legal modiﬁcations) entered into on April 5th, 1990 between AGEM and the Mali government. The identity number of the current exploitation area is “DECRET No 00-080/PM-RM DU 06 MARS 2000” and is a modiﬁcation of all previous exploitation areas. Sadiola is operated under the licence DECRET N°94-257/
PM-RM valid from 1 August 1994 to 1 August 2024 covering a total area of 303km
2
. In the current FS
update, the SSP project extends operations beyond 2024 and therefore an amended ESIA and associated permits are currently going through the approvals process. Dialog with the Government of Mali has been ongoing throughout the project study phase and as such the amended ESIA and associated approvals are expected to be approved.
Mining method
Current operations are focused on mining of oxide material from the FN pits, north of the Sadiola main pit, which is supplemented with low/marginal grade ore from stockpiles. Mining from the Sadiola main pit has stopped as the oxide Ore Reserve is depleted although this pit remains a key project in the extension of the LoM plan with the SSP awaiting board approval.
Mining is carried out by a contractor, Aveng Moolmans, and monitored by Wenco Fleet Management
System 24/7.
Operational
infrastructure
The Sadiola gold mine includes a main pit, and several smaller satellite pits, a processing plant, a tailings storage facility and other infrastructure such as a mine village, water supply system, roads, airstrip and communications systems.
Since the beginning of the operation mining activities have been outsourced.
All mining occurs within the mining licence boundaries.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
S a d i o l a
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Mineral processing
Ore is treated in a 4.9Mtpa CIP processing plant. The plant was originally designed to treat only soft oxide ore, but has been progressively adapted to include a blend of hard oxides as well as batch feeding of a sulphide ore blend. Any hard material making up the blend currently undergoes preconditioning through separate primary crushers.
The SSP aims to mine the underlying sulphide material in the Sadiola main pit and modify the existing oxide plant to process the sulphide ore. The modiﬁed plant will treat both sulphide stockpiles and the run-of-mine sulphide material. This project will extend the life of Sadiola and leverage any further sulphide exploration successes in the region.
Risks
With the current LoM schedule the oxide ore from pits will ﬁnish in 2018. After this only low grade stockpiles are available and can feed the processing plant until the second quarter 2019. The site brownﬁelds exploration continues to look for opportunities that could extend the LoM until the sulphide project is commissioned.
The SSP project has been re-evaluated based on the current economic climate. Timing is sensitive due to the short mine life that exists when one excludes SSP. The project approval is dependent on approvals from the Government of Mali. There has been ongoing dialog with the Government of Mali throughout the project study phase on outstanding agreements. There is no foreseeable reason that the approvals will not be granted.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
S a d i o l a
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Plant centroid co-ordinates
11°40'09"W, 13°53'27"N
Sekokoto
Tabakoto
Sirimana
Borokone
Sadiola
Sadiola
FN
Licences
Mining
Mine Infrastructure
Pits
Plant
ROM Pad
TSF
Waste Dumps
Settlements
Towns
Villages
Villages
Roads
Main
Secondary
Airfield
FE4
FE3 South
to Sangafara
FE3 North
0 2 4 6 Km
Mine village
FE2
Tambali
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S a d i o l a
COMPETENT PERSONS
Sadiola
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Geoffrey H. Gushee MAusIMM 207 957 28 years BA (Geology), GDE (Mining
Engineering), MDP, MEng (Mineral
Resource Management)
Ore Reserve Andrew Bridges MAusIMM 300 976 19 years BSc (Hons) Mining Engineering
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
The Sadiola gold deposits are located within the Malian portion of the Keniéba-Kedougou Inlier, a major early Paleoproterozoic-
Birimian window along the north-east margin of the Kenema-Man shield. The deposits are in the north of the inlier and positioned in the Koﬁ formation, just east of the Senegalo-Malian Shear Zone terrane boundary. Regional metamorphism is to greenschist facies with amphibolite facies metamorphism observed in the contact aureoles around major intrusions.
DEPOSIT TYPE
The Sadiola deposit is considered a mesothermal shear-hosted gold deposit and can be correlated with an Ashanti-type orogenic gold model.
MINERALISATION STYLE
The Sadiola gold system displays the Sadiola Hill-style Au-As-Sb mineralisation. Within the Sadiola Main Pit the bulk of the ore is hosted within the brittle-ductile Sadiola Fracture Zone (SFZ) and impure footwall carbonates. Mineralisation also occurs along the array of NNE-trending shears although gold grade decreases with increasing distance from the SFZ.
Mineralisation is shear-hosted and associated with a polyphase hydrothermal alteration history comprising an early calc-silicate phase followed by a potassic alteration stage. The metal associations of the ore typically comprise As-Au-Sb and minor to trace amounts of
Cu-W-Mo-Ag-Bi-Zn-Pb-Te-Fe-bearing mineral species.
Structural controls on primary mineralisation in the FE satellite pits are similar to that of Sadiola but later karstiﬁcation and protracted weathering resulted in the formation of a gold residuum. Lithostratigraphic contacts also appear to have been an efﬁcient interface for channeling ﬂuids.
Oxide mineralisation
The geometry of the extensive, soft, oxide deposit and its supergene enrichment of gold relates almost exclusively to the weathering history of the primary mineralisation. Intense tropical weathering has produced deep troughs of white to grey, decarbonated, kaolin-
rich saprolite, locally abundant nontronite and relative gold enrichment. Penetration of groundwater has caused oxidation of the primary sulphides and the formation of acidic groundwaters, further promoting deeper argillisation of the bedrock.
Sulphide mineralisation
Drilling of the (unweathered) primary mineralisation has allowed detailed investigation of major and minor hydrothermal alteration processes that were active during the formation of the deposit. Primary gold is ﬁne grained, dominantly less than 15μm, with rare grains approaching 50μm. Visible gold is rare. Gold mineralisation is associated with both arsenic and antimony dominated sulphide assemblages of arsenopyrite, pyrrhotite, pyrite, stibnite and gudmuntite as well as potassic, calc-silicate, propylitic alteration and siliciﬁcation. Much of the mineralisation appears to be related to deformation of the host rocks.
MINERALISATION CHARACTERISTICS
The gold mineralisation in the Sadiola main pit is related to the interaction of the north-striking SFZ and a north-northeast-striking fault array. The SFZ follows the competency contrast between the brittle hangingwall greywacke and the ductile footwall marbles and is mineralised over a drilled strike length of approximately 2,500m. The stratigraphy is intruded by discontinuous diorite and quartz-
feldspar porphyry dykes. Mineralisation occurs in all four rock types although most of the mineralisation is hosted in the footwall carbonates adjacent to the SFZ. The deposit has been intensely weathered to a maximum depth of 200m.
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At the FE pits, located about 7km to the southeast of the Sadiola Main pit, mineralisation is hosted in marbles adjacent to the upper contact with carbon-rich pelites. Gold is associated with northeast-east-striking faults and lens-shaped breccia zones that are broadly parallel to the north-west-trending stratigraphy. The FE4 deposit is located in an interbedded sandstone and pelite sequence with mineralisation predominantly hosted in breccia along a north-east-striking regional shear and several subsidiary north-northeast-
trending faults.
At Tambali, located 2km to the south of the Sadiola main pit, the mineralisation is associated with two sets of structures, orientated north-northeasterly (dipping steeply south-east) and north-westerly (dipping south-west). These structures are often related to thin tourmaline-quartz-rich shears/veins or zones of (mostly north-northeast trending) quartz-feldspar porphyry intrusions that have undergone later shearing. A north-west trending graphite-rich brecciated boundary between south-westerly-dipping sandstones (in the east) and meta-pelites (in the west) is also evident. Bedding parallel shearing is also indicated in some areas, possibly accounting for some of the westerly-dipping mineralised structures. Tambali mineralisation is a subset of the one observed at Sadiola and was subjected to similar structural controls.
GEOLOGICAL CROSS-SECTION THROUGH SADIOLA PIT
E
W
-100m
-300m
-400m
-200m
Elevation
100m
Footwall impure meta-limestone
Hangingwall meta-greywacke
Meta-diorite
Quartz-feldspar-phyric felsic metadyke
Brittle shear zone – carbonate breccia
Ductile shear zone with mixed protolith
Legend:
Orebody – Sadiola Fracture zone ( SF Z)
open pit
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S a d i o l a
E X P L O R AT I O N
The objective of the 2016 exploration programme was ﬁrstly to explore for additional oxide material along the known mineralised trends and to inﬁll lower conﬁdence Mineral Resource. And secondly, to locate satellite ore with the focus on transitional and fresh rock potential. Exploration also targeted deep mineralised extensions.
A total of 20,671m of RC drilling was completed and targeted ﬁve projects.
OXIDE
Four oxide targets were prospected. At the Sadiola Far North target additional oxide inﬁll targets were generated from the drilling.
Follow up drilling at FE2S identiﬁed further shallow low grade material but optimisation show limited Ore Reserve potential and it is not considered economically viable. Reconnaissance drilling over prominent geochemical anomalies at FE1W and Voyager East did not return any oxide potential.
SULPHIDE
Inﬁll drilling was concluded at the Sadiola North pit to upgrade the Inferred oxide and sulphide Mineral Resource. Some of the drill holes were extended to target the deeper fresh rock potential below the pit. Reconnaissance drilling was done at Tambali to deﬁne sulphide mineralisation potential along the north east shear extensions. Signiﬁcant shallow and deep sulphide intersections were achieved which will be followed up.
Core drilling in the later part of the year was conducted to follow up on selected targets. The inﬁll drilling was done to collect additional information on lithology, alteration, main gold bearing structures, and geo-metallurgical samples to update the geological model.
Other exploration activities during 2016, focused on geochemical analysis of the historical termite mound samples. Multi element results from X-ray Fluorescence (XRF) indicates a prominent arsenic anomaly along the Voyager East target. The XRF analyses were also employed to assist geo-metallurgical characterisation and lithological differentiation in the deep Sadiola core drilling and in the RC drill chips from Sadiola Far North.
P R O J E C T S
The SSP remains the only major AngloGold Ashanti project in Mali and is the focus for extension of the LoM plan. The project is being re-evaluated and optimised in light of the current economic and political climate. The project consists of a new pushback in the Sadiola main pit in order to mine the underlying sulphide ore and the modiﬁcation of the processing plant to be able to treat the sulphide ore.
The investment case is inﬂuenced by the supply of grid power and the ﬁscal provisions being negotiated with the government of Mali.
The project extends the life of Sadiola by approximately 10 years at an average production of 330Koz pa (100%) and leverages any further sulphide exploration successes in the region.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Sadiola
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured 25 x 25 – – – –
Indicated 25 x 25,
50 x 25
– – – –
Inferred 50 x 50 – – – –
Grade/ore control 5 x 10, 6 x 13 – – – – –
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INCLUSIVE MINERAL RESOURCE
Sadiola
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
FE2
Measured
–
–
–
–
Indicated
0.11
1.48
0.17
0.01
Inferred
0.00
1.16
0.00
0.00
Total
0.12
1.48
0.17
0.01
FE3
Measured
–
–
–
–
Indicated
1.17
2.07
2.43
0.08
Inferred
0.02
2.63
0.06
0.00
Total
1.20
2.08
2.49
0.08
FE4
Measured
–
–
–
–
Indicated
0.08
2.22
0.18
0.01
Inferred
0.01
2.77
0.04
0.00
Total
0.10
2.30
0.22
0.01
Tabakoto (Sekokoto)
Measured
–
–
–
–
Indicated
0.66
1.36
0.90
0.03
Inferred
0.05
1.13
0.06
0.00
Total
0.71
1.34
0.96
0.03
Tambali
Measured
–
–
–
–
Indicated
0.96
1.21
1.16
0.04
Inferred
0.15
1.16
0.18
0.01
Total
1.11
1.21
1.33
0.04
SSP (oxides)
Measured
–
–
–
–
Indicated
2.09
1.13
2.36
0.08
Inferred
0.27
1.01
0.27
0.01
Total
2.37
1.11
2.63
0.08
SSP (transitional)
Measured
–
–
–
–
Indicated
1.12
1.83
2.06
0.07
Inferred
0.20
1.82
0.36
0.01
Total
1.32
1.83
2.41
0.08
SSP (sulphides)
Measured
–
–
–
–
Indicated
38.40
1.87
71.97
2.31
Inferred
6.47
1.71
11.06
0.36
Total
44.88
1.85
83.03
2.67
FN
Measured
–
–
–
–
Indicated
2.07
1.63
3.38
0.11
Inferred
0.64
1.86
1.19
0.04
Total
2.71
1.69
4.57
0.15
Total stockpiles
Measured
0.01
2.37
0.02
0.00
Indicated
5.25
1.13
5.92
0.19
Inferred
–
–
–
–
Total
5.26
1.13
5.94
0.19
Sadiola
Total
59.76
1.74
103.76
3.34
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S a d i o l a
ESTIMATION
The Mineral Resource is taken as the material that falls within the $1,400/oz economic shell optimised for each individual deposit.
A 3D surface is generated to create the outline of the geological model within which grades are estimated. Block sizes are between
25m x 25m x 10m and 30m x 30m x 10m and where appropriate, selective sub-celling is used for deﬁnition on the geological and mineralisation boundaries. All the deposits are estimated by ordinary kriging. Where deemed appropriate, a geostatistical technique called uniform conditioning (UC) is used to estimate the proportion of material that occurs above the cut-off, hence forming a recoverable Mineral Resource model at a speciﬁc SMU.
SADIOLA
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
200
160
120
80
40
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.0 0.1 0.2 0.3
0.6 0.7 0.8 0.9
1.2
1.4 1.5
0.4 0.5
1.0 1.1
1.3
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
The grade tonnage curve does not include stockpiles.
EXCLUSIVE MINERAL RESOURCE
Sadiola
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
20.09
1.69
33.93
1.09
Inferred
7.82
1.69
13.22
0.42
Total
27.91
1.69
47.14
1.52
The exclusive Mineral Resource is the part of the Mineral Resource that was not converted to Ore Reserve. It is deﬁned as the Mineral
Resource that is outside the current Ore Reserve designs but inside the Mineral Resource shells and includes the Inferred Mineral
Resource within the Ore Reserve design.
The exclusive Mineral Resource gives an indication of the future potential of the deposit. This material could be converted to Ore
Reserve with an increase in the gold price and favourable costs. The Inferred Mineral Resource portion of the Mineral Resource within the Ore Reserve pit design will be converted to the Ore Reserve through grade control drilling.
The exclusive Mineral Resource includes material from FE2 deposits, where the Ore Reserve is mined-out, but some Mineral
Resource remains.
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SADIOLA year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
3.36
3.32
3.28
3.24
3.20
3.16
3.12
-0.08
0.01
0.00
0.00
0.17
0.00
-0.00
-0.01
0.00
3.24
3.34
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Reduced processing cost resulted in lower cut-off grades. These changes have had signiﬁcant impact on the satellite pits (costs have reduced by 20-30%). Inﬁll drilling at Tabakoto and FN satellite pits resulted in exploration gains.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
SADIOLA
Inclusive Mineral Resource sensitivity
15
10
5
0
-5
-10
-15
20
Sadiola is sensitive to gold price changes due to
the marginal nature of the satellite pits.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S a d i o l a
O R E R E S E R V E
ORE RESERVE
Sadiola
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
FE3 Proved – – – –
Probable 0.68 2.02 1.37 0.04
Total 0.68 2.02 1.37 0.04
FE4 Proved – – – –
Probable 0.08 2.27 0.18 0.01
Total 0.08 2.27 0.18 0.01
Tabakoto (Sekokoto) Proved – – – –
Probable 0.18 1.88 0.34 0.01
Total 0.18 1.88 0.34 0.01
Tambali Proved – – – –
Probable 0.19 1.19 0.23 0.01
Total 0.19 1.19 0.23 0.01
SSP (oxides) Proved – – – –
Probable 0.73 1.43 1.04 0.03
Total 0.73 1.43 1.04 0.03
SSP (transitional) Proved – – – –
Probable 0.70 2.10 1.48 0.05
Total 0.70 2.10 1.48 0.05
SSP (sulphides) Proved – – – –
Probable 22.77 1.92 43.73 1.41
Total 22.77 1.92 43.73 1.41
FN Proved – – – –
Probable 1.04 1.56 1.62 0.05
Total 1.04 1.56 1.62 0.05
Total stockpiles Proved 0.01 2.37 0.02 0.00
Probable 5.25 1.13 5.92 0.19
Total 5.26 1.13 5.94 0.19
Sadiola
Total 31.63 1.77 55.92 1.80
ESTIMATION
The Mineral Resource models are used as the basis for the Ore Reserve. Optimisations are run on the Measured and Indicated
Mineral Resource and the Measured, Indicated and Inferred Mineral Resource. All appropriate costs, metallurgical recovery factors and geotechnical parameters are applied to generate the mine designs that are used to estimate the ﬁnal Ore Reserve.
ORE RESERVE MODIFYING FACTORS
Sadiola
Gold
price
Cut-off
grade
Dilution
RMF
MCF
MetRF
as at 31 December 2016
US$/oz
g/t Au
%
% (based
on tonnes)
%
%
FE3, FN, Tambali 1,200 0.45 17.6 85.0 100.0 75.0 - 94.0
FE4 1,100 0.80 9.0 97.0 100.0 75.0 - 94.0
Tabakoto (Sekokoto) 1,100 0.80 – – 100.0 75.0 - 94.0
SSP (oxides) 1,200 0.45 5.0 95.0 100.0 85.0 - 94.0
SSP (transitional) 1,200 0.66 5.0 95.0 100.0 75.0
SSP (sulphides) 1,200 0.65 5.0 95.0 100.0 76.0 - 80.0
Total stockpiles 1,200 0.45 – – 100.0 –
Recovery factor varies according to ore type (Laterite, Saprolite, Siliceous Oxide, Saprolitic Sulphide, Hard Sulphide, Intermediate Oxide, intermediate
Sulphide, Transitional, Graphitic). $1,200/oz Ore Reserve price used by IAMGold for the SSP Project
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
S a d i o l a
The modifying factors applied to the Ore Reserve for Sadiola are ore loss and dilution. For the satellite pits, due to the nature of the mineralisation, the ore loss and dilution is different to the SSP main pit. These modifying factors have been applied to reﬂect current mining practices.
The SSP main pit utilises ore loss incorporated into the modelling process. The other satellite pits have variable ore loss and dilution applied dependent on mining method. The pits that are to be mined as part of the current operation have between 0% and 9%
applied, while those that are to be mined as part of the SSP have 15% ore loss and 17.6% dilution applied. The latter is to allow for mining by a face shovel rather than an excavator.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Sadiola
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
FE3
0.00
1.80
0.01
0.00
FE4
0.01
2.77
0.04
0.00
Tabakoto (Sekokoto)
0.10
0.63
0.06
0.00
Tambali
0.02
1.30
0.02
0.00
SSP (oxides)
0.04
1.35
0.05
0.00
SSP (transitional)
0.05
1.69
0.09
0.00
SSP (sulphides)
0.65
1.56
1.01
0.03
FN
0.25
1.73
0.43
0.01
Total
1.12
1.53
1.72
0.06
Inferred Mineral Resource material has been included in the business plan as incidental material when the pit is mined. Several of the small oxide pits that are included in the bridging period until the main SSP pit is mined, have a high percentage (14% of the total satellite pit ounces), with the overall Inferred Mineral Resource included in the total business plan equalling approximately 3%.
Year on year increase is related to changes in economics related to the historical mineralised waste stockpile being re-classiﬁed to marginal ore as a result of improved processing costs and therefore cut-offs and the satellite pits (FE3 pit, Tambali, SSP North) being evaluated using the SSP process plant costs.
SADIOLA year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
1.80
1.78
1.76
1.74
1.72
1.70
1.68
1.66
1.64
1.62
1.60
-0.06
0.00
0.00
0.00
0.14
0.00
0.00
0.03
0.00
0.00
1.80
1.69
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
Ta n z a n i a
INCLUSIVE MINERAL RESOURCE
Tanzania
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured – – – –
Indicated 41 2.99 122 4
Inferred 22 4.87 106 3
Total 62 3.64 228 7
EXCLUSIVE MINERAL RESOURCE
Tanzania
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured – – – –
Indicated 24 2.49 60 2
Inferred 22 4.87 106 3
Total 46 3.61 166 5
ORE RESERVE
Tanzania
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved – – – –
Probable 16 3.73 61 2
Total 16 3.73 61 2
Lake
Victoria
TANZANIA
Arusha
Mwanza
Tabora
Tanga
Dodoma
Dar-es-Salaam
Kigoma
Lake
Tanganyika
Operations
1 Geita
1
0
200km
Geita is AngloGold Ashanti’s
only operation in Tanzania
and one of the larger open
pit gold mines in Africa.
Prior to April 2004, Geita
was managed under a joint-
venture agreement between
Ashanti and AngloGold.
Since the merger of the
two companies, Geita is a
wholly-owned subsidiary of
AngloGold Ashanti.
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I N T R O D U C T I O N
Property description
Geita is wholly owned by AngloGold Ashanti. It is an on-going multiple open pit operation that currently sources ore from two open pits (Nyankanga and Geita Hill). In 2016 underground mining commenced at
Star and Comet.
Location
The Geita Gold Mine (GGM) is located approximately 910km from the Tanzanian capital city of Dar es
Salaam. GGM falls within the Lake Zone of northern-western Tanzania, approximately 120km west of
Mwanza and 4km away from the town of Geita. The mining lease area falls within the Archaean Sukumaland
Greenstone Belt of the Lake Victoria goldﬁelds.
History
In 1936 the Geita deposits were ﬁrst discovered and by 1966 three mines had produced almost 1Moz.
In 1996 Ashanti acquired the project through acquisition of Cluff Resources.
In early December 2000, Ashanti reached an agreement to sell AngloGold a 50% interest in Geita for $324 million. AngloGold Ashanti added its neighbouring Nyamulilima Hill deposits into the JV company.
In 2004, the merger of AngloGold and Ashanti resulted in the operation being run by AngloGold Ashanti.
In 2015, the decision was taken to go underground at Star and Comet.
Legal aspects and
tenure
The special mining licence (SML45/99) covers approximately 196.17km
2
which expires on the 26th August
2024. There is a further 120km
2
of prospecting licences in the immediate vicinity to the SML, however, these do not contain any Ore Reserve.
Mining method
Mining at Geita is currently undertaken by conventional truck-and-shovel open pit mining method on two active pits (Nyankanga and Geita Hill). The open pit mining is conducted using GGM owned, operated and maintained ﬂeet. A contractor provides drilling and blasting services. The open pit portion of Star and Comet was completed in the second quarter of 2014. Underground mining commenced at Star and
Comet in 2016 using the services of an underground mining contractor. Ore is hauled from the Star and
Comet operation to the central ROM pad by the GGM surface mining ﬂeet.
Operational
infrastructure
As an on-going operation GGM currently has an established 5.2Mtpa CIL processing plant capable of processing hard ore. It also has an established TSF with sufﬁcient area to construct wall raises every three years to accommodate planned future production. A full workshop facility is in place to support the maintenance of heavy mining equipment and all light support equipment. Contractor infrastructure supported on the mine site includes workshops for the production and exploration drilling contractor, workshops for the underground mining contractor, as well as a plant for the explosives supplier. GGM has further support infrastructure in place including a mine village, medical clinic, mine store, administration buildings and an airstrip.
Mineral processing
GGM ore processing method is via conventional CIL process. The CIL plant has a throughput capacity of 5.2Mtpa, The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a semi-
autogenous mill, ball mill and 12 leach tanks. This is coupled with a gravity circuit through two knelson concentrators. In planning the plant feed blend material hardness, grade and sulphide content are considered in order to optimise throughput and recovery.
Risks
The primary risk remains the declining Ore Reserve proﬁle. The mitigating actions put in place focus on optimising the exploration and project plans to convert both surface and underground Mineral Resource in the near term and with appropriate cost efﬁciencies for the current economic climate.
There are regular artisanal and small scale miners activities and illegal intrusions into the mine, but there is a holistic mitigation plan in process to manage this.
C O N T I N E N T A L A F R I C A
c o n t i n u e d
G e i t a
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Plant centroid co-ordinates
32°11'12"W, 2°51'53"N
Star &
Comet
Nyankanga
Geita Hill
Mugusu
Mpomvu
Samina
Mchauru
Geita
Matandani
Kukuluma
0
2
4
6 km
planned
planned
Roberts
Ridge 8
Chipaka
Licences
Mining
Exploration
Pits
Plant
ROM pad
Stockpiles
TSF
Waste dumps
Underground workings
Deposit
Towns
Villages
Main
Secondary
Airfield
Mine infrastructure
Settlements
Roads
COMPETENT PERSONS
Geita
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Craig Duvel
SACNASP
400007/98
22 years
BSc Hons (Geology)
GDE (Mining Engineering)
Ore Reserve
Janardhan Reddy
MAusIMM
991 581
12 years
BTech
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The Geita Greenstone Belt (GGB) hosts several world-class shear-hosted Archaean lode gold deposits and forms the northern portion of the regional Sukumaland Greenstone Belt, itself one of several belts that comprise the Lake Victoria Goldﬁelds. Other gold mines hosted in the Lake Victoria Goldﬁelds include Golden Pride, Bulyanhulu, Tulawaka, Buzwagi and North Mara.
The east-west oriented GGB is 60km in length, up to 15km wide. The Geita terrain is comprised of upper- to mid-Nyanzian greenschist facies units, made up of clastic sediments, black shales, banded iron formation (BIF), volcaniclastics and meta-basalts. These have been intruded by a variety of felsic to maﬁc intrusive bodies, dykes and sills. Gabbro dykes accommodated by regional north-
northeasterly structures are also prominent geological features in the area.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
G e i t a
North-west trending deformation corridors divide the GGB into three distinct sub-terrains, namely the Nyamulilima Terrain in the west
(hosting the Star and Comet, Ridge 8 and Roberts deposits), the Central Terrain in the central part (hosting the Nyankanga, Geita
Hill, Lone Cone and Chipaka deposits) and the Kukuluma Terrain to the north-east (hosting the Matandani, Kukuluma and Area 3
West deposits).
MINERALISATION STYLE
Geita’s gold mineralisation is preferentially hosted in BIF, cherts and ironstones that have been affected by both ductile and dominant brittle deformation associated with shear zones. The shears preferentially exploit fold axial planes as well as the contacts between the supracrustal and intrusive rocks.
The GGB has been through a protracted history of deformation, which resulted in a large-scale synformal conﬁguration in the Central
Terrain, with west-northwest trending limbs connected by a north-east trending hinge zone. The deposits of the Central Terrain are mainly located within the relatively low-strain hinge zone. The Nyankanga deposit is hosted in a BIF-dominated supracrustal package that is extensively intruded by, and locally form a roof-pendant within the dioritic Nyankanga Intrusive Complex. At Geita Hill, dioritic rocks are present as sills and dykes intruded into a supracrustal sequence that has been subject to extensive polyphase folding.
To the west, the Nyamulilima Terrain comprises a semi-circular structure surrounding intrusive centers, which internally encompasses structural systems of variable scale that locally control gold mineralisation. At Star and Comet, a folded sedimentary package of BIF intercalated with clastic and tuffaceous meta-sediments is intruded by a tonalitic complex.
The Kukuluma Terrain trends west-northwesterly, with sub-vertical limbs being dominant over compressed, multiphase folded zones.
The three major deposits in the area (Kukuluma, Matandani and Area 3) are located along a 5km long east-southeast mineralisation trend. The geology of the deposits is dominated by volcano-sedimentary rocks that are polydeformed and intruded by syn- to late-
folding diorite bodies. Host rocks for mineralisation are ﬁne-grained iron-rich clastic sediments, cherts, BIF and tuffaceous rocks, with local intercalated carbonaceous shales.
MINERALISATION CHARACTERISTICS
Gold mineralisation at Nyankanga occurs within a northeast-trending and northwest-dipping anastomosing shear system, typically along the lowermost shears, with higher grade mineralisation mainly proximal to the basal contact of BIF packages. Mineralisation is associated with chlorite-carbonate-silica alteration and pyrite-dominant sulphide in the damage zones surrounding the shear surfaces as veins, veinlets, local breccias and sulphide replacement of magnetite layers. At Geita Hill, mineralisation at the deposit scale is controlled by a narrow NE-trending and NW-dipping shear zone that exploits the axial surfaces of F3 folds. The bulk of the ore is also carried by damage zones adjacent to the main shear.
At Star and Comet, a major mineralised shear zone runs NNW-SSE through the deposit where it is localised along the contact of
BIF and tonalite. An envelope of mostly brittle deformation up to 10m thick affecting both lithologies occurs either side of the shear zone and controls distribution of mineralisation. Most of the gold mineralisation is hosted in pyrrhotite patches associated with strong siliciﬁcation together with carbonate alteration.
Within the Kukuluma Terrain, steeply dipping ductile/brittle gold-fertile shear zones are developed along, or close to, the edges of an elongate diorite body, hosted in iron-rich host rocks and locally exploiting axial surfaces of tight folds. Gold mineralisation in the
Kukuluma terrain is strongly associated with pyrrhotite, pyrite and arsenopyrite concentrations, accompanied by strong carbonate and silica alteration of host rocks. Gold is present in gold minerals and sulphides, dominantly in arsenopyrite.
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1,300m
1,500m
W
E

100m
Star and Comet pit
Elevation
Legend
Mineralised zone
Pit outline

Tonalite
Dolerite (Mafic dyke)
Clastic sediments

Banded Iron Formation
E X P L O R AT I O N
Inﬁll drilling concentrated on Nyankanga underground, Star and Comet Cut 2 underground and Star and Comet Cut 3 underground.
The aim of the inﬁll drilling was to upgrade the conﬁdence in the Mineral Resource to bring material within the underground mine design to Inferred and Indicated classiﬁcation.
Delineation drilling was completed at several deposits to test for extensions to mineralisation that can be exploited by both open pit and shallow underground methods. At Nyamulilima the drilling focused on testing the down-plunge extensions of the Star and Comet
Cut 2 and Cut 3 orebodies. At Prospect 30 the drilling aimed to conﬁrm the updated geological and mineralisation models on this satellite target. At Geita Hill East the drilling conﬁrmed continuation of mineralisation approximately 100m down-dip of previous drilling.
At Matandani pit drilling aimed to test the downdip extension of high grade mineralisation below the pit.
Following the successful completion of a 2D Seismic survey in 2015, a major 3D Seismic survey project was completed over a 20km
2
area covering the Nyankanga and Geita Hill deposits. The survey will produce high resolution results to a depth of 1,500m below these deposits. The data processing was completed in late 2016 and modelling and targeting will commence in early 2017.
Geological mapping focused on two target areas, one in the Central terrain and the other in the Nymulilima terrain, detailed mapping in Nyankanga and Geita Hill pits for the purposes of updating the geological models to be used in underground mine planning and exploration, as well as on the new exposures created by the Seismic survey road network over the Central terrain.
GEOLOGICAL CROSS-SECTION THROUGH STAR AND COMET
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P R O J E C T S
GGM’s exploration strategy will be focused on three areas. The ﬁrst is the upgrading and extension of surface and underground
Mineral Resource on the core producing deposits. The second is the aggressive exploration of Satellite targets within the lease area which have potential to produce satellite deposit ore sources. The third is exploration to support major projects.
In the core areas underground mining was successfully started at Star and Comet Cut 2 in 2016. Development to Star and Comet
Cut 3 was initiated from the Cut 2 platform and the underground ore mining at Star and Comet Cut 3 is planned to ramp up in
2017. Underground exploration drilling and mapping has been successfully implemented and ramped up on these two deposits.
Detailed mine design, planning and permitting for Nyankanga underground was completed in 2016 and underground development will commence in 2017. Inﬁll drilling from surface was completed for Block 5 at Nyankanga underground, while detailed planning and preparation for the exploration drilling of the remaining blocks from underground platforms was completed in 2016. Following the successful implementation of underground operations at Star and Comet and Nyankanga the underground exploration and development will be expanded to include Geita Hill and Ridge 8 deposits post 2017.
There are approximately 50 Satellite targets within GGM’s leases. Resourcing of the Satellite target exploration programme has lagged behind the core areas following the gold price decline in 2013 and the development of these targets has not kept pace with the core areas. The Satellite target exploration programme has been re-planned and dedicated resources are being put in place to support a more aggressive exploration programme on the Satellite targets in 2017. Consistent with previous years, the ten targets ranked as
Priority 1 will remain ﬁrst on the schedule as they have potential to provide near term value in the mine plan.
The other major project on GGM is the Refractory Ore project which encompasses the four deposits on Kukuluma terrain and their potential extensions: Matandani, Kukuluma, Area 3W and Area 3CS. Drilling was completed in 2015 within Matandani pit, which contains the largest sulphide Mineral Resource potential, in order to obtain samples for further metallurgical test work. Metallurgical scoping test work was successfully concluded in 2016. A PFS will commence in 2017 on the back of these test work results.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Geita
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured – – – – –
Indicated 10 x10,                           ✔               ✔
20 x 20,
25 x 25,
40 x 20,
40 x 40
– – – Classiﬁcation studies were undertaken
and revealed optimal spacing for the
project areas
Inferred 40 x 40,                           ✔               ✔
50 x 50,
80 x 40
– – – –
Grade/ore control
5 x 10,
10 x 5,
25 x 15
–               ✔ – – – Depths vary from 10m to 30m for
routine grade control drilling
C O N T I N E N T A L A F R I C A
c o n t i n u e d
G e i t a
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INCLUSIVE MINERAL RESOURCE
Geita
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Area 3 West (oxide) Measured – – – –
Indicated 0.22 2.61 0.58 0.02
Inferred 0.00 2.27 0.00 0.00
Total 0.22 2.60 0.58 0.02
Chipaka Measured – – – –
Indicated 0.42 2.18 0.91 0.03
Inferred 1.02 2.35 2.40 0.08
Total 1.44 2.30 3.30 0.11
Geita Hill (open pit) Measured – – – –
Indicated 6.28 2.83 17.75 0.57
Inferred 1.06 3.09 3.27 0.11
Total 7.34 2.86 21.02 0.68
Geita Hill (underground) Measured – – – –
Indicated – – – –
Inferred 9.12 4.42 40.34 1.30
Total 9.12 4.42 40.34 1.30
Kalondwa Hill Measured – – – –
Indicated – – – –
Inferred 0.39 4.14 1.62 0.05
Total 0.39 4.14 1.62 0.05
Kukuluma (oxides) Measured – – – –
Indicated 0.02 3.79 0.08 0.00
Inferred 0.01 2.42 0.02 0.00
Total 0.03 3.37 0.10 0.00
Kukuluma (transitional) Measured – – – –
Indicated 0.12 4.33 0.52 0.02
Inferred 0.03 5.06 0.15 0.00
Total 0.15 4.47 0.67 0.02
Kukuluma (sulphides) Measured – – – –
Indicated 0.03 4.85 0.12 0.00
Inferred 0.40 4.07 1.63 0.05
Total 0.43 4.11 1.75 0.06
Lone Cone Measured – – – –
Indicated 2.37 2.67 6.32 0.20
Inferred 1.04 3.12 3.25 0.10
Total 3.41 2.81 9.58 0.31
Matandani (oxides) Measured – – – –
Indicated 0.63 2.73 1.71 0.05
Inferred 0.19 3.20 0.61 0.02
Total 0.82 2.84 2.31 0.07
Matandani (transitional) Measured – – – –
Indicated 0.05 4.01 0.20 0.01
Inferred 0.08 4.65 0.38 0.01
Total 0.13 4.41 0.58 0.02
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
G e i t a
Geita
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Matandani (sulphides)
Measured
–
–
–
–
Indicated
0.04
4.59
0.20
0.01
Inferred
1.61
4.86
7.84
0.25
Total
1.66
4.85
8.04
0.26
Nyankanga (open pit) cut 7
Measured
–
–
–
–
Indicated
3.34
3.56
11.89
0.38
Inferred
0.02
3.59
0.09
0.00
Total
3.37
3.56
11.98
0.39
Nyankanga (open pit) cut 8
Measured
–
–
–
–
Indicated
8.06
5.24
42.28
1.36
Inferred
0.92
2.45
2.26
0.07
Total
8.99
4.96
44.54
1.43
Nyankanga (underground)
Measured
–
–
–
–
Indicated
0.80
7.50
6.03
0.19
Inferred
4.15
7.18
29.80
0.96
Total
4.96
7.23
35.83
1.15
Ridge 8 (open pit)
Measured
–
–
–
–
Indicated
0.93
2.27
2.11
0.07
Inferred
0.00
1.20
0.00
0.00
Total
0.93
2.26
2.11
0.07
Ridge 8 (underground)
Measured
–
–
–
–
Indicated
0.32
7.34
2.36
0.08
Inferred
1.03
7.45
7.66
0.25
Total
1.35
7.42
10.02
0.32
Roberts
Measured
–
–
–
–
Indicated
3.15
1.82
5.74
0.18
Inferred
0.09
3.97
0.37
0.01
Total
3.25
1.88
6.12
0.20
Star and Comet (open pit)
Measured
–
–
–
–
Indicated
0.27
3.25
0.87
0.03
Inferred
0.11
5.89
0.68
0.02
Total
0.38
4.04
1.54
0.05
Star and Comet (underground) cut 2
Measured
–
–
–
–
Indicated
0.11
9.26
1.02
0.03
Inferred
0.09
7.41
0.65
0.02
Total
0.20
8.44
1.67
0.05
Star and Comet (underground) cut 3
Measured
–
–
–
–
Indicated
0.90
7.73
6.98
0.22
Inferred
0.42
7.44
3.10
0.10
Total
1.32
7.64
10.07
0.32
Stockpile (full grade ore)
Measured
–
–
–
–
Indicated
0.47
3.25
1.53
0.05
Inferred
–
–
–
–
Total
0.47
3.25
1.53
0.05
INCLUSIVE MINERAL RESOURCE
continued
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INCLUSIVE MINERAL RESOURCE
continued
Geita
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Stockpile (marginal ore)
Measured
–
–
–
–
Indicated
11.55
0.93
10.73
0.35
Inferred
–
–
–
–
Total
11.55
0.93
10.73
0.35
Stockpile (refractory ore)
Measured
–
–
–
–
Indicated
0.56
2.80
1.57
0.05
Inferred
–
–
–
–
Total
0.56
2.80
1.57
0.05
Geita
Total
62.46
3.64
227.62
7.32
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
G e i t a
GEITA
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
45
40
35
30
25
20
15
10
5
0
7.5
6.5
5.5
4.5
3.5
2.5
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
GEITA
Grade tonnage curve underground (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
24
22
20
18
16
14
12
10
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
0.00 0.25 0.50 0.75 1.00 1.25 1.50 1.75 2.00 2.25 2.50 2.75 3.00
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
ESTIMATION
For the open pits the mineralisation boundaries for the individual deposits are deﬁned from the detailed logging of all geological drill holes. This information is validated and then used to create a 3D model. The geological model is subsequently populated with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into the blocks. A geostatistical technique called
UC is used to estimate the proportion of ore that occurs above the Mineral Resource cut-off and this is then reported assuming a speciﬁed SMU. The Mineral Resource is reported within a $1,400/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit. Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.
For the underground Mineral Resource at Star and Comet, Nyankanga and Geita Hill the geological model and the mineralised boundary as explained for the open pits remains the same. A high grade wireframe is delineated within the broader lower grade mineralised envelope. In this instance all geological controls are adhered to when determining this domain. Ordinary kriging models are then constructed within the low and high grade domains and numerous validation exercises are completed to ensure robust estimates are achieved. The ultimate open pit designs are used as the limiting boundaries between open pit and underground during the model compilation. The underground stopes and development are evaluated using the ordinary krig models while the open pit designs are evaluated using the UC models.
The grade tonnage curve does not include stockpiles.
EXCLUSIVE MINERAL RESOURCE
Geita
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
24.24
2.49
60.34
1.94
Inferred
21.81
4.87
106.12
3.41
Total
46.05
3.61
166.45
5.35
The exclusive Mineral Resource at Geita consists of:
•
the underground Mineral Resource (with the exception of Star and Comet Cut 3 Underground where a maiden underground Ore
Reserve has been declared)
•
all Mineral Resource that is located between the Ore Reserve pit shell (at a gold price of $1,100/oz) and the Mineral Resource pit shell (at a gold price of $1,400/oz)
•
material within the Ore Reserve pit shell and Star and Comet Cut 3 mine design that is at Inferred classiﬁcation or falls below the Ore
Reserve cut-off grade and above the Mineral Resource cut-off grade
This material forms potential extensions to the current LoM if it is converted to Ore Reserve. A signiﬁcant portion of this material is in the Inferred Mineral Resource category and inﬁll drilling programmes are planned to upgrade potentially economic areas to Indicated
Mineral Resource.
In instances where the mineralisation extends down-dip, below the current LoM design pit shell and where it could potentially be economically exploited by underground mining methods, a 35m crown pillar forms part of the exclusive Mineral Resource below the open pit limits.
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MINERAL RESOURCE BELOW INFRASTRUCTURE
Geita
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
2.14
7.66
16.39
0.53
Inferred
14.81
5.51
81.55
2.62
Total
16.95
5.78
97.94
3.15
Star and Comet Cut 2, Geita Hill and Nyankanga deposits all have depth extensions and are potential underground projects. Scoping studies performed on these projects show them to be economically viable at the Mineral Resource gold price of $1,400/oz. Currently no infrastructure is in place to access this Mineral Resource and they have been separately categorised as Mineral Resource below infrastructure.
GEITA year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
7.4
7.3
7.2
7.1
7.0
6.9
6.8
6.7
6.6
6.4
6.3
6.2
-0.49
0.01
0.63
0.00
0.30
0.00
0.00
-0.01
0.00
6.88
7.32
2015
Depletion
Exploration
Methodolog
y
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
GEITA
Inclusive Mineral Resource sensitivity
20
15
10
5
0
-5
-10
-15
-20
-25
-30
Geita is very sensitive to a drop in gold price as it
is transitioning from an open pit to an underground
operation.
As at 31st December 2016 there is an increase of approximately 0.44Moz (6.4%) in comparison to the previous year’s declaration.
The signiﬁcant movements are depletion of 0.49Moz which has been off set by a gain of 0.30Moz due to a decrease in costs and a gain of 0.63Moz on the updated underground Mineral Resource models.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
G e i t a
O R E R E S E R V E
ORE RESERVE
Geita
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Geita Hill (open pit)
Proved
–
–
–
–
Probable
2.94
2.90
8.53
0.27
Total
2.94
2.90
8.53
0.27
Nyankanga (open pit) cut 7
Proved
–
–
–
–
Probable
3.01
3.40
10.23
0.33
Total
3.01
3.40
10.23
0.33
Nyankanga (open pit) cut 8
Proved
–
–
–
–
Probable
5.80
5.63
32.62
1.05
Total
5.80
5.63
32.62
1.05
Star and Comet (underground) cut 3
Proved
–
–
–
–
Probable
0.71
6.31
4.46
0.14
Total
0.71
6.31
4.46
0.14
Stockpile (full grade ore)
Proved
–
–
–
–
Probable
0.47
3.18
1.50
0.05
Total
0.47
3.18
1.50
0.05
Stockpile (marginal ore)
Proved
–
–
–
–
Probable
3.48
1.10
3.84
0.12
Total
3.48
1.10
3.84
0.12
Geita
Total
16.41
3.73
61.17
1.97
ESTIMATION
The Mineral Resource models are used as the basis for Ore Reserve estimation. Input parameters consider for estimation include the
Ore Reserve gold price, mining dilution and recovery, geotechnical, stay in business capital, operating costs, metallurgical recovery, processing capacity, and mining equipment capacities. Appropriate Ore Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to speciﬁcations. Underground designs are completed, evaluated and signed off. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations completed for production and treatment schedules to check cash ﬂow analysis from the estimated Ore Reserve.
The Ore Reserve for GGM operating, prospective pits and underground mine areas were estimated using updated economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters. The environmental, socio-
political, legal and regulatory factors were also considered.
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C O N T I N E N T A L A F R I C A
c o n t i n u e d
G e i t a
ORE RESERVE MODIFYING FACTORS
Geita
Gold
price
Cut-off
grade
RMF
MRF
MRF
MCF
MetRF
as at 31 December 2016
US$/oz
g/t Au
% (based
on tonnes)
% (based
on tonnes)
% (based
on g/t)
%
%
Geita Hill (open pit) 1,100 1.50 90.0 108.0 92.0 98.0 89.3
Nyankanga (open pit) cut 7 and 8 1,100 1.40 95.0 105.0 95.0 98.0 92.7
Star and Comet (open pit) 1,100 1.60 90.0 108.0 92.0 98.0 90.5
Star and Comet (underground) cut 3 1,100 4.50 – – – 98.0 90.5
Stockpile (full grade ore) 1,100 1.45 – – – 98.0 91.0
Stockpile (marginal ore) 1,100 0.95 – – – 98.0 91.0
Dilution included in MRF and considered MCF of 98%
Modifying factors are applied during the production scheduling stage with the aim of closely estimating the tonnes, grade and metal that would be delivered to the ROM pad (i.e. Ore Reserve). The aim is to be able to fully account for all variance along the chain from the Mineral Resource model to process plant received and gold produced.
During the year, Geita continued to implement various elements of mine to mill improvements supported with blast movement tracking technology. The modifying factors considered are based on reconciliation, which is ongoing between Mineral Resource models, grade control models, mine design perimeters, actual mining and plant feed, speciﬁcally on the open pits. Limited historical data is available for the underground mine and the factors are based on recent drilling results from geology and from similar type underground deposits and mining methods as suggested by underground planning experts in the group.
For the open pits the MRF is applied during the production scheduling stage. Dilution included in MRF. These factors are also applied in the optimisation process, in the software package, to ensure the optimal selected shell reﬂects the impact of these factors.
The underground mines have the dilution and mining recovery losses separately applied during the production scheduling stage.
Mining recovery factor is estimated to cater for recovery losses from pillars and a further factor might be applied to cater for these pillars, depending on if they are mined-out at a later stage or not during detailed pit designs and scheduling process.
The MCF is applied after the production scheduling stage for both open pit and underground in the treatment schedule. The aim is to be able to fully account for all variance along the chain from the Mineral Resource model to process plant received and gold produced
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Geita
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Geita Hill (open pit) 0.44 3.72 1.65 0.05
Nyankanga (open pit) cut 8 0.23 1.73 0.39 0.01
Total 0.67 3.04 2.04 0.07
No Inferred Mineral Resource is included in the ﬁnal Ore Reserve reporting however, Inferred Mineral Resource within the Ore Reserve pit shell is included in the business plan. This material forms potential extensions to the current LoM if it is converted to Ore Reserve and inﬁll drilling programmes are planned to upgrade potentially economic areas to Indicated Mineral Resource.
For Nyankanga, the Inferred Mineral Resource is not included in the pit optimisation and therefore does not contribute to the economic assessment of the optimised pit. Although the selected Geita Hill East shells included around 16.2% of Inferred Mineral Resource, the Indicated Mineral Resource component on its own, is still able to yield favourable economic results for the ﬁnal designed pit. The
Inferred Mineral Resource in business plan is present within the ﬁnal pit shell as exclusive Mineral Resource.
Inferred Mineral Resource is not included in the Star and Comet underground mine design and Ore Reserve estimation process and therefore it does not contribute to the economic assessment of the underground Ore Reserve.
ORE RESERVE BELOW INFRASTRUCTURE
There is no Ore Reserve reported below infrastructure.
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GEITA year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
2.6
2.5
2.4
2.3
2.2
2.1
2.0
1.9
1.8
1.7
-0.04
-0.03
0.00
-0.23
0.00
-0.05
0.17
0.00
-0.44
0.00
2.60
1.97
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Year on year the Ore Reserve declined by 32% and 24%, in ore tonnes and metal content respectively. Driven primarily by changes in the overall economic parameters, speciﬁcally in Geita Hill East and depletions. Other areas contributing negatively to the Ore
Reserve include model changes at Nyankanga and Geita Hill and mining methodology change (from open pit to underground) at Star and Comet.
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S E C T I O N 4
A U S T R A L A S I A
The Australasia region
comprises two mines,
Sunrise Dam and Tropicana.
Regional overview /
153
Sunrise Dam /
156
Tropicana /
164
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A U S T R A L A S I A
A U S T R A L A S I A
R e g i o n a l o v e r v i e w
1
2
Western
Australia
Darwin
Brisbane
Sydney
Melbourne
Adelaide
Perth
Kalgoorlie
Canberra
Operations
1 Sunrise
Dam
2 Tropicana (70%)
0
1,000km
CONTRIBUTION TO
REGIONAL PRODUCTION
•
Sunrise Dam
44
•
Tropicana
56
%
CONTRIBUTION TO
GROUP PRODUCTION
•
Australasia
14
•
Rest of AngloGold Ashanti
86
%
KEY STATISTICS
Units
2016
2015
2014
Operational performance
Tonnes treated/milled Mt 8.9 8.2 7.8
Recovered grade oz/t 0.058 0.068 0.078
g/t
1.82
2.12 2.43
Gold production (attributable) 000oz 520 560 620
Total cash costs $/oz 793 702 804
Total production costs $/oz 1,056 919 1,070
All-in sustaining costs
(1)
$/oz 1,067 875 986
Capital expenditure (attributable) $m 109 78 91
(1)
Excludes stockpile write-offs.
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A s a t 3 1 D e c e m b e r 2 0 1 6 , t h e t o t a l a t t r i b u t a b l e M i n e r a l R e s o u r c e ( i n c l u s i v e o f t h e O r e R e s e r v e )
f o r t h e A u s t r a l a s i a r e g i o n w a s 1 1 . 5 M o z ( 2 0 1 5 : 9 . 3 M o z ) a n d t h e a t t r i b u t a b l e O r e R e s e r v e , 4 . 0 M o z
( 2 0 1 5 : 3 . 1 M o z ) .
This is equivalent to around 5% and 8% of the group’s Mineral Resource and Ore Reserve. Production from Australasia was steady at
520koz in 2016, equivalent to 14% of group production.
AngloGold Ashanti operates two mines in Western Australia: Sunrise Dam, which is wholly-owned, and Tropicana gold mine, a joint-
venture with Independence Group NL, who holds a 30% stake.
INCLUSIVE MINERAL RESOURCE
Australasia
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 31 1.08 33 1
Indicated 113 2.02 230 7
Inferred 49 1.92 95 3
Total 193 1.85 357 11
EXCLUSIVE MINERAL RESOURCE
Australasia
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 8 0.67 5 0
Indicated 72 1.85 133 4
Inferred 49 1.92 95 3
Total 129 1.80 233 7
ORE RESERVE
Australasia
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
Tonnes
Moz
Proved 23 1.23 28 1
Probable 42 2.32 97 3
Total 64 1.94 124 4
A U S T R A L A S I A
c o n t i n u e d
R e g i o n a l O v e r v i e w
CONTRIBUTION TO GROUP
TOTAL MINERAL RESOURCE
•
Australasia
5
•
Rest of AngloGold Ashanti
95
%
CONTRIBUTION TO GROUP
TOTAL ORE RESERVE
•
Australasia
8
•
Rest of AngloGold Ashanti
92
%
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AUSTRALASIA
MINERAL RESOURCE – ATTRIBUTABLE
(per operation/project)
4.4
5.6
4.9
5.9
Moz
7
6
5
4
3
2
1
0
Tropicana Sunrise Dam
2016
2015
AUSTRALASIA
ORE RESERVE – ATTRIBUTABLE
(per operation/project)
1.3
1.3
1.8
2.7
Moz
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2016
2015
Tropicana
Sunrise Dam
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I N T R O D U C T I O N
Property description
Sunrise Dam is an underground mine that is wholly owned by AngloGold Ashanti.
Location
Sunrise Dam is approximately 220km north-northeast of Kalgoorlie and 55km south of Laverton in
Western Australia.
History
Open pit production began in 1997 and has now been completed at a ﬁnal depth of 500m below surface.
Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. By 2014 the mine was wholly an underground mining operation supplemented with stockpile processing.
Legal aspects and
tenure
The Sunrise Dam Ore deposit is contained within a package of mining leases covering over 7,800Ha, which are in good standing with expiry dates ranging from 2029 to 2032. The Mineral Resource for the Sunrise Dam underground mine is contained within M39/217 (490.05ha) and M39/347 (939.2ha).
M39/347 contains the primary Ore Reserve and will be mined into the foreseeable future. The Golden
Delicious Mineral Resource is contained within the M38/426 mining lease (666.4ha). The remaining mining leases contain mine infrastructure, tailings stage facilities, and stockpiles.
Mining method
Mining is carried out by contractors. The underground mine is undergoing a signiﬁcant growth phase with production expected to reach 3.6mt of ore by 2020. The primary mining method is bulk mechanised sub-
level open stoping using stabilising pillars and waste back ﬁll where possible.
Operational
infrastructure
All required surface infrastructure is in place including a fully functional camp, plant, power plant and reticulation, ofﬁces and road system. The third electrical feeder to the underground mine has been completed during the year which will provide sufﬁcient electrical capacity for the underground mine to continue to ramp up to 3.6Mtpa.
Mineral processing
Ore is treated in a conventional gravity and CIL process plant.
Risks
None.
A U S T R A L A S I A
c o n t i n u e d
S u n r i s e D a m
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Plant centroid co-ordinates
122°26'18"E, 29°05'35"S
Daniel portal
Licences
Mining
Exploration
Exploration application
Underground workings
Mine Infrastructure
Pits
Plant
ROM Pad
TSF
Waste Dumps
Prospects
Golden Delicious
Roads
Main
Secondary
Lake Carey
Airfield
Village
to
Laverton
1 0 1 2km
Golden Delicious
Cleo Pit
Watu portal
WSZ portal
to Ka
lg
oor
lie
Mine village
Lake
Carey
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A U S T R A L A S I A
c o n t i n u e d
S u n r i s e D a m
COMPETENT PERSONS
Sunrise Dam
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Fraser Clark
MAusIMM
226 390
15 years
BSc Hons (Geology)
Postgraduate Certiﬁcate in Geostatistics
Ore Reserve
Peter Merry
MAusIMM
306 163
15 years
BEng (Mining)
GDE (Mining Engineering)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
Sunrise Dam is considered to be a mesothermal gold deposit typical of many orebodies found in the Archaean greenstone belts of
Western Australia.
MINERALISATION STYLE
At Sunrise Dam, gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted. There are three dominant styles recognised:
•
shear-related and high strain, e.g. Sunrise Shear Zone
•
stockwork development in planar faults with brittle characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) e.g. Cosmo,
Dolly, Vogue
•
placer-style mineralisation hosted within the ﬂuvial sediments
MINERALISATION CHARACTERISTICS
Mineralisation is typically hosted in quartz-carbonate veins and breccias with varying quantities of pyrite and arsenopyrite. Gold occurs as free gold and is also occulded in the sulphides. The gold mineralisation is often associated with strongly altered country rocks proximal to the shear and fracture network that the hydrothermal ﬂuids have passed through.
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W
2000m
1500m
Mineralised Zone
Shear Zone
Felsic Porphyry
Basalt & Dolerite
BIF
V olcanic Conglomerate
Megacrystic Andesite
Turbidite Beds
Andesite
Maﬁc
Legend
250m
E
Cleo upper shear
Midway shear zone
Sunrise shear zone
Western
shear zone
Elevation
GEOLOGICAL CROSS-SECTION THROUGH SUNRISE DAM
E X P L O R AT I O N
During 2016, the exploration plan was focused on Mineral Resource expansion drilling and Mineral Resource inﬁll drilling. The Mineral
Resource expansion drilling focused on drill testing the under explored portions of the mine at depth and along strike to supply additional Mineral Resource into the LoM plan. Signiﬁcant drill platforms have been established at the southern end of the mine to access the strike and depth extensions of the Vogue orebody. Strategic drill platforms have also been established to facilitate systematic exploration of the middle and northern regions of the property. The priority target is Carey Shear which was successfully explored with step-out drilling adding 326koz of Inferred Mineral Resource during the year. The Carey Shear remains open along strike and down-dip, providing signiﬁcant upside potential as the exploration proceeds Mineral Resource conversion.
Mineral Resource development drilling took place concurrently and focused on drilling in the southern strike extension of the upper part of the Vogue orebody. This has been highly successful during the year adding 185Koz to the Vogue Mineral Resource. Signiﬁcant
Indicated Mineral Resource additions also occurred in Cosmo North which added 61Koz.
P R O J E C T S
There are two projects in progress at Sunrise Dam, they are:
•
The Recovery Enhancement project which is looking to evaluate the feasibility of using ﬁne grind and ﬂotation to improve the process plant recovery. This project is currently in FS with construction planned for late 2017
•
The Materials Handling project which is exploring the options for reducing the long term materials handling costs at the mine by replacing part of the truck and haul operations used to transport material to the process plant
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A U S T R A L A S I A
c o n t i n u e d
S u n r i s e D a m
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Sunrise Dam
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured
–
–
–
–
–
–
Indicated
40 x 20                     ✔              ✔
–
–
–
–
Inferred
40 x 40                     ✔              ✔
–
–
– –
Grade/ore control
9 x 10
–              ✔
–
–
–
–
INCLUSIVE MINERAL RESOURCE
Sunrise Dam
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Golden Delicious
Measured
0.66
1.47
0.97
0.03
Indicated
2.40
1.24
2.98
0.10
Inferred
0.02
0.89
0.02
0.00
Total
3.09
1.29
3.97
0.13
Stockpile (open pit)
Measured
11.52
0.98
11.27
0.36
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
11.52
0.98
11.27
0.36
Underground
Measured
–
–
–
–
Indicated
49.53
2.41
119.36
3.84
Inferred
25.37
1.88
47.77
1.54
Total
74.90
2.23
167.12
5.37
Stockpile (underground)
Measured
0.15
2.54
0.38
0.01
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
0.15
2.54
0.38
0.01
Sunrise Dam
Total
89.66
2.04
182.74
5.88
ESTIMATION
Estimation of the underground Mineral Resource uses the geological model boundaries to subdivide all drill hole data into appropriate domains. The geostatistical method of ordinary block kriging is used to estimate the Mineral Resource. High-grade restraining is used to limit the effects of outlier grade values. Dense patterns of underground RC are completed prior to the ﬁnal mine design, upon which, grade control models are created using conditional simulation. This allows for the probabilistic determination of the optimal mining stope conﬁguration.
Mining of the open pit Mineral Resource was completed during 2012, and mining of the crown pillar at the base of the pit ﬁnished in early 2014. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining. Grades were estimated by means of the conditional simulation geostatistical method.
The Golden Delicious deposit has been estimated using UC. All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identiﬁcation of high-grade outliers. If these values are anomalous to the characteristics of the general population they are then cutback to an appropriate upper limit for the population.
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EXCLUSIVE MINERAL RESOURCE
Sunrise Dam
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
0.66
1.47
0.97
0.03
Indicated
41.37
2.23
92.19
2.96
Inferred
25.40
1.88
47.79
1.54
Total
67.43
2.09
140.95
4.53
The exclusive Mineral Resource includes a large portion of the underground Indicated Mineral Resource as the material is of a lower-grade and therefore fails to meet Ore Reserve cut-off grade requirements as well a small amount of Golden Delicious. The entire Inferred Mineral Resource in the underground mine is included in the exclusive Mineral Resource. Much of this Inferred Mineral
Resource is located in the deeper parts of the underground mine where the drill density is not yet adequate for the Mineral Resource to be considered in the Ore Reserve estimation process.
MINERAL RESOURCE BELOW INFRASTRUCTURE
Sunrise Dam
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
3.23
2.21
7.16
0.23
Inferred
14.84
1.96
29.16
0.94
Total
18.07
2.01
36.32
1.17
The Mineral Resource below infrastructure occurs in three of the mine areas – Vogue below 1,600mRL and Cosmo East below
1,550mRL and the entire Carey Shear.
SUNRISE DAM
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
5
4
3
2
1
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.25 0.50 0.75
1.25 1.50 1.75 2.00
2.50 2.75 3.00
1.00
2.25
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
SUNRISE DAM
Grade tonnage curve underground (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
200
180
160
140
120
100
80
60
40
20
0
14
12
10
8
6
4
2
0
0.5
1.0
1.5
2.0
3.0
3.5
4.0
4.5
5.0
5.5
6.0
2.5
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
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A U S T R A L A S I A
c o n t i n u e d
S u n r i s e D a m
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
SUNRISE DAM year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
6.0
5.8
5.6
5.4
5.2
5.0
4.8
4.6
4.4
-0.25
0.57
0.46
0.24
0.00
0.00
0.00
0.00
0.00
4.85
5.88
The increase in Mineral Resource from 2015 was largely due to successful exploration, a higher local gold price, AUD1817/oz (2015:
AUD1704/oz), as well as methodology change brought about by relaxing the required drill density to achieve an Indicated Mineral
Resource classiﬁcation and calibrating the grade – tonnage proﬁles in the Mineral Resource estimate to the grade control models.
In 2016, Golder Associates conducted a detailed simulation study to determine the optimal drill hole spacing required to classify an
Indicated Mineral Resource. The outcome of this study demonstrated that the drill hole spacing could be relaxed without having a detrimental effect on the tonnage and grade estimates.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
SUNRISE DAM
Inclusive Mineral Resource sensitivity
15
10
5
0
-5
-10
-15
O R E R E S E R V E
ORE RESERVE
Sunrise Dam
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Stockpile (open pit)
Proved
11.52
0.98
11.27
0.36
Probable
–
–
–
–
Total
11.52
0.98
11.27
0.36
Underground
Proved
–
–
–
–
Probable
10.56
2.86
30.15
0.97
Total
10.56
2.86
30.15
0.97
Stockpile (underground)
Proved
0.15
2.54
0.38
0.01
Probable
–
–
–
–
Total
0.15
2.54
0.38
0.01
Sunrise Dam
Total
22.23
1.88
41.80
1.34
As a low grade underground mine Sunrise Dam is
sensitive to changes in gold price.
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ESTIMATION
The underground Ore Reserve is based on portions of the Mineral Resource model which were projected to be mineable based on price, mining factors and mill recovery assumptions. The mining shapes are based on Indicated Mineral Resource materials that are projected to provide a 15% margin on total cost, based on the reference assumptions. Mine layout and designs have been created within mining shapes for each geological domain, to calculate the Ore Reserve directly from the Mineral Resource model. The Proved and Probable Ore Reserve was then deﬁned by applying the Mineral Resource classiﬁcation for each estimation domain.
ORE RESERVE MODIFYING FACTORS
Sunrise Dam
Gold
price
Cut-off
grade
Dilution
Dilution
MRF
MRF
MCF MetRF
as at 31 December 2016
AUD/oz
g/t Au
%
g/t
% (based
on tonnes)
% (based
on g/t)
%
%
Stockpile (open pit) 1,500 0.60 0.0 0.00 100.0 100.0 100.0 85.0
Underground 1,500 1.23 5.0 0.20 99.0 99.0 100.0 80.9
Stockpile (underground) 1,500 1.23 5.0 0.20 99.0 99.0 100.0 80.9
No signiﬁcant changes in the modiﬁcation factors used in the Ore Reserve as gold price and costs were fairly constant year-on-year.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Sunrise Dam
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Underground 2.63 3.27 8.60 0.28
Total 2.63 3.27 8.60 0.28
The Inferred Mineral Resource in the business plan includes extensions of all geological domains with the notable addition of areas of the Carey Shear domain being included for the ﬁrst time. Further exploratory drilling during 2017 is planned with the aim of increasing conﬁdence in these areas to bring them into the Ore Reserve.
ORE RESERVE BELOW INFRASTRUCTURE
No Ore Reserve reported below infrastructure.
SUNRISE DAM year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
-0.27
0.32
0.03
0.00
-0.01
0.00
0.00
0.01
0.00
0.00
1.34
1.25
1.35
1.30
1.25
1.20
1.15
1.10
1.05
1.00
0.95
0.90
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Year-on-year changes in Ore Reserve are due to a wider drill spacing being used that has resulted in more Indicated Mineral Resource available for conversion. The increase in the underground Ore Reserve is therefore a result of a large increase in the conversion of
Inferred to Indicated Mineral Resource during 2016, particularly in the Vogue domain.
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I N T R O D U C T I O N
Property description
Tropicana is a JV between AngloGold Ashanti (70%), which manages the operation, and Independence
Group NL (30%).
Location
Tropicana is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie, Western
Australia. Tropicana is the ﬁrst deposit discovered in this remote portion of the Great Victoria Desert.
History
Open pit mining began during 2012, with ﬁrst gold production occurring during September 2013.
Tropicana celebrated reaching the one million ounce milestone during 2015.
Legal aspects and
tenure
Tropicana has security of tenure for all current exploration licences and the mining lease that covers its future Ore Reserve:
•
M39/1096 valid from 11 March 2015 to 10 March 2036 covering a total area of 27,228ha.
The previous 31 mining leases comprising the 27,228ha (including M39/980, M39/981, M39/982 and
M39/1052) were conditionally surrendered in favour of the grant of the single mining lease M39/1096 on
11 March 2015 for 21 years with all existing rights and obligations preserved. This process was completed with the cooperation of the Department of Mines and Petroleum.
Mining method
Mining activities are undertaken by Macmahon in an alliance partnership with AngloGold Ashanti. Mining is conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits
(Havana, Tropicana and Boston Shaker). The total annual movement rate is approximately 60Mtpa.
Operational
infrastructure
All infrastructure facilities are in place and operational. The processing and tailings storage facilities are operating well, consistent with design speciﬁcations. The infrastructure includes, but it is not limited to a dedicated gas and diesel power station, water supply, processing plant, mine, dewatering infrastructure, tailing dump facility, workshops, camp facilities and airstrips.
Mineral processing
The processing plant comprises crushing, high pressure grinding rolls, one stage grinding and CIL recovery and has a capacity of 7.0 to 7.5Mtpa is anticipated.
Risks
None.
A U S T R A L A S I A
c o n t i n u e d
Tr o p i c a n a
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Boston Shaker
(BS03)
Tropicana
(TP02)
Havana Sth
(Shell)
Havana Sth
(HS01)
1
0
1
2km
Havana
(HA04)
Boston Shaker
(BS01)
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
TSF
Waste Dumps
Settlements
Villages
Roads
Main
Secondary
Airfield
to Kalg
oo
rlie
to th
Full Mining Lease area
e Borefield
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COMPETENT PERSONS
Tropicana
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Mark Kent MAusIMM 203 631 19 years BSc Hons (Geology)
MSc (Mineral Resource Evaluation)
Ore Reserve Jason Vos MAusIMM 310 219 21 years BEng (Mining)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
Together, the Tropicana, Havana, Havana South and Boston Shaker deposits deﬁne a north-east trending mineralised corridor, approximately 1.2km wide and 5km long, that has been tested to a vertical depth of more than 1,200m. The Mineral Resource remains open down-dip of Tropicana, Havana and Boston Shaker deposits and has the potential to be extended to the north and south.
Neither the immediate metamorphic host rocks nor the mineralised zones are exposed at surface due to the presence of widespread younger cover sequences of between 0.5m and 15m thick.
MINERALISATION STYLE
The Tropicana deposit comprises a mineralised zone up to 50m thick, hosted predominantly in quartzo-feldspathic gneiss with a garnet-gneiss dominated hangingwall package. The mineralisation is comprised of subordinate thin (3m to 5m), discontinuous mineralised lenses that typically return intercepts of >0.5g/t gold. The Havana deposit comprises a lower, laterally continuous, higher-
grade lode up to 50m thick that is overlain, in the central and southern parts of the proposed pit, by stacked, typically lower-grade and thinner (up to 25m thick) mineralised zones. Havana is also dominantly hosted in quartzo-feldspathic gneiss, again with a garnet gneiss dominated hangingwall.
MINERALISATION CHARACTERISTICS
Mineralisation is accompanied by pyrite (2% to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides.
The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism.
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NW
500m
SE
Legend
Amphibolite & granulite dominant gneiss
Fault / Shear
Regolith
Basaltdyke
Quartz, grunerite, pyrite, pyrrhotite breccia/chert
Garnet bearing amphibolite & granulite
Dominantly monzonitic, dioritic & tonalitic gneiss
Dominantly syenitic, dioritic & tonalitic gneiss
Orebody
200m
-200m
-400m
-600m
0m
Elevation
current open pit new proposed pit limits
GEOLOGICAL CROSS-SECTION THROUGH HAVANA PIT
E X P L O R AT I O N
During 2016 the Tropicana Joint Venture (TJV) brownﬁelds exploration programmes completed Mineral Resource development drilling at Tropicana for the Long Island Mining Study, and near mine exploration continued to explore for potential open pit satellite
Mineral Resource, within 60km of the mine. The Mineral Resource development drilling completed an initial 100 x 100m spaced drill programme to scope the down-dip extent of the Tropicana Mineralisation System in early 2016, and successfully identiﬁed signiﬁcant extensions of the Tropicana mineralisation at Havana South and Boston Shaker. Mineral Resource Development drilling continued
through 2016, completing inﬁll drilling at Havana South, Havana, Tropicana and Boston Shaker. The results of the Mineral Resource development work will update the 2016 Mineral Resource, for the Long Island Mining Study, scheduled for completion mid-2017.
The near mine exploration programmes comprise a mix of advanced and early stage exploration including DD, RC and AC drilling, testing prospects such as Madras, New Zebra, Paradise, Angel Eyes and Sanpan, following a comprehensive target generation exercise in early 2016. The results of the 2016 exploration drilling and targeting work provide a comprehensive pipeline of exploration targets, with a focus on near mine exploration going forward in 2017.
P R O J E C T S
Tropicana is currently undertaking the Long Island FS. The Long Island Study is based on waste overburden mining of the depth extensions of the Tropicana mineralised system that uses the completed Tropicana pit as an initial void into which waste will be backﬁlled. The proposed backﬁlling of the Tropicana pit in conjunction with waste overburden mining will greatly reduce the cost of mining waste by introducing short, horizontal hauls instead of the long uphill hauls out of the pit to surface waste dumps that would be required by conventional mining.
The drilling programme to support the study is nearing completion and work is continuing on aspects such as bench height, the grade control approach, the mining rate and the optimal mining ﬂeet conﬁguration. A programme of 161,000m of RC and DD carried out during 2015 and 2016 to test the strike extent and down-dip extensions of the known mineralised system has been highly successful, contributing to a 45% increase in Ore Reserve and a 27% increase in the Mineral Resource, highlighting the signiﬁcant upside potential of the system.
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A U S T R A L A S I A
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Tr o p i c a n a
It is anticipated that the FS study will be completed in Q2 2017 and the initial Long Island cutback would commence in 2019 when the Tropicana pit has been mined to full depth.
The Plant Optimisation Project, which aimed to lift throughput to 7.5mtpa, has been completed, with commissioning of two additional
CIL tanks in October 2016.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Tropicana
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured 25 x 25                          ✔                 ✔ – – – –
Indicated 50 x 50                          ✔                 ✔ – – – –
Inferred 100 x 100                      ✔                 ✔ – – – –
Grade/ore control 10 x 12 –                 ✔ – – – –
INCLUSIVE MINERAL RESOURCE
Tropicana
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Boston Shaker Stage 1 – BS01 Measured 0.92 1.91 1.76 0.06
Indicated 0.01 1.33 0.01 0.00
Inferred – – – –
Total 0.93 1.90 1.77 0.06
Havana Stage 2 – HA02 Measured 0.01 2.48 0.02 0.00
Indicated 2.11 2.15 4.53 0.15
Inferred – – – –
Total 2.12 2.15 4.55 0.15
Boston Shaker Stage 3 – BS03 Measured 0.42 1.84 0.77 0.02
Indicated 3.19 2.20 7.00 0.23
Inferred 0.83 1.89 1.57 0.05
Total 4.44 2.10 9.35 0.30
Havana Stage 3 – HA03 Measured 0.86 2.40 2.06 0.07
Indicated 6.57 1.70 11.14 0.36
Inferred 0.00 0.47 0.00 0.00
Total 7.43 1.78 13.21 0.42
Tropicana Stage 2 – TP02 Measured 3.91 1.79 7.02 0.23
Indicated 6.56 1.84 12.09 0.39
Inferred 0.00 2.15 0.00 0.00
Total 10.48 1.82 19.12 0.61
Havana Stage 4 – HA04 Measured 0.06 1.43 0.09 0.00
Indicated 19.17 1.78 34.04 1.09
Inferred 0.00 0.94 0.00 0.00
Total 19.24 1.77 34.14 1.10
Havana South Stage 1 – HS01 Measured – – – –
Indicated 8.94 1.26 11.29 0.36
Inferred 0.02 1.71 0.03 0.00
Total 8.96 1.26 11.32 0.36
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Tropicana
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Havana South Shell
Measured
–
–
–
–
Indicated
10.24
1.10
11.21
0.36
Inferred
14.77
1.28
18.96
0.61
Total
25.01
1.21
30.17
0.97
Stockpile (open pit)
Measured
12.06
0.73
8.81
0.28
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
12.06
0.73
8.81
0.28
Underground
Measured
–
–
–
–
Indicated
4.74
3.38
15.99
0.51
Inferred
8.30
3.15
26.17
0.84
Total
13.04
3.23
42.16
1.36
Tropicana
Total
103.70
1.68
174.58
5.61
ESTIMATION
All available geological drill-hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains.
The recoverable gold Mineral Resource for the open pit is estimated by Local Uniform Conditioning (LUC). UC estimates the proportion of material recovered by mining above a cut-off grade, assuming a speciﬁed SMU, LUC goes a step further to position the SMU-size block within the estimated panel based on the most likely position of the higher grade SMU blocks relative to the lower grades SMU blocks.
The underground Mineral Resource estimate uses all available drilling targeting the down plunge and along strike extents of the mineralisation, outside the current open pit limits. The geostatistical method of ordinary kriging is used to estimate the underground
Mineral Resource.
TROPICANA
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
150
140
120
100
80
60
40
20
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.1 0.2 0.3 0.4
0.7 0.8 0.9
1.2
1.4 1.5
0.5 0.6
1.0 1.1
1.3
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
TROPICANA
Grade tonnage curve underground (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
14
12
10
8
6
4
2
0
5.2
5.0
4.8
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
INCLUSIVE MINERAL RESOURCE
continued
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A U S T R A L A S I A
c o n t i n u e d
Tr o p i c a n a
EXCLUSIVE MINERAL RESOURCE
Tropicana
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
7.27
0.59
4.32
0.14
Indicated
30.43
1.34
40.83
1.31
Inferred
23.93
1.95
46.73
1.50
Total
61.63
1.49
91.88
2.95
The exclusive Mineral Resource includes Inferred Mineral Resource at depth in the designed pits and optimised shells, as well as the underground Mineral Resource, which is not yet drilled to a level of conﬁdence to support an Ore Reserve.
MINERAL RESOURCE BELOW INFRASTRUCTURE
Tropicana
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
–
–
–
–
Indicated
4.74
3.38
15.99
0.51
Inferred
8.30
3.15
26.17
0.84
Total
13.04
3.23
42.16
1.36
The underground Mineral Resource is considered as being below infrastructure, as no development has yet taken place or is currently planned.
The Mineral Resource has increased signiﬁcantly due to exploration success within and below the previous Mineral Resource limits.
This success, coupled with some innovative thinking around mine planning led to the start of waste-dumping within the mined-out pits, has reduced the mining costs, and also allowed for the extension of the underground Mineral Resource to cover all areas down-dip from the open pits.
TROPICANA year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
5.8
5.6
5.4
5.2
5.0
4.8
4.6
4.4
4.2
4.0
3.8
-0.24
1.28
-0.42
0.00
0.60
0.00
0.00
0.00
0.00
4.40
5.61
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
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O R E R E S E R V E
ORE RESERVE
Tropicana
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Boston Shaker Stage 1 – BS01
Proved
0.75
2.24
1.67
0.05
Probable
0.00
1.61
0.01
0.00
Total
0.75
2.23
1.67
0.05
Havana Stage 2 – HA02
Proved
0.01
2.81
0.02
0.00
Probable
1.69
2.54
4.30
0.14
Total
1.70
2.55
4.32
0.14
Havana Stage 3 – HA03
Proved
0.64
3.05
1.94
0.06
Probable
4.71
2.15
10.15
0.33
Total
5.35
2.26
12.09
0.39
Tropicana Stage 2 – TP02
Proved
3.13
2.11
6.59
0.21
Probable
5.12
2.21
11.31
0.36
Total
8.25
2.17
17.90
0.58
Havana Stage 4 – HA04
Proved
0.03
1.90
0.05
0.00
Probable
14.19
2.21
31.33
1.01
Total
14.21
2.21
31.39
1.01
Havana South Stage 1 – HS01
Proved
–
–
–
–
Probable
5.37
1.75
9.38
0.30
Total
5.37
1.75
9.38
0.30
Stockpile (open pit)
Proved
6.43
0.92
5.95
0.19
Probable
–
–
–
–
Total
6.43
0.92
5.95
0.19
Tropicana
Total
42.07
1.97
82.70
2.66
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
TROPICANA
Inclusive Mineral Resource sensitivity
8
6
4
2
0
-2
-4
-6
-8
-10
The open pit Mineral Resource is sensitive to gold
price changes in the Havana South and Boston
Shaker areas at the south and north of the mine,
respectively. In other areas, the pit designs are
fixed based on the current business plan.
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ESTIMATION
The Ore Reserve for Tropicana is based on an operating LoM plan and a PFS. For the operating LOM plan, a FS was completed in 2010, which determined a technically achievable and ﬁnancially economic mine plan. The pits that make up the operating LoM plan are Tropicana, Havana, Boston Shaker and Havana South. The PFS is based on an expansion of Havana. All Ore Reserve is estimated by reporting physicals (volumes, tonnes, grades, material types, etc.) against the Mineral Resource model within detailed staged pit designs. Ore Reserve physicals are then put through a ﬁnancial model for economic evaluation.
ORE RESERVE MODIFYING FACTORS
Tropicana
Gold
price
Cut-off
grade
MCF      MetRF
as at 31 December 2016
AUD/oz
g/t Au
%
%
1,500
0.70
100.0
90.0
The metallurgical recovery is based upon historical performance of the process plant to date. This is the only factor applied in the Ore
Reserve estimation process. Mining selectivity was accounted for during the Mineral Resource estimation process, which produced a diluted Mineral Resource model. Consequently, no further adjustment was made and 100% mining recovery and no grade dilution were assumed during the Ore Reserve estimation process.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Tropicana
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Tropicana Stage 2 – TP02
0.00
0.07
0.00
0.00
Havana Stage 4 – HA04
0.00
1.68
0.00
0.00
Havana South Stage 1 – HS01
0.01
3.56
0.02
0.00
Total
0.01
3.29
0.02
0.00
All Mineral Resource categories, including the Inferred Mineral Resource, were included in the business plan but excluded from the
Ore Reserve. It is noted that there is an insigniﬁcant percentage of Inferred Mineral Resource (approximately 0.1% by tonnage) within the pit designs used.
ORE RESERVE BELOW INFRASTRUCTURE
No Ore Reserve reported below infrastructure.
TROPICANA year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
-0.32
0.10
1.04
0.00
0.00
0.00
0.00
-0.00
0.00
0.00
2.66
1.83
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
A U S T R A L A S I A
c o n t i n u e d
Tr o p i c a n a
Changes in the Ore Reserve are mainly due to the addition of a large cutback on the Havana pit and depletion during 2016 operations.
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S E C T I O N 5
A M E R I C A S
T h e A m e r i c a s r e g i o n i n c o r p o r a t e s
t h r e e m i n i n g o p e r a t i o n s i n B r a z i l
a n d A r g e n t i n a , a n a c t i v e g r e e n f i e l d
e x p l o r a t i o n a n d a d v a n c e d p r o j e c t
d e v e l o p m e n t p r o g r a m m e i n C o l o m b i a .
Regional overview /
175
Argentina /
178
Brazil /
188
Colombia /
230
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A M E R I C A S
Operations
Argentina
1   Cerro Vanguardia (92.5%)
Brazil
2   Serra Grande
3   AGA Mineração
Advanced greenfield projects
4
Colombia
    Gramalote (51%)
    La Colosa
    Quebradona (92.72%)
1
2
4
3
CONTRIBUTION TO
GROUP PRODUCTION
•
Americas
23
•
Rest of AngloGold Ashanti
77
%
CONTRIBUTION TO
REGIONAL PRODUCTION
•
Argentina
34
•
Brazil
66
%
A M E R I C A S
R e g i o n a l o v e r v i e w
KEY STATISTICS
Units
2016
2015
2014
Operational performance
(1)
Tonnes treated/milled Mt 7.0 7.0 6.8
Recovered grade oz/t 0.106 0.108 0.104
g/t
3.64
3.71 3.58
Gold production (attributable) 000oz 820 948 996
– Continuing operations 808 831 785
– Discontinued operations – 117 211
Silver (attributable) Moz 4.9 4.4 3.1
Total cash costs $/oz 578 576 676
Total production costs $/oz 909 845 918
All-in sustaining costs
(2)
$/oz 875 792 974
Capital expenditure (100% basis) $m 225 196 225
(1)
Operational performance data for the Americas region is for the continuing operations (excludes CC&V which was sold effective 3 August 2015), unless otherwise stated. Comparative data for operational performance has been restated
(2)
Excludes stockpile write-offs
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A M E R I C A S
c o n t i n u e d
R e g i o n a l o v e r v i e w
A s a t 3 1 D e c e m b e r 2 0 1 6 , t h e t o t a l a t t r i b u t a b l e M i n e r a l R e s o u r c e ( i n c l u s i v e o f t h e O r e R e s e r v e )
f o r t h e A m e r i c a s r e g i o n w a s 5 8 . 1 M o z ( 2 0 1 5 : 5 7 . 6 M o z ) a n d t h e a t t r i b u t a b l e O r e R e s e r v e , 3 . 1 M o z
( 2 0 1 5 : 3 . 2 M o z ) .
This is equivalent to around 27% and 6% of the group’s Mineral Resource and Ore Reserve respectively. Combined production for the
Americas was 820koz of gold in 2016, equivalent to 23% of group production.
CONTRIBUTION TO GROUP
TOTAL MINERAL RESOURCE
•
Americas
27
•
Rest of AngloGold Ashanti
73
%
CONTRIBUTION TO GROUP
TOTAL ORE RESERVE
•
Americas
6
•
Rest of AngloGold Ashanti
94
%
AngloGold Ashanti has three operations in the Americas, the Cerro Vanguardia mine in Argentina (AngloGold Ashanti 92.5% and Formicruz
7.5%), AngloGold Ashanti Córrego do Sítio Mineração operations (which is referred to as AGA Mineração and includes the Cuiabá,
Lamego and Córrego do Sítio (CdS) mines) and Serra Grande, both in Brazil, and three advanced greenﬁeld projects in Colombia.
The projects in Colombia form a signiﬁcant contribution to AngloGold Ashanti’s Mineral Resource with the three projects, La Colosa,
Quebradona (AngloGold Ashanti 92.72% and B2Gold 7.28%) and Gramalote (AngloGold Ashanti 51% and B2Gold 49%) contributing
37.6Moz.
INCLUSIVE MINERAL RESOURCE
Americas
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 49 3.41 168 5
Indicated 1,044 0.96 1,001 32
Inferred 908 0.70 638 21
Total 2,002 0.90 1,807 58
EXCLUSIVE MINERAL RESOURCE
Americas
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 36 3.38 121 4
Indicated 1,032 0.90 925 30
Inferred 907 0.70 631 20
Total 1,974 0.85 1,677 54
ORE RESERVE
Americas
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 12 2.67 32 1
Probable 15 4.54 66 2
Total 27 3.69 98 3
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AMERICAS
MINERAL RESOURCE – ATTRIBUTABLE
(per operation/project)
3.3
3.1
3.5
3.5
3.4
3.6
5.7
5.6
13
14
28
28
Moz
30
25
20
15
10
5
0
Cerro
Vanguardia
Gramalote
Serra
Grande
Quebradona
La Colosa
AGA
Mineração
2016
2015
AMERICAS
ORE RESERVE – ATTRIBUTABLE
(per operation/project)
0.4
0.5
1.2
0.9
1.6
1.7
Moz
3.0
2.5
2.0
1.5
1.0
0.5
0
Serra
Grande
Cerro
Vanguardia
AGA
Mineração
2016
2015
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A M E R I C A S
c o n t i n u e d
A r g e n t i n a
C O U N T RY O V E R V I E W
Cordoba
ARGENTINA
Santa Fe
Buenos Aires
Bahia Blanca
San Julian
Rio Gallegos
Operations
1 Cerro
Vanguardia
0
1,000km
1
AngloGold Ashanti has a single operation in
Argentina, the Cerro Vanguardia mine, which is
a JV with Formicruz (a state company operating
in the province of Santa Cruz). Formicruz holds a
7.5% interest in the mine, with the remaining
92.5% belonging to AngloGold Ashanti. Production
is from both underground and open pit mining and
is fed either into a Merrill Crowe plant or onto
a heap-leach.
INCLUSIVE MINERAL RESOURCE
Argentina
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 9 1.80 16 1
Indicated 21 3.20 69 2
Inferred 4 2.78 10 0
Total 34 2.78 95 3
EXCLUSIVE MINERAL RESOURCE
Argentina
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 4 2.10 8 0
Indicated 19 2.61 49 2
Inferred 3 1.69 5 0
Total 26 2.43 62 2
ORE RESERVE
Argentina
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 6 1.47 9 0
Probable 4 4.85 21 1
Total 10 2.88 29 1
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A M E R I C A S
c o n t i n u e d
C e r r o V a n g u a r d i a
I N T R O D U C T I O N
Property description
Cerro Vanguardia is a gold-silver mine. A number of open pits and multiple underground mines, located in different parts of the property, are mined at the same time. AngloGold Ashanti has a 92.5% stake in Cerro
Vanguardia, the company’s sole operation in Argentina, with Fomicruz, a state company operating in the province of Santa Cruz, owning the remaining 7.5%. The climate is semi-arid and although snow is not rare, winter is mild and exploration activities are normally possible all year round.
Location
Cerro Vanguardia is located in Santa Cruz province, southern Patagonia, Argentina, approximately 110km north-northwest of the coastal town of Puerto San Julián. Access to the area is by aircraft from Buenos
Aires to Comodoro Rivadavia (380km) or Rio Gallegos (510km) and subsequently by road to the mine site.
History
Gold exploration at the site started in late 1980s by the state owned Fomicruz and Minera Mincorp (JV between Anglo American Argentina Holdings Limited and the local private company Perez Companc).
Cerro Vanguardia started out as an open pit operation in 1998, which was supplemented in 2010 with the start of shallow underground mining to access high-grade material. The heap-leaching operation started in 2012. The mine has been operated by AngloGold Ashanti since 1998.
Legal aspects and
tenure
The mining lease encompasses an area of approximately 543km
2
. The licence 402642/CV/97 covers the full
Ore Reserve and was issued on the 27 December 1996 and expires on the 26 December 2036.
Mining method
Cerro Vanguardia uses conventional open pit mining with a doubled bench height of 20m and in the underground, longhole stoping. Open pit mining is distributed between multiple operating pits, typically three to ﬁve at any one time, depending on the plant feed requirements. Currently, there are four underground mines which are operated at same time, located at Fortuna, Osvaldo 8, Verónica and
Zorro veins. Two more are in development (Liliana and Serena). The underground workings, which began production in 2010, account for around 30% of total production, a percentage that will increase in the next few years. Low-grade material is stockpiled and processed as heap-leaching.
Operational
infrastructure
Most of the infrastructure is located on a single area. It includes a camp site with capacity for more than 1,000 people, Merrill Crowe plant, heap-leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators fed by a 40km long pipeline provide electricity to the operation. Natural gas is also used for heating. Mine ofﬁces facilities are conveniently located in the main mining area. Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local single or multiple waste dumps. The tailings dam is located in and contained by a natural depression.
Mineral processing
Waste dumps and heap-leach stockpiles are located adjacent to each pit. Plant grade ore feed is trucked to either the long-range or the short-range stockpiles in order to smooth out the head grades and avoid recovery losses due to higher than planned silver grades.
The metallurgical plant, has a daily capacity of 3,000t and includes a cyanide recovery facility.
Production capacity of the heap-leach facility, which was commissioned in the last quarter of 2012 and processes lower-grade material, is around 2.0Mtpa at gold and silver grades of around 0.65g/t and
17g/t respectively.
Risks
The Mineral Resource and Ore Reserve is sensitive to gold and silver prices as well as to local exchange rate ﬂuctuations (ARS versus US$). The low grades from the open pits and difﬁcult hydrogeological and geotechnical conditions for underground are on-going risks that are managed on a day to day basis.
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A M E R I C A S
c o n t i n u e d
C e r r o V a n g u a r d i a
Vanguardia
3 CB4
Luciana
3 CB2
Mangas CB6
Lucy CB1
Rocío CB1
Osvaldo Diez
CB9
Potrero
CB3
Gabriela CB3
Loma CB9
Luciana
6 CB4
Loma CB6
Luciana 1 CB2
Patty CB3
Patty CB4
Leon
Full Mining Lease area
ardo
CB2
Plant centroid co-ordinates
68°15'46"W, 48°23'08"S
0
1
2km
to Comodoro Rivadavia /
Rio Gallegos
Serena portal
Fortuna - Level 225
Fortuna - Level 205
Zorro portal
Osvaldo Diez CB8
Level 70
Level 125
Level 85
Liliana Sur
Portal
Liliana Norte
Portal
Licences
Mine infrastructure
Roads
Mining
Pits
Plant
Stockpiles
Leach pad
TSF
Waste dumps
Main
Secondary
Airfield
Underground workings
Verónica portal
8
L
L
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COMPETENT PERSONS
Cerro Vanguardia
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Juan Paredes MAusIMM 227 738 20 years PhD (Geology)
Ore Reserve Javier Santillan MAusIMM 319 366 13 years BSc (Mining Engineering)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The Middle to Upper Jurassic ignimbrites and volcanic rocks from Chon Aike formation host a low-sulphidation epithermal gold and silver deposit. The thickness of the ignimbrite sequence is estimated to have exceeded 1,000m, but some lateral variations have been identiﬁed across the district. Epithermal Au-Ag bearing structures cut across all Jurassic rocks in the stratigraphy. The two main ignimbrite units, Masiva-Lajosa and Granosa, host the majority of mineralised veins. The Masiva-Lajosa ignimbrite occurs at the top of the sequence whilst the Granosa ignimbrite occurs towards the bottom. These two ignimbrites are separated by two thinner, polymictic ignimbrite units (Brechosa and Brechosa Base) and a sequence of stratiﬁed crystal to ash-rich tuffs (Estratiﬁcada unit). The base of the sequence is a mixed unit of stratiﬁed ignimbrite intercalated with ﬁne-grained tuffs (Estratiﬁcada Inferior ignimbrite).
MINERALISATION STYLE
Cerro Vanguardia is located in the core of the 60,000km
2
Deseado Massif, one of the most extensive volcanic complexes in southern
Patagonia, Argentina. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age deposited over Paleozoic low-grade metamorphic basement rocks. These rocks are exposed in erosional windows through overlying Cretaceous sediments and Tertiary to Quaternary basalts. The orebodies comprise a series of low-sulphidation epithermal vein deposits containing gold and large quantities of silver, produced as a by-product.
MINERALISATION CHARACTERISTICS
The mineralisation is concentrated in steeply-dipping quartz veins that cut the ﬂat-lying ignimbrites and volcaniclastic rocks. The Cerro
Vanguardia district contains around 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km. Fifty-seven veins are currently known to contain economic gold and silver mineralisation.
All veins at Cerro Vanguardia consist mainly of quartz and adularia containing minor electrum, native gold, silver sulphides and native silver as ﬁne-grained disseminations. Vein textures are mainly characterised by colloform-crustiform banding, pseudomorphic quartz-
lattice textures, massive-to-vuggy quartz veins and vein breccias. 40Ar/39Ar dating on adularia from the Osvaldo Diez vein yielded ages of around 153Ma, while the age of the thick sequence of ignimbrites hosting the veins has been dated between 166 to 150Ma.
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A M E R I C A S
c o n t i n u e d
C e r r o V a n g u a r d i a
200m
300m
400m
100m
0m
-100m
NE
Cerro V anguardia Hill
SW
Elevation
Legend
Mineralised zone
Granosa Ignimbrite
Masiva Lajosa Ignimbrite
Estratiﬁcada Ignimbrite
100m
GEOLOGICAL CROSS-SECTION OF CERRO VANGUARDIA AREA
E X P L O R AT I O N
The 2016 exploration programme comprised of 2,749m of DD and 3,546m of RC, as well as 14,000m of trenches and more than
4,000m of channel sampling.
Surface exploration targeted poorly explored areas of the outer parts of the district while the drilling focused on the identiﬁcation and development of the Mineral Resource in the central core area and around the southern part of the main central zone.
The main veins drilled during 2016 were: Liliana, Mangas, Patty, Paula, Serena Sur and Verónica. At Liliana and Mangas the downdip extension of mineralisation was identiﬁed. At Patty, Paula and Verónica, small, shallow ore shoots were deﬁned and at Serena Sur, near-surface, open pit, high-grade Mineral Resource was also delineated. The additional Mineral Resource generated was separated into full-grade vein material and low-grade heap-leaching material.
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P R O J E C T S
Cerro Vanguardia currently mines from multiple open pits that are up to 200m deep. The highest grade and thickest veins were mined
ﬁrst to maximise the project’s NPV leaving behind the thinner lower grade veins.
The startup of the heap-leach in 2012 turned low-grade material associated with some of these veins into new exploration targets.
Currently, the heap-leach Mineral Resource consists only of stockworks material that is being mined concurrently with ore destined for the metallurgical plant or from stockpiles. A project was therefore initiated to identify the lower grade veins that were previously unmined and that could be mined for heap-leaching. This is ongoing.
The underground mining at Cerro Vanguardia complements the open pit production and will gradually become more dominant.
The tonnage from the open pits will decrease as the high-stripping-ratio open pits are replaced by underground operations. The underground mines are currently producing 330,000tpa and are expected to increase production to 420,000tpa next year and then up to 500,000tpa. Currently, several veins are being mined from underground with additional projects planned.
Mapping and new exploration supported by geophysics is focused on discovering new veins, domes and other potential bulk-
tonnage, low-grade deposits not previously investigated. This work is ongoing mainly in the less known western and southern areas of the property, and is complemented with the search for any possible concealed high-grade ore shoots located within the central part of the district.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Cerro Vanguardia
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured 12 x 5 – – – –
Indicated 40 x 40 – – –
Inferred 80 x 80 – – –
Grade/ore control 6 x 15, 12 x 5 – – – –
INCLUSIVE MINERAL RESOURCE
Cerro Vanguardia
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Vein (open pit) Measured 1.95 5.21 10.14 0.33
Indicated 8.94 5.31 47.45 1.53
Inferred 1.12 5.52 6.20 0.20
Total 12.01 5.31 63.79 2.05
Stockwork material Measured 2.41 0.64 1.55 0.05
Indicated 11.11 0.55 6.14 0.20
Inferred 2.03 0.50 1.02 0.03
Total 15.55 0.56 8.70 0.28
Vein (underground) Measured 0.23 9.11 2.14 0.07
Indicated 1.36 11.03 15.04 0.48
Inferred 0.47 6.01 2.85 0.09
Total 2.07 9.66 20.03 0.64
Heap leach stockpile Measured 4.55 0.58 2.64 0.08
Indicated – – – –
Inferred – – – –
Total 4.55 0.58 2.64 0.08
Cerro Vanguardia
Total 34.19 2.78 95.16 3.06
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A M E R I C A S
c o n t i n u e d
C e r r o V a n g u a r d i a
CERRO VANGUARDIA
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
14
12
10
8
6
4
2
0
18
16
14
12
10
8
6
4
2
0
1
3
4
6
7
9
10
2
5
8
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
CERRO VANGUARDIA
Grade tonnage curve underground (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
2.2
2.0
1.9
1.6
1.4
1.2
1.0
0.8
0.6
0.4
20
18
16
14
12
10
8
0
1
3
4
6
7
9
10
2
5
8
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: SILVER (Ag)
Cerro Vanguardia
Tonnes
Grade
Contained silver (Ag)
Category
million
g/t
tonnes
Moz
Measured 9 45.43 416 13
Indicated 21 74.11 1,587 51
Inferred 4 79.85 289 9
Cerro Vanguardia
Total 34 67.05 2,292 74
ESTIMATION
The mineralisation boundaries for each geological entity (veins, stockwork and wall rock) are deﬁned from the detailed logging of all geological drill holes. This data is validated and the information then used to create a 3D model. This model is subsequently overlain with a 5m x 25m x 5m block model.
Volumetric measurements of the deposit are computed using the relevant block dimensions. Ordinary kriging is used to perform the grade interpolation and ﬁeld tests are conducted to determine appropriate in situ densities.
Conditional simulations are performed in the main deposits for uncertainty assessment and for the classiﬁcation of the Mineral
Resource. This has been validated to conform to the internal AngloGold Ashanti 15% rule guidelines. For the veins where simulations are not done, drill density is used to classify the Mineral Resource.
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EXCLUSIVE MINERAL RESOURCE
Cerro Vanguardia
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 3.75 2.10 7.89 0.25
Indicated 18.83 2.61 49.15 1.58
Inferred 2.97 1.69 5.03 0.16
Total 25.55 2.43 62.07 2.00
The exclusive Mineral Resource is primarily located between the pit design and the Mineral Resource shell and exists due to the difference in the economic parameters that have been used.
Where the grades of gold and silver are above the Mineral Resource cut-off but below the Ore Reserve cut-off, signiﬁcant zones of exclusive Mineral Resource will be generated. Very deep Mineral Resource will also not be converted in the near term to Ore Reserve and is therefore listed as exclusive Mineral Resource.
MINERAL RESOURCE BELOW INFRASTRUCTURE
Cerro Vanguardia
Tonnes
Grade
Contained gold
Category
million
g/t
tonnes
Moz
Measured – – – –
Indicated – – – –
Inferred 0.30 0.35 0.10 0.00
Total 0.30 0.35 0.10 0.00
CERRO VANGUARDIA year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
3.35
3.30
3.25
3.20
3.15
3.10
3.05
3.00
2.95
-0.30
0.02
0.00
-0.01
0.00
0.00
0.00
0.00
0.02
3.33
3.06
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Year-on-year changes in Mineral Resource are mainly related to depletion.
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A M E R I C A S
c o n t i n u e d
C e r r o V a n g u a r d i a
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
CERRO VANGUARDIA
Inclusive Mineral Resource sensitivity
35
30
25
20
15
10
5
0
-5
-10
-15
-20
O R E R E S E R V E
ORE RESERVE
Cerro Vanguardia
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Vein (open pit)
Proved
0.56
6.36
3.58
0.12
Probable
1.67
5.44
9.10
0.29
Total
2.24
5.67
12.68
0.41
Stockwork material
Proved
5.18
0.60
3.12
0.10
Probable
1.39
0.82
1.14
0.04
Total
6.57
0.65
4.26
0.14
Vein (underground)
Proved
0.22
9.24
2.08
0.07
Probable
1.20
8.67
10.41
0.33
Total
1.43
8.76
12.49
0.40
Cerro Vanguardia
Total
10.23
2.88
29.43
0.95
ORE RESERVE BY-OPERATION: SILVER (Ag)
Cerro Vanguardia
Tonnes
Grade
Contained silver (Ag)
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved
6
35.67
213
7
Probable
4
83.17
354
11
Total
10
55.46
567
18
ESTIMATION
The appropriate Mineral Resource models are used as the basis for the Ore Reserve. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage and includes waste material (both internal and external). Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported.
It is important to emphasise the importance of silver during the optimisation of the pits, since silver is a signiﬁcant by-product at Cerro
Vanguardia. The ratio of silver to gold commonly ranges from 20g/t to 30g/t of silver per 1g/t of gold.
Ore Reserve depletion includes material that comes from the operational dilution, which constitutes an additional low grade tonnage that is mined as part of the ongoing operation. Mineral Resource is estimated in situ and thus does not include this dilution.
The Mineral Resource is sensitive to
changes in gold price. A great deal of
low-grade material is present in the
deposit which is reflected in the large
tonnage increase and grade decrease at
elevated gold prices.
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ORE RESERVE MODIFYING FACTORS
Cerro Vanguardia
Gold
price
Cut-off
grade
Dilution
MRF
MRF
MCF
MetRF
as at 31 December 2016
ARS/oz
g/t Au
%
% (based on
tonnes)
% (based on
g/t)
%
%
Vein (open pit) 14,969 2.60 45.0 97.0 96.0 93.0 95.9
Stockwork material 14,969 0.46 – 97.0 96.0 93.0 61.8
Vein (underground) 14,969 5.00 45.0 97.0 96.0 93.0 95.9
A detailed reconciliation process compares estimated versus mined ore, including comparison between predicted grades and tonnes produced in the processing plant and these comparisons are used in determining the modifying factors to use in the Ore Reserve calculations.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
Cerro Vanguardia
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Vein (open pit) 0.56 4.19 2.33 0.07
Stockwork material 0.28 0.33 0.09 0.00
Vein (underground) 0.30 9.47 2.81 0.09
Total 1.13 4.63 5.23 0.17
The Inferred Mineral Resource is normally located in the deeper parts of the orebody, such as the bottom of the open pits and deeper portions of the underground Mineral Resource. It is considered in the business plan in order to delineate the ﬁnal designs of the open pits, improving efﬁciency in Mineral Resource utilisation. In the current business plan, around 5% of the open pits and 16% of the underground designs consist of Inferred Mineral Resource.
CERRO VANGUARDIA year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
1.25
1.20
1.15
1.10
1.05
1.00
0.95
0.90
0.85
-0.30
0.07
-0.03
0.00
-0.01
0.00
0.00
0.00
0.00
0.00
1.22
0.95
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Ore Reserve reduction primarily due to depletion and changes in estimation methodology offset by exploration additions in the open pits. Changes in the mining method have resulted in the reduction of planned dilution.
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A M E R I C A S
c o n t i n u e d
B r a z i l
BRAZIL
Recife
Salvador
Belo Horizonte
Crixás
Manaus
Belem
Rio de Janeiro
Sao Paulo
Brasilia
Operations
1 Serra
Grande
2 AGA Mineração
1
2
0
1,000km
AngloGold Ashanti’s operations in Brazil comprise AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) in the Quadrilátero
Ferrífero Minas Gerais state and Mineração Serra Grande in Goiás state. AGA Mineração consists of several operations, namely
Cuiabá, Lamego and Córrego do Sítio (CdS) as current operating mines and Nova Lima Sul as a Conceptual project.
C O U N T RY O V E R V I E W
INCLUSIVE MINERAL RESOURCE
Brazil
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 24 5.88 139 4
Indicated 23 5.81 136 4
Inferred 46 5.89 270 9
Total 93 5.87 544 18
EXCLUSIVE MINERAL RESOURCE
Brazil
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 15 6.51 100 3
Indicated 14 5.88 80 3
Inferred 45 5.91 267 9
Total 74 6.03 447 14
ORE RESERVE
Brazil
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 6 3.85 23 1
Probable 10 4.41 45 1
Total 16 4.20 68 2
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189
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M I N E R A L R E S O U R C E
INCLUSIVE MINERAL RESOURCE
AGA Mineração
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured 15.85 6.78 107.43 3.45
Indicated 17.98 6.19 111.25 3.58
Inferred 33.32 6.45 215.01 6.91
AGA Mineração
Total 67.15 6.46 433.69 13.94
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: SULPHUR (S)
AGA Mineração
Tonnes
Grade
Contained sulphur (S)
as at 31 December 2016
Category
million
%S
tonnes million pounds million
Measured 9 6.6 0.60 1,332
Indicated 8 6.6 0.51 1,119
Inferred 10 7.0 0.73 1,603
AGA Mineração
Total 27 6.8 1.84 4,054
Sulphur is a by-product of the Cuiabá and Lamego mining operations. 74% of the sulphur is from Cuiabá and 26% from Lamego.
A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o
I N T R O D U C T I O N
Property description
AGA Mineração encompasses the mining operations at Cuiabá, Lamego, CdS and the project,
Nova Lima Sul.
Location
The AGA Mineração mining complex is located in south-eastern Brazil, in the state of Minas Gerais.
Operations are 30km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and about 100km in the case of CdS, in the municipalities of Nova Lima, Sabará and Santa Bárbara respectively.
Legal aspects and
tenure
Under the current Brazil Mining Code and pertinent complementary legislation, mining concessions and mining “manifests” are valid up to the depletion of the Ore Reserve and Mineral Resource, provided all obligations and the required periodic reporting to the Federal Government are met. AGA Mineração has
mining rights over 61,864ha.
0
20km
10
N
Cuibá complex
1 Cuiabá
2 Lamego
3
Queiroz plant refinery
Operations
AGA Mineração
Córrego do Sítio complex
4 CdS
I
5 CdS II
Nova Lima Sul
6 Raposos
Sabará
Nova Lima
Belo Horizonte
Caeté
Barão de
Cocais
Rio
Acima
1
4
5
2
6
3
Santa Barbara
Gandarela
Descoberto
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AGA MINERAÇÃO year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
14.2
14.0
13.8
13.6
13.4
13.2
13.0
12.8
12.6
12.4
2015
Depletion
-0.49
Exploration
Methodolog
y
Gold price
Cost
Geotechnical Metallurgical
Other
Acquisition/
disposal
2016
0.11
1.21 -0.15
0.19 0.00
0.00
-0.19
0.00
13.27
13.94
EXCLUSIVE MINERAL RESOURCE
AGA Mineração
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
11.15
7.35
81.98
2.64
Indicated
11.30
5.92
66.90
2.15
Inferred
32.78
6.48
212.43
6.83
Total
55.24
6.54
361.31
11.62
MINERAL RESOURCE BELOW INFRASTRUCTURE
AGA Mineração
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
1.52
3.72
5.65
0.18
Indicated
7.70
5.79
44.56
1.43
Inferred
26.57
6.73
178.78
5.75
Total
35.78
6.40
228.99
7.36
The Mineral Resource below infrastructure is made up of 48% (3.55Moz) CdS, 34% (2.49Moz) Cuiabá, 7% (0.48Moz) Lamego and
11% (0.82Moz) Nova Lima Sul.
AGA MINERAÇÃO
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
9
8
7
6
5
4
3
2
1
0
12
11
10
9
8
7
6
5
4
3
2
0 1 2 3 5 6 7 8 4 9
Cut-off grade (g/t)
Tonnes above cut-off Ave grade above cut-off
AGA MINERAÇÃO
Grade tonnage curve underground (metric) (attributable)
onnes above cut-off (millions)
Average grade above cut-off (g/t)
70
65
60
55
50
45
40
35
30
9.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
0 0.5 1.0 1.5 2.5 3.0 3.5 4.5 2.0 5.0 4.0
Cut-off grade (g/t)
Tonnes above cut-off Ave grade above cut-off
Mainly the result of open pit gains at Rosalino, some underground additions at Cuiabá and CdS, positive results from surface drilling at Carvoaria and reduced costs at Lamego.
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Ore Reserve increase is due to exploration additions at Cuiabá and change in costs driven by exchange rate at CdS and Cuiabá offset by changes in mining method at depth at Cuiabá and removal of the barrier pillar at the São Bento Mine (CdS).
AGA MINERAÇÃO year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
-0.45
0.40
0.01
0.00
0.15
-0.03
-0.01
0.05
0.04
0.00
1.56
1.72
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o
O R E R E S E R V E
ORE RESERVE
AGA Mineração
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved
3.62
4.74
17.19
0.55
Probable
7.05
5.16
36.38
1.17
AGA Mineração
Total
10.67
5.02
53.57
1.72
ORE RESERVE BY-PRODUCT: SULPHUR (S)
AGA Mineração
Tonnes
Grade
Contained sulphur (S)
as at 31 December 2016
Category
million
%S
tonnes million pounds million
Proved
2
5.6
0.13
286
Probable
5
5.3
0.29
635
Total
8
5.4
0.42
921
Sulphur is a by-product of the Cuiabá and Lamego mining operations. 92% of the Sulphur is from Cuiabá and 8% from Lamego.
ORE RESERVE BELOW INFRASTRUCTURE
AGA Mineração
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved
0.01
7.21
0.05
0.00
Probable
1.78
6.03
10.74
0.35
Total
1.79
6.03
10.79
0.35
The Ore Reserve below infrastructure is made up of 72% (0.25Moz) Cuiabá and 28% (0.10Moz) Lamego.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
AGA MINERAÇÃO
Inclusive Mineral Resource sensitivity
6
4
2
0
-2
-4
-6
-8
The combined mining operations at
Cuiabá, Lamego, CdS and the project,
Nova Lima Sul are not very sensitive to
changes in gold price.
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A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – C ó r r e g o d o S í t i o
I N T R O D U C T I O N
Property description
CdS is composed of a number of underground and open pit operations. The southern portion of this mining complex is referred to as CdS I while the central portion (formerly known as São Bento) has been renamed CdS II and northern portion is called CdS III.
The majority of the Ore Reserve is in the CdS I area (Carvoaria, Laranjeiras and Cachorro Bravo underground mines and the Rosalino open pit).
Location
CdS is located in the Municipality of Santa Bárbara, 100km east of the city of Belo Horizonte, the capital of Minas Gerais state.
History
Exploration across the CdS area by AngloGold Ashanti began in the 1980s. A FS for the oxide Ore
Reserve, to be mined by open pit and treated in a heap-leach plant, was approved in 1987. From 2002, development of underground exploration drifts began, and a FS for the sulphide Ore Reserve, to be mined underground and treated in a sulphide plant, was concluded in 2010. Implementation followed from 2010, and the ramp-up was concluded in 2012.
Legal aspects and
tenure
CdS I includes one underground operation and a number of individual open pit operations, and is hosted by three geographically contiguous concessions granted by DNPM (the Brazilian National Department for the Mineral Production, the licensing authority) to AGA Mineração, as follows:
•
DNPM Mining Concession 930.181/2008 with 2,977.83ha in area
•
DNPM Mining Concession 833.472/2003 with 7.57ha in area
•
The DNPM Mining Concession 830.129/1982 with 460.13ha in area
CdS II includes one active underground operation (formerly known as the São Bento Mine), and is hosted by two geographically contiguous concessions granted by DNPM to AGA Mineração.
•
The DNPM Mining Concession 930.556/2000 with 2,015.54ha in area; and
•
The DNPM Mining Concession 830.943/1979 with 556.37ha in area.
All ﬁve CdS mining concessions are in good standing.
DNPM Mining Concession 830.943/1979, hosts the deepest portion of the former São Bento mine and has been granted a temporary mining suspension by AGA Mineração. New documentation, based on a revised mine plan has to be submitted to the Federal Government (DNPM), if and when AGA Mineração decides to resume the underground operation on this concession area. A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company’s rights, which are already established.
Mining method
The mining method for CdS is sub-level stoping. Each panel consists of three levels, with secondary development drives being some 300m along strike in the NE-SW direction and cross cuts, 300m in a south-west direction. The stopes are 15m in height. Some of the mining sequence is still bottom/up, though all of CdS I is being converted to top/down sequences. According to geotechnical guidance, a sill pillar of 4m in height is designed between panels, and 4m rib pillars are used each 30m along the strike.
The stope drilling is executed via fan drilling in ascending and descending directions. The loading and hauling operations are performed by 8t front-end loaders and 30t articulated trucks, at an approximate rate of 1,500tpd.
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Operational
infrastructure
CdS infrastructure consists of two treatment plants, namely, the sulphides plant for the underground mines at CdS II and the heap-leach plant for the oxide ore mined by open pit mine at CdS I, as well as a tailings dam for the sulﬁde plant, the neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I.
Ancillary facilities comprise a water treatment facility, efﬂuents treatment facilities, equipment workshops, laboratory, warehouses, explosives and accessories magazines, fuel stations, electric substations as well as ofﬁces, medical clinic, cafeteria, dressing rooms, bathrooms, storerooms, garage, fuel stations, explosives magazines, a Centre of Environmental Studies (CEA), nursery and other facilities to assist the needs of the mine.
The mine power is supplied from the state electric grid. Water is primarily sourced from recycling of the underground mine water and supplementary water catchment wells.
Good communication infrastructure is available in the area.
Mineral processing
There are two metallurgical plants in CdS: the heap-leach plant for the oxide ore and the sulphide plant.
The sulphide process consists of crushing, grinding and gravity concentration, ﬂotation, thickening, acidulation, pressure oxidation (POX autoclave), CCD (counter current decantation), CIL extraction, elution, neutralisation, electro-winning and tailings disposal. The plant and POX circuit have a capacity as of 600ktpa.
The heap-leaching process consist of crushing, agglomeration, stacking, leaching, adsorption, elution and electro-winning.
Risks
The major risk to the operation is the lack of Ore Reserve ﬂexibility. Such risks are controlled and mitigated by integrated planning with the exploration team and monitoring of the execution of the plan.
An independent external Mineral Resource and Ore Reserve audit has been undertaken in 2016 and found no fatal ﬂaws, in process or output.
However, the Ore Reserve estimation process for the Rosalino open pit operation was found to have not been performed to the same standard as the underground operations and therefore was not considered by the auditor to be at an appropriate level to enable the Mineral Resource to Ore Reserve conversion or the declaration of an Ore Reserve under either the SAMREC Code (2016) or the JORC Code (2012).
AngloGold Ashanti supports the auditors view regarding the sulphide and transitional material, however it differs regarding the oxide component, as it believes there is sufﬁcient production and reconciliation history for an oxide Ore Reserve to be reported for the Rosalino pit.
A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – C ó r r e g o d o S í t i o
194
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Onca
Mutuca
Cristina
Licences
Mine infrastructure
Settlements
Roads
Leach pad
TSF
Waste dumps
Underground workings
Main
Secondary
São Bento
Plant
Pits
Exploration application
Exploration
Mining application
Mining
Towns
Villages
Rosalino
João Burro
Carvoaria Sul
Plant centroid co-ordinates
43°31'11"W, 20°0'58"S
Candeias
Santa Barbara
Mine
Campo Grande
0
1
2
3km
Brumal
Barão de Cocais
Santa Barbara
CDS III
CDS II
CDS I
Barra F eliz
to Catas Altas
to Itabira
São Bento
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COMPETENT PERSONS
AGA Mineração – Córrego do Sítio
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Rodrigo Martins MAusIMM 311 050 12 years BSc (Geology)
MSc (Geology)
Ore Reserve Cristóvão dos Santos MAusIMM 312 542 9 years MSc (Mining Engineering)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
MINERALISATION STYLE
CdS is located in the eastern part of the lower to middle greenschist facies Archaean Rio das Velhas greenstone belt. The CdS I, II and III gold deposits and associated targets are located in a gold trend that extends for about 14km in a north-easterly direction, from
Grota Funda (CdS I areas) in the south to Jambeiro (CdS III areas) in the north. The main gold targets and deposits are distributed over three trends, namely the CdS trend, the Donana Trend and the Cristina Trend. CdS mineralisation occurs in a greenstone belt geological environment, associated with quartz and sulphides (mainly arsenopyrite) in a structurally-controlled corridor approximately
16 – 20km in strike length and about 500m vertical extent.
MINERALISATION CHARACTERISTICS
The CdS deposits consist of narrow north-east/south-west elongated lenses of mineralisation dipping 60° to 70° south-east and plunging 20°‚ to 30° north-east. CdS is an orogenic type deposit and comprises many hydrothermal lodes with quartz veins and low sulphide content disseminated in the wall rocks. The deposits are narrow, elongated and folded. In general, the mineralisation consists of sericitic zones and quartz veinlets.
The gold occurs as free and coarse gold and also as microscopic or sub-microscopic inclusions in arsenopyrite and sometimes iron-antinomy sulphide berthierite (FeSb
2
S
4
). Other typical sulphide minerals are pyrrhotite, pyrite and chalcopyrite.
Diabase dyke
Gold lode
Carbonate-bearing
sericite-Chlorite-quartz schist
Legend
100m
7
00m
800m
600m
900m
SE
NW
Elevation
Rosalino
open pit
GEOLOGICAL CROSS-SECTION THROUGH ROSALINO OPEN PIT
A M E R I C A S
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E X P L O R AT I O N
In 2016, 55,000m of drilling was executed along the CdS trends with the exploration work focused on:
•
supporting the production plan of the mines through Mineral Resource conversion
•
assessing high grade mineralisation targets
•
evaluating the potential of near-mine areas and the region
Mineral Resource drilling at the Rosalino (CdS I) and Pinta Bem (CdS II) targets was undertaken on the oxide Mineral Resource aimed at converting Inferred to Indicated Mineral Resource. A mapping and drilling programme at Pinta Bem target has conﬁrmed the orebody model previously interpreted. At the Rosalino target, the drilling programme intercepted the orebody below the projected open pit. The best results came from Rosalino where the drilling campaign resulted in an addition to the Mineral Resource and improved knowledge of the extension on orebody model.
The review of the geological potential continued for CdS II, particularly the São Bento Mineral Resource and for CdS III (Santa Quitéria).
The São Bento lode model has been updated based on geological cross sections from São Bento historical data. Drilling campaign is ongoing, aiming at Mineral Resource addition between levels 21 and 23 at the São Bento mine.
Surface Drilling was undertaken at CdS III on Anomalia I and Anomalia II targets aiming at Mineral Resource addition and conversion.
In addition, several new targets have been identiﬁed due to the geological and structural mapping, surface geochemistry, geophysic surveys, and trenches sampling. The exploration on Mina de Pedra, Jambeiro and Mina de Pedra Sul targets is in progress and exploratory drilling was performed to test grade models inferred by galleries mapping and legacy data.
In support of mine production at CdS I, the exploration drilling was concentrated along three different orebodies namely Cachorro
Bravo, Laranjeiras and Carvoaria. The results have conﬁrmed the mineralisation along the structures, adding some Mineral Resource.
Finally, mapping and exploratory drilling at the Bocaina target showed potential to add Mineral Resource.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
AGA Mineração – Córrego do Sítio
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured 25 x 25                            ✔ – –                 ✔ – –
Indicated 25 x 40,
30 x 25,                            ✔                 ✔
50 x 30,
50 x 50
– – – –
Inferred 30 x 25,                            ✔                 ✔
40 x 100,
50 x 30,
100 x 50,
100 x 100,
200 x 200
–                 ✔ – –
Grade/ore control 3 x 3,
5 x 4,
5 x 5
–                 ✔ –                 ✔ – –
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INCLUSIVE MINERAL RESOURCE
AGA Mineração – Córrego do Sítio
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
CdS I (sulphides) – Cachorro Bravo
Measured
1.31
6.34
8.34
0.27
Indicated
0.62
6.50
4.05
0.13
Inferred
0.60
5.95
3.57
0.11
Total
2.54
6.29
15.95
0.51
CdS I (sulphides) – Carvoaria
Measured
0.35
9.75
3.37
0.11
Indicated
0.64
6.95
4.45
0.14
Inferred
1.17
8.98
10.54
0.34
Total
2.16
8.50
18.37
0.59
CdS I (sulphides) – Secondary orebodies
Measured
–
–
–
–
Indicated
0.11
6.19
0.66
0.02
Inferred
0.73
4.90
3.60
0.12
Total
0.84
5.07
4.26
0.14
CdS I (sulphides) – Laranjeiras
Measured
1.28
5.81
7.45
0.24
Indicated
0.91
5.16
4.70
0.15
Inferred
1.57
6.57
10.29
0.33
Total
3.76
5.97
22.44
0.72
CdS I (sulphides) – Rosalino (open pit)
Measured
0.60
3.99
2.39
0.08
Indicated
1.85
4.58
8.47
0.27
Inferred
0.28
4.27
1.18
0.04
Total
2.72
4.42
12.03
0.39
CdS I (sulphides) – Rosalino (underground)
Measured
0.24
3.97
0.94
0.03
Indicated
0.87
4.12
3.60
0.12
Inferred
4.13
3.98
16.43
0.53
Total
5.24
4.00
20.97
0.67
CdS I (oxides) – Rosalino (open pit)
Measured
1.32
3.08
4.07
0.13
Indicated
0.44
2.56
1.13
0.04
Inferred
0.05
1.98
0.10
0.00
Total
1.82
2.92
5.31
0.17
CdS I (oxides) – Secondary orebodies
Measured
0.83
3.31
2.75
0.09
Indicated
1.05
2.83
2.99
0.10
Inferred
0.97
2.21
2.14
0.07
Total
2.85
2.76
7.88
0.25
CdS I (transitional)
Measured
0.01
6.45
0.08
0.00
Indicated
0.25
7.13
1.81
0.06
Inferred
0.29
6.57
1.92
0.06
Total
0.56
6.82
3.80
0.12
CdS I (transitional) – Rosalino (underground)
Measured
0.03
6.49
0.17
0.01
Indicated
0.02
4.22
0.10
0.00
Inferred
0.06
4.86
0.29
0.01
Total
0.11
5.11
0.55
0.02
CdS I (transitional) – Rosalino (open pit)
Measured
0.55
3.05
1.67
0.05
Indicated
0.26
2.63
0.69
0.02
Inferred
0.01
3.00
0.03
0.00
Total
0.82
2.91
2.40
0.08
A M E R I C A S
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AGA Mineração – Córrego do Sítio
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
CdS II (sulphides) – Sangue de Boi
Measured
0.06
9.70
0.54
0.02
Indicated
0.44
7.78
3.40
0.11
Inferred
1.64
6.57
10.77
0.35
Total
2.13
6.90
14.70
0.47
CdS II (sulphides) – São Bento mine
Measured
–
–
–
–
Indicated
0.45
7.96
3.58
0.12
Inferred
5.06
6.08
30.79
0.99
Total
5.51
6.23
34.38
1.11
CdS II (sulphides) – Pinta Bem
Measured
–
–
–
–
Indicated
0.31
3.21
0.99
0.03
Inferred
0.53
3.36
1.77
0.06
Total
0.84
3.30
2.76
0.09
CdS II (sulphides) – Secondary orebodies
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.81
7.10
5.72
0.18
Total
0.81
7.10
5.72
0.18
CdS II (oxides)
Measured
–
–
–
–
Indicated
1.57
3.49
5.46
0.18
Inferred
1.32
3.24
4.29
0.14
Total
2.89
3.37
9.75
0.31
CdS II (transitional)
Measured
–
–
–
–
Indicated
0.11
3.78
0.42
0.01
Inferred
0.16
3.86
0.62
0.02
Total
0.27
3.83
1.04
0.03
AGA Mineração – Córrego do Sítio
Total
35.87
5.08
182.30
5.86
ESTIMATION
Drilling and underground sampling data is split into representative domains using a geological model created from mapping and logging. The Mineral Resource is estimated by ordinary kriging, and classiﬁed using conditional simulation or drill spacing.
EXCLUSIVE MINERAL RESOURCE
AGA Mineração – Córrego do Sítio
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
4.07
5.19
21.13
0.68
Indicated
7.81
4.88
38.11
1.23
Inferred
19.38
5.37
104.04
3.34
Total
31.27
5.22
163.28
5.25
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1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
AGA MINERAÇÃO – Córrego do Sítio
Inclusive Mineral Resource sensitivity
10
5
0
-5
-10
-15
A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – C ó r r e g o d o S í t i o
O R E R E S E R V E
ORE RESERVE
AGA Mineração – Córrego do Sítio
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
CdS I (sulphides) – Cachorro Bravo
Proved
0.10
3.71
0.38
0.01
Probable
0.22
4.35
0.97
0.03
Total
0.32
4.15
1.35
0.04
CdS I (sulphides) – Carvoaria
Proved
0.12
6.52
0.76
0.02
Probable
0.28
4.70
1.31
0.04
Total
0.40
5.24
2.08
0.07
CdS I (sulphides) – Laranjeiras
Proved
0.18
4.24
0.75
0.02
Probable
0.19
3.93
0.73
0.02
Total
0.36
4.08
1.49
0.05
CdS I (oxides) – Rosalino (open pit)
Proved
0.88
2.43
2.14
0.07
Probable
0.13
2.05
0.28
0.01
Total
1.02
2.38
2.42
0.08
CdS II (sulphides) – Sangue de Boi
Proved
0.04
5.51
0.22
0.01
Probable
0.42
5.11
2.12
0.07
Total
0.46
5.14
2.34
0.08
CdS II (sulphides) – São Bento mine
Proved
–
–
–
–
Probable
0.10
4.18
0.43
0.01
Total
0.10
4.18
0.43
0.01
CdS II (oxides)
Proved
–
–
–
–
Probable
0.31
2.62
0.82
0.03
Total
0.31
2.62
0.82
0.03
AGA Mineração – Córrego do Sítio
Total
2.97
3.67
10.92
0.35
Córrego do Sítio is sensitive to changes
in gold price varying in ounces from
-7% to 4% with lower and higher prices
respectively.
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ESTIMATION
The gold price, projected operational performance and costs as well as metallurgical recoveries are taken into consideration in determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
ORE RESERVE MODIFYING FACTORS
AGA Mineração –
Córrego do Sítio
Gold
price
Cut-off
grade
Stoping
width
Dilution
RMF
RMF
MRF
MRF
MCF
MetRF
as at 31 December 2016
BRL/oz
g/t Au
cm
%
% (based
on tonnes)
% (based
on g/t)
% (based
on tonnes)
% (based
on g/t)
%
%
CdS II (oxides) 4,041 0.68 – – 100.0 100.0 100.0 100.0 100.0 70.0*
CdS I (oxides) –
Rosalino (open pit) 4,041 0.58 – – 100.0 100.0 100.0 100.0 100.0 75.7*
CdS I (sulphides) –
Cachorro Bravo 4,041 2.78 404.0 52.0 98.0 119.0 102.0 87.0 90.0 90.0**
CdS I (sulphides) –
Carvoaria 4,041 2.78 279.0 53.0 98.0 119.0 102.0 87.0 90.0 90.0**
CdS I (sulphides) –
Laranjeiras 4,041 2.78 341.0 50.0 98.0 119.0 102.0 87.0 90.0 90.0**
CdS II (sulphides) –
Sangue de Boi 4,041 2.81 333.0 42.0 98.0 119.0 102.0 87.0 90.0 90.0**
CdS II (sulphides) –
São Bento mine 4,041 2.81 404.0 45.0 98.0 119.0 102.0 87.0 90.0 90.0**
* Not considering dilution or mining recovery because Ore Reserve is calculated based on regularised model
** The gold reported represents the total Ore Reserve without metallurgical recovery, however it was considered in the cut-off grade calculation. The percentage grade dilution and the MCF are already included in the Ore Reserve reported
As the CdS underground mines have been in operation since 2011, the technical and economic modifying factors derive from historical data and reasonable levels of certainty exist on CdS projections.
For the Ore Reserve estimates, a minimum thickness is applied for stope design. Other factors derive from historic data, such as the dilution, ore loss and the MCF as well as the metallurgical recovery applied in the estimates.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
AGA Mineração – Córrego do Sítio
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
CdS I (sulphides) – Cachorro Bravo 0.01 4.09 0.03 0.00
CdS I (sulphides) – Carvoaria 0.00 2.96 0.00 0.00
CdS I (sulphides) – Laranjeiras 0.01 3.31 0.04 0.00
CdS II (oxides) 0.12 2.93 0.36 0.01
CdS II (sulphides) – Sangue de Boi 0.09 3.47 0.32 0.01
Total 0.23 3.20 0.75 0.02
The Inferred Mineral Resource is located in the mining panels in the lower areas of some sulphide deposits such as Cachorro Bravo,
Laranjeiras and Carvoaria underground mine in CdS I and Sangue de Boi underground mine in CDS II.
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A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – C u i a b á
I N T R O D U C T I O N
Property description
An ongoing underground operation, that is wholly-owned by AngloGold Ashanti.
Location
The Cuiabá mine is located near Sabará, southeast of the city of Belo Horizonte within the mining district referred to as the Iron Quadrangle. This region is the largest producer of iron ore and gold in Brazil.
History
Artisanal miners starting in 1740 carried out the ﬁrst mining in the area. Saint John Del Rey Mining Company
Ltd acquired the mine in 1834. Exploration and development were resumed in 1977, culminating with the reopening of the mine in 1985. In 1996, the company became a wholly owned subsidiary of the Anglo
American Group, and in 1999, its ownership was transferred to the holding company AngloGold (now
AngloGold Ashanti), where it remains to date.
Legal aspects and
tenure
The Cuiabá Mineral Resource and Ore Reserve are fully hosted by a single concession granted by the
DNPM the “Mine Manifest DNPM title 000.323/1973”, held by AGA Mineração, covering a total area of 3,662ha. A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company’s rights, which are already established.
Mining method
Cuiabá mine has two mining methods: cut-and-ﬁll and longhole stoping. To improve the safety and productivity of the operation, in 2011, the mining method was changed from cut-and-ﬁll to longhole stoping (sub-level stoping and variations). Cut-and-ﬁll is still applied in stopes with lower inclination, requiring the use of in-stope pillars in large-width stopes.
Operational
infrastructure
Two plants connected by an aerial ropeway (Cuiabá Gold plant and Queiroz plant) and a set of small hydropower plants (Rio de Peixe).
Cuiabá mine has a shaft system (846m deep) for production and personal transport, the current nominal airﬂow capacity is 1,035m
3
/s, at which 320m
3
/s are refrigerated.
Tailings deposition is at one of four sites located at Cuiabá, Calcinado, Rapaunha and Cocuruto.
Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelão and Codorna), connecting directly to the Queiroz Plant.
Mineral processing
Cuiabá and Lamego Mines feed the Cuiabá Gold (ﬂotation) and Queiroz (roaster, carbon circuit and reﬁnery) plants, currently at 1.7Mtpa for a metallurgical recovery of 93.3%. At Cuiabá Gold Plant, crushing and milling of the ore is followed by ﬂotation and ﬁltration in order to produce a concentrate, which is transported by aerial ropeway to Queiroz for further treatment. Approximately 25% to 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The backﬁll plant is also located at Cuiabá. The
Queiroz Plant is located in Nova Lima and comprises two different circuits for refractory ore (from Cuiabá)
and non-refractory ore (used for the Raposos mine production in the past) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted, and the calcine proceeds to a carbon circuit for further reﬁning. The sulphide gas is captured for processing through the acid plant; approximately 230ktpa of sulphuric acid are produced as a by-product.
Risks
No legal or environmental risks identiﬁed. Strategic studies in place are managing some possible risks such as low level of Ore Reserves and the reliance on Inferred Resources in the production plan and rock engineering constraints at depth.
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!
!
! !
!
!!
!
!
!
"
!
!
! !
!
!!
!
!
!
Cuia
i
bá M ne
Lamego Mine
Licences
Mine infrastructure
Roads
Mining
Mining application
Exploration
Exploration application
Plant
TSF
Waste d umps
Aerial ropeway
Underground workings
Hydropower
Main
Secondary
Cuiabá plant centroid co-ordinates
43°43'55"W, 19°51'40"S
0
2.5
5
7.5 km
Nova Lima Sul
Queiroz Plant
Raposos Mine
(non- operational)
Morro da Glória Mine
(non- operational)
Rio de Peixe hydropower
to Sabará
to Caeté
n
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A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – C u i a b á
COMPETENT PERSONS
AGA Mineração – Cuiabá
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Rodrigo Martins
MAusIMM
311 050
12 years
BSc (Geology)
MSc (Geology)
Ore Reserve
Paulo Peruzzo
MAusIMM
312 703
27 years
BSc (Mining Engineering)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The area in which Cuiabá is located is known as the Iron Quadrangle and is host to a number of historic and current gold mining operations, as well as a number of open pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of
Proterozoic and Archaean volcano-sedimentary sequences and pre-Cambrian granitic complexes.
Cuiabá is a “gold-only” Archaean banded iron formation (BIF)-hosted gold deposit. The deposit consists of an intermediate meta-maﬁc sequence of the Archaean Greenstone Belt type. It is characterised by hydrothermal alteration of the rocks, with the mineralisation occurring mainly in BIF layers, and subordinately in quartz veins or in the host schists. The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group that occurs at the base of the Rio das Velhas Super Group. The upper sequence of the Rio das Velhas Super Group is the meta-sedimentary Maquiné Group. The gold mineralisation at Cuiabá has features and characteristics that are in agreement with the epigenetic orogenic gold deposit model presented for Archaean gold-lode deposits.
MINERALISATION STYLE
Cuiabá mine has gold mineralisation associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and ﬂuid ﬂow ascension are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.
MINERALISATION CHARACTERISTICS
Apparent intersections of thrust faults with tight isoclinal folds, in a ductile environment, tend to control the mineralisation structures.
The host rocks are primarily BIF and secondarily maﬁc volcanics (mainly basaltic). Mineralisation is believed to be due to the interaction of low salinity, carbon dioxide-rich gold-bearing ﬂuids with the high-iron BIF, basalts and carbonaceous graphitic schists.
Sulphide mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite; the latter tends to occur as a late-stage fracture ﬁll and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic, showing clear zonation in the underground environment. The ore is mainly concentrated in the silicic and sulphidation zones, inside the BIF or in potassic (and sericitic) zones near the basalts. The main orebodies at Cuiabá are as follows:
•
normal limb: Fonte Grande Sul and Serrotinho
•
overturned limb: Balancão, Galinheiro and Canta Galo
Secondary orebodies occur in hydrothermaly altered schists at the footwall of Galinheiro (Galinheiro footwall orebody) and hydrothermaly altered schists/quartz veins near the footwall of Fonte Grande Sul – Serrotinho (quartz vein orebody).
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BIF
Morro Vermelho
Ribeirão Vermelho
Mindá chlorite-sericite-quartz schist
Mindá sericite-quartz schist
Mindá
Mestre Caetano
Córrego Do Sítio
Cuiabá structure
Legend
500m
-250m
-1250m
250m
0m
-500m
750m
1000m
-750m
-1000m
250m
Elevation
SW NE
planned drill hole
Fonte Grande
Balancão
Serrotinho
Galinheiro
GEOLOGICAL CROSS-SECTION THROUGH DEEP DRILLING PLAN LEVEL 28 CUIABÁ MINE
E X P L O R AT I O N
In 2016, 67,000m of drilling was completed, with underground drilling comprising almost 65,500m of this total. Underground exploration was focused in two areas, Mineral Resource conversion and Mineral Resource addition representing 83% (55,000m) and
17% (10,500m) of the underground drilling respectively.
For the Mineral Resource conversion, Galinheiro levels 9, 12 and 15, Balancão levels 15-17, Serrotinho level 19, Cantagalo level 14,
Galinheiro Footwall (footwall of Fonte Grande Sul) and Fonte Grade Sul levels 17-19 were the main targets converted. Mineral
Resource conversion drilling also continued at Fonte Grande Sul from a hangwall drive speciﬁcally developed for that purpose.
The Mineral Resource addition drilling was focused on Serrotinho Blue Sky level 19, Galinheiro levels 15 and 19 to 21 and Galinheiro
Footwall (footwall of Fonte Grande Sul) orebody.
During 2016, a deep exploration drill programme was started to assess the continuity of Cuiabá orebodies at depth. Drilling is being performed using a directional core barrel to direct the drilling and control the natural deviation that affects the trajectory of the drill hole as well as to drill deﬂections out of the mother holes.
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P R O J E C T S
In the near term, Cuiabá will increase plan conﬁdence by achieving production stability and building ﬂexibility through targeted production interventions and by attaining Ore Reserve and developed stope stocks targets. Operational effectiveness will be the foundation for the strategic approach. Currently, the mine team is reviewing the mine plan in order to meet the current cash generation needs looking to the inclusion of Galinheiro orebody and to maximise production from the secondary orebodies, both near and within infrastructure.
Over the next ﬁve years, Cuiabá plans to optimise the orebody capability by targeting the secondary and satellite veins in conjunction with the main orebodies. Lamego mine will be integrated into Cuiabá plans as the mine looks to maximise orebody capability by balancing selectivity against bulk mining.
In the long term, Cuiabá plans to maintain sustainable production by continuing to explore and convert the Mineral Resource below infrastructure and bring the full economic endowment to production.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
AGA Mineração – Cuiabá
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured 10 x 20,                           ✔
20 x 30
– –               ✔ – –
Indicated 20 x 40,                           ✔
40 x 60
– –               ✔ – –
Inferred 40 x 60,                           ✔
80 x 120
– – – – –
Grade/ore control 5 x 5                                ✔ – –               ✔ – –
A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – C u i a b á
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INCLUSIVE MINERAL RESOURCE
AGA Mineração – Cuiabá
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Main Deposits – Fonte Grande Sul
Measured
1.12
9.92
11.16
0.36
Indicated
0.96
10.52
10.12
0.33
Inferred
1.80
14.53
26.21
0.84
Total
3.89
12.21
47.49
1.53
Main Deposits – Serrotinho
Measured
0.54
12.92
7.01
0.23
Indicated
0.57
12.98
7.36
0.24
Inferred
0.69
12.45
8.65
0.28
Total
1.80
12.76
23.02
0.74
Narrow Veins – Balancão
Measured
0.76
8.52
6.48
0.21
Indicated
1.29
11.24
14.46
0.46
Inferred
0.64
12.62
8.06
0.26
Total
2.69
10.80
29.00
0.93
Narrow Veins – Galinheiro
Measured
0.59
9.36
5.50
0.18
Indicated
0.91
7.94
7.27
0.23
Inferred
0.88
7.24
6.38
0.21
Total
2.38
8.03
19.14
0.62
Narrow Veins – Canta Galo
Measured
0.33
8.10
2.64
0.08
Indicated
0.11
8.65
0.96
0.03
Inferred
0.18
10.41
1.83
0.06
Total
0.61
8.87
5.43
0.17
Secondary Areas – Satellite orebodies
Measured
0.79
6.11
4.85
0.16
Indicated
0.17
6.71
1.15
0.04
Inferred
0.32
6.08
1.92
0.06
Total
1.28
6.18
7.92
0.25
Secondary Areas – Galinheiro Footwall
Measured
–
–
–
–
Indicated
0.44
7.86
3.45
0.11
Inferred
0.51
6.96
3.52
0.11
Total
0.95
7.37
6.97
0.22
Secondary Areas – Sill Pillars
Measured
1.83
10.36
18.98
0.61
Indicated
0.37
10.37
3.87
0.12
Inferred
1.00
12.73
12.73
0.41
Total
3.21
11.10
35.58
1.14
Secondary Areas – Quartz vein
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.72
7.26
5.23
0.17
Total
0.72
7.26
5.23
0.17
AGA Mineração – Cuiabá
Total
17.53
10.26
179.79
5.78
ESTIMATION
The Cuiabá dataset consists of channel samples and drill hole samples. The 3D modelling and estimation is performed with two estimation domains, namely the thick mineralisation, consisting of Fonte Grande Sul and Serrotinho, and the narrow-vein domain consisting of Balancão, Galinheiro and Canta Galo. All channel and drill hole samples are used in the creation of 3D geological models and for identifying rock types in order to incorporate lithological proportions into the grade estimates. Conditional Simulation is applied to estimate the uncertainty in the block models and classify the Mineral Resource into Measured, Indicated and Inferred Mineral
Resource, following a standard internal AngloGold Ashanti methodology.
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A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – C u i a b á
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
MINERAÇÃO – Cuiabá
Inclusive Mineral Resource sensitivity
10
8
6
4
2
0
-2
-4
-6
-8
-10
EXCLUSIVE MINERAL RESOURCE
AGA Mineração – Cuiabá
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
4.05
10.87
44.01
1.41
Indicated
0.89
18.89
16.85
0.54
Inferred
6.73
11.06
74.52
2.40
Total
11.68
11.59
135.38
4.35
The exclusive Mineral Resource consists primarily of the Inferred Mineral Resource that is in the process of being upgraded via inﬁll drilling. The exclusive Mineral Resource is located below infrastructure, starting on level 18 (at Fonte Grande Sul and Serrotinho), level
15 (at Galinheiro), between level 10 and corresponding sub-levels to level 14 as well as below level 16 (at Galinheiro Footwall), between levels 15-16 as well as below level 17 (at Balancão and Canta Galo), and below level 21 (Fonte Grande Sul Deeps and Serrotinho
Deeps). In addition, secondary areas consisting of old stoping panels, quartz vein orebody and satellite deposits, as well as sill pillars for all orebodies are also included.
O R E R E S E R V E
ORE RESERVE
AGA Mineração – Cuiabá
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Main Deposits – Fonte Grande Sul
Proved
0.62
6.65
4.15
0.13
Probable
0.81
6.25
5.06
0.16
Total
1.43
6.43
9.21
0.30
Main Deposits – Serrotinho
Proved
0.18
7.88
1.38
0.04
Probable
0.59
7.26
4.29
0.14
Total
0.77
7.40
5.67
0.18
Narrow Veins – Balancão
Proved
0.67
4.68
3.12
0.10
Probable
1.67
5.94
9.96
0.32
Total
2.34
5.59
13.08
0.42
Narrow Veins – Galinheiro
Proved
0.41
6.20
2.51
0.08
Probable
0.96
4.31
4.16
0.13
Total
1.37
4.87
6.67
0.21
Narrow Veins – Canta Galo
Proved
0.05
3.79
0.17
0.01
Probable
0.16
4.52
0.74
0.02
Total
0.21
4.36
0.91
0.03
Secondary Areas – Galinheiro Footwall
Proved
–
–
–
–
Probable
0.17
7.16
1.19
0.04
Total
0.17
7.16
1.19
0.04
AGA Mineração – Cuiabá
Total
6.28
5.85
36.73
1.18
Cuiabá mine is not sensitive to changes
in gold price.
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ESTIMATION
The gold price, projected operational performance and costs as well as metallurgical recoveries are taken into consideration in determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
ORE RESERVE MODIFYING FACTORS
AGA Mineração – Cuiabá
Gold
price
Cut-off
grade
Stoping
width
Dilution
MCF
MetRF
as at 31 December 2016
BRL/oz
g/t Au
cm
%
%
%
Main Deposits – Fonte Grande Sul 4,041 3.07; 3.61* 600.0 44.6 94.1 93.3
Main Deposits – Serrotinho 4,041 3.07; 3.61* 600.0 46.8 94.1 93.3
Narrow Veins – Balancão 4,041 3.07; 3.61* 200.0 52.3 94.1 93.3
Narrow Veins – Galinheiro 4,041 3.07; 3.61* 200.0 44.4 94.1 93.3
Narrow Veins – Canta Galo 4,041 3.07; 3.61* 200.0 38.4 94.1 93.3
Secondary Areas – Galinheiro Footwall 4,041 3.07; 3.61* 400.0 36.1 94.1 93.3
* COG = 3.07g/t in areas where primary development already done; COG = 3.61g/t in areas where primary development not yet in place
Two cut-off grades are calculated and applied in the Ore Reserve estimation process. The higher cut-off grade is applied upon the Mineral Resource which are still to be accessed by primary development, bearing such costs and additional projected capital expenses (full cut-off grade); the lower cut-off grade is applied upon the Mineral Resource where primary development already exists, which bear all the downstream costs, except for capital development (COG without development).
Dilution is considered in two stages: planned dilution, inherent to the mining area, is incorporated as a function of operational needs, related to the size of the equipment involved; operational dilution, which is a result of drilling and blasting processes, ore mucking in the stopes, and its transfer to the loading station, follows. The latter is independent of the width of the structure and has been considered as of 5% for cut-and-ﬁll and 12% for longhole mining method.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
AGA Mineração – Cuiabá
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Main Deposits – Fonte Grande Sul 0.08 5.74 0.45 0.01
Main Deposits – Serrotinho 0.24 7.00 1.65 0.05
Narrow Veins – Balancão 0.57 7.30 4.14 0.13
Narrow Veins – Galinheiro 0.37 4.54 1.69 0.05
Narrow Veins – Canta Galo 0.15 5.56 0.82 0.03
Secondary Areas – Galinheiro Footwall 0.14 4.81 0.69 0.02
Total 1.54 6.11 9.44 0.30
According to the standards adopted by AngloGold Ashanti, Inferred Mineral Resource is included for the purpose of deﬁning the business plan and is associated with an exploration plan, but is not included as Ore Reserve.
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A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – L a m e g o
I N T R O D U C T I O N
Property description
An ongoing underground operation, wholly-owned by AngloGold Ashanti, with an estimated production rate of 450ktpa until 2017, downsizing to 350ktpa thereafter.
Location
Lamego is located in the north west of the Iron Quadrangle, close to the Cuiabá gold mine. The mine is located to the east of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil.
History
Exploration began in the area in 1985 with a drilling campaign along a 5.7km strike length of iron formation and the opening of 2.5km of development of the Arco da Velha, Queimada and Cabeça de Pedra
orebodies. After the successful completion of FS, project approval was given and implementation began in 2010 with ﬁrst gold poured soon afterwards.
Legal aspects and
tenure
The Lamego mining operation are hosted by three geographically contiguous DNPM concessions granted to AGA Mineração:
•
The DNPM Mining Concession 830.720/1981 with 577.14ha in area
•
The DNPM Mining Concession 831.554/1983 with 462.09ha in area
•
The DNPM Mining Concession 832.238/2003 with 583.45ha in area
A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company’s rights, which are already established
Mining method
The mining methods are cut-and-ﬁll and longhole open stope. Cut-and-ﬁll is typically used for the larger mining areas, when the orebodies exceed 20m spans. While this method allows for selectivity, it has constraints in terms of productivity. Longhole open stope on the other hand is less selective, but allows higher productivity.
Operational
infrastructure
As a satellite operation to Cuiabá, Lamego ore is primarily crushed at the site and hauled by trucks to Cuiabá.
Ore is hauled in Lamego mine via ramps, one for each orebody, exiting the same portal, the average tramming distance is 4km for the 20t and 30t trucks. The ore is crushed by a primary crusher and transported by road to the Cuiabá ﬂotation plant. The mine has an airﬂow as of 295m
3
/s. Lamego has a
natural water supply system and a plant for water and sewage treatment.
Mineral processing
Cuiabá and Lamego mines feed the Cuiabá gold plant (ﬂotation) and Queiroz (roaster, carbon circuit and reﬁnery) plants, currently at 1.7Mtpa for a metallurgical recovery of 93.3%. At the Cuiabá gold plant, crushing and milling of the ore is followed by ﬂotation and ﬁltration in order to produce a concentrate, which is transported by aerial ropeway to Queiroz for further treatment. Approximately 25% to 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The backﬁll plant is also located at Cuiabá. The
Queiroz plant is located in Nova Lima, it was built with two different metallurgical routes to treat refractory ore and non-refractory ore. The concentrate is roasted, and the calcine proceeds to a carbon circuit for further reﬁning. The sulphide gas is captured for processing through the acid plant; approximately 230ktpa of sulphuric acid are produced as a by-product.
Risks
There are no major or signiﬁcant risks. However, as a low grade operation, the accurate prediction of grade and the management of its variability is critical to ensure a successful operation.
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Underground workings
to Sabará
and Lamego
Lamego Mine
Licences
Mining
Mine Infrastructure
Plant
TSF
Waste dumps
Aerial ropeway
Underground workings
Roads
Main
Secondary
Cuiabá plant centroid co-ordinates
43°43'55"W, 19°51'40"S
0
0.5
1
1.5km
to Caeté
Cuiabá Mine
to Sabará
and Cuiabá
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A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – L a m e g o
COMPETENT PERSONS
AGA Mineração – Lamego
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Rodrigo Martins MAusIMM 311 050 12 years BSc (Geology)
MSc (Geology)
Ore Reserve Alexandre Heberle MAusIMM 317 105 11 years BSc (Mining Engineering)
The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The Arco da Velha deposit is located on the eastern side of a large fold and extends for 250m along the strike. In the north-eastern portion, the mineralisation is concentrated in the meta-chert (MCH), while in the south-western portion it is concentrated in the BIF. Carbonaceous phyllite and chlorite-sericite schists occur in the hangingwall contact, while hydrothermally-altered meta-andesite occurs in the footwall.
The Cabeça de Pedra deposit is located in the hinge region of the large Lamego structure. The area which has shown the best economic potential contains BIF and MCH (80% of the area consists of BIF and the remaining 20% is MCH). The presence of faulting makes the stratigraphy complex in some areas. The carbonaceous phillite and clorite/sericite schists normally occur in the hangingwall and meta-andesites in the footwall.
Carruagem is the main deposit and it is located close to the junction of two fold limbs in the north-east portion of the major structure.
It is a boudinaged body with two large disruptions in the structure (pinch and swell), followed by eastward displacement. The gold mineralisation is mainly associated with hydrothermal zones within the BIF.
MINERALISATION STYLE
The gold mineralisation at Lamego is characterised by orebodies associated with two horizons of chemical sedimentary rocks: BIF and MCH, and also with shear zones containing abundant quartz veinlets. The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, while in the MCH and quartz veins, the gold occurs either as native gold or in sulphides. Lamego shows similar rock assemblage, but with higher structural complexity than Cuiabá. The
BIF which contains the mineralisation is more structurally deformed and is sometimes described as a MCH.
MINERALISATION CHARACTERISTICS
The mineralisation is characterised by sulphidation in the form of disseminated sulphide bands or as fracture ﬁlling and, more rarely, as massive sulphide hosted in BIF/MCH. Sulphide bands are rare in MCH. The plunge of the mineralised zones coincides with both the fold axis of the ﬁrst two structural events and the mineral stretching
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20m
Elevation
Meta-volcaniclastic
Meta-pelite
Carbonaceousphyllite
Smoky Quartz
Branded Iron Formation
Meta-andesite
Gold lode
Legend
3
00m
350m
400m
GEOLOGICAL CROSS-SECTION THROUGH CARRUGEM LEVEL 9.1 LAMEGO MINE
E X P L O R AT I O N
In 2016, 11,543m of underground drilling was completed, with two of the main orebodies being prioritised, Carruagem Levels 9 to10 and Queimada Level 4.
Carruagem orebody was drilled from the hangingwall drive developed for this purpose. Drilling along strike of the Carruagem orebody, testing the BIFs on the limbs and targeted Mineral Resource addition for the mine.
At Queimada the exploration drilling aimed at Mineral Resource conversion conﬁrmed the expectation in terms of grades and continuity.
Development is planned to intersect ore on Level 4 in 2017.
Exploration at Lamego continues to focus on identifying new Mineral Resource opportunities close to the current mine infrastructure.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
AGA Mineração – Lamego
Type of drilling
Category
Spacing m (-x-) Diamond
RC
Blasthole
Channel
Other
Comments
Measured 10 x 12,                           ✔
12 x 13,
20 x 10
– –               ✔ – –
Indicated 125 x 25                           ✔ – – – – –
Inferred 300 x 50                           ✔ – – – – –
Grade/ore control 2 x 3 – – –               ✔ – –
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INCLUSIVE MINERAL RESOURCE
AGA Mineração – Lamego
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Main Deposits – Arco da Velha
Measured
0.60
3.85
2.30
0.07
Indicated
0.79
3.76
2.96
0.10
Inferred
0.70
2.53
1.77
0.06
Total
2.09
3.37
7.03
0.23
Main Deposits – Cabeça de Pedra
Measured
0.37
3.68
1.36
0.04
Indicated
0.78
3.24
2.54
0.08
Inferred
0.93
3.12
2.92
0.09
Total
2.09
3.27
6.82
0.22
Main Deposits – Carruagem
Measured
2.16
6.52
14.07
0.45
Indicated
0.77
6.60
5.06
0.16
Inferred
0.74
4.87
3.58
0.12
Total
3.66
6.21
22.71
0.73
Secondary Areas – Queimada
Measured
0.00
6.10
0.03
0.00
Indicated
0.50
5.52
2.75
0.09
Inferred
0.56
5.39
3.02
0.10
Total
1.06
5.46
5.79
0.19
Secondary Areas – Arco NE
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.76
3.22
2.45
0.08
Total
0.76
3.22
2.45
0.08
AGA Mineração – Lamego
Total
9.65
4.64
44.80
1.44
ESTIMATION
The geological model is used to sub-divide the sampling information into domains for estimation. The estimation method applied at
Lamego is ordinary kriging and classiﬁcation of the Mineral Resource is based on conditional simulation.
EXCLUSIVE MINERAL RESOURCE
AGA Mineração – Lamego
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
2.84
5.47
15.56
0.50
Indicated
2.19
4.18
9.14
0.29
Inferred
3.16
3.54
11.16
0.36
Total
8.19
4.38
35.85
1.15
The exclusive Mineral Resource is made up of ore not included in the Ore Reserve, due to economic considerations plus the ore contained in the sill pillars and stope pillars. Those pillars have been designed in the Ore Reserve estimation process according to geomechanical parameters.
A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – L a m e g o
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O R E R E S E R V E
ORE RESERVE
AGA Mineração – Lamego
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Main Deposits – Arco da Velha
Proved
0.11
3.12
0.35
0.01
Probable
0.26
3.04
0.79
0.03
Total
0.37
3.07
1.14
0.04
Main Deposits – Cabeça de Pedra
Proved
–
–
–
–
Probable
0.07
3.20
0.21
0.01
Total
0.07
3.20
0.21
0.01
Main Deposits – Carruagem
Proved
0.27
4.51
1.23
0.04
Probable
0.44
4.85
2.11
0.07
Total
0.71
4.72
3.34
0.11
Secondary Areas – Queimada
Proved
0.00
4.75
0.02
0.00
Probable
0.27
4.54
1.21
0.04
Total
0.27
4.55
1.23
0.04
AGA Mineração – Lamego
Total
1.42
4.18
5.92
0.19
ESTIMATION
The gold price, projected operational performance and costs as well as metallurgical recoveries are taken into consideration in determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
ORE RESERVE MODIFYING FACTORS
AGA Mineração – Lamego
Gold
price
Cut-off
grade
Stoping
width
Dilution
MCF
MetRF
as at 31 December 2016
BRL/oz
g/t Au
cm
%
%
%
Main Deposits – Arco da Velha
4,041
2.43
350.0
14.9
94.5
93.3
Main Deposits – Cabeça de Pedra
4,041
2.43; 2.75
350.0
13.9
94.5
93.3
Main Deposits – Carruagem
4,041
2.43; 2.75
2,000.0
10.0
94.5
93.3
Secondary Areas – Queimada
4,041
2.75
350.0
15.0
94.5
93.3
Two cut-off grades are calculated and applied in the Ore Reserve estimation process. The higher cut-off grade is applied to the Mineral
Resource which are still to be accessed by primary development, bearing such costs and additional projected capital expenses (full cut-off grade); the lower cut-off grade is applied to the Mineral Resource where primary development already exists, which carries all the downstream costs, except for capital development.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
AGA MINERAÇÃO – Lamego
Inclusive Mineral Resource sensitivity
6
4
2
0
-2
-4
-6
-8
-10
Lamego mine is insensitive to gold price
changes within the $1,200/oz to $1,600/oz
range.
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A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – L a m e g o
Dilution is considered in two stages: planned dilution, inherent to the mining area is incorporated as a function of operational needs, related to the size of the equipment involved. Operational dilution, which is a result of drilling and blasting processes, ore mucking in the stopes, and transfer to the loading station, follows. The latter is independent of the width of the structure and has been considered as 5% for both cut-and-ﬁll and longhole open stoping mining methods.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
AGA Mineração – Lamego
Tonnes
Grade
Contained gold
as at 31 December 2016
million
g/t
tonnes
Moz
Main Deposits – Cabeça de Pedra
0.06
3.31
0.21
0.01
Main Deposits – Carruagem
0.05
4.26
0.22
0.01
Secondary Areas – Queimada
0.27
3.79
1.01
0.03
Total
0.38
3.77
1.43
0.05
According to the standards adopted by AngloGold Ashanti, Inferred Mineral Resource is included for the purpose of deﬁning the business plan and associated with an exploration plan, but is not included as Ore Reserve.
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A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – N o v a L i m a S u l
I N T R O D U C T I O N
Property description
Nova Lima Sul comprise the underground mines of Raposos and Morro da Glória. The project is currently in care and maintenance pending a decision around its future. No Ore Reserve is reported for Nova Lima Sul.
Location
The Nova Lima Sul project is located in the western portion of the Rio das Velhas greenstone belt, and all the exploration targets are within a 16km radius of the Queiroz metallurgical plant. The project area corresponds to an area of 7,000km
2
, close to the cities of Nova Lima, Raposos and Rio Acima.
History
The ﬁrst formal mining company to start operations in the area is São João Del Rey Mining Co. Ltd in
1834. It was subsequently acquired by Mineração Morro Velho in the early 1900s.
Raposos mine reported production from 1929 to 1999 is 1.08Moz.
Morro da Glória was an exploration project with drilling and underground exploratory development.
Development to access the orebody produced 5,000oz from 1992 to 1994.
Legal aspects and
tenure
Nova Lima Sul is an exploration project wholly owned by AngloGold Ashanti and is made up of a number of DNPM Mining Concession including;
•
Mining Concession No. 308-II 02/03/1936, DNPM 322/1973, covering an area of 2,826.33ha
•
Mining Concession No. 308-VI 02/03/1936, DNPM 326/1973, covering an area of 7,465.22ha
•
Mining Concession No. 308 V 02/03/1936, DNPM 325/1973, covering an area of 1,014.53ha
New individual mining plans have to be delivered to the Federal Government (DNPM Federal Agency), if and when AGA Mineração decides to resume underground operations inside the geographic limits of each one of these three “inactive” mining concessions. In 2016 the Mineral Resource of Luzia da Motta was written-off due to environmental restrictions with the creation of a preservation area, called Serra do
Gandarela National Park.
Mining method
Raposos mine operated with a cut-and-ﬁll method.
Operational
infrastructure
Raposos mine has signiﬁcant amount of underground development, a shaft and a cableway to take the ore to Queiroz Plant. Morro da Glória has some underground drifts developed.
Mineral processing
Raposos mine circuit was a standard direct 1,000tpd gold-leaching circuit suitable for non-refractory material.
Risks
The project has been on care and in maintenance for a number of years.
COMPETENT PERSONS
AGA Mineração – Nova Lima Sul
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Rodrigo Martins MAusIMM 311 050 12 years BSc (Geology)
MSc (Geology)
The Competent Person consents to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
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G E O L O G Y
DEPOSIT TYPE
The Raposos sequence is interpreted as a ductile thrust that occurred during the ﬁrst deformation event. The main mineralised area is associated with an anticline of the same age. The stratigraphic sequence, repeated by folds, has ultramaﬁcs at the base, overlain by komatiitic basalts and andesites with layers of BIF. Pelites and meta-volcaniclastic occur at the top of the sequence. The BIF is oxide facies (magnetite and quartz), with carbonatisation in the mineralised areas.
In the Morro da Glória area the rocks consist of komatiitic ultramaﬁcs, graphitic phylite, felsic meta-volcaniclastics associated with meta-pelites and several layers of BIF.
The macro structures at Raposos and Morro da Glória are anticlines and the mineralisation is associated with these folds and shear zones, surrounded by concentric hydrothermal alteration zones consisting of sericitisation, carbonisation and chloritisation. BIF is oxide facies (magnetite and quartz), with carbonatisation in the mineralised areas. The gold is associated with sulphides and quartz veins in the BIF and altered schists.
MINERALISATION STYLE
The Nova Lima Sul targets are situated in the south-western portion of the Iron Quadrangle in the state of Minas Gerais, in Brazil.
The area is located in the volcanic sedimentary sequence of the Nova Lima Group (Rio das Velhas Supergroup), within the Rio das
Velhas greenstone belt.
The Nova Lima Group hosts the main gold mines and mineral occurrences in the Iron Quadrangle and consists of a basal tholeiitic-
komatiitic volcanic unit with abundant chemical sedimentary rocks, which is overlain by a volcaniclastic unit with associated felsic volcanic rocks. This is in turn overlain by an upper clastic unit. The mineralised deposits in the Rio das Velhas greenstone belt are structurally controlled and are associated with hydrothermal alterations along D2 thrust shear zones, on a regional scale. The mineralisation is epigenetic and the most common mineralisation styles at Nova Lima Sul are massive, banded and disseminated sulphides hosted in BIF and lapa seca (albitised hydrothermal rocks).
MINERALISATION CHARACTERISTICS
Mapped deposit dimensions vary in thickness from around 0.5m to 20m and can be more than 5,000m in length (down plunge).
The plunge is deﬁned by the stretching lineation and it is parallel to the fold axis of the ﬁrst two regional deformation events. The mineralisation is primarily located in the BIF and surrounded by concentric hydrothermal alteration zones consisting of sericitisation, carbonatisation and chloritisation.
E X P L O R AT I O N
In 2016 no exploration was completed in the Nova Lima Sul region. Nova Lima Sul exploration targets comprise the Raposos underground mine, the Mina Grande, Morro da Glória, Bicalho, Faria, Bela Fama mines, as well as the old prospects (Luzia da Mota,
Limoeiro) and several old surface workings (Saboeiro Rasgão, Urubu and Luzia’s Mina Grande).
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
AGA Mineração – Nova Lima Sul
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other Comments
Measured 30 x 30                           ✔ – – –               ✔ –
Indicated 60 x 60                           ✔ – – –               ✔ –
Inferred 100 x 100                       ✔ – –               ✔ – –
Grade/ore control 3 x 3 – – – – –
A M E R I C A S
c o n t i n u e d
A G A M i n e r a ç ã o – N o v a L i m a S u l
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INCLUSIVE MINERAL RESOURCE
AGA Mineração – Nova Lima Sul
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Morro da Glória
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
1.26
6.52
8.21
0.26
Total
1.26
6.52
8.21
0.26
Raposos
Measured
0.18
7.01
1.29
0.04
Indicated
0.41
6.85
2.80
0.09
Inferred
2.25
6.44
14.50
0.47
Total
2.84
6.53
18.59
0.60
AGA Mineração – Nova Lima Sul
Total
4.10
6.53
26.80
0.86
ESTIMATION
Morro da Glória has been estimated using ordinary kriging and the Raposos mine in the Nova Lima Sul project was estimated using UC.
The Nova Lima Sul project currently does not have any declared Ore Reserve and the exclusive and inclusive Mineral Resource numbers are therefore identical.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
MINERAÇÃO – Nova Lima Sul
Inclusive Mineral Resource sensitivity
10
8
6
4
2
0
-2
-4
-6
-8
-10
Nova Lima Sul is not sensitive to changes
in gold price in the range $1,200/oz to
$1,600/oz.
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A M E R I C A S
c o n t i n u e d
S e r r a G r a n d e
I N T R O D U C T I O N
Property description
Mineração Serra Grande (MSG or Serra Grande) is 100% owned by AngloGold Ashanti and is located in the north-western area of the Goiás State, central Brazil. It operates three underground and two open pit mines.
Location
Serra Grande is located 5km southern of the town of Crixás, 420km from the Brazilian capital, Brasilia and about 350km from the state capital of Goiás, Goiânia. Employing 1,120 persons in this largely rural area means that the mine represents the principal economic activity in the region.
History
Exploration works begun in 1973 with a phase of detailed mapping and DD continued until 1976. The mining operation started up in 1986 in Mina III and the metallurgical plant start up was in 1989.
MSG production peaked at 210koz/year supported by high grades. In 2009, the metallurgical plant was expanded to 1.3Mtpy to compensate for a declining grade-proﬁle. In 2012, AngloGold Ashanti acquired the 50% stake that belonged to the Kinross Group.
Legal aspects and
tenure
Serra Grande has interest or agreements over 61,500ha in the Crixás Greenstone belt, through a series of
DNPM mining leases and exploration permits. The mining concessions include:
•
002.286/1935, covering an area of 4,206.88ha
•
960.658/1987, covering an area of 1,946.89ha
•
860.746/2005, covering an area of 88.28ha
•
862.103/1994, covering an area of 125.41ha
•
804.366/1975, covering an area of 196.05ha
Brazilian mining concessions remain valid up to the depletion of the Ore Reserve and Mineral Resource.
A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company’s rights, which are already established.
Mining method
Serra Grande operation comprises three underground mines, namely Mina III (including Orebody IV, V and
Ingá), Mina Nova (including Pequizão Orebody) and Mina Palmeiras. The open pits are the outcrop of Mina
III Inferior and Structure IV zones. Three mining methods are being used underground: sub-level stoping
(bottom-up and top-down), cut and ﬁll, and room and pillar.
Operational
infrastructure
MSG power supplies comes from government’s local state concessionaire. The metallurgical plant has the capacity of 1.3Mtpa, combining Merrill Crowe’s and gravimetric circuits. It operates a single tailings dam, which will be expanded in 2017 to support the LoM production, with government environmental licensing already available. The water used on metallurgical process comes from underground mines. The state road GO-337 passes alongside operation providing logistical facility to its supply chain.
Mineral processing
The ore is blended to feed the crushing circuit with 3,600tpd. There are two mills in operation, and
20 leaching tanks with capacity of 4,800m
3
divided on pre-liming and cyanidation stages. About 58% of
free gold is captured in the parallel gravity circuit. The rest of the gold is recovered by the Merrill Crowe process to form the bullion that is sent to Nova Lima reﬁning process.
Risks
There is no material risk in the Mineral Resource and Ore Reserve statement at MSG.
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Crixás City
Mine III
Corpo V
Palmeiras Portal
Pequizão/Mina Nova Portal
Mina III Portal
Plant centroid co-ordinates
49°58'04"W, 14°34'25"S
Mine village
0
0.5
1
1.5km
Licences
Mine infrastructure
Settlements
Roads
Mining
Exploration
Pits
Plant
TSF
Underground workings
Towns
Villages
Main
Secondary
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A M E R I C A S
c o n t i n u e d
S e r r a G r a n d e
COMPETENT PERSONS
Serra Grande
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource and
Ore Reserve
Diogo Afonso Costa MAusIMM 311 574 14 years BSc (Geology)
The Competent Person consents to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
The gold deposit is orogenic mesothermal, associated with the development of shear zones. The host rocks belong to the Upper
Archaean Crixás Group. Gold mineralisation is associated with meta-sediments and meta-volcanics rocks from the Ribeirão das Antas and Rio Vermelho formations respectively. The Crixás Greenstone Belt is surrounded by granitic gneiss terrains from the Anta and
Caiamar complexes and meta-sedimentary rocks from the Santa Terezinha Group, which is part of the Goiás magmatic arc.
MINERALISATION STYLE
The mine complex is located in the Crixás Greenstone Belt sequence, in the central portion of Brazil, and the main host rocks are the meta-sedimentary sequences with association with meta-volcanic meta-basic rocks. The mineralisation at MSG is associated with quartz veins and massive to disseminated sulphides in meta-sedimentary, meta-volcaniclastic and meta-basalt rocks, with differing degrees of hydrothermal alteration developed over orogenical stacked thrust layers (duplexes).
Two main deformation events are responsible by mineralisation style. The ﬁrst event is the principal thrust event (east over west, called
D1) and develops an irregular thrust ramp geometry. This event stacked and inverted the stratigraphic sequence. The second event
(D2) was the Santa Terezinha sequence (Magmatic Arc) thrusting over Crixás Greenstone Belt, folding the rocks (F2) and generating the structures that control the gold mineralisation, generally parallel to the fold axis.
MINERALISATION CHARACTERISTICS
Geometry of the mineralised deposits is typically complex, pinch and swell, folded and boudinage shapes, dipping from 10° to 25°
and with greatest continuity along north-west-plunging structures (azimuth 290°).
The mineralisation have been split into four main domains called structures – the thrust ramps themselves (named Structure II, III,
IV and Palmeiras), and occurs as stacked lenses, generally concentrated in the same high deformation positions (with folds and disruptions) in the structures.
In Structure II the mineralisation is arsenopyrite associated with quartz as veinlets in carbonaceous meta-pelite.
In Structure III, the mineralisation is located in quartz veins that are hosted in carbonaceous schists, representing the highest gold grades (>8g/t, with free gold), as seen in Mina III (Inferior zone) and Ingá. This structure is also associated with massive and disseminated sulphides (mainly pyrrhotite and arsenopyrite) that occur in a sequence of hydrothermally-altered schists, commonly named superior zones.
In Structure IV, the mineralisation comprise quartz veinlets and disseminated sulphide (pyrrhotite) hosted in graphite schists as at
Pequizão. The mineralised zones are hosted in sericite and chlorite schists with massive and disseminated sulphide concentrated in folded zones. The ore shoots plunge to the north-west and the dips vary between 6° and 35°.
The Palmeiras structure is associated with hydrothermal alteration of meta-basalts, with sericite, chlorite, carbonate and massive sulphides (pyrrhotite).
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E X P L O R AT I O N
The MSG exploration programme has added 1.8Moz of new Inferred Mineral Resource to its portfolio over the last ﬁve years with an average grade of 6.34g/t. The underlying strategy has been to add new high-grade Mineral Resource, such as Ingá, Mine II quartz vein below the level 700m and Crixás North, as well as to extend the LoM of current orebodies such as Pequizão, Palmeiras,
Orebody IV and Mina Nova.
As part of the overall strategy 69,521m of DD for Mineral Resource addition purposes was completed in 2016, over the principal exploration targets of Orebody IV down Plunge, Mangaba, Structure II and Pequizão North. An additional 17,500m of Mineral Resource conversion drilling was drilled in Mina Nova, Mina III, Open pits and Ingá.
New regional targets are being generated through geochemistry, geophysics and geological mapping. The main prospects are the south and north vectors of the greenstone belt and the north Goiás Magmatic Arch. In 2016 the principal drilling was focused on upgrading the Palmeiras South Mineral Resource classiﬁcation to Indicated Mineral Resource, new Mineral Resource addition in Ingá
and Pequizão (Inferred Mineral Resource) and to identify new open pit targets such as Corpo V South, Dona Tereza so as to, extend the life of open pits to beyond 2021.
Deep drilling below the Pequizão mine has identiﬁed a new target named Mangaba which has the potential to increase the MSG Mineral
Resource, additional drilling is planned for 2017. This discovery conﬁrms the depth exploration potential of the Crixás Greenstone Belt.
Dolerite dyke
Orebody
Quartz vein
Meta-greywacke
Chlorite garnet schists
Carbonaceous schists
Carbonated schists & dolomite
Chloritized & carbonated meta-basic rocks
Legend
N
S
200m
250m
300m
350m
50m
Elevation
GEOLOGICAL CROSS-SECTION THROUGH MINA NOVA SERRA GRANDE
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A M E R I C A S
c o n t i n u e d
S e r r a G r a n d e
P R O J E C T S
During 2016, the exploration campaign consolidated the geological potential of Ingá orebody. The main decline to the Ingá orebody developed 950m of the planned 1,300m and the start of production is scheduled for the ﬁrst quarter of 2017.
In recent years the plant throughput of MSG has increased with the result that the ﬁltering circuit has became an operational bottleneck.
To ﬁx this operational restriction, MSG has intitiated the Activated Carbon Project which is looking at replacing the ﬁltering circuit with a
CIL. Its overall objectives are to increase the production rate from 1,300ktpa to 1,350ktpa in the metallurgical plant by the debottlenecking.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Serra Grande
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other Comments
Measured 10 x 10,                           ✔               ✔              ✔              ✔              ✔
20 x 10
–
Indicated 20 x 50,                           ✔               ✔              ✔              ✔
25 x 25,
40 x 20,
40 x 40
– –
Inferred 50 x 100,                           ✔
80 x 80,
100 x 50
– – – – –
Grade/ore control 2 x 2,                                ✔
10 x 10
–               ✔              ✔ – –
Serra Grande
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Mina Nova Measured 3.10 3.47 10.75 0.35
Indicated 1.06 3.20 3.39 0.11
Inferred 2.04 3.55 7.27 0.23
Total 6.20 3.45 21.40 0.69
Mina III Measured 2.08 4.81 10.02 0.32
Indicated 1.60 5.11 8.17 0.26
Inferred 2.19 4.74 10.39 0.33
Total 5.87 4.87 28.57 0.92
Palmeiras Measured 0.21 7.18 1.49 0.05
Indicated 0.30 5.73 1.70 0.05
Inferred 0.97 4.71 4.58 0.15
Total 1.48 5.26 7.77 0.25
Palmeiras Sul Measured – – – –
Indicated 0.06 6.62 0.42 0.01
Inferred 0.12 6.78 0.78 0.03
Total 0.18 6.72 1.20 0.04
Pequizão Measured 1.28 4.20 5.37 0.17
Indicated 1.18 3.95 4.66 0.15
Inferred 3.87 3.74 14.48 0.47
Total 6.33 3.87 24.51 0.79
Cajueiro Measured – – – –
Indicated – – – –
Inferred 1.22 2.89 3.52 0.11
Total 1.22 2.89 3.52 0.11
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Serra Grande
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Ingá
Measured
0.01
29.60
0.19
0.01
Indicated
0.56
7.70
4.33
0.14
Inferred
1.95
6.87
13.42
0.43
Total
2.52
7.11
17.93
0.58
Open pit
Measured
1.01
3.31
3.36
0.11
Indicated
0.67
3.16
2.11
0.07
Inferred
0.05
2.88
0.14
0.00
Total
1.73
3.24
5.61
0.18
Total stockpiles
Measured
0.06
2.00
0.12
0.00
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
0.06
2.00
0.12
0.00
Serra Grande
Total
25.59
4.32
110.63
3.56
ESTIMATION
The grades estimation is performed by ordinary kriging using diamond, RC and channel samples from MSG database. All search distance are based on variographic studies for each orebody/structure. Classiﬁcation is done through a combination of Conditional
Simulation and sample spacing studies.
SERRA GRANDE
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
14
12
10
8
6
4
2
0
0
1
3
4
6
7
9
10
2
5
8
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
SERRA GRANDE
Grade tonnage curve underground (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
24
22
20
18
16
14
12
10
8
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
EXCLUSIVE MINERAL RESOURCE
Serra Grande
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
4.19
4.27
17.89
0.58
Indicated
2.25
5.68
12.77
0.41
Inferred
12.41
4.40
54.56
1.75
Total
18.85
4.52
85.21
2.74
The exclusive Mineral Resource can be divided into three categories:
•
Inferred Mineral Resource within the operating mines – every year, this is partially upgraded through inﬁll drilling based on the production plan
•
that portion of the Mineral Resource that is not currently economically feasible
•
that portion of the Mineral Resource that requires economic studies
The exception to this is the Cajueiro deposit, located 10km from the Serra Grande site.
INCLUSIVE MINERAL RESOURCE
(continued)
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A M E R I C A S
c o n t i n u e d
S e r r a G r a n d e
SERRA GRANDE year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
3.60
3.55
3.50
3.45
3.40
3.35
3.30
3.25
3.20
-0.17
0.25
0.00
0.00
0.00
0.00
0.00
0.04
0.00
3.43
3.56
2015
Depletion
Exploration
Methodolog
y
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
SERRA GRANDE
Inclusive Mineral Resource sensitivity
1
0
-1
-2
-3
-4
-5
-6
-7
Changes mainly due to exploration additions from Ingá and Minas III and model changes.
MINERAL RESOURCE BELOW INFRASTRUCTURE
Serra Grande
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
0.01
29.60
0.19
0.01
Indicated
0.46
6.97
3.21
0.10
Inferred
12.36
4.40
54.41
1.75
Total
12.83
4.51
57.80
1.86
The total Inferred Mineral Resource is considered below infrastructure, in addition some Indicated and Measured Mineral Resource from certain of the orebodies, such as Ingá, are also considered below infrastructure.
The Mineral Resource at Serra Grande is
relatively insensitive to changes in gold
price. The change in Mineral Resource
ounces between the US$1,200/oz and
US$1,400/oz is within 5% of the 2016
Mineral Resource.
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A M E R I C A S
c o n t i n u e d
S e r r a G r a n d e
O R E R E S E R V E
ORE RESERVE
Serra Grande
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Mina Nova Proved 0.31 1.88 0.59 0.02
Probable 0.77 2.16 1.67 0.05
Total 1.09 2.08 2.26 0.07
Mina III Proved 0.47 2.40 1.13 0.04
Probable 0.65 3.07 2.00 0.06
Total 1.12 2.79 3.13 0.10
Palmeiras Proved 0.05 2.31 0.10 0.00
Probable 0.14 2.33 0.31 0.01
Total 0.18 2.32 0.42 0.01
Pequizão Proved 0.53 2.28 1.20 0.04
Probable 0.69 2.63 1.81 0.06
Total 1.22 2.48 3.02 0.10
Ingá Proved – – – –
Probable 0.25 4.36 1.09 0.04
Total 0.25 4.36 1.09 0.04
Open Pit Proved 0.99 2.93 2.90 0.09
Probable 0.70 2.75 1.93 0.06
Total 1.69 2.85 4.82 0.16
Total stockpiles Proved 0.06 2.00 0.12 0.00
Probable – – – –
Total 0.06 2.00 0.12 0.00
Serra Grande
Total 5.61 2.65 14.86 0.48
ESTIMATION
The gold price, projected operational performance and costs as well as metallurgical recoveries are taken into consideration in determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
ORE RESERVE MODIFYING FACTORS
Serra Grande
Gold
price
Cut-off
grade
Stoping
width
Dilution
Dilution
MRF
MCF
MetRF
as at 31 December 2016
BRL/oz
g/t Au
cm
%
g/t
% (based
on tonnes)
%
%
Mina Nova 4,041 2.45 180.0 16.7 0.03 85.3 95.0 88.9
Mina III 4,041 2.45 180.0 16.7 0.03 85.3 95.0 91.8
Palmeiras 4,041 2.45 180.0 16.7 0.03 85.3 95.0 90.1
Pequizao 4,041 2.45 180.0 16.7 0.03 85.3 95.0 90.7
Ingá 4,041 2.45 180.0 16.7 0.03 85.3 95.0 94.7
Open pit 4,041 2.45 180.0 9.0 0.03 85.3 95.0 91.9
Total stockpiles 4,041 – – – – – – 88.5
Mining recovery and dilution are determined per mining method but are expressed as the average for this table. Plant recovery depends upon a ﬁxed tailing grade of 0.23g/t
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The main modifying factors can be divided in economic and operational ones.
Economic modifying factors are the gold price, exchange rate (BRL/US$) and the cost matrix of the operation that is based on the previous year’s production performance. These are then used to deﬁne the cut-off grades that are listed in the economic evaluation of each mineable block.
Operational factors are based in historical data and usually deﬁned by the last year performance. Among the most important ones, can be mentioned the minimum mining width, operational dilution, mining recovery, mine call factor and metallurgical recovery. Operational factors are used to design Ore Reserve solids or applied directly in the solid evaluation to estimate the Ore Reserve of each stope.
Mining recovery and operational dilution used in the determining of the Ore Reserve are mining method speciﬁc.
INFERRED MINERAL RESOURCE IN BUSINESS PLAN
No Inferred Mineral Resource was included in the Ore Reserve, 29% of the LoM plan is Inferred Mineral Resource that Serra Grande considers possible to apply the modifying parameters with consistency and reliability.
ORE RESERVE BELOW INFRASTRUCTURE
Serra Grande
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Proved 0.31 2.49 0.77 0.02
Probable 0.76 3.25 2.47 0.08
Total 1.07 3.03 3.24 0.10
Most of the ounces below infrastructure are categorised as Probable Ore Reserve from the bottom of sub-level stoping panels that have at least the top ore drift opened and sampled.
SERRA GRANDE year-on-year changes in Ore Reserve
Total (attributable)
Ounces (millions)
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
-0.16
0.18
0.00
0.08
0.01
-0.11
0.00
-0.00
0.05
0.00
0.48
0.42
2015
Depletion
Exploration
Methodolog
y
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
Revenue
factor
Ore Reserve variation due to exploration changes mainly at Mina III, Pequizão and Ingá, higher local gold prices and lower costs
(exchange rate) which were offset by revised dilution and recoveries at Mina III.
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A M E R I C A S
c o n t i n u e d
C o l o m b i a
C O U N T RY O V E R V I E W
Systematic regional greenﬁelds exploration has been undertaken by AngloGold Ashanti and its JV partners (B2Gold, Glencore
International and Mineros S.A.) in Colombia since 2004. AngloGold Ashanti consolidated its tenement position from roughly
100,000km
2
in 2009 to a core area of 2,131km
2
at the end of 2015.
At the Gramalote JV (AngloGold Ashanti, 51% and B2Gold, 49%), AngloGold Ashanti is currently responsible for the management of the project.
At the wholly-owned La Colosa project, infrastructure drilling continued after area adjustment permitting for new platforms was successfully completed. PFS development has focused on infrastructure site facility scenarios. AngloGold Ashanti secured regional district scale opportunities surrounding La Colosa and is continuing with regional targeting of similar gold-rich porphyry mineralisation.
Nuevo Chaquiro is a signiﬁcant new copper-gold porphyry-style mineralised system that is located within the Quebradona Project, which is a JV between AngloGold Ashanti 92.72% and B2Gold 7.28%. B2Gold is not participating in the exploration expenditure and its interest in the project is being diluted. The Quebradona Project is situated in the Middle Cáuca region of Colombia, in the
Department of Antioquia, 60km south-west of Medellin. Nuevo Chaquiro, is one of ﬁve known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2012.
COLOMBIA
Nuevo Chaquiro
200km
Ibagué
Cali
Quibdó
Medellin
Bogotá
Advanced greenfield projects
1 Gramalote
(51%)
2 Quebradona
(92.72%)
3 La
Colosa
1
2
3
0
200km
INCLUSIVE MINERAL RESOURCE
Colombia
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured
17
0.79
13
0
Indicated
999
0.80
796
26
Inferred
859
0.42
359
12
Total
1,875
0.62
1,168
38
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A M E R I C A S
c o n t i n u e d
G r a m a l o t e
I N T R O D U C T I O N
Property description
Gramalote is a JV between AngloGold Ashanti (51%) and B2 Gold (49%). The project Mineral Resource comprises ounces from three orebodies, namely Gramalote Central, Monjas and Trinidad.
Location
The Gramalote property is located on the eastern ﬂank of the Cordillera Central near the towns of
Providencia and San Jose del Nus in the municipality of San Roque, north-west of Antioquia Department.
It is approximately 230km north-west of Bogotá and 124km north-east of Medellin.
History
The region encompassing Gramalote has a long history of artisanal gold. Gramalote itself has had small scale artisanal mining for several decades prior to exploration work and mineral discovery by AngloGold
Ashanti. Drilling commenced in 2006. In 2010, AngloGold Ashanti became the operator with a 51% share.
Sufﬁcient work has been completed to enable a PFS to be generated in late 2013. Based upon continued
growth of the Mineral Resource, signiﬁcant processing opportunities generated by the project team, and ongoing capital and operating cost optimisations, an update of the original PFS is currently underway.
Legal aspects and
tenure
The Gramalote project area is covered by a total of 16 contract concessions of 33,028.45ha, one exploration licence of 2,292.81ha and two applications of 10,002.98ha.
•
7153B, 745, 83ha, expires 2037-01-17
•
6192B, 18.92ha, expires 2039-01-28
•
6386B, 2,418.28ha, expires 2039-02-11
•
6386, 1,250.36ha, expires 2039-02-11
•
6194, 5,588.49ha, expires 2039-02-16
•
7519, 54.59ha, expires 2039-02-18
•
14292, 9,412.91ha, expires 2043-04-02
•
6195, 5,914.86ha, expires 2040-05-17
•
6189, 1,971.93ha, expires 2041-05-26
•
7589, 51.75ha, expires 2039-02-16
•
ICQ-080062X, 690.35ha, expires 2041-05-09
•
ICQ-0800167X, 437.82ha, expires 2041-05-09
•
7676, 504.98ha, expires 2039-07-15
•
6185, 2,168.42ha, expires 2037-08-13
•
6187B, 13.95ha, expires 2039-01-26
•
6190, 1,785.00ha, expires 2039-01-27
•
4894, 2,292.81ha, exploration licence
•
LJC-08012, 137.44ha, application
•
QHQ-16081, 9,865.54ha, application
Mining method
Gramalote is planned to be a relatively large scale open pit mining operation with an estimated LOM of 13 years (plus one year of pre-stripping)
Operational
infrastructure
Currently the project has a ﬁeld infrastructure that supports PFS studies with roads, accommodations, ofﬁce, infrastructure for logging and sampling the drill cores and a core shed facility.
Mineral processing
The project is under development but the following process plan is being considered:
•
A planned plant throughput of 11Mtpa (fresh ore) and 4Mtpa (oxide) giving a production of around
350koz per annum
•
Gold recovery process: Semi-autogenous milling circuit/ﬂotation/leaching of concentrate including upgrade by sorting feed to the sulphide plant in year three and a separate circuit for oxide treatment
•
Conventional tailings deposition with sand dam
Risks
The low grade Inferred Mineral Resource is by deﬁnition a low conﬁdence, high risk part of the Mineral
Resource due to the broad drill spacing (100 x 100m).
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San Roque
San José
del Nus
Monjas
Gramalote
Trinidad
Cristales
Providencia
ML 14292
ML 6185
ML 6190
ML ICQ-080062X
ML 7153B
ML ICQ-0800167X
Planned plant centroid
co-ordinates
75°00'00"W, 06°30'00"N
Licences
Settlements
Roads
Planned mine infrastructure
Mining
Exploration
Pits
Plant
Tailing
Waste Rock facility
Towns
Villages
Main
Secondary
1.5 0 1.5 3km
COMPETENT PERSONS
Gramalote
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Claudio Devaux
MAusIMM
315 689
29 years
BSc Hons (Geology)
The Competent Person consents to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
Gramalote is a pluton-related, mesothermal gold prospect related genetically to the host intrusion. The alteration and mineralisation is structurally controlled, restricted to small haloes along veins, sheeted veins and stockworks arrays. The sulphides content is less than 5%. Some evidence indicates that the host rock is directly related to ﬂuids evolved from the cooling pluton, including pegmatite, aplite and K-feldspar alteration.
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A M E R I C A S
c o n t i n u e d
G r a m a l o t e
MINERALISATION STYLE
The Gramalote property is located in the northern portion of Colombia’s Central Cordillera. The terrain is completely underlain by medium to coarse-grained biotite +\- hornblende tonalite and granodiorite of the Cretaceous Antioquia Batholith.
Subsequent drilling within an extensive mineral tenement block of some 35,000ha (exclusively retained under licence by the JV)
identiﬁed three distinct mineral deposits (Gramalote Central, Trinidad, and Monjas West) of common mineralisation and alteration and with vertical to sub-vertical mineral zones extending from tens of metres to over 200m, with variable lengths up to 1km, and extending several hundred metres to depth.
MINERALISATION CHARACTERISTICS
Gramalote is considered to be an intrusive-hosted structurally controlled stockwork gold and silver deposit.
Mineralisation is controlled by north-east/south-west trending shear zones and north-northwest to south-southeast trending shear extensional zones affecting the tonalites and granodiorites of the Antioquia Batholith.
Gold mineralisation is associated with three overprinting texture destructive alteration assemblages including potassic, quartz-
sericite and sericite carbonate. Within these alteration zones, anomalous gold mineralisation is associated with three speciﬁc types of stockwork quartz veining. These include quartz veinlets with ﬁne-grained pyrite, quartz-carbonate veinlets and quartz veinlets with granular pyrite.
The saprolite (oxide) and “saprock” (transition) portions of the deposit represent a small percentage of the mineralisation. Saprolite thickness is variable from 5–30m, with an average thickness of 15m.
Petrographic work indicates the gold occurs as ﬁve to 20 micron sized particles associated with fractures and inclusions within pyrite and cavities associated with sulphosalts (aikinite PbCuBiS
3
, matildite AgBiS
2
) and tellurides (hessite (Ag
2
Te). The silver to gold ratio is
approximately 1:1.
GEOLOGICAL CROSS-SECTION THROUGH PLANNED GRAMALOTE CENTRAL PIT
Legend
Quartz Diorite
Tonalite
Oxide zone
Dyke
Vein
Ore zone
Planned
pit outline
200m
400m
200m
1000m
800m
600m
Elevation
S
N
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E X P L O R AT I O N
Exploration in 2016 was primarily focused on limited drilling work aimed to test the regional upside potential and drilling of the saprolite to assess its potential as a Mineral Resource. As at 31 October 2016 a total of 145,000m of exploration drilling plus a 240m underground tunnel through the orebody have been completed since the start of the project.
P R O J E C T S
A PFS update is currently underway and the ﬁnal report study will be completed and delivered in September 2017. Main activities during 2017 include the initiation of the FS Mineral Resource drilling programme to minimise delays in the completion of next stage, the potential reporting of a maiden Ore Reserve as well as advance in the implementation of the coexistence and resettlement programme.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Gramalote
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured 25 x 25                          ✔ – – – –
Indicated 50 x 50                           ✔ – – – –
Inferred 100 x 100                      ✔ – – – –
Grade/ore control 12 x 12 –               ✔ – – – Test grade control pattern completed
to conﬁrm the UC parameters
INCLUSIVE MINERAL RESOURCE
Gramalote
Tonnes
Grade
Contained
gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Gramalote Central Measured 16.64 0.79 13.14 0.42
Indicated 69.61 0.49 34.09 1.10
Inferred 72.38 0.39 28.49 0.92
Total 158.63 0.48 75.72 2.43
Trinidad Measured – – – –
Indicated – – – –
Inferred 57.33 0.39 22.57 0.73
Total 57.33 0.39 22.57 0.73
Monjas West Measured – – – –
Indicated 3.49 0.36 1.26 0.04
Inferred 19.18 0.44 8.53 0.27
Total 22.67 0.43 9.79 0.31
Gramalote
Total 238.64 0.45 108.08 3.47
ESTIMATION
At Gramalote, results from about 145,000m of drilling (87,900m at Gramalote Central and 11,250m at the Trinidad area and 17,850m at Monjas West area) were used to support the estimation of the Mineral Resource. Mineral Resource modelling was performed using a geological model based on alteration, vein abundance and gold grade. Assay gold grades composited to 2m down-hole intervals and outliers are capped based on the distribution observations using probability plots by each estimation domains. LUC was used to estimate block grades and quantify the effect of selective mining.
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A M E R I C A S
c o n t i n u e d
G r a m a l o t e
GRAMALOTE year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
3.48
3.46
3.44
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
3.47
3.56
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
No changes took place to the Mineral Resource during the year.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
GRAMALOTE
Inclusive Mineral Resource sensitivity
10
5
0
-5
-10
-15
GRAMALOTE
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
450
400
350
300
250
200
150
100
50
00
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.00
0.25
0.50
0.75
1.00
1.25
1.75
2.00
1.50
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
As a low grade deposit Gramalote is
sensitive to changes in gold price.
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A M E R I C A S
c o n t i n u e d
L a C o l o s a
I N T R O D U C T I O N
Property description
The exploration project is wholly owned by AngloGold Ashanti.
Location
The project is located 150km west of Colombia’s capital city, Bogota, and 30km west of the major town of Ibague, which is the capital of the Tolima department and the location of local government entities monitoring the project.
History
Mineralisation at La Colosa was discovered by AngloGold Ashanti’s Colombian greenﬁelds exploration team in 2006. Drilling commenced in 2007 and a Conceptual study was completed in 2008. Economic studies continue.
Legal aspects and
tenure
The La Colosa comprises of a number of exploration permits namely:
•
EIG-163 comprising 2,581.83ha ﬁnishing the ninth year of exploration (third extension of exploration)
•
EIG-166 comprising 21.96ha in the third year of construction
•
EIG-167 comprising 1,237.62ha in the second year of exploitation
•
GLN-09261X comprising 3.63ha running the ninth year of construction (third extension of exploration)
•
HEB-169 comprising 3,861.45ha in the second year of exploitation
•
GGF-151 comprising 1,553.85ha starting the ninth year of exploration (third extension of exploration)
The ANM (National Mining Agency) has approved the concept of mineral tenement integration and the proposed mineral exploration work plan. Final approval and contract registration of the integrated mining rights is outstanding.
MADS (Environmental Ministry) has published the coordinates of the Chili-Barragan Páramo (alpine tundra ecosystem) in the east of the project an area where mining is not permitted. Around 84ha overlap with the integrated mineral tenement but do not affect the project as such. A recent ruling by the government delineating the Los Nevados Páramo (across the remainder of the deposit) to 3,200m is currently being reviewed by AngloGold Ashanti.
Exploration has been restricted in the Instituto Nacional de Vías (INVIAS) area of inﬂuence for the La Linea tunnel.
Mining method
The project is still under development, but the concept is a large open pit.
Operational
infrastructure
Currently the project has a ﬁeld infrastructure that supports access to the Mineral Resource with roads, accommodation, ofﬁce and surface infrastructure for pre-logging and organisation of the drilling core, complementary to that there is a core shed facility in the city of Ibague, where geological and geo-
metallurgical logging are performed.
Mineral processing
The project is currently at an early stage and the ﬂotation of the sulphide ore is being considered.
Risks
The La Colosa project is at an early stage and a number of possible technical options have been identiﬁed, all of which require signiﬁcant capital. Efforts to reduce capital thorough optimisation are ongoing.
The political risks associated with the mining industry in Colombia speciﬁcally in the Tolima department need to be considered.
The recent ruling from the government delineating the Los Nevados Páramo to 3,200m is currently being contested. If unsuccessful, this will have a signiﬁcant impact on the Mineral Resource being reported and on the project as a whole.
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Cajamarca
Licences
Exploration
Villages
Main
Secondary
Settlements
Roads
La Colosa village
co-ordinates
75°29'39"W, 4°26'50"N
0
1
2
3km
to
Ca
larc
a
GGF -151
HEB-169
EIG-167
EIG-163
EIG-166
GLN-09261X
COMPETENT PERSONS
La Colosa
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Rudolf Jahoda
MAusIMM
990 544
25 years
MSc (Mining Geology)
PhD (Geology)
The Competent Person consents to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
Preliminary studies on the mineralogy, ﬂuid inclusion assemblages and geochemistry indicate that a younger hydrothermal event overprints the previous porphyry-style mineralisation event. These younger veinlets consist of quartz (colloform-crustiform texture)
together with adularia and gold with narrow alteration halos of illite, sericite and carbonates. A distinct temperature-salinity environment marks this high grade ore zone (>2g/t gold average), which is spatially and genetically controlled by a N-trending corridor of tension gashes, crossing the magmatic complex and extending towards the metamorphic rocks in the northern areas.
A M E R I C A S
c o n t i n u e d
L a C o l o s a
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MINERALISATION STYLE
The La Colosa project is centered on a late Miocene (8.1Ma) multiphase diorite porphyry gold complex intruded into reduced
Paleozoic meta-sedimentary rocks. Although the porphyry system is generally copper-poor, a 0.1 – 0.2%Cu anomaly associated with
Mo>150ppm occurs laterally and at depth. The highest grade gold mineralisation is closely associated with a suite of early porphyry intrusions/breccias with potassic and sodic-calcic alteration, high intensity of gold-sulphide veinlets and sulphur values generally exceeding 2.5%. The multiphase diorite porphyry gold complex can be divided into three phases (early, intermineral and late) and is elliptical in shape with a known maximum north-south axis of at least 1,200m. The complex strikes N10W with a dip of 75° east-
north-east, the contacts are mostly structurally bound. Intermineral and late dacitic dykes extend both north and south into the foliated schistose hornfels.
Previous extension drilling has better deﬁned the porphyry contacts and high-grade mineralisation along structural corridors. Additional upside for mineralisation occurs to the north-west of the porphyry – (sub) epithermal targets and at depth.
San Antonio is a separate much smaller porphyry centre 1.2km south of La Colosa and characterised by hydrothermal and intrusion breccias associated with intermineral diorites and a late dacite stock.
MINERALISATION CHARACTERISTICS
Three types of porphyry-style hydrothermal alteration are associated with magmatic activity:
•
potassic alteration (mainly secondary biotite), which occurs as pervasive replacement of ferromagnesian minerals and matrix in the early and intermineral phase rocks
•
sodic-calcic alteration (albite, actinolite and epidote), which is conﬁned to cm-scale patches in the early and intermineral stage rocks
•
propylitic alteration (chlorite, epidote, albite and carbonates) within the late magmatic stage. Multiphase siliciﬁcation occurs within the schistose metamorphic rocks
Six major types of veinlets have been identiﬁed at the La Colosa project area. The veinlets occur in the magmatic rocks as well as in the metamorphic rocks. The veinlet sequence is (from oldest to youngest): EB-type, A-type, M-type, S-type, D-type, and CC-type.
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Envelope 0.5 g/t Au
N-trending extensional faults
La Colosa F
ault
Ns1 F
ault
La Ceja F
ault
2,250m
3,000m
W
E
750 m
493900
mN
Early magmatic rocks
Intermineral magmatic rocks
Schistose wallrock
Ore zone
0.5g/t au
,
1.5g/t au
,
2.0g/t au
Pyroclastic fall deposits
Late magmatic rocks
Legend
GEOLOGICAL CROSS-SECTION THROUGH LA COLOSA
E X P L O R AT I O N
The La Colosa Mineral Resource is located in a forest reserve as deﬁned by the Colombian Government. An area of 6.39ha has been temporarily extracted within a boundary of 515ha allowing for drill platforms, access and camp sites.
The current exploration strategy is to deﬁne an Indicated Mineral Resource, centered on the conceptual pit shell and extend the known high-grade mineralisation. The average drill spacing of 100m x 100m has been reviewed for Mineral Resource classiﬁcation.
Conversion to Indicated Mineral Resource has been allowed for sectors with a drill spacing of 75m x 75m.
A total of 138,969m (397 holes) have been drilled to date.
P R O J E C T S
A Conceptual study was presented in October 2015 considering a mine and whole ore leach processing plant of a reduced size of 23Mtpa and all facilities located “on mountain”. Project economics were favorable leading to the initiation of a PFS study on this reduced size option with the work emphasis on conﬁrmation of the suitability of the proposed tailings and waste rock storage area and optimisation of the processing circuit.
Geometallurgical studies related to comminution modelling focused on obtaining hardness parameters are advancing. The metallurgical data has been correlated with multi-element assay and spectral mineralogical data to obtain proxies for metallurgical parameters.
The comminution parameters have been kriged and a preliminary throughput model has been obtained.
A M E R I C A S
c o n t i n u e d
L a C o l o s a
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M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
La Colosa
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other Comments
Measured – – – – – –
Indicated 75 x 75                              ✔ – – – – –
Inferred 100 x 100                          ✔ – – – – –
Grade/ore control – – – – – –
INCLUSIVE MINERAL RESOURCE
La Colosa
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Open pit Measured – – – –
Indicated 821.67 0.85 695.68 22.37
Inferred 242.51 0.78 189.65 6.10
La Colosa
Total 1,064.18 0.83 885.33 28.46
ESTIMATION
At La Colosa, some 138,969m of drilling supported the estimation of an Indicated Mineral Resource. Gold grades were estimated using ordinary kriging. Kriging was performed into a block size of 50m x 50m x 10m using lithological domains (wireframes) in a grade-based mineralisation envelope and also for the waste surrounding the mineralisation. All available geological drill holes, surface sampling and mapping information was validated for use in the modelling process.
The La Colosa Mineral Resource is reported at a cut-off grade of 0.35g/t. The mineralisation has been classiﬁed on the basis of kriging variance related to drill spacing.
LA COLOSA
Grade tonnage curve surface (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.0
0.1
0.2
0.3
0.5
0.6
0.7
0.8
1.0
1.1
1.2
0.4
0.9
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
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A M E R I C A S
c o n t i n u e d
L a C o l o s a
2015
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
LA COLOSA year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
28.48
28.46
28.44
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
28.46
28.46
Only sterilisation drilling has been carried out in 2016. There is no change therefore to the overall Mineral Resource.
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
LA COLOSA
Inclusive Mineral Resource sensitivity
6
4
2
0
-2
-4
-6
La Colosa is a high volume, low grade
mineral occurrence. The Mineral
Resource is insensitive to gold price.
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A M E R I C A S
c o n t i n u e d
Q u e b r a d o n a
I N T R O D U C T I O N
Property description
Quebradona is an exploration project having completed a Conceptual study and starting PFS. It is a
JV between AngloGold Ashanti (92.72%) and B2Gold (7.28%). Five main targets have been identiﬁed, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela and La Sola. Nuevo Chaquiro is the most advanced of the targets.
Nuevo Chaquiro, a signiﬁcant copper-gold porphyry-style mineralised system, is one of ﬁve known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011.
Location
The Quebradona project is situated in the Middle Cáuca region of Colombia, in the Department of
Antioquia, 60km south-west of Medellin.
History
Exploration was carried out from 2004 by AngloGold Ashanti and then from 2006 to 2009 by B2Gold. In
2010 AngloGold Ashanti took management control and focused its exploration effort on Nuevo Chaquiro, a signiﬁcant copper-gold porphyry-style mineralised system. One of ﬁve known porphyry centres on the property and this has been the focus of exploration activities since the beginning of 2011. In 2014 a maiden Mineral Resource was published for Nuevo Chaquiro and a Conceptual study was initiated.
Updates of the Mineral Resource model were completed in 2015 and 2016 and did not show signiﬁcant changes in metal content.
Legal aspects and
tenure
On December 2016 the integration of the ﬁve tenements (7,579; 6,359; 5,869; 5,881 and 6,318) was successfully registered in the National Mining Register resulting in a unique mining title comprising
7,593ha.
•
5,881 issued on the 9 December 2016 for 7,593ha
Mining method
No mining activities. From the Conceptual study completed, mining will be by sub-level caving with ore access being by both an upper and a lower access tunnel. The mining rate will be 5Mtpa ore.
Operational
infrastructure
The Conceptual study indicates that the overall project layout and conﬁguration will have nearly all activity in the lower areas of the project. Included here will be the primary mine access tunnel (which will serve as ore conveyance as well), processing plant, tailings dam and associated facilities. The upper area includes the orebody and will maintain only auxiliary access, ventilation, and minor support structure for the mine.
Mineral processing
Metallurgical test are in progress. From the Conceptual study, plant operations will utilise standard copper/
gold ﬂotation and recovery via ﬁltration of a concentrate. Plant throughput will be 5Mtpa of ore generating approximately 204Ktpa of concentrate. Concentrate will be transported by a combination of truck and rail to a seaport where concentrate will be bulk loaded for transportation to a smelter facility. Concentrate quality will be good and present no unusual commercial challenges for sales.
Risks
No siginiﬁcant risk identiﬁed. Conﬁdence in the Mineral Resource increased during the year with the new inﬁll drilling resulting in 37% (Au Ounces) of the total Mineral Resource being upgraded to an Indicated
Mineral Resource. The PFS under consideration has approximately 78% of the Mineral Resource classiﬁed as an Indicated Mineral Resource. Variability in copper grade is low and high continuity was conﬁrmed after the 2015 drilling. Security risk is considered low and Nuevo Chaquiro has a moderate seismic risk.
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!
(
!
(
Jerico
Corr egimiento de Palermo
Airfield co-ordinates
75°44'51"W, 5°45'50"N
Licences
Licenses are unconsolidated
Exploration
Exploration application
Settlements
Villages
Roads
Secondary
Airfield
0 1 2 3
Km
ExpL 5881
ExpL 6359
ExpL 7579
ExpL 586
Airfield
9
ExpL 6318
ExpL 7579
COMPETENT PERSONS
Quebradona
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Pablo Luis Noriega
MAusIMM
315 688
17 years
BSc Hons (Geology)
The Competent Person consents to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
G E O L O G Y
DEPOSIT TYPE
Main target Nuevo Chaquiro in Quebradona Project is a typical porphyry copper deposit with large tonnes and low grade with gold, molybdenum and silver by products.
The structural setting facilitated the intrusive bodies rise through of volcaniclastic sequence of Combia formation. The intrusives did not reach surface and remain as a blind deposit despite erosion acting for a signiﬁcant period.
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MINERALISATION STYLE
The Nuevo Chaquiro deposit consists of Miocene-aged diorite and main proportion of quartz diorite dykes and thin vertical stocks intruding a thick section of andesitic tuffs and volcaniclastics rocks of the Miocene-aged (6-10 My) Combia formation which ﬁlls a large pull-apart basin within the prospective middle Cauca belt of central Colombia. Depth to mineralisation from the surface is around
150–400m from NE to SW. Typical copper porphyry alteration zonation is evident with a high temperature, K-silicate central zone
(biotite, magnetite, chalcopyrite, and molybdenite) which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite,+-tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is also an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser copper, gold and molybdenum values.
MINERALISATION CHARACTERISTICS
The intrusive complex can be categorised as premineral, early, intramineral and late, according to cross-cutting relationships, locality relations, temporality and Cu/Au values. The early dyke is located in the eastern part of the deposit and is the main supplier of heat and hydrothermal ﬂuids that caused the mineralisation event, in the central area abundant intra-mineral diorite and quartz diorites are found, of which a classic ore shell of lower-grade mineralisation (>0.3% copper) appears draped over the intrusions. Higher grade copper-gold mineralisation (>1.4% Cu) is associated with a well-developed quartz vein stock-work in the cupola zone of early quartz diorite, persisting over a vertical interval of 500m. The majority of the intrusive rocks don’t outcrop.
The mineralised zone is characterised by ﬁne stock works, disseminations and veinlets of quartz, magnetite, pyrite, chalcopyrite and molybdenite.
Traces of bornite and cubanite have been locally observed, but in amounts not exceeding 0.1% volume. Other sulﬁdes include pyrite and amounts of pyrrhotite in speciﬁc intervals. Gold and silver correlate well with copper and, by analogy to other deposits, are believed to occur within the chalcopyrite, although this has not yet been established by detailed metallurgical examination.
A M E R I C A S
c o n t i n u e d
Q u e b r a d o n a
2100m
1900m
1700m
1500m
1300m
1100m
900m
Elevation
SW
NE
100m
700m
2100m
1900m
1700m
1500m
1300m
1100m
900m
Legend
Tuff
Intramineral Quartz Diorite
Premineral Quartz Diorite
Early Quartz Diorite
Cu ore zone
0.6%
,
0.45%
Cu
100m
700m
GEOLOGICAL CROSS-SECTION THROUGH NUEVO CHAQUIRO
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E X P L O R AT I O N
During 2016 the project was focused on completing the Conceptual study.
Hydrogeological and geotechnical data was reviewed and compiled for the Conceptual study and limited metallurgical, geotechnical and hydrogeological drilling started in late 2016. Structural update was completed with focus on the infrastructure location sites. Some of the areas with granted access were geologically mapped.
P R O J E C T S
The Conceptual study phase was completed in September 30th 2016 and is currently in a bridge period to enter PFS in
January 2017.
M I N E R A L R E S O U R C E
DETAILS OF AVERAGE DRILLHOLE SPACING AND TYPE IN RELATION TO MINERAL RESOURCE CLASSIFICATION
Quebradona
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other Comments
Measured 30 x 30 – – – – – –
Indicated 60 x 60                              ✔ – – – – –
Inferred 120 x 120                          ✔ – – – – –
Grade/ore control – – – – – –
Drill hole spacing over the project is variable, being inﬂuenced by environmental and social considerations. Where possible multiple drill holes are conducted from the same drill pad to minimise impact on the environment. Drilling at Quebradona varies from 50 x 50m grid in the central part and 100 x 100 to 120 x 120 in the adjacent low grade Inferred Mineral Resource areas. Due to having some multihole platforms, the drilling spacing in the ﬁrst 300m is tighter than in the deeper portions.
INCLUSIVE MINERAL RESOURCE
Quebradona
Tonnes
Grade
Contained gold
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Nuevo Chaquiro Measured – – – –
Indicated 104.37 0.62 65.09 2.09
Inferred 467.64 0.23 109.47 3.52
Quebradona
Total 572.01 0.31 174.57 5.61
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: COPPER (Cu)
Quebradona
Tonnes
Grade
Contained copper (Cu)
as at 31 December 2016
Category
million
%Cu
tonnes million pounds million
Measured – – – –
Indicated 104 1.08 1.13 2,487
Inferred 468 0.53 2.47 5,446
Quebradona
Total 572 0.63 3.60 7,933
Quebradona is likely to be a Cu mine with Au as a by-product, this will be conﬁrmed during the PFS.
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: SILVER (Ag)
Quebradona
Tonnes
Grade
Contained silver (Ag)
as at 31 December 2016
Category
million
g/t
tonnes
Moz
Measured – – – –
Indicated 104 6.38 666 21
Inferred 468 3.80 1,775 57
Quebradona
Total 572 4.27 2,442 78
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A M E R I C A S
c o n t i n u e d
Q u e b r a d o n a
INCLUSIVE MINERAL RESOURCE BY-PRODUCT: MOLYBDENUM (Mo)
Quebradona
Tonnes
Grade
Contained molybdenum (Mo)
as at 31 December 2016
Category
million
ppm
kilotonnes    pounds million
Measured
–
–
–
–
Indicated
104
137
14
31
Inferred
468
126
59
130
Quebradona
Total
572
128
73
162
ESTIMATION
Copper, gold, silver, molybdenum, arsenic and sulphur grades were estimated using ordinary kriging into a 40 x 40 x 20m block size model. Grades were estimated within grade-based 3D wireframe boundaries for copper and gold grades, with separate domains for molybdenum and sulphur.
Drill hole data was composited to 6m down-hole lengths prior to estimation and extreme values were capped. Estimation was into homogeneous geological domains using ordinary kriging. Classiﬁcation was done using conditional simulation.
The Mineral Resource was tested for and found to have reasonable and realistic prospects for eventual economic extraction. It represents a realistic inventory of mineralisation within a conceptual underground mine design, based on two lifts using a combination of block caving and panel caving. The development levels at 1,000mRL and 1,400mRL, were assumed to be potentially available to mine at some point in the future. Therefore all of the Inferred Mineral Resource above the 1,000mRL within the mine design is included in the estimate and since non-selective methods are used, no cut-off can be applied. Additional potentially mineralised material is included in the mine design, but is not included as part of the reported Mineral Resource due to lower conﬁdence in the grade estimate as a result of limited drill hole data in those portions of the deposit.
QUEBRADONA
Grade tonnage curve underground (metric) (attributable)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
600
500
400
300
200
100
0
2.0
1.9
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0
0.1 0.2 0.3 0.4 0.5 0.6 0.7
1.4 1.5
0.8 0.9 1.0 1.1 1.2 1.3
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off
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QUEBRADONA year-on-year changes in Mineral Resource
Total (attributable)
Ounces (millions)
5.67
5.66
5.65
5.64
5.63
5.62
5.61
5.60
5.59
5.58
0.00
-0.07
0.00
0.00
0.00
0.00
0.00
0.00
0.02
5.66
5.61
2015
Depletion
Exploration
Methodolog
y
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2016
1,200
1,400
1,600
Percentage change
Mineral Resource price ($/oz)
Tonnes Ounces
Grade
QUEBRADONA
Inclusive Mineral Resource sensitivity
8
6
4
2
0
-2
-4
-6
-8
-10
All the Mineral Resource is below infrastructure.
In 2016 the Mineral Resource model was updated with the addition of ﬁve drill holes, resulting in slightly lower grades in copper and gold. Despite the decrease in copper and molybdenum prices there were no signiﬁcant changes in the Mineral Resource, it is explained by a positive balance due to increased recoveries in copper, gold and silver. The attributable percentage increased from
92.42% to 92.72%.
No changes at higher price ($1,600/oz)
as the existing mining designs were used
to constrain the Mineral Resource.
At lower price ($1,200/oz) a step of
0.1g/t Au from the grade ton curve was
used to proportionately represent the
variations in price.
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S E C T I O N 6
A D M I N I S T R A T I O N I N F O R M A T I O N
T h i s s e c t i o n p r o v i d e s i n f o r m a t i o n o n o u r
d e f i n i t i o n o f M i n e r a l R e s o u r c e a n d O r e
R e s e r v e a s w e l l a s a g l o s s a r y o f t e r m s
a n d a b b r e v i a t i o n s .
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D E F I N I T I O N S
M I N E R A L R E S O U R C E
The SAMREC Code, 2016 edition, deﬁnition of a Mineral Resource is as follows:
“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from speciﬁc geological evidence and knowledge, including sampling.
Mineral Resources are subdivided, and must be so reported, in order of increasing conﬁdence in respect of geoscientiﬁc evidence, into Inferred, Indicated or Measured categories.”
All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for eventual economic extraction
(i.e. more likely than not), regardless of the classiﬁcation of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included in a Mineral Resource.
The Mineral Resource is estimated using all drilling and sampling information along with a detailed geological model.
The geological models are based on various combinations-of-core and/or chip logging, mapping, geophysics, geochemistry and geological understanding that have been developed for each deposit. Most of the AngloGold Ashanti deposits have been the subject of research by world experts in the relevant class of gold deposits.
The grade estimation for each deposit has been developed over the life of the mine and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the deep South African mines utilise a process of Compound Log normal macro co-kriging for the estimation of the Mineral Resource, while the open pits and shallow underground mines generally use recoverable Mineral Resource models, estimated using UC or LUC.
In order to comply with the economic requirement of the deﬁnition of Mineral Resource, all AngloGold Ashanti Mineral Resource are
constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Ore Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral
Resource cut-off. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral
Resource, unless it is potentially mineable from underground.
It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore Reserve.
In interpreting the Mineral Resource it is critical to factor in the following:
•
That there is a reasonable expectation of eventual economic extraction
•
The Mineral Resource is quoted in situ and has not been corrected for dilution, mining losses or recovery; and
•
Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas.
Mineral Resource classiﬁcation is based on the ‘15% Rule’. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time, while for an Indicated Mineral Resource estimate the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource the annual error may for 90% of the time, be greater than 15%.
The process and methodology of classiﬁcation are at the discretion of the Competent Person and involves expressing the ‘15%
Rule’ as a required level of information, in tangible terms the spacing of the drill hole or tunnel spacing in a particular deposit.
Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classiﬁcation system conforms to the 15% rule set out above.
Final Mineral Resource classiﬁcation also considers relative conﬁdence in sampling and drilling QAQC as well as other variables that may impact on conﬁdence in tonnage and grade.
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The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identiﬁed and limited measurements and sampling have been completed, but in which the data are insufﬁcient to allow the geological or grade continuity to be interpreted with conﬁdence. While it would be reasonable to expect that the majority of Inferred Mineral
Resources would upgrade to Indicated Mineral Resources with continued exploration, due to the uncertainty of Inferred Mineral
Resources, it should not be assumed that such upgrading will always occur.
AngloGold Ashanti quotes its Mineral Resource as inclusive of the Ore Reserve. However, in this document the exclusive Mineral
Resource is also quoted. The exclusive Mineral Resource is deﬁned as the inclusive Mineral Resource less the Ore Reserve before dilution and other factors are applied.
The exclusive Mineral Resource consists of the following components:
•
All Inferred Mineral Resource, including that within the Ore Reserve design or stope shape
•
Mineral Resource that sits above the Mineral Resource cut-off but below the Ore Reserve cut-off and which resides within the deﬁned Ore Reserve volume
•
Mineral Resource that lies between the LoM pit shell/mine design and the Mineral Resource pit shell / mine design. This material will become economic if the gold price increases
•
Mineral Resource where the technical studies to engineer an Ore Reserve have not yet been completed
All grade tonnage graphs represent in-situ grade and tonnes within the Mineral Resource. Caution should be exercised when interpreting the grade tonnage graphs presented. The ability to selectively mine the deposits may be precluded by the deposit geometry, mining method and the need for practical development of the orebody.
O R E R E S E R V E
The SAMREC Code, 2016 edition, deﬁnition of an Ore Reserve is as follows:
“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource.
It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is deﬁned by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justiﬁed.
The reference point at which Mineral Reserves are deﬁned, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.”
Although the term Ore Reserve is used throughout this document, it is recognised that the term Mineral Reserve is used in the
SAMREC code. For the purposes of reporting under the SAMREC Code, these terms are considered to be synonymous.
Ore Reserve is sub-divided in order of increasing conﬁdence into Probable Ore Reserve and Proved Ore Reserve.
In the underground operations, the Ore Reserve is based on a full mine design and in the case of open pits on a pit optimisation followed by a ﬁnal pit design. The Ore Reserve is reported according to tonnage, mean grade(s), and contained metal inclusive of mining dilution, mining ore-losses and mine call factors. These modifying factors are based on measurements, rather than estimates.
Tonnage and grade estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.
Only the Ore Reserve included for treatment in the business plan production schedule is considered in the Ore Reserve statement.
Inferred Mineral Resource is not included in the Ore Reserve statement.
For all new projects, an audited PFS (as a minimum requirement) must have been completed that demonstrates the viability of the project and meets the company’s investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the company to proceed to FS and ultimately to implement the project.
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Banded Iron formation (BIF):
A chemically formed iron-rich sedimentary rock.
By-products:
Any potentially economic or saleable products that emanate from the core process of producing gold, including silver, uranium, copper, molybdenum and sulphuric acid.
Calc-silicate rock:
A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, often formed by metamorphism of impure limestone or dolomite.
Capital expenditure:
Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL):
Gold is leached from a slurry of ore with cyanide in agitated tanks and adsorbed on to activated carbon granules at the same time (i.e. when cyanide is introduced in the leach tank, there is already activated carbon in the tank and there is no distinction between leach and adsorption stages). The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP):
Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon.
The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Comminution:
The crushing and grinding of ore to make gold available for physical or chemical separation. (See also Milling).
Contained gold:
The total gold content (tonnes multiplied by grade) of the material being described.
Cut-off grade (COG):
The minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.
Depletion:
The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development:
The process of accessing a deposit through shafts and/or tunnelling in underground mining operations.
Electro-winning:
A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution:
Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
Feasibility study (FS):
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed ﬁnancial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justiﬁed (economically mineable). The results of the study may reasonably serve as the basis for a ﬁnal decision by a proponent or
ﬁnancial institution to proceed with, or ﬁnance, the development of the project. The conﬁdence level of the study will be higher than that of a PFS (SAMREC 2016).
Flotation:
Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-
ﬂow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-ﬂowing froth phase.
Full grade ore (FGO):
Ore material with sufﬁcient grade to carry the full operating cost. FGO cut-off is the break-even grade where cost is representative of all costs to carry the full operation excluding direct mining cost.
Gold produced:
Reﬁned gold in a saleable form derived from the mining process.
Grade:
The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t), or ounces per short ton of ore (oz/t) for gold-bearing material.
Indicated Mineral Resource:
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufﬁcient conﬁdence to allow the application of modifying factors in sufﬁcient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufﬁcient to assume geological and grade or quality continuity between points of observation (SAMREC 2016).
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Inferred Mineral Resource:
That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufﬁcient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of conﬁdence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to
Indicated Mineral Resources with continued exploration (SAMREC 2016).
Leaching:
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.
Life of mine (LoM):
Number of years that the operation is planning to mine and treat ore, as taken from the current mine plan.
Marginal ore (MO):
Ore material with grade below the FGO cut-off that can be economically treated at the end of mine life when overhead and mining costs are reduced. MO cut-off is the break-even grade where cost is representative of the reduced cost that will be experienced after mining has ended.
Measured Mineral Resource:
That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with conﬁdence sufﬁcient to allow the application of modifying factors to support detailed mine planning and ﬁnal evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufﬁcient to conﬁrm geological and grade or quality continuity between points of observation. A Measured
Mineral Resource has a higher level of conﬁdence than that applying to either an Indicated Mineral Resource or an Inferred Mineral
Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve (SAMREC 2016).
Metallurgical plant:
A processing plant designed to treat ore and extract gold (and in some cases often valuable by-products).
Milling:
A process of reducing broken ore to a size at which concentrating can be undertaken (See also Comminution).
Mine call factor (MCF):
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Metallurgical recovery factor (MetRF):
A measure of the efﬁciency in extracting gold from the ore deposit.
Mineral deposit:
A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust.
Mining recovery factor (MRF):
This factor reﬂects a mining efﬁciency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.
Modifying factors:
Considerations used to convert Mineral Resource to Ore Reserve. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Net present value (NPV):
The difference between the present value of cash inﬂows and the present value of cash outﬂows.
Ore Reserve:
Ore Reserve is preferred under the JORC Code but Mineral Reserve is in common use in other countries and reporting codes (i.e. SAMREC) and are generally accepted and regarded as synonymous.
Ounce (oz):
Imperial measure of mass speciﬁcally used for precious metals and still the standard measure of mass in the gold industry.
A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Páramo:
Apline tundra ecosystem.
Pay limit:
The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost including Ore Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Precipitate:
The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.
Pre-feasibility study (PFS):
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit conﬁguration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a ﬁnancial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufﬁcient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A PFS is at a lower conﬁdence level than a FS (SAMREC 2016).
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Probable Ore Reserve:
The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource.
The conﬁdence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve
(SAMREC 2016).
Proved Ore Reserve:
The economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of conﬁdence in the modifying factors. (SAMREC 2016).
Reclamation:
In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-
pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.
Recovered grade:
The recovered mineral content per unit of ore treated.
Reef:
A gold-bearing horizon, sometimes a conglomerate band that may contain economic levels of gold. Reef can also be any signiﬁcant or thick gold bearing quartz vein.
Reﬁning:
The ﬁnal puriﬁcation process of a metal or mineral to a saleable form.
Region:
Deﬁnes the operational management divisions within AngloGold Ashanti, namely South Africa, Continental Africa (DRC,
Ghana, Guinea, Mali and Tanzania), Australasia (Australia) and the Americas (Argentina, Brazil and Colombia).
Rehabilitation:
The process of returning disturbed land to a stable, productive or self-sustaining condition requiring no ongoing maintenance to meet the post-mining land use objectives and taking into account beneﬁcial uses of the site and surrounding land.
Rehabilitation objectives are generally deﬁned in environmental permits but are typically amended during the operational phase of projects through stakeholder engagement processes to ensure post mining land uses are congruent with surrounding and regional land use plans. Rehabilitation methods can vary by location owing to the extent of disturbance and geo-climatic factors and include, among others, the processes of remediation, revegetation and restoration, to address issues such as soil, ground and surface water, contamination, soil erosion and revegetation.
Resource modiﬁcation factor (RMF):
This factor is applied when there is an historic reconciliation discrepancy in the Mineral
Resource model. For example between the Mineral Resource model tonnage and the Grade Control model tonnage. It is expressed in both a grade and tonnage number.
Seismic event:
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft:
A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Smelting:
A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.
Selective mining unit (SMU):
The smallest unit that can be mined at a particular operation with the equipment available at that site, reﬂecting the intended or proposed mining selectively.
Stay-in-business capital:
Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development and capital expenditure related to safety, health and the environment.
Stope:
Underground excavation where the mineralised deposit is extracted.
Stoping:
The process of excavating ore underground.
Stripping ratio:
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings:
Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facilities (TSF):
Dam facilities designed to store discarded tailings.
Tonne (t):
Used in metric statistics. Equal to 1,000 kilograms (the International System Units (SI) mass unit).
Tonnage:
Quantity of material measured in tonnes.
Waste:
Material that contains insufﬁcient mineralisation for consideration for future treatment and, as such, is discarded.
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°
Degrees
‘
Minutes
$
United States dollars
3D
Three-dimensional space
2D
Two-dimensional space
AC
Aircore drilling
ADU
Ammonium diuranate or yellow cake
Ag
Silver
AGA
Mineração
AngloGold Ashanti Córrego do Sítio
Mineração operations
AGAG
AngloGold Ashanti (Ghana) Limited
ARS
Argentine peso
ASX
Australian Securities Exchange
Au
Gold
AUD
Australian dollars
Avg./Ave.
Average
BIOX
Bacterial oxidation
BMD
Below mine datum
BRL
Brazilian real
capex
Capital expenditure
CCD
Counter current decantation
CdS
Córrego do Sítio
CEA
Centre of Environmental Studies
CLR
Carbon Leader Reef
cm
Centimetres
cm.g/t
Centimetre grams per tonne
CR
Crystalkop Reef
Cu
Copper
DD
Diamond drilling
DNPM
The Brazilian National Department for
Mineral Production
DRC
Democratic Republic of the Congo
g
Grams
GC
Grade control
GGM
Geita Gold mine
g/t
Grams per tonne
ha
Hectare
JORC
Australasian Code for Reporting Exploration
Results, Mineral Resource and Ore Reserve
JSE
Johannesburg Stock Exchange Limited
JV
Joint venture
KCD
Karagba, Chauffeur and Durba
kg
Kilograms
koz
Thousand ounces
kt
Thousand tonnes
kg/t
Kilograms per tonne
km
Kilometres
ktpa
Kilo tonnes per annum
A B B R E V I A T I O N S
LIB
Long inclined borehole
LUC
Local uniform conditioning
M or m
Metre or million, depending on the context
m
2
Square metre
m
3
Cubic metre
MCH
Meta-chert
MetRF
Metallurgical Recovery Factor
Mlb
Million pounds
Mo
Molybdenum
Moz
Million ounces
MRPTO
Mineral and Petroleum Resources
Titles Ofﬁce
mRL
Metres relative level
MSG
Mineração Serra Grande
Mt
Million tonnes (metric)
Mtpa
Million tonnes per annum
MWS
Mine Waste Solutions
Nufcor
Nuclear Fuels Corporation of South Africa
(Pty) Ltd
PFZ
Pretorius Fault Zone
POX
Pressure oxidation
QKNA
Quantitative kriging neighbourhood analysis
R3
Mineral Resource and Ore Reserve Reporting
System
R or ZAR
South African rand
Randgold
Randgold Resources Limited
RC
Reverse circulation drilling
ROM
Run-of-mine
S
Sulphur
SAG
Société Ashanti Goldﬁelds de Guinea
SAMREC
The South African Code for the Reporting of
Exploration Results, Mineral Resource and
SFZ
Sadiola Fracture Zone
SOKIMO
Société Minièrede Kilo-Moto
SSP
Sadiola Sulphide Project
TJV
Tropicana Joint Venture
tpa
Tonnes per annum
tpd
Tonnes per day
tph
Tonnes per hour
tpm
Tonnes per month
U
3
O
8
Uranium oxide
UC
Uniform conditioning
VCR
Ventersdorp Contact Reef
VR
Vaal Reef
μm
Micron metre
WUDLs
Western Ultra-deep Levels
XRF
X-ray Fluorescence
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A D M I N I S T R A T I V E I N F O R M A T I O N F O R
P R O F E S S I O N A L O R G A N I S A T I O N S
AusIMM
The Australasian Institute of Mining and Metallurgy
PO Box 660, Carlton South, Vic 3053, Australia
Telephone: +61 (3) 9658 6100
Facsimile: +61 (3) 9662 3662
www.ausimm.com.au
PLATO/SAGC
South African Council for Professional and Technical Surveyors/The South African Geomatics Council
P O Box 83018, South Hills, 2136, Gauteng, South Africa
Telephone: +27 (11) 626 1040/1080
Facsimile: +27 (11) 626 2007
www.sagc.org.za
SACNASP
South African Council for Natural Scientiﬁc Professions
Private Bag X540, Silverton, 0127, Gauteng, South Africa
Telephone: +27 (12) 841 1075
Facsimile: +27 (12) 841 1057
www.sacnasp.org.za
SAIMM
The Southern African Institute of Mining and Metallurgy
P.O. Box 61127, Marshalltown, 2107, Gauteng, South Africa
Telephone: +27 (11) 834-1273/7
Facsimile: +27 (11) 838-5923/8156
www.saimm.co.za
SME
The Society for Mining, Metallurgy & Exploration Inc.
12999 E. Adam Aircraft Circle, Englewood, CO 80112
Telephone Toll Free: 1-800-763-3132
Main number: +1 303-948-4200
Facsimile: +1 303-973-3845
www.smenet.org
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F O R W A R D - L O O K I N G S T A T E M E N T
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward looking statements regarding AngloGold Ashanti’s operations, economic performance and ﬁnancial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reﬂected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, ﬂuctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F ﬁled with the United States Securities and
Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date hereof or to reﬂect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualiﬁed by the cautionary statements herein.
This communication may contain certain “Non-GAAP” ﬁnancial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash ﬂow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: May 12, 2017
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance